SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON OCTOBER 17, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 3

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WildHorse Resource Development Corporation

(Exact name of registrant as specified in its charter)

Delaware	1311	81-3470246
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

9805 Katy Freeway, Suite 400

Houston, TX 77024

(713) 568-4910

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay C. Graham

Chief Executive Officer

9805 Katy Freeway, Suite 400

Houston, TX 77024

(713) 568-4910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Douglas E. McWilliams Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222		Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2016

PROSPECTUS

             Shares

WildHorse Resource Development Corporation

Common Stock

This is the initial public offering of the common stock of WildHorse Resource Development Corporation, a Delaware corporation. We are offering              shares of common stock, and the selling stockholders are offering              shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “WRD.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company Status.”

Investing in our common stock involves risks. See “Risk Factors” on page 18.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

The selling stockholders have granted the underwriters the option to purchase up to             additional shares of common stock on the same terms and conditions as set forth above to the extent the underwriters sell more than             shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2016.

Barclays

Prospectus dated                      , 2016.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law, including with respect to any material change affecting us or our business prior to the completion of this offering.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Until                     , 2016 (25 days after commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

Commonly Used Defined Terms

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

•

“WildHorse Development,” “we,” “our,” “us” or like terms refer collectively to WildHorse and Esquisto, together with their consolidated subsidiaries before the completion of our Corporate Reorganization and to WildHorse Resource Development Corporation and its consolidated subsidiaries, including WildHorse and Esquisto, as of and following the completion of our Corporate Reorganization. Information expressed on a pro forma basis gives effect to certain transactions more fully described herein as if they had occurred (i) on January 1, 2014 or January 1, 2015, as applicable, for pro forma statements of operations purposes, (ii) on June 30, 2016 for pro forma balance sheet purposes and (iii) on January 1, 2014 or January 1, 2015, as applicable, for production and other operating data. For further details, please read “Prospectus Summary—Summary Pro Forma Financial Data;”

•	“WildHorse” or our “predecessor” refers to WildHorse Resources II, LLC, together with its consolidated subsidiaries, which owns all of our North Louisiana Acreage;

•

“Esquisto” refers (i) for the period beginning January 1, 2014 through June 19, 2014, to the Initial Esquisto Assets, (ii) for the period beginning June 20, 2014 through July 30, 2015, to Esquisto I, (iii) for the period beginning July 31, 2015 through January 11, 2016, to Esquisto I and Esquisto II on a combined basis and (iv) for the period beginning January 12, 2016 through the date hereof, to Esquisto II (which merged with Esquisto I on that date in the Esquisto Merger); Esquisto owns all of our Eagle Ford Acreage;

•

“Existing Owners” refers, collectively, to (i) NGP and (ii)(a) in the case of WildHorse, the Management Members that directly or indirectly own equity interests in WildHorse prior to the completion of the Corporate Reorganization and in WildHorse Holdings as of and following the completion of the Corporate Reorganization and (b) in the case of Esquisto, the Management Members that directly or indirectly own equity interests in Esquisto prior to the completion of the Corporate Reorganization and in Esquisto Holdings as of and following the completion of the Corporate Reorganization;

•

“Management Members” refers (i) in the case of WildHorse, collectively to the individual founders and employees and other individuals who, together with NGP, initially formed WildHorse and (ii) in the case of Esquisto, collectively to the individual founders and employees and other individuals who initially formed Esquisto;

•

“Initial Esquisto Assets” refers to the oil and natural gas properties contributed to Esquisto I in connection with the formation of Esquisto I on June 20, 2014, which contribution we refer to as the “contribution of the Initial Esquisto Assets;”

•	“Esquisto I” refers to Esquisto Resources, LLC;

•	“Esquisto II” refers to Esquisto Resources II, LLC;

•	“Esquisto Merger” refers to the merger of Esquisto I with and into Esquisto II on January 12, 2016;

•

the “Corporate Reorganization” refers to (i) the current owners of WildHorse exchanging all of their interests in WildHorse for equivalent interests in WildHorse Investment Holdings and the current owners of Esquisto exchanging all of their interests in Esquisto for equivalent interests in Esquisto Investment Holdings, (ii) the contribution by WildHorse Investment Holdings to WildHorse Holdings of all of the interests in WildHorse and the contribution by Esquisto Investment Holdings to Esquisto Holdings of all of the interests in Esquisto, (iii) the issuance of management incentive units by WildHorse Holdings and by Esquisto Holdings to certain of our officers and employees as described in this prospectus and (iv) the contribution by WildHorse Holdings and Esquisto Holdings to us of all of the interests in WildHorse and Esquisto, respectively, in exchange for shares of our common stock (prior to and in connection with the issuance of shares of common stock in this offering), as described more fully in “Prospectus Summary—Corporate Reorganization;”

•	“WildHorse Holdings” refers to WildHorse Holdings, LLC, a limited liability company formed to own a portion of our common stock following the Corporate Reorganization;

•

“WildHorse Investment Holdings” refers to WildHorse Investment Holdings, LLC, a limited liability company formed to own all of the outstanding equity interests in WildHorse Holdings other than certain management incentive units to be issued by WildHorse Holdings in connection with this offering as further described elsewhere in this prospectus;

•	“Esquisto Holdings” refers to Esquisto Holdings, LLC, a limited liability company formed to own a portion of our common stock following the Corporate Reorganization;

•

“Esquisto Investment Holdings” refers to Esquisto Investment Holdings, LLC, a limited liability company formed to own all of the outstanding equity interests in Esquisto Holdings other than certain management incentive units to be issued by Esquisto Holdings in connection with this offering as further described elsewhere in this prospectus;

•

“North Louisiana Acreage” refers to our acreage in North Louisiana in and around the highly prolific Terryville Complex, which has been historically owned and operated by WildHorse, and where we primarily target the overpressured Cotton Valley play;

•	“Terryville Complex” refers to the play located primarily in Lincoln Parish, Louisiana, and northern Jackson Parish, Louisiana;

•	“RCT Area” refers to our Ruston-Choudrant-Tremont acreage within the Terryville Complex located primarily in Lincoln Parish, Louisiana;

•

“Weyerhaeuser Area” refers to the acreage that we have the right to lease within the Terryville Complex located in northern Jackson Parish, Louisiana, which acreage is included in our acreage in this prospectus (see “Business—Reserve Data—Acreage);

•	“Eagle Ford Acreage” refers to our acreage in the northern area of the Eagle Ford Shale in Southeast Texas, which has historically been owned and operated by Esquisto;

•

“Comstock Assets” refers to certain producing properties, undeveloped acreage and water assets Esquisto II acquired from a wholly owned subsidiary of Comstock Resources, Inc. in July 2015, which acquisition we refer to as the “Comstock Acquisition;” and

•

“NGP” refers to Natural Gas Partners, a family of private equity investment funds organized to make direct equity investments in the energy industry, including the funds invested in WildHorse and Esquisto.

We have also included a glossary of some of the oil and natural gas industry terms used in this prospectus in Annex A to this prospectus.

Presentation of Financial and Operating Data

Unless otherwise indicated, the historical financial information presented in this prospectus is that of WildHorse, our predecessor for accounting purposes. The pro forma financial information presented in this prospectus treats the contribution to us of WildHorse and Esquisto in connection with our Corporate Reorganization as a reorganization of entities under common control as if it had occurred on January 1, 2014. Because WildHorse and Esquisto have been under common control since February 2015, once we file a balance sheet after this offering that reflects the completed Corporate Reorganization, prior period financial statements will be retroactively recast to be presented on a combined basis to include the results of Esquisto for periods during which Esquisto was under common control with WildHorse. Please see “Prospectus Summary—Corporate Reorganization” and the unaudited pro forma financial statements included elsewhere in this prospectus.

In addition, unless otherwise indicated, the reserve and operational data presented in this prospectus is that of our predecessor and Esquisto on a combined basis as of the dates and for the periods presented. Unless another date is specified or the context otherwise requires, all acreage, well count, hedging and drilling location data is presented in this prospectus as of June 30, 2016. Unless otherwise noted, references to production volumes refer to sales volumes.

Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the related notes to those financial statements, before investing in our common stock. The information presented in this prospectus assumes an initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters’ option to purchase additional shares of our common stock has not been exercised. Further, unless indicated otherwise or the context otherwise requires, references to our net acreage, drilling locations, working interest and well counts as of June 30, 2016 in this prospectus are adjusted to give pro forma effect to the Rosewood Acquisition, as described in “—Recent Developments.” You should read “Risk Factors” for information about important risks that you should consider carefully before investing in our common stock. Certain common used terms are defined in “Commonly Used Defined Terms” or in the glossary included in this prospectus as Appendix A.

WildHorse Development

We are a growth-oriented, independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL resources. Our assets are characterized by concentrated acreage positions in Southeast Texas and North Louisiana with multiple producing stratigraphic horizons, or stacked pay zones, and attractive single-well rates of return. In Southeast Texas, we operate in Burleson, Lee and Washington Counties where we primarily target the Eagle Ford Shale (our “Eagle Ford Acreage”), which is one of the most active shale trends in North America. In North Louisiana, we operate in and around the highly prolific Terryville Complex, where we primarily target the overpressured Cotton Valley play (our “North Louisiana Acreage”).

We were formed by our management and technical teams and affiliates of Natural Gas Partners (“NGP”), a family of energy-focused private equity investment funds. Prior to our formation, the founding members of our management and technical teams successfully built and sold multiple NGP-sponsored oil and natural gas assets in and around the location of our acreage. Our Chief Executive Officer, Jay C. Graham, our President, Anthony Bahr, and other members of our management team, have significant experience across our acreage. Messrs. Graham and Bahr co-founded one of the predecessors to, and Mr. Graham served as Chief Executive Officer of, Memorial Resource Development Corp. (“MRD”), which pioneered the horizontal redevelopment of the Terryville Complex, participating in the drilling of MRD’s initial 55 horizontal wells. Certain members of our technical team have also been actively involved in drilling in and around our Eagle Ford Acreage since 2008.

Since we commenced operations in 2013, our management and technical teams have successfully executed our development program, growing our acreage position to approximately 205,000 net acres. We have also grown our production from 4.7 MBoe/d for the three months ended June 30, 2014 to approximately 14.6 MBoe/d for the three months ended June 30, 2016, representing a compound annual growth rate (“CAGR”) of approximately 76%, as described below.

As of June 30, 2016, we had assembled a total leasehold position of approximately 205,000 net acres across our expanding acreage, including approximately 96,000 net acres in the Eagle Ford and approximately 109,000 net acres in North Louisiana. We have identified a total of approximately 3,651 gross (1,564 net) drilling locations across our acreage, with further upside potential given the multiple stacked pay zones across much of our acreage. Based on a                 -rig drilling program, our identified locations represent an inventory of approximately                  years.

On our Eagle Ford Acreage, our horizontal drilling locations target the Eagle Ford Shale in Burleson and Lee Counties and the Austin Chalk in Washington County. To date, our drilling program has predominantly targeted our Eagle Ford locations in Burleson County. While not included in our estimate of future horizontal drilling locations, we believe significant additional locations may also exist in the Austin Chalk trend in Burleson County and the Eagle Ford in Washington County. On our North Louisiana Acreage, our horizontal drilling locations target the Upper Red, Lower Red and Upper Deep Pink zones in the RCT and Weyerhaeuser Areas in the overpressured Cotton Valley formation in the Terryville Complex. To date, our drilling program has predominantly targeted our Upper Red locations in the RCT Area. While not included in our estimate of future horizontal drilling locations, we believe additional locations may also exist in additional Cotton Valley intervals across our North Louisiana Acreage.

The following chart provides information regarding our production growth since the second quarter of 2014:

(1)	Includes production attributable to the Comstock Assets acquired in July 2015 for all periods presented.
(2)	Compound annual growth rate, or CAGR, represents a calculation of the average annual compounded growth rate of our average daily production from the second quarter of 2014 to the second quarter of 2016 by comparing our average daily production for the second quarter of 2016 to our average daily production for the second quarter of 2014. The calculation assumes that the growth rate derived from the calculation is even across the periods covered by the calculation and does not take into account any fluctuations in our production for any periods other than the two periods used to calculate the CAGR. Accordingly, the use of CAGR may have limitations, particularly in situations where there are substantial fluctuations in production between the periods used to make the calculation. For a more detailed description of how CAGR is calculated, please see the glossary included in this prospectus as Appendix A.

Our primary objective is to deliver shareholder value through accretive growth in reserves, production and cash flow by developing and expanding our significant portfolio of drilling locations. We believe that our recent well results demonstrate that many of our wells are capable of producing attractive single-well rates of return that are competitive with many of the top performing basins in the United States. We are focused on generating shareholder value by drilling wells with high rates of returns and increasing estimated ultimate recoveries (“EURs”) while driving drilling, completion and operating efficiencies. Our technical expertise has resulted in cost efficiency gains as well as increased hydrocarbon recovery from our wells. For example, in our Eagle Ford

Acreage, due to new drilling technologies and improved procedures, on average we were able to drill twice as many wells per rig during the six months ended June 30, 2016 as we were able to drill during 2014. Additionally, due to improvements in well completions in our Eagle Ford Acreage, we have increased EURs by approximately 28% per completed lateral foot from an average of 75 Boe per foot for our wells completed through December 2014 using Generation 1 hydraulic fracturing designs to 96 Boe per foot for our wells completed from December 2015 through June 2016 using Generation 3 hydraulic fracturing designs.

In July 2015, we reduced our drilling program in our North Louisiana Acreage to one rig in response to low commodity prices and continued operating a one-rig drilling program through the end of 2015. Similarly, in early October 2015, we reduced our drilling program in our Eagle Ford Acreage to one rig, which we ran until February 2016, at which point we ceased drilling due to the commodity price environment. We are currently running a one-rig program in our Eagle Ford Acreage and we intend to add an additional rig in our North Louisiana Acreage in early 2017. We intend to add two additional rigs during the remainder of 2017 in order to a run a four-rig program by the end of 2017 with two rigs drilling in our Eagle Ford Acreage and two rigs drilling in our North Louisiana Acreage.

The table below provides a summary of our net acreage, average working interest, average net revenue interest and horizontal drilling locations as of June 30, 2016:

	Acreage			Horizontal Drilling Locations(3)(4)
	Net Acreage	Average WI %(1)	Average NRI %(2)	Gross	Net
Eagle Ford
Burleson County	60,265	79%	60%	1,778	682
Lee County	20,946	61%	46%	423	218
Washington County	12,069	76%	57%	36	12
Brazos County	2,326	89%	68%	—	—

Total Eagle Ford	95,607	74%	56%	2,237	912

North Louisiana
RCT	36,358	81%	61%	947	496
Weyerhaeuser(5)	12,848	100%	75%	410	128
Other	60,106	68%	52%	57	28

Total North Louisiana	109,312	75%	57%	1,414	652

Combined	204,919	74%	56%	3,651	1,564

(1)	Represents our weighted average working interest across our acreage position.
(2)	Represents our weighted average net revenue interest across our acreage position.
(3)	Our total identified horizontal drilling locations include 212 and 12 locations associated with proved undeveloped reserves as of June 30, 2016 across our Eagle Ford Acreage and North Louisiana Acreage, respectively. Please see “Business—Our Properties—Determination of Identified Drilling Locations” for more information regarding the process and criteria through which these drilling locations were identified. The drilling locations on which we actually drill will depend on the availability of capital, regulatory approval, commodity prices, costs, actual drilling results and other factors. Please see “Risk Factors—Risks Related to Our Business—Our identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.”

(4)	We expect to operate 1,773 gross (1,204 net) of our 3,651 gross (1,564 net) horizontal drilling locations, of which 1,152 gross (774 net) are located on our Eagle Ford Acreage and 621 gross (430 net) are located on our North Louisiana Acreage. We have an approximate 68% average working interest in our operated horizontal drilling locations in both our Eagle Ford and North Louisiana Acreage.
(5)	Consists of acreage we have the right to lease pursuant to an oil and gas lease option agreement with affiliates of Weyerhaeuser Company. See “Business—Reserve Data—Acreage.”

We have a substantial reserve and production base. The tables below provide a summary of our average net daily production for the six months ended June 30, 2016 and proved, probable and possible reserves as of June 30, 2016:

	Estimated Total Proved Reserves						Average Net Daily Production (MBoe/d)
	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total (MBoe)	% Liquids	% Developed
Eagle Ford	49,003	26,518	7,269	60,692	93%	21%	6.3
North Louisiana	703	274,246	306	46,717	2%	49%	8.4

Total	49,706	300,764	7,575	107,409	53%	33%	14.8

	Estimated Total Probable Reserves
	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total (MBoe)	% Liquids
Eagle Ford	60,675	26,758	7,439	72,574	94%
North Louisiana	612	164,640	—	28,052	2%

Total	61,287	191,398	7,439	100,626	68%

	Estimated Total Possible Reserves
	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total (MBoe)	% Liquids
Eagle Ford	105,989	46,761	12,887	126,669	94%
North Louisiana	3,953	1,063,042	—	181,127	2%

Total	109,942	1,109,803	12,887	307,796	40%

Business Strategies

To achieve our primary objective of delivering shareholder value, we intend to execute the following business strategies:

Grow production, reserves and cash flow through the development of our extensive drilling inventory. We believe our extensive inventory of drilling locations in the Eagle Ford and the overpressured Cotton Valley formation in and around the Terryville Complex, combined with our operating expertise, will enable us to continue to deliver accretive production, reserves and cash flow growth and create shareholder value. We have identified a total of approximately 3,651 gross drilling locations across our acreage, with further upside potential given the multiple stacked pay zones across much of our acreage in addition to potential downspacing. We will continue to closely monitor offset operators as they delineate adjoining acreage and zones, providing us further data to optimize our development plan over time. We believe the location, concentration and scale of our core leasehold positions, coupled with our technical understanding of the reservoirs will allow us to efficiently develop our core areas and to allocate capital to maximize the value of our resource base.

Maximize returns by optimizing drilling and completion techniques and improving operating efficiencies. Our management is intently focused on driving efficiencies in the development of our resource base by maximizing our hydrocarbon recovery per well while minimizing our drilling, completion and operating costs. To achieve these efficiencies, we focus on:

•	minimizing the costs of drilling and completing horizontal wells through our knowledge of the target formations, pad drilling and reduced drilling times;

•

maximizing EURs through advanced drilling, completion and production techniques, such as by optimizing lateral lengths, the number of hydraulic fracturing stages and perforation intervals, water and proppant volumes, fluid chemistry, choke management and the strategic use of artificial lift techniques;

•	maximizing our cash flows by targeting specific areas within our balanced portfolio of oil and natural gas drilling opportunities based on the existing commodity price environment; and

•	minimizing operating costs through our experience in efficient well management.

In our Eagle Ford Acreage, we have reduced our drilling and completion costs per completed lateral foot by approximately 37%, from $1,379 per foot for the three months ended March 31, 2015 to approximately $862 per foot for the three months ended June 30, 2016, in part by drilling our last 15 wells in an average of approximately 11 days. Additionally, as we have transitioned our completion techniques in our Eagle Ford Acreage from Generation 1 to Generation 3 hydraulic fracturing designs, we have increased EURs by approximately 28% per completed lateral foot from an average of 75 Boe per foot for our wells completed through December 2014 using our Generation 1 design to 96 Boe per foot for our wells completed from December 2015 through June 2016 using our Generation 3 design. In our North Louisiana Acreage, we have reduced our drilling and completion costs per completed lateral foot by approximately 40%, from approximately $2,200 per foot for the six months ended June 30, 2015 to approximately $1,567 per foot for the six months ended June 30, 2016. Our drilling and completion cost reductions coupled with our completion design improvements are generating enhanced single-well recoveries and attractive returns in the current commodity environment, and we believe we can further optimize our results through these and other technologies across our acreage position.

Capture additional horizontal development opportunities on current acreage. Our existing asset base provides numerous opportunities for our management team to create shareholder value by increasing our inventory beyond our currently identified drilling locations. Based on results from our horizontal drilling program and those of offset operators, including offset production trends, mud logs, 2-D and 3-D seismic, well data analysis and geologic trend mapping, we believe our acreage has multiple productive zones providing significant upside potential to our current inventory of identified drilling locations. We have excluded from our identified drilling locations potential opportunities associated with downspacing and with additional horizontal drilling locations in (i) the Austin Chalk trend in Burleson County, (ii) the Eagle Ford Shale in Washington County, (iii) the Buda, Woodbine, Georgetown and Pecan Gap zones that are present across much of our Eagle Ford Acreage and (iv) additional Cotton Valley intervals across our North Louisiana Acreage.

Utilize extensive acquisition and technical expertise to grow our core acreage position. We have a demonstrated track record of identifying and cost effectively acquiring attractive resource development opportunities. To date, our management and technical teams have completed numerous acquisitions, and we expect to continue to identify and opportunistically lease or acquire additional acreage and producing assets to add to our multi-year drilling inventory. We have followed a geologically driven strategy to establish large, contiguous leasehold positions in our two basins and strategically expand those positions through bolt-on acquisitions over time. We believe our Eagle Ford and North Louisiana Acreage create a platform upon which we can add value by acquiring additional acreage and incremental drilling locations near our current acreage. In this regard, NGP and its affiliates are not limited in their ability to compete with us for future acquisitions, and we do not expect to enter into any agreements or arrangement to apportion future opportunities between us, on the one hand, and NGP and its affiliates, on the other hand.

Maintain a disciplined, growth-oriented financial strategy. We prudently manage our liquidity and leverage levels by monitoring cash flow, capital spending and debt capacity, which, being a two-basin company, we believe will allow us to strategically deploy capital among projects across our acreage. After giving effect to this offering and the use of the proceeds (including the repayment and termination of the WildHorse revolving credit facility, the Esquisto revolving credit facility and the notes payable by Esquisto to its members), we will have $         million of liquidity, consisting of $         million of cash and cash equivalents on hand and $        million of available borrowing capacity under our new revolving credit facility. We intend to fund our growth primarily with internally generated cash flows while maintaining ample liquidity and access to the capital markets, which we believe will allow us to accelerate our development program and maximize the present value of our resource potential. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to reduce our exposure to downside commodity price fluctuations, enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Business Strengths

We believe that the following strengths will allow us to successfully execute our business strategies.

Extensive, contiguous acreage position in two of North America’s leading oil and gas plays. We own an extensive and substantially contiguous acreage position targeting two of the premier plays in North America, the Eagle Ford Shale and the overpressured Cotton Valley formation in and around the Terryville Complex. As of June 30, 2016, we had approximately 205,000 net acres and 107 MMBoe of proved reserves (46% oil, 47% natural gas and 7% NGLs), 101 MMBoe of probable reserves (61% oil, 32% natural gas and 7% NGLs) and 308 MMBoe of possible reserves (36% oil, 60% natural gas and 4% NGLs) across our acreage. We believe that our recent well results demonstrate that many of the wells on our high-quality acreage are capable of producing attractive single-well rates of return that are competitive with many of the top performing basins in the United States. Furthermore, the location of our acreage provides us with lower operating costs and better realized pricing than other companies operating in different basins around the country due to our acreage’s proximity to the end markets for oil, natural gas and NGLs.

Multi-year inventory of drilling opportunities across our acreage position. We have identified approximately 3,651 gross (1,564 net) drilling locations across our acreage position, providing us with over          years of drilling inventory based on a         -rig drilling program. On our Eagle Ford Acreage, our horizontal drilling locations target the Eagle Ford Shale in Burleson and Lee Counties and the Austin Chalk in Washington County, and on our North Louisiana Acreage, our horizontal drilling locations target the Upper Red, Lower Red and Upper Deep Pink zones in the RCT and Weyerhaeuser Areas in the overpressured Cotton Valley formation in the Terryville Complex. In addition, we believe our acreage position includes a number of additional areas and zones that are prospective for hydrocarbons. For example, we believe we may identify additional horizontal drilling locations in (i) the Austin Chalk trend in Burleson County, (ii) the Eagle Ford Shale in Washington County, (iii) the Buda, Woodbine, Georgetown and Pecan Gap zones that are present across much of our Eagle Ford Acreage and (iv) additional Cotton Valley intervals across our North Louisiana Acreage. Furthermore, we also believe that we may add horizontal drilling locations across our entire acreage position through downspacing.

Significant operational control over our assets with low-cost operations. As the operator of a majority of our acreage, we have significant operational control over our assets. We seek to allocate capital among projects in a manner that optimizes both costs and returns, which we believe results in a highly efficient drilling program. We believe maintaining operational control will enable us to enhance returns by implementing more efficient and cost-effective operating practices, such as through the selection of economic drilling locations, the opportunistic timing of development and ongoing improvement of drilling, completion and operating techniques. Our contiguous acreage blocks, and our practice and history of exchanging and consolidating acreage with adjacent operators, allow us to increase our working interest in our wells and provide flexibility to adjust our drilling and completion techniques, such as pad drilling and the length of our horizontal laterals, in order to optimize our well results, drilling costs and returns.

Balanced asset portfolio with significant capital allocation optionality. We believe our balanced exposure to both oil and natural gas gives us the ability to adjust our capital plan and drilling program to rebalance our production as market conditions evolve. We have significant exposure to natural gas and NGLs in our North Louisiana Acreage and significant exposure to oil, natural gas and NGLs in our Eagle Ford Acreage. As of June 30, 2016, 53% and 41% of our total proved reserves and production, respectively, were comprised of oil and NGLs and 47% and 59% of our total proved reserves and production, respectively, were comprised of natural gas. As changes in the commodity price environment occur, we intend to adapt and manage our capital spending and production profile to benefit from these trends.

Management and technical teams with substantial technical and operational expertise. Our management and technical teams have significant industry experience and a long history of collaboration in the identification, execution and integration of acquisitions and in cost-efficient management of profitable, large-scale drilling programs. Additionally, we have substantial expertise in advanced drilling and completion technologies and decades of collective experience in operating in the Eagle Ford and North Louisiana. Mr. Graham, our Chief Executive Officer, and Mr. Bahr, our President, co-founded one of the predecessors to, and Mr. Graham served as Chief Executive Officer of, MRD, which pioneered the horizontal redevelopment of the Terryville Complex, participating in the drilling of MRD’s initial 55 horizontal wells. Further, our management team has a proven track record of returning value to shareholders and a significant economic interest in us directly and through its equity interests in each of WildHorse Holdings and Esquisto Holdings, as shown below in “—Corporate Reorganization.” We believe our management team is motivated to use its experience in identifying and creating value across our acreage and drilling highly productive wells to deliver attractive returns, maintain safe and reliable operations and create shareholder value.

Geographically advantaged assets with significant midstream infrastructure to service our production. Our acreage position is in close proximity to end markets for oil, natural gas and NGLs, providing us with a regional price advantage. For example, low oil and natural gas basis differentials along the Gulf Coast represent a competitive advantage when compared to other plays, such as the Marcellus, Utica, Permian and DJ. Recently developed and low-cost legacy infrastructure is in place across significant portions of our acreage to support our development program. In addition, we own and operate a large portion of our necessary midstream infrastructure which provides us with improved netbacks. On our North Louisiana Acreage, we own and operate a gathering system with capacity of approximately 250 MMcf/d as of June 30, 2016, as well as a saltwater disposal system. On our Eagle Ford Acreage, we own substantial fresh water supply and storage and are in the process of developing a saltwater disposal system. Our midstream infrastructure allows us to realize lower operating costs and provides us with increased flexibility in our development program. In addition, while not currently contemplated, our midstream infrastructure could prove to be a future source of additional capital if monetized at an attractive valuation.

Recent Developments

In September 2016, we agreed to acquire from certain third parties approximately 7,500 net acres, consisting primarily of additional working interests in our Eagle Ford Acreage in Lee County (the “Rosewood Acquisition”). The closing of the acquisition will occur contemporaneously with the closing of this offering, and we will issue              shares to such third parties as consideration. The acreage we will acquire includes one producing well that was producing approximately 30 Boe/d as of October 15, 2016 and results in the addition of approximately 78 net drilling locations to our drilling inventory.

Capital Program

We intend to develop our multi-year drilling inventory by utilizing our significant expertise in horizontal drilling to grow our production, reserves and cash flow. Our 2016 capital budget for drilling, completion, leasehold acquisition and midstream infrastructure development is $126.3 million, of which we have invested $57.9 million through June 30, 2016.

By operating the majority of our acreage, the amount and timing of our capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including the success of our drilling activities, volatility in commodity prices, the availability of necessary equipment, infrastructure, personnel and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions and drilling and acquisition costs. Any reduction in our capital expenditure budget could have the effect of delaying or limiting our development program, which would negatively impact our ability to grow production and could materially and adversely affect our future business, financial condition, results of operations or liquidity. For further discussion of the risks we face, please read “Risk Factors—Risks Related to Our Business—Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.”

Risk Factors

An investment in our common stock involves a number of risks that include the speculative nature of oil and natural gas exploration, competition, volatile commodity prices and other material factors. You should carefully consider, in addition to the other information contained in this prospectus, the risks described in “Risk Factors” before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment:

•

Oil, natural gas and NGL prices are volatile. A sustained decline in oil, natural gas and NGL prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments.

•

Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.

•	Part of our business strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

•	Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

•

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

•

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage or the leases are renewed.

•	Our producing properties are located in the Eagle Ford and in North Louisiana, making us vulnerable to risks associated with operating in a limited number of geographic areas.

•

Certain factors could require us to write-down the carrying values of our properties, including commodity prices decreasing to a level such that our future undiscounted cash flows from our properties are less than their carrying value.

•	The loss of senior management or technical personnel could adversely affect operations.

•	NGP has the ability to direct the voting of a majority of our common stock, and its interests may conflict with those of our other stockholders.

•

NGP and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable NGP to benefit from corporate opportunities that might otherwise be available to us.

•	We expect to be a “controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Corporate Reorganization

We were incorporated under the laws of the State of Delaware in August 2016 to become a holding company for the assets and operations of WildHorse and Esquisto. WildHorse was founded in June 2013, with equity commitments from affiliates of NGP and its Management Members, and Esquisto was founded in June 2014.

Contemporaneously with this offering, (i) the current owners of WildHorse will exchange all of their interests in WildHorse for equivalent interests in WildHorse Investment Holdings and the current owners of Esquisto will exchange all of their interests in Esquisto for equivalent interests in Esquisto Investment Holdings, (ii) WildHorse Investment Holdings will contribute all of the interests in WildHorse to WildHorse Holdings and Esquisto Investment Holdings will contribute all of the interests in Esquisto to Esquisto Holdings, (iii) WildHorse Holdings and Esquisto Holdings will issue management incentive units to certain of our officers and employees as described in this prospectus and (iv) WildHorse Holdings and Esquisto Holdings will contribute all of the interests in WildHorse and Esquisto to us in exchange for shares of our common stock. We refer to these reorganization transactions as the “Corporate Reorganization.” As a result of the Corporate Reorganization, WildHorse and Esquisto will become direct, wholly owned subsidiaries of WildHorse Resource Development Corporation.

We were incorporated to serve as the issuer in this offering and have no previous operations, assets or liabilities. For more information on our reorganization and the ownership of our common stock by our principal stockholders, please see “Principal and Selling Shareholders” and the unaudited pro forma financial statements included elsewhere in this prospectus.

The following diagram indicates our simplified ownership structure after giving effect to our Corporate Reorganization and this offering (assuming that the underwriters’ option to purchase additional shares is not exercised) and does not give effect to              shares of common stock reserved for future issuance under the WildHorse Resource Development Corporation 2016 Long-Term Incentive Plan (our “LTIP”), as described in “Executive Compensation—2016 Long-Term Incentive Plan” or our intended grant of              restricted shares of common stock to our independent directors and certain of our officers and employees under such plan in connection with the successful completion of this offering. See “Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses” for more information.

*	Includes shares issued in connection with the Rosewood Acquisition.

Our Principal Stockholders

Following the completion of this offering and our Corporate Reorganization, WildHorse Holdings and Esquisto Holdings will directly own     % and     %, respectively, of our common stock, or     % and     %, respectively, if the underwriters’ option to purchase additional shares is exercised in full. WildHorse Holdings and Esquisto Holdings are controlled by NGP. Please see “—Corporate Reorganization.”

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•

provide certain disclosures regarding executive compensation required of larger public companies or hold stockholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

•

the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 9805 Katy Freeway, Suite 400, Houston, Texas 77024, and our telephone number at that address is (713) 568-4910.

Our website address is              . We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”), available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

The Offering

Issuer	WildHorse Resource Development Corporation.

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).

Common stock outstanding after this offering	shares.

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our common stock to the extent the underwriters sell more than shares of common stock in this offering.

Use of proceeds	We expect to receive approximately $ million of net proceeds, based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the proceeds from this offering to (i) repay in full and terminate the WildHorse revolving credit facility, the Esquisto revolving credit facility and all notes payable by Esquisto to its members, and (ii) fund a portion of our drilling program. Please read “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock. Please read “Dividend Policy.”

Listing and trading symbol	We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “WRD.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

The information above excludes          shares of common stock reserved for issuance pursuant to our LTIP, which we intend to adopt in connection with the completion of this offering and does not include          restricted shares of our common stock expected to be issued to our independent directors and certain of our officers and employees in connection with the successful completion of this offering pursuant to our LTIP. See “Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses” for more information.

Summary Pro Forma Financial Data

The following table shows summary unaudited pro forma financial data of WildHorse Development for the periods and as of the dates indicated.

The summary unaudited pro forma statement of operations data for the year ended December 31, 2014 has been prepared to give pro forma effect to (i) the Corporate Reorganization and (ii) the contribution of the Initial Esquisto Assets to Esquisto as part of its formation as if they had occurred on January 1, 2014. The summary unaudited pro forma statements of operations data for the year ended December 31, 2015 and the six months ended June 30, 2015 have been prepared to give pro forma effect to (i) the Corporate Reorganization, (ii) the Comstock Acquisition and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2015. The summary unaudited statement of operations data for the six months ended June 30, 2016 and the summary unaudited pro forma balance sheet data as of June 30, 2016 have been prepared to give pro forma effect to the Corporate Reorganization and this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2015 and June 30, 2016, respectively. Please see “Use of Proceeds.” This data is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

For selected historical consolidated financial data of WildHorse, our predecessor, as of and for the years ended December 31, 2014 and 2015, derived from the audited historical consolidated financial statements of WildHorse, please see “Selected Historical Consolidated and Unaudited Pro Forma Financial Data” included elsewhere in this prospectus.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “—Corporate Reorganization,” the historical consolidated financial statements of WildHorse and the unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Pro Forma
	Year Ended December 31,				Six Months Ended June 30,
	2014		2015		2015		2016
	(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Oil sales		$17,826		$61,491		$30,190		$32,365
Natural gas sales		38,345		34,687		16,498		16,792
NGL sales		2,285		5,512		2,732		2,160
Gathering system income		—		314		—		868

Total revenues		58,456		102,004		49,420		52,185

Operating expenses:
Lease operating expenses		10,540		15,522		7,157		5,882
Gathering system operating expense		—		1,795		—		118
Production and ad valorem taxes		3,405		5,652		3,105		3,256
Cost of oil sales		687		—		—		—
Depreciation, depletion and amortization		23,269		63,921		26,527		41,427
Impairment of proved oil and gas properties		24,721		9,312		5,954		—
General and administrative expenses		8,226		16,611		7,578		9,132
Exploration expenses		1,599		17,863		12,467		7,522

Total operating expenses		72,447		130,676		62,788		67,337

Loss from operations		(13,991)		(28,672)		(13,368)		(15,152)

Other income (expense):
Interest expense		(3,286)		(4,154)		(2,077)		(2,077)
Other income (expense)		(120)		(150)		22		(419)
Gain on derivatives instruments		6,514		13,854		1,972		(12,364)

Total other income		3,108		9,550		(83)		(14,860)

Net loss before income taxes		(10,883)		(19,122)		(13,451)		(30,012)
Income tax benefit (expense)		4,502		7,921		5,610		11,725

Net (loss) income		$(6,381)		$(11,201)		$(7,841)		$(18,287)

Net loss per common share:
Basic and diluted	$		$		$		$
Weighted average common shares outstanding:
Basic and diluted
Other Financial Data:
Adjusted EBITDAX(1)		$32,120		$73,472		$35,651		$38,943
Balance Sheet Data (at period end):
Cash and cash equivalents								$5,498
Total assets								$897,090
Total liabilities								$291,009
Owners’ equity								$606,081
Total liabilities and owners’ equity								$897,090

(1)	Adjusted EBITDAX is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”). For a definition of Adjusted EBITDAX and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measure.”

Non-GAAP Financial Measure

Adjusted EBITDAX is a supplemental non-GAAP financial performance measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDAX as net (loss) income before interest expense, income taxes, depreciation, depletion and amortization of asset retirement obligations, exploration expense and impairment of unproved properties, gains on derivatives excluding effects of settled derivatives and other non-cash and non-recurring operating items. Adjusted EBITDAX is not a measure of net (loss) income as determined according to GAAP.

Management believes Adjusted EBITDAX is a useful performance measure because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net (loss) income in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net (loss) income as determined in accordance with GAAP. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDAX to net (loss) income, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Pro Forma
	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(In thousands)
Adjusted EBITDAX reconciliation to net (loss) income:
Net (loss) income	$(6,381)	$(11,201)	$(7,841)	$(18,287)
Interest expense	3,286	4,154	2,077	2,077
Income tax (benefit) expense	(4,502)	(7,921)	(5,610)	(11,725)
Depreciation, depletion and amortization asset retirement obligations	23,269	63,921	26,527	41,427
Exploration expense and impairment of properties	26,320	27,175	18,421	7,522
Gain (loss) on derivatives	(6,514)	(13,854)	(1,972)	12,364
Effects of derivative settlements	(2,712)	11,958	4,437	5,851
Non-cash liability amortization	(646)	(760)	(388)	(286)

Adjusted EBITDAX	$32,120	$73,472	$35,651	$38,943

Summary Pro Forma Reserve and Operating Data

Summary Reserve Data

The following table summarizes the estimated net proved, probable and possible oil, natural gas and NGL reserves of WildHorse and Esquisto on a pro forma basis as of June 30, 2016. Cawley, Gillespie & Associates (“Cawley”), our independent petroleum engineer, prepared Esquisto’s reserves estimates and audited WildHorse’s reserves estimates. Such reserves estimates were prepared in accordance with the SEC’s rules regarding oil, natural gas and NGL reserve reporting.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Reserve Data” in evaluating the material presented below.

As of June 30, 2016(1)
Estimated Proved Reserves:
Oil (MMBbls)	49.7
Natural gas (Bcf)	300.8
NGLs (MMBbls)	7.6

Total proved reserves (MMBoe)	107.4

Estimated Proved Developed Reserves:
Oil (MMBbls)	9.3
Natural gas (Bcf)	142.0
NGLs (MMBbls)	2.6

Total proved developed reserves (MMBoe)	35.6

Proved developed reserves as a percentage of total proved reserves	33.1%

Estimated Proved Undeveloped Reserves:
Oil (MMBbls)	40.4
Natural gas (Bcf)	158.7
NGLs (MMBbls)	5.0

Total proved undeveloped reserves (MMBoe)	71.8

Proved undeveloped reserves as a percentage of total proved reserves	66.9%

Estimated Probable Reserves:
Oil (MMBbls)	61.3
Natural gas (Bcf)	191.4
NGLs (MMBbls)	7.4

Total probable reserves (MMBoe)(2)	100.6

Estimated Possible Reserves:
Oil (MMBbls)	109.9
Natural gas (Bcf)	1,109.8
NGLs (MMBbls)	12.9

Total possible reserves (MMBoe)(2)	307.8

(1)

WildHorse’s and Esquisto’s estimated net proved, probable and possible reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC rules. For oil and NGL volumes, the average WTI posted price of $43.12 per barrel as of June 30, 2016 was adjusted for quality, transportation fees and a regional price differential. For natural gas volumes, the average Henry Hub spot price of $2.24 per MMBtu as of June 30, 2016 was adjusted for energy content, transportation fees and a regional price differential. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the WildHorse properties are $39.78 per barrel of oil, $2.32 per Mcf of natural gas and $12.37 per barrel of NGL as of June 30, 2016. The average adjusted product prices weighted by production over the remaining lives of the Esquisto properties are $40.46 per barrel of oil, $1.35 per Mcf of natural gas and $10.35 per barrel of NGL as of June 30, 2016.
(2)	All of our estimated probable and possible reserves are classified as undeveloped.

Production and Operating Data

The following table sets forth information regarding production, realized prices and production costs for WildHorse and Esquisto on a pro forma basis for the six months ended June 30, 2016 and the year ended December 31, 2015. For additional information on price calculations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31, 2015	Six Months Ended June 30, 2016
Net Production Volumes:
Oil (MBbls)	1,333.9	880.2
Natural gas (MMcf)	15,342.7	9,540.1
NGLs (MBbls)	459.1	214.3

Total (MBoe)	4,350.1	2,684.6

Average net daily production (MBoe/d)	11.9	14.8
Average Sales Prices:
Oil (per Bbl) (excluding impact of settled derivatives)	$46.10	$36.77
Oil (per Bbl) (after impact of settled derivatives)	$46.86	$39.13
Natural gas (per Mcf) (excluding impact of settled derivatives)	$2.26	$1.76
Natural gas (per Mcf) (after impact of settled derivatives)	$2.97	$2.16
NGLs (per Bbl)	$12.01	$10.08

Total (per Boe) (excluding impact of settled derivatives)	$23.38	$19.12
Total (per Boe) (after impact of settled derivatives)	$26.13	$21.30

Expenses per Boe:
Lease operating expenses	$3.57	$2.19
Gathering system operating expenses	$0.41	$0.04
Production and ad valorem taxes	$1.30	$1.21
Depreciation, depletion and amortization	$14.69	$15.43
Impairment of proved oil and gas properties	$2.14	—
General and administrative expenses	$3.82	$3.40
Exploration expenses	$4.11	$2.80

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before making an investment decision. If any of the events discussed in the risk factors below actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals. We cannot assure you that any of the events discussed in the risk factors below will not occur. Further, the risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. If any of these risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Oil, natural gas and NGL prices are volatile. A sustained decline in oil, natural gas and NGL prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments.

The prices we receive for our oil, natural gas and NGL production heavily influence our revenue, profitability, access to capital, future rate of growth and the carrying value of our properties. Oil, natural gas and NGLs are commodities, and their prices may fluctuate widely in response to market uncertainty and to relatively minor changes in the supply of and demand for oil, natural gas and NGLs. Historically, oil, natural gas and NGL prices have been volatile. For example, during the period from January 1, 2014 through September 19, 2016, the WTI spot price for oil declined from a high of $107.95 per Bbl on June 20, 2014 to $26.19 per Bbl on February 11, 2016, and the Henry Hub spot price for natural gas has declined from a high of $8.15 per MMBtu on February 10, 2014 to a low of $1.49 per MMBtu on March 4, 2016. Likewise, NGLs, which are made up of ethane, propane, isobutane, normal butane and natural gasoline, each of which have different uses and different pricing characteristics, have suffered significant recent declines in realized prices. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control, which include the following:

•	worldwide and regional economic conditions impacting the global supply and demand for oil, natural gas and NGLs;

•	the price and quantity of foreign imports of oil, natural gas and NGLs;

•	political and economic conditions in or affecting other producing regions or countries, including the Middle East, Africa, South America and Russia;

•	actions of the Organization of the Petroleum Exporting Countries, its members and other state-controlled oil companies relating to oil price and production controls;

•	the level of global exploration, development and production;

•	the level of global inventories;

•	prevailing prices on local price indexes in the areas in which we operate;

•	the proximity, capacity, cost and availability of gathering and transportation facilities;

•	localized and global supply and demand fundamentals and transportation availability;

•	the cost of exploring for, developing, producing and transporting reserves;

•	weather conditions and natural disasters;

•	technological advances affecting energy consumption;

•	the price and availability of alternative fuels;

•	expectations about future commodity prices; and

•	U.S. federal, state and local and non-U.S. governmental regulation and taxes.

In the second half of 2014, oil prices began a rapid and significant decline from a high WTI spot price of $107.95 on June 20, 2014, as global oil supply began to outpace demand. Prices continued to decline through 2015 and into 2016, reaching a low of $26.19 on February 11, 2016. Since then, prices have recovered some with oil prices reaching a high of $51.23 in the second quarter of 2016, although oil prices have subsequently fallen to $43.30 as of September 19, 2016. In general, the imbalance between supply and demand, and the perception of such imbalance, that has influenced the current commodity price cycle reflects the significant supply growth achieved in the United States as a result of shale drilling and oil production increases by certain other countries, including Russia and Saudi Arabia, as part of a sustained effort to retain and capture additional market share, combined with only modest demand growth in the United States and less-than-expected demand in other parts of the world, particularly in Europe and China. Although there has been a dramatic decrease in drilling activity in the industry, oil storage levels in the United States remain at historically high levels. Until supply and demand balance and excess storage levels begin to decline, prices are expected to remain under pressure. In addition, the lifting of economic sanctions on Iran has resulted in increasing supplies of oil from Iran, adding further downward pressure on oil prices. NGL prices generally correlate with the price of oil. Additionally, the supply of NGLs has continued to grow in the United States due to an increase in industry participants targeting NGL producing projects, which places additional pressure on the price of NGLs. Prices for domestic natural gas began to decline during the third quarter of 2014 and have continued to be weak throughout 2015 and thus far in 2016.

Similarly, the declines in natural gas prices are primarily due to an imbalance between supply and demand across North America. The duration and magnitude of the commodity price decline cannot be accurately predicted. Compared to 2014, our pro forma realized oil price for 2015 fell 47% to $46.10 per barrel, and our pro forma realized oil price for the six months ended June 30, 2016 has further decreased to $36.77 per barrel. Similarly, our pro forma realized natural gas price for 2015 decreased 44% to $2.26 per Mcf, and our pro forma realized price for NGLs declined 53% to $12.01 per barrel. For the six months ended June 30, 2016, our pro forma realized price for natural gas was $1.76 per Mcf, and our realized price for NGLs was $10.08 per barrel.

Lower commodity prices may reduce our cash flow and borrowing ability. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to develop future reserves could be adversely affected. Also, using lower prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits. In addition, sustained periods with oil and natural gas prices at levels lower than current WTI or Henry Hub strip prices may adversely affect our drilling economics and our ability to raise capital, which may require us to re-evaluate and postpone or eliminate our development program, and result in the reduction of some of our proved undeveloped reserves and related standardized measure. If we are required to curtail our drilling program, we may be unable to continue to hold leases that are scheduled to expire, which may further reduce our reserves. As a result, a substantial or extended decline in commodity prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures.

Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.

The oil and natural gas industry is capital-intensive. We make and expect to continue to make substantial capital expenditures related to our development projects and acquisitions. Our 2016 capital budget for drilling, completion, leasehold acquisitions and midstream infrastructure development is $126.3 million. We expect to fund our 2016 capital budget with cash generated by operations, borrowings under our new revolving credit facility and a portion of the proceeds from this offering. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. The issuance of additional indebtedness would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund working capital, capital expenditures and acquisitions. The issuance of additional equity securities would be dilutive to our other stockholders. The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things: commodity prices; actual drilling results; the availability of drilling rigs and other services and equipment; and regulatory, technological and competitive developments. A reduction in commodity prices from current levels may result in a decrease in our actual capital expenditures, which would negatively impact our ability to grow production.

Our cash flow from operations and access to capital are subject to a number of variables, including:

•	the prices at which our production is sold;

•	our proved reserves;

•	the amount of hydrocarbons we are able to produce from existing wells;

•	our ability to acquire, locate and produce new reserves;

•	the amount of our operating expenses;

•	cash settlements from our derivative activities;

•	our ability to borrow under our new revolving credit facility; and

•	our ability to access the capital markets.

If our revenues or the borrowing base under our new revolving credit facility decrease as a result of lower oil, natural gas and NGL prices, operational difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. For a period of 180 days following the date of this prospectus, we will not be able to sell any shares of our common stock, whether pursuant to a private or public offering, without the prior written consent of Barclays Capital Inc. See “Underwriting (Other Relationships)” for more information. If cash flow generated by our operations or available borrowings under our new revolving credit facility are insufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of the development of our properties, which in turn could lead to a decline in our reserves and production and could materially and adversely affect our business, financial condition and results of operations.

Part of our business strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

Our operations involve utilizing some of the latest drilling and completion techniques as developed by us and our service providers. The difficulties we face drilling horizontal wells include:

•	landing our wellbore in the desired drilling zone;

•	staying in the desired drilling zone while drilling horizontally through the formation;

•	running our casing the entire length of the wellbore; and

•	being able to run tools and other equipment consistently through the horizontal wellbore.

Difficulties that we face while completing our wells include the following:

•	the ability to fracture stimulate the planned number of stages;

•	the ability to run tools the entire length of the wellbore during completion operations; and

•	the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

In addition, certain of the new techniques we are adopting may cause irregularities or interruptions in production due to offset wells being shut in and the time required to drill and complete multiple wells before any such wells begin producing. Furthermore, the results of drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer and emerging formations and areas have limited or no production history and, consequently, we are more limited in assessing future drilling results in these areas. If our drilling results are less than anticipated, the return on our investment for a particular project may not be as attractive as we anticipated, and we could incur material write-downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our future financial condition and results of operations will depend on the success of our development, production and acquisition activities, which are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil and natural gas production.

Our decisions to develop or purchase prospects or properties will depend, in part, on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, see “—Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.” In addition, our cost of drilling, completing and operating wells is often uncertain.

Further, many factors may curtail, delay or cancel our scheduled drilling projects, including:

•	delays imposed by, or resulting from, compliance with regulatory requirements, including limitations on wastewater disposal, emission of greenhouse gases (“GHGs”) and hydraulic fracturing;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel or in obtaining water for hydraulic fracturing activities;

•	equipment failures, accidents or other unexpected operational events;

•	lack of available gathering facilities or delays in construction of gathering facilities;

•	lack of available capacity on interconnecting transmission pipelines;

•	adverse weather conditions;

•	issues related to compliance with environmental regulations;

•

environmental hazards, such as oil and natural gas leaks, oil spills, pipeline and tank ruptures and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

•	declines in oil and natural gas prices;

•	limited availability of financing on acceptable terms;

•	title issues; and

•	other market limitations in our industry.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations, including our new revolving credit facility, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness may be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of our existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. However, we may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

We expect that our new revolving credit facility will contain a number of significant covenants, including restrictive covenants that may limit our ability to engage in certain other transactions without the prior consent of the lenders. In addition, we expect that our new revolving credit facility will require us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios.

Any restrictions in our new revolving credit facility may also impact our ability to obtain capital to withstand a downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our new revolving credit facility may impose on us.

A breach of any covenant in our new revolving credit facility may result in a default under the agreement. A default, if not waived, could result in acceleration of the indebtedness outstanding under our new revolving credit facility and in a default with respect to, and an acceleration of, the indebtedness outstanding under any other debt agreements to which we are a party. Any such accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Any significant reduction in our borrowing base under our new revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.

We expect that our new revolving credit facility, which we plan to enter into in connection with the completion of this offering, will limit the amounts we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, will unilaterally determine on a regular basis based upon projected revenues from the oil and natural gas properties securing our loan. If our borrowing base is reduced, we may not have access to capital needed to fund our expenditures and we would be required to repay outstanding borrowings in excess of the borrowing base or we must pledge other collateral after applicable grace periods. We may not have other collateral or the financial resources in the future to make mandatory principal prepayments required under our new revolving credit facility, which could lead to a default.

Our derivative activities could result in financial losses or could reduce our earnings.

We enter into derivative instrument contracts for a portion of our oil and natural gas production. As of September 1, 2016, we had entered into swaps and collars through December 2019 covering a total of 1,520 MBbl of our projected oil production and 16,832,856 MMBtu of our projected natural gas production. Accordingly, our earnings may fluctuate significantly as a result of changes in fair value of our derivative instruments.

Derivative instruments also expose us to the risk of financial loss in some circumstances, including when:

•	production is less than the volume covered by the derivative instruments;

•	the counterparty to the derivative instrument defaults on its contractual obligations;

•	there is an increase in the differential between the underlying price in the derivative instrument and actual prices received; or

•	there are issues with regard to legal enforceability of such instruments.

The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If we enter into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced, which could limit our ability to make future capital expenditures and make payments on our indebtedness, and which could also limit the size of our borrowing base. Future collateral requirements will depend on arrangements with our counterparties, oil, natural gas and NGL prices and interest rates. In addition, derivative arrangements could limit the benefit we would receive from increases in the prices for oil, natural gas and NGLs or from reductions in interest rates, which could have a material adverse effect on our financial condition.

Our derivative contracts expose us to risk of financial loss if a counterparty fails to perform under a contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make the counterparty unable to perform under the terms of the contract, and we may not be able to realize the benefit of the contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions.

During periods of declining commodity prices or, to the extent we have interest rate derivative instrument contracts, increasing interest rates, our derivative contract receivable positions would generally increase, which increases our counterparty credit exposure. If the creditworthiness of our counterparties deteriorates and results in their nonperformance, we could incur a significant loss with respect to our derivative contracts.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reserves. In order to prepare reserve estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

Actual future production, oil, natural gas and NGL prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary from our estimates. For instance, initial production rates reported by us or other operators may not be indicative of future or long-term production rates, our recovery efficiencies may be worse than expected and production declines may be greater than we estimate and may be more rapid and irregular when compared to initial production rates. In addition, we may adjust reserve estimates of proved, probable and possible reserves to reflect additional production history, results of development activities, current commodity prices and other existing factors. Any significant variance could materially affect the estimated quantities and present value of our reserves. Moreover, there can be no assurance that our reserves will ultimately be produced or that our proved undeveloped, probable and possible reserves will be developed within the periods anticipated.

You should not assume that the present value of future net revenues from our reserves presented in this prospectus is the current market value of our estimated reserves. Actual future prices and costs may differ materially from those used in the present value estimate. For example, our estimated proved reserves as of June 30, 2016 and related standardized measure were calculated under SEC rules using twelve-month trailing average benchmark prices of $43.12 per barrel of oil (WTI) and $2.24 per MMBtu of natural gas (Henry Hub spot), which, for certain periods in 2016, were substantially higher than the available spot prices. If spot prices are below such calculated amounts, using more recent prices in estimating proved reserves may result in a reduction in proved reserve volumes due to economic limits.

We will not be the operator on all of our acreage or drilling locations, and, therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated assets and could be liable for certain financial obligations of the operators or any of our contractors to the extent such operator or contractor is unable to satisfy such obligations.

We currently expect to operate approximately 1,773 of our gross horizontal drilling locations. However, there is no assurance that we will operate all of these locations. In addition, unless we are successful in increasing our working interest in our other drilling locations through acreage exchanges and consolidation efforts, we will not be the operator with respect to these other identified horizontal drilling locations. We have limited ability to exercise influence over the operations of the drilling locations operated by our partners, and there is the risk that our partners may at any time have economic, business or legal interests or goals that are inconsistent with ours. Furthermore, the success and timing of development activities operated by our partners will depend on a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the operator’s expertise and financial resources;

•	the approval of other participants in drilling wells;

•	the selection of technology; and

•	the rate of production of reserves, if any.

This limited ability to exercise control over the operations and associated costs of some of our drilling locations could prevent the realization of targeted returns on capital in drilling or acquisition activities.

Further, we may be liable for certain financial obligations of the operator of a well in which we own a working interest to the extent such operator becomes insolvent and cannot satisfy such obligations. Similarly, we may be liable for certain obligations of our contractors to the extent such contractor becomes insolvent and cannot satisfy their obligations. The satisfaction of such obligations could have a material adverse effect on our financial condition.

Our identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.

Our management and technical teams have specifically identified and scheduled certain drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals, the cooperation of other working interest owners and other factors. Because of these uncertain factors, we do not know if the numerous drilling locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other drilling locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the drilling locations are obtained, the leases for such acreage will expire. As such, our actual drilling activities may materially differ from those presently identified.

As of June 30, 2016, we had identified 2,237 gross horizontal drilling locations on our Eagle Ford Acreage and 1,414 gross horizontal drilling locations on our North Louisiana Acreage. As a result of the limitations described in this prospectus, we may be unable to drill many of our identified locations. In addition, we will require significant additional capital over a prolonged period in order to pursue the development of these locations, and we may not be able to raise or generate the capital required to do so. See “—Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.” Any drilling activities we are able to conduct on these locations may not be successful, may not result in production or additions to our estimated proved reserves and could result in a downward revision of our estimated proved reserves, which could have a material adverse effect on the borrowing base under our new revolving credit facility or our future business and results of operations. Additionally, if we curtail our drilling program, we may lose a portion of our acreage through lease expirations and may be required to reduce our estimated proved reserves, which could reduce the borrowing base under our new revolving credit facility.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage or the leases are renewed.

As of June 30, 2016, approximately 41% of our total net acreage (approximately 36% of our Eagle Ford Acreage and approximately 46% of our North Louisiana Acreage) was held by production. The leases for our net acreage not held by production will expire at the end of their primary term unless production is established in paying quantities under the units containing these leases or the leases are renewed. For example, as of June 30, 2016, 13% and 34% of our net undeveloped acreage will expire in 2016 and 2017, respectively. If our leases expire and we are unable to renew the leases, we will lose our right to develop the related properties. Although we intend to extend substantially all of our net acreage associated with identified drilling locations through a combination of development drilling, the payment of pre-agreed leasehold extension and renewal payments pursuant to an option to extend or the negotiation of lease extensions, we may not be successful in extending our leases. Additionally, where we do not have options to extend a lease, we may not be successful in negotiating extensions or renewals or any payments related to such extensions or renewals may be more than anticipated. Please see “Business—Reserve Data—Undeveloped Acreage Expirations” for more information regarding acreage expirations and our plans for extending and renewing our acreage. Our ability to drill and develop our acreage and establish production to maintain our leases depends on a number of uncertainties, including oil, natural gas and NGL prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors.

Adverse weather conditions may negatively affect our operating results and our ability to conduct drilling activities.

Adverse weather conditions may cause, among other things, increases in the costs of, and delays in, drilling or completing new wells, power failures, temporary shut-in of production and difficulties in the transportation of our oil, natural gas and NGLs. Any decreases in production due to poor weather conditions will have an adverse effect on our revenues, which will in turn negatively affect our cash flow from operations.

Our operations are substantially dependent on the availability of water. Restrictions on our ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

Water is an essential component of oil and natural gas production during both the drilling and hydraulic fracturing processes. Drought conditions have persisted in our areas of operation in past years. These drought conditions have led governmental authorities to restrict the use of water, subject to their jurisdiction, for hydraulic fracturing to protect local water supplies. If we are unable to obtain water to use in our operations, we may be unable to economically produce oil and natural gas, which could have a material and adverse effect on our financial condition, results of operations and cash flows.

Our producing properties are located in the Eagle Ford and in North Louisiana, making us vulnerable to risks associated with operating in a limited number of geographic areas.

All of our producing properties are geographically concentrated in the Eagle Ford and in North Louisiana. At June 30, 2016, all of our total estimated proved reserves were attributable to properties located in these areas. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in these areas caused by governmental regulation, processing or transportation capacity constraints, market limitations, availability of equipment and personnel, water shortages or other drought related conditions or interruption of the processing or transportation of oil, natural gas or NGLs.

The marketability of our production is dependent upon transportation and other facilities, certain of which we do not control. If these facilities are unavailable, our operations could be interrupted and our revenues reduced.

The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of transportation facilities owned by third parties. Our oil production is transported from the wellhead to our tank batteries by our gathering systems. The oil is then transported by the purchaser by truck to a transportation facility. Our natural gas production is generally transported by our or third-party gathering lines from the wellhead to a gas processing facility or transmission pipeline. We do not control these trucks and other third-party transportation facilities and our access to them may be limited or denied. Insufficient production from our wells to support the construction of pipeline facilities by our purchasers or a significant disruption in the availability of our or third-party transportation facilities or other production facilities could adversely impact our ability to deliver to market or produce our oil and natural gas and thereby cause a significant interruption in our operations. If, in the future, we are unable, for any sustained period, to implement acceptable delivery or transportation arrangements or encounter production related difficulties, we may be required to shut in or curtail production. Any such shut-in or curtailment, or an inability to obtain favorable terms for delivery of the oil and natural gas produced from our fields, would materially and adversely affect our financial condition and results of operations.

We may incur losses as a result of title defects in the properties in which we invest.

The existence of a material title deficiency can render a lease worthless and adversely affect our results of operations and financial condition. While we typically obtain title opinions prior to commencing drilling operations on a lease or in a unit, the failure of title may not be discovered until after a well is drilled, in which case we may lose the lease and the right to produce all or a portion of the minerals under the property.

The development of our estimated PUDs and unproved reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PUDs and unproved reserves may not be ultimately developed or produced.

As of June 30, 2016, 67% of our total estimated proved reserves were classified as proved undeveloped. Development of these proved undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Moreover, the development of our probable and possible reserves will require additional capital expenditures and are less certain to be recovered than proved reserves. Estimated future development costs relating to the development of our PUDs at June 30, 2016 are approximately $680.5 million over the next five years. We expect to fund these expenditures through cash generated by operations, borrowings under our new revolving credit facility, a portion of the proceeds from this offering and other sources of capital. Our ability to fund these expenditures is subject to a number of risks. See “—Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.” Delays in the development of our reserves, increases in costs to drill and develop such reserves or decreases in commodity prices will reduce the value of our estimated PUDs and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our PUDs as unproved reserves. Furthermore, there is no certainty that we will be able to convert our PUDs to developed reserves or our unproved reserves into proved reserves or that our undeveloped or unproved reserves will be economically viable or technically feasible to produce.

Further, SEC rules require that, subject to limited exceptions, PUDs may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit our ability to book additional PUDs as we pursue our drilling program. As a result, we may be required to write down our PUDs if we do not drill those wells within the required five-year timeframe.

Certain factors could require us to write-down the carrying values of our properties, including commodity prices decreasing to a level such that our future undiscounted cash flows from our properties are less than their carrying value.

Accounting rules require that we periodically review the carrying value of our properties for possible impairment. Based on prevailing commodity prices and specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write-down the carrying value of our properties. A write-down constitutes a non-cash impairment charge to earnings. Recently, commodity prices have declined significantly. On September 19, 2016, the WTI spot price for crude oil was $43.30 per barrel and the Henry Hub spot price for natural gas was $2.934 per MMBtu, representing decreases of 60% and 64%, respectively, from the high of $107.95 per barrel of oil and $8.15 per MMBtu for natural gas during 2014. Likewise, NGLs have suffered significant recent declines in realized prices. Lower commodity prices in the future could result in impairments of our properties, which could have a material adverse effect on our results of operations for the periods in which such charges are taken. As a result of lower commodity prices, we recorded $24.7 million and $9.3 million of impairment expense during the years ended December 31, 2014 and 2015, respectively, on a pro forma basis. We could experience further material write-downs as a result of lower commodity prices or other factors, including low production results or high lease operating expenses, capital expenditures or transportation fees.

Unless we replace our reserves with new reserves and develop those new reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.

Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless we conduct successful ongoing exploration and development activities or continually acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Our future reserves and production, and therefore our future cash flow and results of operations, are highly dependent on our success in efficiently developing our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire sufficient additional reserves to replace our current and future production. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be materially and adversely affected.

Conservation measures and technological advances could reduce or slow the demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil, natural gas and NGLs, technological advances in fuel economy and developments in energy generation devices could reduce or slow the demand for oil, natural gas and NGLs. The impact of the changing demand for oil, natural gas and NGLs may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon a small number of significant purchasers for the sale of most of our oil, natural gas and NGL production.

We normally sell our production to a relatively small number of customers, as is customary in our business. For the years ended December 31, 2015 and 2014, three and two purchasers, respectively, accounted for an aggregate 70% and 67%, respectively, of our total revenue. During such years, no other purchaser accounted for 10% or more of our revenue. The loss of any such greater than 10% purchaser as a purchaser could adversely affect our revenues in the short term.

Our operations may be exposed to significant delays, costs and liabilities as a result of environmental and occupational health and safety requirements applicable to our business activities.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including the acquisition of a permit or other approval before conducting regulated activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency (“EPA”) and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve taking difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations.

Our development activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•

environmental hazards, such as uncontrollable releases of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater, air and shoreline contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death;

•	natural disasters; and

•	terrorist attacks targeting oil and natural gas related facilities and infrastructure.

Any of these events could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties; and

•	repair and remediation costs.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our business is difficult to evaluate because we have a limited operating history, and we are susceptible to the potential difficulties associated with rapid growth and expansion.

WildHorse and Esquisto were formed in 2013 and 2014, respectively. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance.

In addition, we have grown rapidly over the last several years. Our management believes that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on management personnel. Prior to this offering, WildHorse and Esquisto had separate management teams, and going forward, after giving effect to the Corporate Reorganization, we will have one management team. Further, the transition services agreement we will enter into in connection with the closing of this offering will only be effective for six months. Additionally, the following factors could present difficulties:

•	increased responsibilities for our executive level personnel;

•	increased administrative burden;

•	increased capital requirements; and

•	increased organizational challenges common to large, expansive operations.

Our operating results could be adversely affected if we do not successfully manage these potential difficulties. The historical financial information incorporated herein is not necessarily indicative of the results that may be realized in the future. In addition, our operating history is limited and the results from our current producing wells are not necessarily indicative of success from our future drilling operations.

Properties that we decide to drill may not yield oil or natural gas in commercially viable quantities.

Properties that we decide to drill that do not yield oil or natural gas in commercially viable quantities will adversely affect our results of operations and financial condition. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Further, our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:

•	unexpected drilling conditions;

•	title issues;

•	pressure or lost circulation in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental or contractual requirements; and

•	increases in the cost of, and shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.

We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

In the future we may make acquisitions of assets or businesses that complement or expand our current business. However, there is no guarantee we will be able to identify attractive acquisition opportunities. In the event we are able to identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms. Competition for acquisitions may also increase the cost of, or cause us to refrain from, completing acquisitions.

The success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

In addition, we expect that our new revolving credit facility will impose certain limitations on our ability to enter into mergers or combination transactions. We expect that our new revolving credit facility will also limit our ability to incur certain indebtedness, which could indirectly limit our ability to acquire assets and businesses.

Certain of our properties are subject to land use restrictions, which could limit the manner in which we conduct our business.

Certain of our properties are subject to land use restrictions, including city ordinances, which could limit the manner in which we conduct our business. Such restrictions could affect, among other things, our access to and the permissible uses of our facilities as well as the manner in which we produce oil and natural gas and may restrict or prohibit drilling in general. The costs we incur to comply with such restrictions may be significant in nature, and we may experience delays or curtailment in the pursuit of development activities and perhaps even be precluded from the drilling of wells.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our development plans within our budget and on a timely basis.

The demand for drilling rigs, pipe and other equipment and supplies, as well as for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry, can fluctuate significantly, often in correlation with oil, natural gas and NGL prices, causing periodic shortages of supplies and needed personnel. Our operations are concentrated in areas in which oilfield activity levels had increased rapidly, and as a result, demand for such drilling rigs, equipment and personnel, as well as access to transportation, processing and refining facilities in these areas, had increased, as did the costs for those items. However, beginning in the second half of 2014, commodity prices began to decline and the demand for goods and services subsided due to reduced activity. To the extent that commodity prices improve in the future, the demand for and prices of these goods and services are likely to increase and we could encounter delays in or an inability to secure the personnel, equipment, power, services, resources and facilities access necessary for us to resume or increase our development activities, which could result in production volumes being below our forecasted volumes. In addition, any such negative effect on production volumes, or significant increases in costs, could have a material adverse effect on our cash flow and profitability. Furthermore, if we are unable to secure a sufficient number of drilling rigs at reasonable costs, we may not be able to drill all of our acreage before our leases expire.

We could experience periods of higher costs if commodity prices rise. These increases could reduce our profitability, cash flow and ability to complete development activities as planned.

Historically, our capital and operating costs have risen during periods of increasing oil, natural gas and NGL prices. These cost increases result from a variety of factors beyond our control, such as increases in the cost of electricity, steel and other raw materials that we and our vendors rely upon; increased demand for labor, services and materials as drilling activity increases; and increased taxes. Decreased levels of drilling activity in the oil and natural gas industry in recent periods have led to declining costs of some drilling equipment, materials and supplies. However, such costs may rise faster than increases in our revenue if commodity prices rise, thereby negatively impacting our profitability, cash flow and ability to complete development activities as scheduled and on budget. This impact may be magnified to the extent that our ability to participate in the commodity price increases is limited by our derivative activities.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by the FERC, as a natural gas company under the NGA. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress. If the FERC were to consider the status of an individual facility and determine that the facility and/or services provided by it are not exempt from FERC regulation, the rates for, and terms and conditions of services provided by such facility would be subject to regulation by the FERC. Such regulation could decrease revenues, increase operating costs, and depending upon the facility in question, could adversely affect our results of operations and cash flows. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA, this could result in the imposition of civil penalties as well as a requirement to disgorge charges collected for such service in excess of the cost-based rate established by the FERC.

State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. We cannot predict what new or different regulations federal and state regulatory agencies may adopt, or what effect subsequent regulation may have on our activities. Such regulations may have a material adverse effect on our financial condition, result of operations and cash flows.

We may be involved in legal proceedings that could result in substantial liabilities.

Like many oil and gas companies, we are from time to time involved in various legal and other proceedings, such as title, royalty or contractual disputes, regulatory compliance matters and personal injury or property damage matters, in the ordinary course of our business. Such legal proceedings are inherently uncertain and their results cannot be predicted. Regardless of the outcome, such proceedings could have an adverse impact on us because of legal costs, diversion of management and other personnel and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in liability, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in our business practices, which could materially and adversely affect our business, operating results and financial condition. Accruals for such liability, penalties or sanctions may be insufficient, and judgments and estimates to determine accruals or range of losses related to legal and other proceedings could change from one period to the next, and such changes could be material.

Climate change laws and regulations restricting emissions of GHGs could result in increased operating costs and reduced demand for the oil and natural gas that we produce, while potential physical effects of climate change could disrupt our production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations pursuant to the federal Clean Air Act to reduce GHG emissions from various sources. For example, the EPA requires certain large stationary sources to obtain preconstruction and operating permits for GHG emissions. Facilities required to obtain preconstruction permits for their GHG emissions are also required to meet “best available control technology” standards that are being established by the states. These regulatory requirements could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. The EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and natural gas production sources in the United States on an annual basis, which include certain of our operations. In May 2016, the EPA finalized rules that establish new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas sector, including production, processing, transmission and storage activities. Compliance will require enhanced record-keeping practices, the purchase of new equipment and could result in the increased frequency of maintenance and repair activities to address emissions leakage at well sites and compressor stations, and also may require additional personnel time to support these activities or the engagement of third party contractors to assist with and verify compliance. The EPA has also announced that it intends to impose methane emission standards for existing sources but, to date, has not yet issued a proposal. And in 2015, EPA published a rule, known as the Clean Power Plan, to limit greenhouse gases from electric power plants. On February 9, 2016, the Supreme Court stayed the implementation of the Clean Power Plan while legal challenges to the rule proceed. Depending on the ultimate outcome of those challenges, and how various states choose to implement this rule, it may alter the power generation mix between natural gas, coal, oil, and alternative energy sources, which would ultimately affect the demand for natural gas and oil in electric generation.

While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs. Cap and trade programs typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. For example, in April 2016, the United States was one of 175 countries to sign the Paris Agreement, which requires member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. The Paris Agreement is expected to enter into force in November 2016. The United States is one of over 70 nations that has indicated it intends to comply with the agreement.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas we produce.

Finally, increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have a material adverse effect on our operations.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. We regularly use hydraulic fracturing as part of our operations. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but certain federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has asserted federal regulatory authority pursuant to the federal Safe Drinking Water Act (“SDWA”) over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. The EPA has also issued final regulations under the federal Clean Air Act establishing performance standards, including standards for the capture of air emissions released during hydraulic fracturing, and an advanced notice of proposed rulemaking under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. The EPA also finalized rules in 2016 that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants.

In addition, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. It is unclear how any additional federal regulation of hydraulic fracturing activities may affect our operations.

Certain governmental reviews are either underway or have been conducted that focus on environmental aspects of hydraulic fracturing practices. For example, in June 2015, the EPA released its draft report on the potential impacts of hydraulic fracturing on drinking water resources. The EPA report preliminarily concluded that hydraulic fracturing activities have not led to widespread, systemic impacts on drinking water resources in the United States, although there are above and below ground mechanisms by which hydraulic fracturing activities have the potential to impact drinking water resources. The draft report is expected to be finalized after a public comment period and a formal review by the EPA’s Science Advisory Board, which is in progress. Other governmental agencies, including the White House Council on Environmental Quality, United States Department of Energy and the United States Department of the Interior, have or are currently evaluating various other aspects of hydraulic fracturing. These studies could spur initiatives to further regulate hydraulic fracturing under the federal SDWA or other regulatory mechanisms.

At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing activities. For example, in May 2013, the Railroad Commission of Texas issued a “well integrity rule,” which updates the requirements for drilling, putting pipe down and cementing wells. The rule also includes new testing and reporting requirements, such as (i) the requirement to submit cementing reports after well completion or after cessation of drilling, whichever is later, and (ii) the imposition of additional testing on wells less than 1,000 feet below usable groundwater. The well integrity rule took effect in January 2014. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. If new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of development activities, and perhaps even be precluded from drilling wells.

Legislation or regulatory initiatives intended to address seismic activity could restrict our drilling and production activities, as well as our ability to dispose of saltwater gathered from such activities, which could have a material adverse effect on our business.

State and federal regulatory agencies have recently focused on a possible connection between the hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. For example, in 2015, the United States Geological Study identified eight states, including Texas, with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction. In addition, a number of lawsuits have been filed in other states, most recently in Oklahoma, alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements in the permitting of saltwater disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, in October 2014, the Railroad Commission of Texas published a new rule governing permitting or re-permitting of disposal wells that would require, among other things, the submission of information on seismic events occurring within a specified radius of the disposal well location, as well as logs, geologic cross sections and structure maps relating to the disposal area in question. If the permittee or an applicant of a disposal well permit fails to demonstrate that the saltwater or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the permit application or existing operating permit for that well.

We dispose of large volumes of saltwater gathered from our drilling and production operations by injecting it into wells pursuant to permits issued to us by governmental authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent operating constraints or new monitoring and reporting requirements, owing to, among other things, concerns of the public or governmental authorities regarding such gathering or disposal activities. The adoption and implementation of any new laws or regulations that restrict our ability to use hydraulic fracturing or dispose of saltwater gathered from our drilling and production activities by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

Competition in the oil and natural gas industry is intense, making it more difficult for us to acquire properties, market oil or natural gas and secure trained personnel.

Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties for acquisitions and to consummate transactions in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry.

Many of our competitors possess and employ greater financial, technical and personnel resources than we do. Those companies may be able to pay more for productive properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. The cost to attract and retain qualified personnel has historically continually increased due to competition and may increase substantially in the future. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital, which could have a material adverse effect on our business.

The loss of senior management or technical personnel could adversely affect operations.

We depend on the services of our senior management and technical personnel. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel could have a material adverse effect on our business, financial condition and results of operations.

Increases in interest rates could adversely affect our business.

We require continued access to capital and our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. We expect to use our new revolving credit facility to finance a portion of our future growth, and these changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global financial markets may lead to a contraction in credit availability impacting our ability to finance our operations. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

We may be subject to risks in connection with acquisitions of properties.

The successful acquisition of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and natural gas prices and their applicable differentials;

•	operating and capital expenditure costs; and

•	potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis.

Future legislation may result in the elimination of certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and production. Additionally, future federal or state legislation may impose new or increased taxes or fees on oil and natural gas extraction, transportation and sales.

Potential legislation, if enacted into law, could make significant changes to U.S. federal and state income tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain U.S. production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of this legislation or any other similar changes in U.S. federal and state income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could negatively affect our financial condition and results of operations. Additionally, legislation could be enacted that increases the taxes states impose on oil and natural gas extraction. Moreover, President Obama has proposed, as part of the Budget of the United States Government for Fiscal Year 2017, to impose an “oil fee” of $10.25 on a per barrel equivalent of crude oil. This fee would be collected on domestically produced and imported petroleum products. The fee would be phased in evenly over five years. The adoption of this, or similar proposals, could result in increased operating costs and/or reduced consumer demand for petroleum products, which in turn could affect the prices we receive for our oil.

Our use of seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.

Even when properly used and interpreted, seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. As a result, our drilling activities may not be successful or economical. In addition, the use of advanced technologies, such as 3-D seismic data, requires greater pre-drilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities in areas where we operate.

Oil and natural gas operations in our operating areas may be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Such restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay our operations or materially increase our operating and capital costs. Permanent restrictions imposed to protect threatened or endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations on our activities that could have a material and adverse impact on our ability to develop and produce our reserves.

The enactment of derivatives legislation could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

The Dodd-Frank Act, enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and of entities, such as us, that participate in that market. The Dodd-Frank Act requires the CFTC and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. In its rulemaking under the Dodd-Frank Act, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time. The Dodd-Frank Act and CFTC rules also will require us, in connection with certain derivatives activities, to comply with clearing and trade-execution requirements (or to take steps to qualify for an exemption to such requirements). In addition, the CFTC and certain banking regulators have recently adopted final rules establishing minimum margin requirements for uncleared swaps. Although we currently qualify for the end-user exception to the mandatory clearing, trade-execution and margin requirements for swaps entered to hedge our commercial risks, the application of such requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, if any of our swaps do not qualify for the commercial end-user exception, posting of collateral could impact liquidity and reduce cash available to us for capital expenditures, therefore reducing our ability to execute hedges to reduce risk and protect cash flow. It is not possible at this time to predict with certainty the full effects of the Dodd-Frank Act and CFTC rules on us or the timing of such effects. The Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, and reduce our ability to monetize or restructure our existing derivative contracts. If we reduce our use of derivatives as a result of the Dodd-Frank Act and CFTC rules, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil, natural gas and NGL prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil, natural gas and NGL. Our revenues could therefore be adversely affected if a consequence of the Dodd-Frank Act and CFTC rules is to lower commodity prices. Any of these consequences could have a material and adverse effect on us, our financial condition or our results of operations. In addition, the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent we transact with counterparties in foreign jurisdictions, we may become subject to such regulations, the impact of which is not clear at this time.

The standardized measure of our estimated reserves is not an accurate estimate of the current fair value of our estimated oil and natural gas reserves.

Standardized measure is a reporting convention that provides a common basis for comparing oil and natural gas companies subject to the rules and regulations of the SEC. Standardized measure requires historical twelve month pricing as required by the SEC as well as operating and development costs prevailing as of the date of computation. Consequently, it may not reflect the prices ordinarily received or that will be received for oil and natural gas production because of varying market conditions, nor may it reflect the actual costs that will be required to produce or develop the oil and natural gas properties. In addition, WildHorse and Esquisto were generally not subject to U.S. federal, state or local income taxes other than certain state franchise taxes and federal income tax on one of our predecessor’s subsidiaries which has elected to be treated as a corporation for U.S. federal income tax purposes. Accordingly, our standardized measure does not provide for U.S. federal, state or local income taxes other than certain state franchise taxes and federal income tax for our predecessor subsidiary discussed above. However, following the Corporate Reorganization, we will be subject to U.S. federal, state and local income taxes. As a result, estimates included herein of future net cash flow may be materially different from the future net cash flows that are ultimately received. Therefore, the standardized measure of our estimated reserves included in this prospectus should not be construed as accurate estimates of the current fair value of our proved reserves.

We may not be able to keep pace with technological developments in our industry.

The oil and natural gas industry is characterized by rapid and significant technological advancement and the introduction of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or may be forced by competitive pressures to implement those new technologies at substantial costs. In addition, other oil and natural gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and that may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures or implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to this Offering and Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with stock exchange rules;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act for our fiscal year ending December 31, 2017, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us, the selling stockholders and the representative of the underwriters, based on numerous factors, which we discuss in “Underwriting (Other Relationships),” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	our operating and financial performance and drilling locations, including reserve estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us, the selling stockholders or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the occurrence of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

NGP has the ability to direct the voting of a majority of our common stock, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, NGP, through WildHorse Holdings and Esquisto Holdings, will beneficially own approximately     % of our outstanding common stock (or approximately     % if the underwriters’ over-allotment option is exercised in full). As a result, NGP will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of NGP with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Given this concentrated ownership, NGP would have to approve any potential acquisition of us. In addition, certain of our directors are currently employees of NGP. These directors’ duties as employees of NGP may conflict with their duties as our directors, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, in connection with this offering, we expect to enter into a voting agreement with WildHorse Holdings and Esquisto Holdings. The voting agreement is expected to provide WildHorse Holdings and Esquisto Holdings with the right to designate a certain number of nominees to our board of directors so long as they and their affiliates collectively beneficially own more than 5% of the outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions—Voting Agreement.” The existence of a significant stockholder and the voting agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, NGP’s concentration of stock ownership may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including NGP-affiliated entities) that are in the business of identifying and acquiring oil and natural gas properties. For example, three of our directors (Messrs. Gieselman, Hayes and Weber) are Managing Directors or Managing Partners of NGP, which is in the business of investing in oil and natural gas companies with independent management teams that seek to acquire oil and natural gas properties, and Mr. Brannon is President of certain NGP portfolio companies. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

NGP and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable NGP to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that NGP and its affiliates (including portfolio investments of NGP and its affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

•	permit NGP and its affiliates to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•

provide that if NGP or any of its affiliates, or any employee, partner, member, manager, officer or director of NGP or its affiliates who is also one of our directors or officers, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Currently, NGP has multiple portfolio companies operating in the oil and natural gas industry, some of which may compete with us directly, including one company which operates in the broader Eagle Ford. Further, NGP or its affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability or option to pursue such opportunity. Such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to be unavailable to, or more expensive for, us to pursue. In this regard, we do not expect to enter into any agreement or arrangement with NGP and its affiliates to apportion opportunities between us, on the one hand, and NGP and its affiliates, on the other hand. In addition, NGP and its affiliates may dispose of oil and natural gas properties or other assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be, from time to time, presented to NGP or its affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock—Corporate Opportunity.”

NGP is an established participant in the oil and natural gas industry and has access to resources greater than ours, which may make it more difficult for us to compete with NGP and its affiliates for commercial activities and potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and NGP or its affiliates, on the other hand, will be resolved in our favor. As a result, competition from NGP and its affiliates could adversely impact our results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our amended and restated certificate of incorporation will authorize our board of directors, without stockholder approval, to issue preferred stock in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, the terms of such stock could cause it to be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•

at any time after a group that includes WildHorse Investment Holdings, Esquisto Investment Holdings, WildHorse Holdings, Esquisto Holdings, NGP and certain of NGP’s affiliates (collectively, the “Sponsor Group”) no longer collectively own or control the voting of more than 50% of our outstanding common stock:

•	dividing our board of directors into three classes of directors, with each class serving a staggered three-year term;

•

providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, subject to the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•

permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•

permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote); and

•

requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause;”

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of June 30, 2016 after giving effect to this offering would be $         per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We do not intend to pay cash dividends on our common stock, and we expect that our new revolving credit facility will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, we expect that our new revolving credit facility will place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have              outstanding shares of common stock. This number includes              shares that we and the selling stockholders are selling in this offering and              shares that the selling stockholders may sell in this offering if the underwriters’ over-allotment option is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters’ over-allotment option, the Existing Owners will own              shares of our common stock, or approximately     % of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between them and the underwriters described in “Underwriting (Other Relationships),” but may be sold into the market in the future. Each of the Existing Owners will be party to a registration rights agreement, which will require us to effect the registration of its shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of              shares of our common stock issued or reserved for issuance under our LTIP. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers, and the selling stockholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. Barclays Capital Inc., at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting (Other Relationships)” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

We expect to be a “controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, the Sponsor Group will beneficially control a majority of the combined voting power of all classes of our outstanding voting stock. As a result, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain applicable corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements. See “Management.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

We expect that the trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus.

Forward-looking statements may include statements about:

•	our business strategy;

•	our estimated proved, probable and possible reserves;

•	our drilling prospects, inventories, projects and programs;

•	our ability to replace the reserves we produce through drilling and property acquisitions;

•	our financial strategy, liquidity and capital required for our development program;

•	our realized oil, natural gas and NGL prices;

•	the timing and amount of our future production of oil, natural gas and NGLs;

•	our hedging strategy and results;

•	our future drilling plans;

•	our competition and government regulations;

•	our ability to obtain permits and governmental approvals;

•	our pending legal or environmental matters;

•	our marketing of oil, natural gas and NGLs;

•	our leasehold or business acquisitions;

•	our costs of developing our properties;

•	general economic conditions;

•	credit markets;

•	uncertainty regarding our future operating results; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the development, production, gathering and sale of oil and natural gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” in this prospectus.

Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $        million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the proceeds from this offering, along with borrowings under our new revolving credit facility, to (i) repay in full and terminate the WildHorse revolving credit facility, the Esquisto revolving credit facility and all notes payable by Esquisto to its members, and (ii) fund a portion of our drilling program.

The following table illustrates our anticipated use of the proceeds of this offering:

Sources of Funds (in millions)		Uses of Funds (in millions)
Gross proceeds from this offering	$	Repayment of WildHorse revolving credit facility	$
Borrowings under our new revolving credit facility		Repayment of Esquisto revolving credit facility
Repayment of Esquisto notes payable to members
Drilling program expenditures
Underwriting discounts, fees and expenses

Total	$	Total	$

As of June 30, 2016, WildHorse had $113.0 million of outstanding borrowings under the WildHorse revolving credit facility. The WildHorse revolving credit facility matures on August 8, 2018 and bears interest at a variable rate, which was 2.97% per annum at June 30, 2016. Borrowings under the WildHorse revolving credit facility were incurred primarily to fund WildHorse’s capital expenditures and leasehold acquisitions.

As of June 30, 2016, Esquisto had $113.0 million of outstanding borrowings under the Esquisto revolving credit facility. The Esquisto revolving credit facility matures on July 22, 2020 and bears interest at a variable rate, which averaged 2.71% per annum at June 30, 2016. Borrowings under the Esquisto revolving credit facility were incurred primarily to fund Esquisto’s capital expenditures and leasehold acquisitions, including the Comstock Acquisition. As of June 30, 2016, Esquisto had $8.6 million in principal amount of notes payable to certain of its members. The Esquisto notes payable to members are payable to such members by December 31, 2022 and bear interest after a year at the Applicable Federal Rate compounded annually, paid at maturity. Borrowings from Esquisto’s members were incurred primarily to fund general and administrative expenses incurred on behalf of Esquisto.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase for any reason, we would use the additional net proceeds to fund a portion of our drilling program. If the proceeds decrease for any reason, then we would first reduce by a corresponding amount the net proceeds directed to funding a portion of our drilling program.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, we expect that our new revolving credit facility will place restrictions on our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

•	on an actual basis for WildHorse, our predecessor;

•	on an as adjusted basis to give effect to the Corporate Reorganization; and

•

on an as further adjusted basis to give effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $        per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2016
	Actual	As Adjusted		As further Adjusted(1)
	(In thousands, except number of shares and par value)
Cash and cash equivalents	$5,363		$5,498	$

Long-term debt:
WildHorse revolving credit facility	113,000		113,000		—
Esquisto revolving credit facility	—		113,000		—
Esquisto notes payable to members	—		8,569		—
New revolving credit facility	—		—

Total long-term debt	$113,000		$234,569	$

Members’/Stockholders’ equity:
Members’ equity	337,974
Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, as further adjusted	—
Additional paid-in capital	—
Accumulated deficit	(75,273)

Total owners’ and stockholders’ equity	$262,701	$		$

Total capitalization	$375,701	$		$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $ million, $ million and $ million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, $ million and $ million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of June 30, 2016, after giving effect to the Corporate Reorganization, was approximately $         million, or $         per share.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to the Corporate Reorganization. Assuming an initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of June 30, 2016 would have been approximately $         million, or $         per share. This represents an immediate increase in the net tangible book value of $        per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $         per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2016 (after giving effect to the Corporate Reorganization)	$
Increase per share attributable to new investors in this offering

As adjusted pro forma net tangible book value per share (after giving effect to the Corporate Reorganization and this offering)

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $         and increase (decrease) the dilution to new investors in this offering by $         per share, assuming the number of shares offered by us, as              set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of June 30, 2016, the total number of shares of common stock owned by Existing Owners and to be owned by new investors at $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus) and the total consideration paid and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $         (which is the midpoint of the price range set forth on the cover page of this prospectus) calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing Owners			%		$(1)		%	$
New investors in this offering

Total		100%		$		100%		$

(1)	Represents the combined net members equity associated with the membership interests in WildHorse and Esquisto to be contributed by the Existing Owners to WildHorse Resource Development Corporation in connection with the offering. To date, the Existing Owners have made contributions of $ million in cash to WildHorse and Esquisto on a combined basis representing $ per share of common stock.

The data in the table excludes              shares of common stock reserved for issuance under our LTIP (which amount may be increased each year in accordance with the terms of our LTIP) and does not include              restricted shares of our common stock expected to be issued to our independent directors and certain of our officers and employees in connection with the successful completion of this offering pursuant to our LTIP. See “Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses” for more information. If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to             , or             approximately     % of the total number of shares of common stock.

SELECTED HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL DATA

WildHorse Development was formed as a holding company in August 2016, has not had any operations since its formation and does not have historical operating results. Accordingly, the following table shows selected historical consolidated financial data, for the periods and as of the dates indicated, of WildHorse Development’s accounting predecessor, WildHorse.

The selected historical consolidated financial data as of and for the years ended December 31, 2014 and 2015 were derived from the audited historical consolidated financial statements of WildHorse, our predecessor, included elsewhere in this prospectus.

The selected historical consolidated financial data as of and for the six months ended June 30, 2015 and 2016 were derived from the unaudited historical consolidated financial statements of WildHorse included elsewhere in this prospectus. The selected unaudited historical consolidated financial data has been prepared on a consistent basis with the audited consolidated financial statements of WildHorse. In the opinion of management, such selected unaudited historical consolidated interim financial data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present the financial position and results of operations of our predecessor for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

The selected unaudited pro forma statement of operations data for the year ended December 31, 2014 has been prepared to give pro forma effect to (i) the Corporate Reorganization and (ii) the contribution of the Initial Esquisto Assets to Esquisto as part of its formation as if they had occurred on January 1, 2014. The selected unaudited pro forma statements of operations data for the year ended December 31, 2015 and the six months ended June 30, 2015 have been prepared to give pro forma effect to (i) the Corporate Reorganization, (ii) the Comstock Acquisition and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2015. The summary unaudited statement of operations data for the six months ended June 30, 2016 and the selected unaudited pro forma balance sheet data as of June 30, 2016 have been prepared to give pro forma effect to the Corporate Reorganization and this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2015 and June 30, 2016, respectively. Please see “Use of Proceeds.” This data is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Prospectus Summary—Corporate Reorganization,” the historical consolidated financial statements of WildHorse and the unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Predecessor Historical								Pro Forma
	Year Ended December 31,				Six Months Ended June 30,				Year Ended December 31,				Six Months Ended June 30,
	2014		2015		2015		2016		2014		2015		2015		2016
					(Unaudited)				(Unaudited)
			(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Oil sales		$2,780		$3,305		$1,272		$2,075		$17,826		$61,491		$30,190		$32,365
Natural gas sales		37,741		30,556		14,544		15,306		38,345		34,687		16,498		16,792
NGL sales		989		1,451		766		381		2,285		5,512		2,732		2,160
Gathering system income		—		314		—		868		—		314		—		868

Total revenues		41,510		35,626		16,582		18,630		58,456		102,004		49,420		52,185

Operating expenses:
Lease operating expenses		9,428		8,606		3,954		3,235		10,540		15,522		7,157		5,882
Gathering system operating expense		—		914		—		118		—		1,795		—		118
Production and ad valorem taxes		2,584		2,666		1,165		1,248		3,405		5,652		3,105		3,256
Cost of oil sales		687		—		—		—		687		—		—		—
Depreciation, depletion and amortization		15,297		25,526		10,043		19,246		23,269		63,921		26,527		41,427
Impairment of proved oil and gas properties		24,721		9,312		5,954		—		24,721		9,312		5,954		—
General and administrative expenses		5,838		10,567		4,742		5,490		8,226		16,611		7,578		9,132
Exploration expenses		1,597		14,896		12,263		7,520		1,599		17,863		12,467		7,522

Total operating expenses		60,152		72,487		38,121		36,857		72,447		130,676		62,788		67,337

Loss from operations		(18,642)		(36,861)		(21,539)		(18,227)		(13,991)		(28,672)		(13,368)		(15,152)

Other income (expense):
Interest expense		(2,680)		(2,576)		(1,551)		(1,790)		(3,286)		(4,154)		(2,077)		(2,077)
Other income (expense)		213		(45)		31		(62)		(120)		(150)		22		(419)
Gain on derivatives instruments		6,514		9,510		1,972		(4,616)		6,514		13,854		1,972		(12,364)

Total other income		4,047		6,889		452		(6,468)		3,108		9,550		(83)		(14,860)

Net loss before income taxes		(14,595)		(29,972)		(21,087)		(24,695)		(10,883)		(19,122)		(13,451)		(30,012)
Income tax benefit (expense)		158		17		38		(19)		4,502		7,921		5,610		11,725

Net (loss) income		$(14,437)		$(29,955)		$(21,049)		$(24,714)		$(6,381)		$(11,201)		$(7,841)		$(18,287)

Net loss per common share:
Basic and diluted	$		$		$		$		$		$		$		$
Weighted average common shares outstanding:
Basic and diluted
Cash Flow Data:
Net cash provided by (used in) operating activities		$25,660		$25,374		$3,102		$(10,124)
Net cash used in investing activities		$128,968		$147,321		$71,057		$14,953
Net cash provided by financing activities		$114,589		$131,984		$74,407		$8,216
Other Financial Data:
Adjusted EBITDAX(1)										$32,120		$73,472		$35,651		$38,943
Balance Sheet Data (at period end):
Cash and cash equivalents		$12,188		$22,225		$18,640		$5,363								$5,498
Total assets		$335,722		$427,850		$381,104		$400,780								$897,090
Total liabilities		$156,730		$153,715		$162,154		$138,079								$291,009
Owners’ equity		$178,992		$274,134		$218,950		$262,701								$606,081
Total liabilities and owners’ equity		$335,722		$427,850		$381,104		$400,780								$897,090

(1)	Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net (loss) income, see “Prospectus Summary—Non-GAAP Financial Measure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical Consolidated and Unaudited Pro Forma Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil, natural gas and NGLs, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, drilling results, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

WildHorse Resource Development Corporation

We are a growth-oriented, independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL resources. Our assets are characterized by concentrated acreage positions in two basins with multiple producing stratigraphic horizons, or stacked pay zones, and attractive single-well rates of return. Our acreage position is focused in two areas, Southeast Texas and North Louisiana. In Southeast Texas, we operate in Burleson, Lee and Washington Counties where we primarily target the Eagle Ford Shale, which is one of the most active shale trends in North America. In North Louisiana, we operate in and around the highly prolific Terryville Complex, where we primarily target the overpressured Cotton Valley play.

We were formed as a Delaware corporation in August 2016 to serve as a holding company and have not had any operations since our formation. As a result, we do not have historical financial operating results, and our accounting predecessor is WildHorse. WildHorse and Esquisto will be contributed to us in connection with this offering and the pro forma financial information provided herein treats such contribution as a reorganization of entities under common control as if it had occurred on January 1, 2014. Because WildHorse and Esquisto have been under common control since February 2015, the initial balance sheet we file after this offering will reflect the completed Corporate Reorganization and our prior period financial statements will be retroactively recast to be presented on a combined basis to include the results of Esquisto for periods during which Esquisto was under common control with WildHorse. Please see “Prospectus Summary—Corporate Reorganization,” for a description of our Corporate Reorganization and “—Factors Affecting the Comparability of Our Results of Operations to the Historical Results of Operations of Our Predecessor” for discussion of important factors that may cause our future results of operations to differ from the historical results of operations of our predecessor. Further, certain information is presented herein on a pro forma basis to give effect to, among other things, the Corporate Reorganization. Please see “—Pro Forma Results of Operations and Operating Expense—Pro Forma Adjustments” for a description of the pro forma adjustments that we made for each period presented.

Overview

Market Conditions

The oil and natural gas industry is cyclical and commodity prices are highly volatile. In the second half of 2014, oil prices began a rapid and significant decline as the global oil supply began to outpace demand. During 2015 and the first half of 2016, the global oil supply continued to outpace demand, resulting in a sustained decline in realized prices for oil production. In general, this imbalance between supply and demand reflects the significant supply growth achieved in the United States as a result of shale drilling and oil production increases by certain other countries, including Russia and Saudi Arabia, as part of an effort to retain market share, combined with only modest demand growth in the United States and less-than-expected demand in other parts of the world, particularly in Europe and China. Although there has been a dramatic decrease in drilling activity in the industry, oil storage levels in the United States remain at historically high levels. Until supply and demand balance and the excess storage levels begins to decline, prices are expected to remain under pressure. In addition, the lifting of economic sanctions on Iran has resulted in increasing supplies of oil from Iran, adding further downward pressure to oil prices. NGL prices generally correlate to the price of oil. Also adversely affecting the price for NGLs is the supply of NGLs in the United States, which has continued to grow due to an increase in industry participants targeting projects that produce NGLs in recent years. Prices for domestic natural gas began to decline during the third quarter of 2014 and have continued to be weak throughout 2015 and in the first half of 2016. The declines in natural gas prices are primarily due to an imbalance between supply and demand across North America. The duration and magnitude of the commodity price declines cannot be accurately predicted.

Our revenue, profitability and future growth are highly dependent on the prices we receive for our oil, natural gas and NGL production. Compared to 2014, our pro forma realized oil price for 2015 fell 47% to $46.10 per barrel, and our pro forma realized oil price for the six months ended June 30, 2016 has further decreased to $36.77 per barrel. Similarly, compared to 2014, our pro forma realized natural gas price for 2015 decreased 44% to $2.26 per Mcf and our pro forma realized price for NGLs declined 53% to $12.01 per barrel. For the six months ended June 30, 2016, our pro forma realized price for natural gas was $1.76 per Mcf and our pro forma realized price for NGLs was $10.08 per barrel.

Lower oil, natural gas and NGL prices not only reduce our revenues and cash flows, but also may limit the amount of oil, natural gas and NGLs that we can produce economically and therefore potentially lower our reserves. Lower commodity prices in the future could also result in impairments of our oil and natural gas properties and may also reduce the borrowing base under our new revolving credit facility, which we expect will be determined at the discretion of the lenders based on the collateral value of our proved reserves that have been mortgaged to the lenders. The occurrence of any of the foregoing could materially and adversely affect our future business, financial condition, results of operations, operating cash flows, liquidity or ability to finance planned capital expenditures. Alternatively, higher oil, natural gas and NGL prices may result in significant non-cash fair value losses being incurred on our derivatives, which could cause us to experience net losses when oil and natural gas prices rise.

Drilling Activity

WildHorse

WildHorse commenced drilling with one rig in June 2014 and added a second rig in July 2014. During 2014, WildHorse completed two successful horizontal wells. WildHorse started 2015 running two rigs. In July 2015, WildHorse reduced its drilling program to one rig in response to low commodity prices and continued operating a one-rig drilling program through the end of 2015. During 2015, WildHorse completed seven successful horizontal wells and one vertical well. WildHorse started 2016 running one rig but released that rig in March 2016 in response to low commodity prices. WildHorse drilled and completed two horizontal wells, and participated in a third horizontal well that was drilled and completed by another operator, during the six months ended June 30, 2016.

Esquisto

During 2014, Esquisto drilled and completed five successful operated horizontal wells, utilizing one rig for the majority of the year, and participated in another eleven successful horizontal wells drilled by other operators. During 2015, Esquisto ran one rig until July when a second rig was added around the time of the Comstock Acquisition. During 2015, Esquisto drilled and completed a total of 18 successful horizontal wells and participated in another seven successful horizontal wells drilled by other operators. In early October 2015,

Esquisto reduced its drilling program to one rig, which it ran until February 2016, at which point it ceased drilling due to the commodity price environment. Esquisto drilled and completed two successful operated horizontal wells during the three months ended March 31, 2016. During the second quarter of 2016, Esquisto recommenced drilling under a one-rig drilling program and drilled and completed four successful operated horizontal wells during three months ended June 30, 2016.

Sources of Our Revenues

Our revenues are derived from the sale of our oil and natural gas production, the sale of NGLs that are extracted from our natural gas during processing, and the gathering charge paid by certain third parties for their share of volumes that run through our gathering system. For the six months ended June 30, 2016, of our pro forma revenues, 62% came from oil sales, 32% came from natural gas sales, 4% came from NGL sales and 2% came from gathering charges. Our oil, natural gas and NGL revenues do not include the effects of derivatives.

Increases or decreases in our revenue, profitability and future production growth are highly dependent on the commodity prices we receive. Oil, natural gas and NGL prices are market driven and have been historically volatile, and we expect that future prices will continue to fluctuate due to supply and demand factors, seasonality and geopolitical and economic factors. See “—Overview—Market Conditions” for information regarding the current commodity price environment. A $1.00 per barrel change in our realized oil price would have resulted in a $0.9 million change in pro forma oil sales for the six months ended June 30, 2016. A $0.15 per Mcf change in our realized natural gas price would have resulted in a $1.4 million change in our pro forma natural gas sales for the six months ended June 30, 2016. A $1.00 per barrel change in NGL prices would have changed pro forma NGL sales by $0.2 million for the six months ended June 30, 2016.

The following table presents our pro forma average realized commodity prices, as well as the effects of derivative settlements during the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
Crude Oil (per Bbl):
Average NYMEX price	$39.52	$53.29	$48.80	$93.00
Realized price, before the effects of derivative settlements	$36.77	$51.97	$46.10	$86.13
Effects of derivative settlements	$2.36	$0.01	$0.76	—
Natural Gas:
Average NYMEX price (per MMBtu)	$2.02	$2.81	$2.66	$4.41
Realized price, before the effects of derivative settlements (per Mcf)	$1.76	$2.49	$2.26	$4.01
Effects of derivative settlements (per Mcf)	$0.40	$0.67	$0.71	$(0.28)
NGLs (per Bbl):
Average realized NGL price	$10.08	$13.70	$12.01	$25.55

While quoted NYMEX oil and natural gas prices are generally used as a basis for comparison within our industry, the prices we receive are affected by quality, energy content, location and transportation differentials for these products.

See “—Pro Forma Results of Operations and Operating Expenses” and “—Predecessor Results of Operations and Operating Expense” below for an analysis of the impact changes in realized prices had on our revenues.

Production Results

The following table presents pro forma production volumes for our properties during the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014
Oil (MBbls)	880.2	581.0	1,333.9	207.0
Natural gas (MMcf)	9,540.1	6,625.6	15,342.7	9,551.7
NGLs (MBbls)	214.3	199.4	459.1	89.4

Total (MBoe)	2,684.6	1,884.6	4,350.1	1,888.4
Average net daily production (MBoe/d)	14.8	10.4	11.9	5.2

Like other businesses engaged in the exploration and production of oil and natural gas, we face the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well naturally decreases. Thus, an oil and natural gas exploration and production company depletes part of its asset base with each unit of oil and natural gas it produces. We attempt to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than we produce. Our future growth will depend on our ability to enhance production levels from our existing reserves and to continue to add reserves in excess of production in a cost effective manner. Our ability to make capital expenditures to increase production from our existing reserves and to add reserves through drilling is dependent on our capital resources and can be limited by many factors, including our ability to access capital in a cost effective manner and to timely obtain drilling permits and regulatory approvals. Our ability to add reserves through drilling projects and acquisitions is dependent on many factors, including our ability to generate cash flow from operations, borrow or raise capital, obtain regulatory approvals, procure contract drilling rigs and personnel and successfully identify and consummate acquisitions. Please read “Risk Factors—Risks Related to Our Business” for a discussion of these and other risks affecting our proved reserves and production.

Derivative Activity

Oil, natural gas and NGL prices are volatile and unpredictable, and we expect this volatility to continue in the future. Due to this volatility, we have historically used commodity derivative instruments, such as collars, puts and swaps, to hedge price risk associated with a portion of our anticipated production. Our hedging instruments allow us to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in oil, natural gas and NGL prices and provide increased certainty of cash flows for our drilling program and debt service requirements. These instruments provide only partial price protection against declines in oil, natural gas and NGL prices and may partially limit our potential gains from future increases in prices. See “—Quantitative and Qualitative Disclosure About Market Risk” for information regarding our exposure to market risk, including the effects of changes in commodity prices, and our commodity derivative contracts.

We have historically relied on commodity derivative contracts to mitigate our exposure to lower commodity prices. However, in times of low commodity prices, our ability to enter into additional commodity derivative contracts with favorable commodity price terms may be limited, which may adversely impact our future revenues and cash flows as compared to historical periods during which we were able to hedge our oil and natural gas production at higher prices. For example, as illustrated by the following tables, we have from time to time been able to hedge our production at prices higher that the prices associated with our current commodity derivative contracts. Specifically, our natural gas derivative contracts covering all or part of 2014 were at a weighted average price of more than $4.00 per MMBtu while the weighted average price of our current natural gas derivative contracts is significantly below $4.00 per MMBtu. Likewise, the weighted average price associated with our natural gas derivative contracts covering all or part of 2015 was higher than the weighted average price associated with our existing natural gas derivative contracts. We have not experienced a significant change in the price at which we have hedged our oil production due to the fact that we did not start hedging our oil production until 2015 following the significant decline in commodity prices during the second half of 2014. The following tables provide additional information about our historical hedging activity and results as well as a summary of our existing hedges as of September 1, 2016.

The following table summarizes the notional quantity and weighted average price for all hedges that were entered into by Wildhorse and on a pro forma basis covering all or part of the first six months of 2016:

	WildHorse		Pro Forma
Commodity	Notional Quantity 1/1/2016 - 6/30/2016	Weighted Average Price	Notional Quantity 1/1/2016 - 6/30/2016	Weighted Average Price
Crude oil swaps (Bbls)	12,000	$50.41	155,836	$48.44
Crude oil puts (Bbls)	—	—	87,783	$50.00
Natural gas swaps (MMBtu)	2,660,000	$3.00	2,660,000	$3.00
Natural gas collars (MMBtu)	1,005,714	$2.93-$3.32	1,005,714	$2.93-$3.32

The following table summarizes the historical results of hedging activities for WildHorse on a pro forma basis for the six months ended June 30, 2016:

	Six Months Ended June 30, 2016
	WildHorse	Pro Forma
Average realized prices before effects of hedges:
Oil (Bbl)	$43.97	$36.77
Natural gas (Mcf)	1.76	1.76
NGL (Bbl)	12.10	10.08
Average realized prices after effects of hedges:
Oil (Bbl)	$47.83	$39.13
Natural gas (Mcf)	2.19	2.16
NGL (Bbl)	12.10	10.08

The following table summarizes the notional quantity and weighted average price for all hedges that were entered into by WildHorse and on a pro forma basis covering all or part of 2015:

	WildHorse		Pro Forma
Commodity	Notional Quantity 1/1/2015 - 12/31/2015	Weighted Average Price	Notional Quantity 1/1/2015 - 12/31/2015	Weighted Average Price
Crude oil swaps (Bbls)	14,000	$61.81	101,228	$51.91
Crude oil puts (Bbls)	—	—	104,759	$50.00
Natural gas swaps (MMBtu)	10,737,362	$3.65	10,737,362	$3.65

The following table summarizes the historical results of hedging activities for WildHorse on a pro forma basis for the year ended December 31, 2015:

	Year Ended December 31, 2015
	WildHorse	Pro Forma
Average realized prices before effects of hedges:
Oil (Bbl)	$45.20	$46.10
Natural gas (Mcf)	2.24	2.26
NGL (Bbl)	14.05	12.01
Average realized prices after effects of hedges:
Oil (Bbl)	47.16	46.86
Natural gas (Mcf)	$3.04	$2.97
NGL (Bbl)	14.05	12.01

The following table summarizes the notional quantity and weighted average price for all hedges that were entered into by WildHorse and on a pro forma basis covering all or part of 2014:

	WildHorse		Pro Forma
Commodity	Notional Quantity 1/1/2014 - 12/31/2014	Weighted Average Price	Notional Quantity 1/1/2014 - 12/31/2014	Weighted Average Price
Natural gas swaps (MMBtu)	7,090,000	$4.01	7,090,000	$4.01
Natural gas collars (MMBtu)	700,000	$4.25-$5.20	700,000	$4.25-$5.20

The following table summarizes the historical results of hedging activities for Wildhorse and on a pro forma basis for the year ended December 31, 2014:

	Year Ended December 31, 2014
	WildHorse	Registrant
Average realized prices before effects of hedges:
Oil (Bbl)	$90.59	$86.13
Natural gas (Mcf)	4.02	4.01
NGL (Bbl)	23.90	25.55
Average realized prices after effects of hedges:
Oil (Bbl)	$90.59	$86.13
Natural gas (Mcf)	3.73	3.73
NGL (Bbl)	23.90	25.55

The following tables provide a summary of the financial derivative contracts to which our predecessor and Esquisto on a combined basis were a party as of September 1, 2016:

Commodity / Term	Contract Type	Average Monthly Volume (MMBtu)	Weighted Average Price per Unit
Natural Gas:
September 2016	Swaps	760,000	$2.824
October 2016—December 2016	Swaps	790,000	$2.850
January 2017—December 2017	Swaps	350,000	$2.877
January 2018—December 2018	Swaps	170,000	$2.945
July 2016—September 2016	Collars	395,714	$2.573 – 2.834
October 2016—December 2016	Collars	515,714	$2.591 – 2.889
January 2017—December 2017	Collars	460,000	$3.000 – 3.362

Commodity / Term	Contract Type	Average Monthly Volume (Bbls)	Weighted Average Price per Unit
Crude Oil:
September 2016	Swaps	70,000	$46.110
October 2016—December 2016	Swaps	75,133	$53.559
January 2017—December 2017	Swaps	50,833	$47.852
January 2018—December 2018	Swaps	37,000	$49.965
January 2019—December 2019	Swap	5,000	$55.050
August 2016—June 2018	Collar	5,042	$50.00 – 62.10

We expect to continue to use commodity derivative instruments to hedge our price risk in the future. Our hedging strategy and future hedging transactions will be determined at our discretion and may be different than what we have done on a historical basis.

Operating Costs and Expenses

Costs associated with producing oil, natural gas and NGLs are substantial. Some of these costs vary with commodity prices, some trend with the type and volume of production, and others are a function of the number of wells we own. As of June 30, 2016 and December 31, 2015, we owned a working interest in 594 and 575 gross producing wells, respectively. The sections below summarize the primary operating costs we typically incur.

Lease Operating Expenses. Lease operating expenses (“LOE”) are the costs incurred in the operation of producing properties and workover costs. Expenses for utilities, direct labor, water injection and disposal, workover rigs and workover expenses, materials and supplies comprise the most significant portion of our LOE. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased LOE in periods during which they are performed. Certain of our operating cost components are variable and increase or decrease as the level of produced hydrocarbons and water increases or decreases. For example, we incur power costs in connection with various production-related activities, such as pumping to recover oil and natural gas and separation and treatment of water produced in connection with our oil and natural gas production.

We monitor our operations to ensure that we are incurring LOE at an acceptable level. For example, we monitor our LOE per Boe to determine if any wells or properties should be shut in, recompleted or sold. This unit rate also allows us to monitor these costs in certain fields and geographic areas to identify trends and to benchmark against other producers. Although we strive to reduce our LOE, these expenses can increase or decrease on a per unit basis as a result of various factors as we operate our properties or make acquisitions and dispositions of properties. For example, we may increase field-level expenditures to optimize our operations, incurring higher expenses in one quarter relative to another, or we may acquire or dispose of properties that have different LOE per Boe. These initiatives would influence our overall operating cost and could cause fluctuations when comparing LOE on a period to period basis.

Gathering System Operating Expense. Gathering system operating expenses include contract labor, water disposal, dehydration equipment rentals, chemical and facilities-related expenses and facility termination fees that are incurred in the operation of our North Louisiana gathering system.

Production and Ad Valorem Taxes. Production taxes are paid on produced oil and natural gas based on rates established by federal, state or local taxing authorities. In general, the production taxes we pay correlate to the changes in oil, natural gas and NGLs revenues. We are also subject to ad valorem taxes in the counties and parishes where our production is located. Ad valorem taxes for our Texas properties are based on the fair market value of our mineral interests for producing wells. Ad valorem taxes for our Louisiana properties are assessed based on the cost of our oil and gas properties. Production taxes for our Texas properties are based on the market value of our production at the wellhead. Production taxes for our Louisiana properties are based on our gross production at the wellhead.

Cost of Oil Sales. When oil inventory is acquired in an acquisition the oil in tanks is recorded at the price paid by us, which is the market price. As the oil in tanks is sold, it is replaced by oil produced by us and is recorded at the lower of cost or market. This accounting adjustment to reduce oil inventory from market price to the lower of cost or market is reflected on our income statement in the account cost of oil sales.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization (“DD&A”) is the systematic expensing of the capitalized costs incurred to acquire and develop oil and natural gas properties. We use the successful efforts method of accounting for oil and natural gas activities and, as such, we capitalize all costs associated with our development and acquisition efforts and all successful exploration efforts, which are then allocated to each unit of production using the unit of production method. Please read “—Critical Accounting Policies and Estimates—Successful Efforts Method of Accounting for Oil and Natural Gas Activities” for further discussion. Our DD&A rate can fluctuate as a result of impairments, dispositions, finding and development costs and proved reserve volumes, which are all impacted by oil, natural gas and NGL prices.

Impairment Expense. We review our proved properties and unproved leasehold costs for impairment whenever events and changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred. Please read “—Critical Accounting Policies and Estimates—Impairment of Oil and Natural Gas Properties” for further discussion.

General and Administrative Expenses. General and administrative (“G&A”) expenses are costs incurred for overhead, including payroll and benefits for our corporate staff, costs of maintaining our headquarters, costs of managing our production and development operations, IT expenses, audit and other fees for professional services, including legal compliance and acquisition-related expenses.

Exploration Expense. Exploration expense is geological and geophysical costs that include seismic surveying costs, costs of unsuccessful exploratory dry holes and lease abandonment and delay rentals. Exploration expense also includes rig standby and rig contract termination fees.

Factors Affecting the Comparability of Our Results of Operations to the Historical Results of Operations of Our Predecessor

Our future results of operations may not be comparable to the historical results of operations of WildHorse for the periods presented, primarily for the reasons described below.

Corporate Reorganization

We were incorporated to serve as the issuer in this offering and have no previous operations, assets or liabilities. WildHorse and Esquisto will be contributed to us in connection with this offering as part of the Corporate Reorganization and will thereby become our wholly owned subsidiaries. For more information on our reorganization and the ownership of our common stock by our principal stockholders, please see “Principal and Selling Stockholders” and the unaudited pro forma financial statements included elsewhere in this prospectus.

The historical consolidated financial statements included in this prospectus are the financial statements of WildHorse, our accounting predecessor, and therefore do not include Esquisto’s financial information. The pro forma financial information presented in this prospectus treats the contribution to us of WildHorse and Esquisto in connection with our Corporate Reorganization as a reorganization of entities under common control as if it had occurred on January 1, 2014. Because WildHorse and Esquisto have been under common control since February 2015, the initial balance sheet we file after this offering will reflect the completed Corporate Reorganization and prior period financial statements will be retroactively recast to be presented on a combined basis to include the results of Esquisto for periods during which Esquisto was under common control with WildHorse. As a result, the historical financial data and pro forma financial information presented in this prospectus may not give you an accurate indication of what our actual results would have been if the reorganization transactions described in “Prospectus Summary—Corporate Reorganization” had been completed at the beginning of the periods presented.

Drilling Activity

For certain periods during 2015, we ran a four-rig drilling program on a combined basis with up to two rigs operating in our Eagle Ford Acreage and up to two rigs operating in our North Louisiana Acreage. After temporarily reducing the pace of our drilling and completions activities in the first quarter of 2016 due to commodity prices, we began running one rig on our Eagle Ford Acreage starting in May 2016. Please see “—Overview—Drilling Activity.” We retain the flexibility to adjust our rig count based on the commodity price environment. Reductions in drilling and completion activity may result in slower growth of, or declining levels in, our oil, natural gas and NGLs production and reserves.

Oil and Gas Property Acquisitions

WildHorse. Throughout 2014, WildHorse acquired approximately 23,021 net acres of oil and natural gas properties in North Louisiana. Such acquisitions included six producing wells.

Esquisto. The Contribution of the Initial Esquisto Assets occurred in June 2014, and Esquisto completed the Comstock Acquisition, whereby Esquisto II acquired producing properties, undeveloped acreage and water assets from a wholly owned subsidiary of Comstock Resources, Inc. in July 2015. The Comstock Acquisition included 15 producing wells and, at the time of the acquisition, had net daily production of 2,177 Boe/d.

Public Company Expenses

Upon completion of this offering, we expect to incur direct, incremental G&A expenses as a result of being a publicly traded company, including, but not limited to, Exchange Act reporting expenses; expenses associated with Sarbanes Oxley compliance; expenses associated with shares of our common stock being listed on a national securities exchange; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and independent director compensation. These direct, incremental G&A expenses are not included in our predecessor’s historical results of operations.

Income Taxes

WildHorse Development is a corporation for federal income tax purposes, and, as a result, will be subject to U.S. federal, state and local income taxes. Although, our predecessor was subject to certain franchise taxes and had one subsidiary taxed as a corporation, our predecessor generally was not subject to entity level income tax, and the financial data attributable to our predecessor contains substantially no provision for U.S. federal income taxes or income taxes in any state or locality. We estimate that WildHorse Development will be subject to U.S. federal, state and local taxes at a blended statutory rate of 40% of pre-tax earnings.

Impairment Expense

We evaluate our proved properties for impairment when events or changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred. We estimate the expected future cash flows of our oil and natural gas properties and compare these undiscounted cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will write down the carrying amount of the oil and natural gas properties to fair value. We evaluate significant unproved properties for impairment based on remaining lease term, drilling results, reservoir performance, seismic interpretation or future plans to develop acreage. On a pro forma basis, we recorded $24.7 million and $9.3 million of impairment expense during the years ended December 31, 2014 and 2015, respectively. See “Risk Factors—Risks Related to Our Business—Certain factors could require us to write-down the carrying values of our properties, including commodity prices decreasing to a level such that our future undiscounted cash flows from our properties are less than their carrying value.”

Management Services Agreement

In June 2014, our predecessor entered into a Management Services Agreement with MRD (the “Management Services Agreement”) pursuant to which we were obligated to provide accounting and operating transition services to MRD. Pursuant to the Management Services Agreement, we made $57.6 million in net payments in 2015 and received net payments of $53.0 million in 2014. In February 2015, the Management Services Agreement was terminated effective March 1, 2015. For more information about the Management Services Agreement, please see “Certain Relationships and Related Party Transactions—Related Party Transactions prior to the Corporate Reorganization.”

Derivative Activities

In the year ended December 31, 2015 and the six months ended June 30, 2016, our hedging activities resulted in our recognizing a $13.9 million derivative gain, of which $12.0 million was realized and $1.9 million was unrealized, and a $12.4 million derivative loss, of which $5.9 million was a realized gain and $18.2 million was an unrealized loss, respectively, due primarily to fluctuations in commodity prices during those periods. As commodity prices fluctuate, so will the income or loss we recognize from our hedging activities. For more information regarding our historic hedging activities, please see “—Overview—Derivative Activity.”

Pro Forma Results of Operations and Operating Expense

The following information reflects the pro forma results of WildHorse and Esquisto on a combined basis for all periods provided. We were formed as a Delaware corporation in August 2016 to serve as a holding company and have not had any operations since our formation. As a result, we do not have historical financial operating results. Our accounting predecessor is WildHorse, but our future results of operations may not be comparable to the historical results of operations of WildHorse due to the fact that the composition of us and our assets will change because WildHorse and Esquisto will be contributed to us in connection with this offering and for the other reasons described in “—Factors Affecting the Comparability of Our Results of Operations to the Historical Results of Operations of Our Predecessor.” Accordingly, in addition to presenting a discussion of WildHorse’s results of operations, we are also presenting the pro forma results of operations of WildHorse and Esquisto on a combined basis. A description of the pro forma adjustments made in preparing such pro forma financial statements appears below under “—Pro Forma Results of Operations and Operating Expense—Pro Forma Adjustments.” The pro forma information presented below should be read in conjunction with the unaudited pro forma financial statements included elsewhere in this prospectus, which describes the assumptions and adjustments used in preparing such information. The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the pro forma assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

The pro forma information is presented for illustrative purposes only. If this offering and other transactions contemplated herein had occurred in the past, operating results might have been materially different from those presented in the pro forma financial information. The pro forma financial information should not be relied upon as an indication of operating results that we would have achieved if this offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the pro forma results reflected herein and should not be relied on as an indication of our future results following the completion of this offering and the other transactions contemplated by this pro forma financial information.

Pro Forma Adjustments

The unaudited pro forma combined statements of operations give effect to the following:

•	for the year ended December 31, 2014, the Corporate Reorganization and the contribution to Esquisto of the Initial Esquisto Assets as if they had been completed as of January 1, 2014;

•

for the six months ended June 30, 2015, (i) the Corporate Reorganization, (ii) the Comstock Acquisition and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2015;

•

for the year ended December 31, 2015, (i) the Corporate Reorganization, (ii) the Comstock Acquisition and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2015; and

•

for the six months ended June 30, 2016, (i) the Corporate Reorganization and (ii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2015.

For additional information regarding our pro forma financial information, please see the unaudited pro forma financial statements included elsewhere in this prospectus.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Revenues. The following table provides the components of our pro forma revenues, net of transportation and gathering fees, for the periods indicated, as well as each period’s respective realized average prices and production volumes:

	Pro Forma		Change	% Change
	Six Months Ended June 30,
	2016	2015
Revenues (in thousands):
Oil sales	$32,365	$30,190	$2,175	7%
Natural gas sales	16,792	16,498	295	2%
NGL sales	2,160	2,732	(572)	(21)%
Gathering system income	868	—	868	N/A

Total revenues	$52,185	$49,420	$2,765	6%

Average sales price:(1)
Oil (per Bbl)	$36.77	$51.97	$(15.20)	(29)%
Natural gas (per Mcf)	$1.76	$2.49	$(0.73)	(29)%
NGL (per Bbl)	$10.08	$13.70	$(3.63)	(26)%

Total (per Boe)	$19.12	$26.22	$(7.11)	(27)%

Production:
Oil (MBbls)	880	581	299	52%
Natural gas (MMcf)	9,540	6,626	2,914	44%
NGLs (MBbls)	214	199	15	8%

Total (MBoe)	2,685	1,885	800	42%

Average daily production volume:
Oil (Bbls/d)	4,836	3,192	1,644	52%
Natural gas (Mcf/d)	52,418	36,405	16,014	44%
NGLs (Bbls/d)	1,178	1,095	82	8%

Total (Boe/d)	14,750	10,355	4,396	42%

(1)	Average prices shown in the table reflect realized prices before the effects of our pro forma realized commodity derivative transactions but after gathering and transportation expense.

As reflected in the table above, our total revenues on a pro forma basis for the six months ended June 30, 2016 were 6%, or $2.8 million, higher than the same period in 2015. This was due to an increase of approximately $23.0 million due to higher production volumes from additional drilling and approximately $0.9 million of revenues from our gathering system, which commenced operations in October 2015, partially offset by approximately $21.1 million due to lower commodity prices.

Oil sales increased 7%, or $2.2 million, for the six months ended June 30, 2016 as compared to the prior year period primarily from additional drilling totaling approximately $15.6 million partially offset by lower oil prices of approximately $13.4 million. Gas sales increased 2%, or $0.3 million, for the six months ended June 30, 2016 as compared to the prior year period primarily from additional drilling totaling approximately $7.3 million partially offset by lower natural gas prices of approximately $7.0 million. NGL sales decreased 21%, or $0.6 million for the six months ended June 30, 2016 as compared to the prior year period primarily from a decrease of $0.8 million due to lower NGL prices partially offset by additional drilling of approximately $0.2 million.

Our gathering system became operational in October 2015 and generated $0.9 million in gathering fee income for the six months ended June 30, 2016. Gathering system income includes a transportation and metering fee, which is charged to certain third parties. There was no gathering system income during the prior year period as the gathering system was not operational.

The following table summarizes our expenses for the periods indicated on a pro forma basis, which includes a presentation of expenses per Boe because we use this information to evaluate our performance relative to our peers and to identify and measure trends we believe may require additional analysis:

	Pro Forma		Change	% Change
	Six Months Ended June 30,
	2016	2015
	(Unaudited)
Operating expenses (in thousands):
Lease operating expenses	$5,882	$7,157	$(1,276)	(18)%
Gathering system operating expense	118	—	118	N/A
Production and ad valorem taxes	3,256	3,105	151	5%
Depreciation, depletion and amortization	41,427	26,527	14,900	56%
Impairment	—	5,954	(5,954)	(100)%
General and administrative expenses	9,132	7,578	1,554	21%
Exploration expense	7,522	12,467	(4,945)	(40)%

Total operating expenses	67,337	62,788	4,548	7%

Loss from operations	$(15,152)	$(13,369)	$(1,783)	(13)%

Expenses per Boe:
Lease operating expenses	$2.19	$3.80	$(1.61)	(42)%
Gathering system operating expense	$0.04	—	$0.04	N/A
Production and ad valorem taxes	$1.21	$1.65	$(0.43)	(26)%
Depreciation, depletion and amortization	$15.43	$14.08	$1.36	10%
Impairment	—	$3.16	$(3.16)	(100)%
General and administrative expenses	$3.40	$4.02	$(0.62)	(15)%
Exploration expense	$2.80	$6.62	$(3.81)	(58)%

Total operating expenses per Boe	$25.08	$33.32	$(8.23)	(25)%

Loss from operations	$(5.64)	$(7.09)	$1.45	(20)%

Lease Operating Expenses. LOE decreased 18%, or $1.3 million, in the six months ended June 30, 2016 compared to the prior year period, primarily due to lower location and road maintenance expenses, lower workover costs and lower service costs associated with industry-wide service cost decreases. Lease operating expense per Boe decreased 42% from $3.80 to $2.19 in the six months ended June 30, 2016 compared to the prior year period primarily due to lower lease operating expense and certain items, such as direct labor and materials and supplies, generally remaining relatively fixed across higher production volume ranges.

Gathering System Operating Expenses. Gathering system operating expense was $0.1 million in the six months ended June 30, 2016. The gathering system commenced operations in October 2015, prior to which there were no gathering system operating expenses.

Production and Ad Valorem Taxes. Production and ad valorem taxes increased 5%, or $0.2 million, in the six months ended June 30, 2016 compared to the prior year period, primarily due to an increase in production and revenues associated with our oil and gas properties. Production and ad valorem taxes per Boe decreased 26% from $1.65 to $1.21 in the six months ended June 30, 2016 compared to the prior year period due primarily to severance tax exemptions on high-cost horizontal wells.

Depreciation, Depletion and Amortization. DD&A increased 56%, or $14.9 million, for the six months ended June 30, 2016 compared to the prior year period, primarily due to increased production. Increased production volumes caused DD&A expense to increase by $11.3 million and the rate of DD&A increased between periods as a result of a decrease in commodity prices, capital expenditures associated with our drilling program and land costs transferred to our depletion pools, outpacing reserve adds, which caused the DD&A expense to increase by $3.6 million.

Impairment of Proved Oil and Gas Properties. We had no impairment expense for the six months ended June 30, 2016. For the six months ended June 30, 2015, we impaired certain non-core properties in Texas and Louisiana by $6.0 million. The estimated future cash flows expected from these non-core properties were compared to their carrying values and determined to be unrecoverable, primarily due to a significant decrease in commodity prices.

General and Administrative Expenses. G&A expenses increased 21%, or $1.6 million, for the six months ended June 30, 2016 compared to the prior year period. The increase was primarily due to the reduction in G&A reimbursements of $1.9 million in the current period due to the termination in February 2015 of the Management Services Agreement. Please see “Certain Relationships and Related Party Transactions—Related Party Transactions prior to the Corporate Reorganization.” This increase was partially offset by lower wages, salaries and corporate expenses in the six months ended June 30, 2016.

Exploration Expense. Exploration expense decreased 40%, or $4.9 million, in the six months ended June 30, 2016 compared to the prior year period. Exploration expense for the six months ended June 30, 2016 included a $6.8 million expense associated with the early termination of a rig contract, which was laid down in March 2016 due to low commodity prices. While the full amount of the early termination fee was recorded for book purposes in the six months ended June 30, 2016, the liability will be paid in equal monthly installments through December 31, 2016. Exploration expense for the six months ended June 30, 2015 included $7.2 million of dry hole expense, $1.3 million of leasehold impairment and $3.7 million of seismic purchases.

Other Income and Expenses. The following table summarizes our other income and expenses on a pro forma basis for the periods indicated:

	Pro Forma		Change	% Change
	Six Months Ended June 30,
	2016	2015
	(Unaudited)
Other (expense) income (in thousands):
Interest expense	$(2,077)	$(2,077)	$—	—
Other (expense) income	(419)	22	(441)	NM
Gain (loss) on derivative instruments	(12,364)	1,972	(14,337)	NM

Total other income (expense)	$(14,860)	$(83)	$(14,777)	NM

Income tax benefit	$11,725	$5,610	$6,115	109%

NM—Not Meaningful

Interest Expense. Interest expense did not change in the six months ended June 30, 2016 compared to the prior period.

Other (Expense) Income. In the six months ended June 30, 2016, we had other expense of $0.4 million compared to the prior period where we had other income of $0.02 million. The other expense during the six months ended June 30, 2016 primarily related to the write-off of unamortized debt issuance costs associated with the retirement and termination of the Esquisto BOK revolving credit facility and the payment of a pre-payment penalty related to the early pay-off and termination of Esquisto’s second lien debt in January 2016. The other income during the six months ended June 30, 2015 primarily relates to interest income offsetting the loss on sale of vehicles.

Gain (Loss) on Derivative Instruments. In the six months ended June 30, 2016, we recognized a $12.4 million derivative loss, of which $5.9 million was a realized gain and $18.2 million was an unrealized loss. For the prior period, we recognized a $2.0 million derivative gain, of which $4.4 million was a realized gain and $2.5 million was an unrealized loss. Net realized and unrealized gains on our derivatives are a function of fluctuations in the underlying commodity prices and the monthly settlement of the instruments.

Income Tax Benefit. Pro forma income tax benefit increased from $5.6 million at June 30, 2015 to $11.7 million at June 30, 2016 due to the increase in pro forma net loss before income taxes from $7.8 million at June 30, 2015 to $18.3 million at June 30, 2016. Income tax benefit, on a pro forma basis, results from our being subject to U.S. federal income taxes as if the Corporate Reorganization occurred on January 1, 2015.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues. The following table provides the components of our revenues on a pro forma basis, net of transportation and gathering fees, for the years indicated, as well as each year’s respective realized average prices and production volumes:

	Pro Forma
	Year Ended December 31,		$ Change	% Change
	2015	2014
Revenues (in thousands):
Oil sales	$61,491	$17,826	$43,665	245%
Natural gas sales	34,687	38,345	(3,658)	(10)%
NGL sales	5,512	2,285	3,227	141%
Gathering system income	314	—	314	N/A

Total revenues	$102,004	$58,456	$43,548	74%

Average sales price:(1)
Oil (per Bbl)	$46.10	$86.13	$(40.03)	(46)%
Natural gas (per Mcf)	$2.26	$4.01	$(1.75)	(44)%
NGLs (per Bbl)	$12.01	$25.55	$(13.54)	(53)%

Total (per Boe)	$23.38	$30.96	$(7.58)	(24)%

Production:
Oil (MBbls)	1,334	207	1,127	544%
Natural gas (MMcf)	15,343	9,552	5,791	61%
NGLs (MBbls)	459	89	370	413%

Total (MBoe)	4,350	1,888	2,462	130%

Average daily production volumes:
Oil (Bbls/d)	3,655	567	3,088	544%
Natural gas (Mcf/d)	42,035	26,169	15,866	61%
NGLs (Bbls/d)	1,258	245	1,013	413%

Total (Boe/d)	11,918	5,174	6,745	130%

(1)	Average prices shown in the table reflect prices before the effects of our pro forma realized commodity derivative transactions but after gathering and transportation expense.

As reflected in the table above, our total revenues on a pro forma basis for 2015 were 74%, or $43.5 million, higher than 2014. This was due to an increase of approximately $97.4 million due to higher production volumes from additional drilling and approximately $18.0 million due to higher production from the Comstock Assets, partially offset by approximately $72.2 million due to lower commodity prices and a $0.3 million increase from our gathering system, which commenced operations in October 2015.

Oil sales increased 245%, or $43.7 million, for the year ended December 31, 2015 as compared to the prior year primarily from additional drilling totaling approximately $69.1 million and from additional production from the Comstock Assets of approximately $15.8 million, partially offset by lower oil prices of approximately $41.3 million. Gas sales decreased 10%, or $3.7 million, for the year ended December 31, 2015 as compared to the prior year primarily from decreased natural gas prices of approximately $26.0 million, partially offset by increases from additional drilling totaling approximately $21.2 million and from additional production from the Comstock Assets of approximately $1.2 million. NGL sales increased 141%, or $3.2 million, for the year ended December 31, 2015 as compared to the prior year primarily from additional drilling totaling approximately $7.1 million and additional production from the Comstock Acquisition of approximately $1.1 million, partially offset by lower NGL prices of approximately $4.9 million.

The following table summarizes our expenses for the periods indicated on a pro forma basis, which includes a presentation of expenses per Boe because we use this information to evaluate our performance relative to our peers and to identify and measure trends we believe may require additional analysis:

	Pro Forma
	Year Ended December 31,		$ Change	% Change
	2015	2014
Operating expenses (in thousands):
Lease operating expenses	$15,522	$10,540	$4,982	47%
Gathering system operating expenses	1,795	—	1,795	N/A
Production and ad valorem taxes	5,652	3,405	2,247	66%
Cost of oil sales	—	687	(687)	(100)%
Depreciation, depletion and amortization	63,921	23,269	40,652	175%
Impairment of proved oil and gas properties	9,312	24,721	(15,409)	(62)%
General and administrative expenses	16,611	8,226	8,386	102%
Exploration expense	17,863	1,599	16,264	NM

Total operating expenses	$130,676	$72,447	$58,230	80%

Loss from operations	$(28,672)	$(13,991)	$(14,681)	(105)%

Expenses per Boe:
Lease operating expenses	$3.57	$5.58	$(2.01)	(36)%
Gathering system operating expenses	$0.41	—	$0.41	N/A
Production and ad valorem taxes	$1.30	$1.80	$(0.50)	(28)%
Cost of oil sales	—	$0.36	$(0.36)	(100)%
Depreciation, depletion and amortization	$14.69	$12.32	$2.37	19%
Impairment of proved oil and gas properties	$2.14	$13.09	$(10.95)	(84)%
General and administrative expenses	$3.82	$4.36	$(0.54)	(12)%
Exploration expense	$4.11	$0.85	$3.26	385%

Total operating expenses per Boe	$30.04	$38.37	$(8.33)	(22)%

Loss from operations	$(6.59)	$(7.41)	$0.82	11%

Lease Operating Expenses. In 2015, LOE increased 47%, or $5.0 million, when compared to 2014, primarily due to LOE associated with increased production volumes, properties acquired in the Comstock Acquisition and increased water disposal charges related to our new wells partially offset by lower service costs associated with industry-wide service cost decreases. On a Boe basis, lease operating expense decreased from $5.58 to $3.57 primarily due to certain items, such as direct labor and materials and supplies, generally remaining relatively fixed across higher production volume ranges, and lower workover costs in 2015 compared to 2014.

Gathering System Operating Expenses. Gathering system operating expense was $1.8 million in the year ended December 31, 2015. The gathering system commenced operations in October 2015, prior to which there were no gathering system operating expenses. In 2015, gathering system operating expenses included $0.7 million of non-recurring expenses related to the termination of an amine plant and the associated mobilization and demobilization expenses, which was mobilized but ended up being unnecessary.

Production and Ad Valorem Taxes. Production and ad valorem taxes increased 66%, primarily due to the Comstock Acquisition and increased oil and natural gas production. On a Boe basis production and ad valorem taxes decreased 28%, from $1.80 in 2014 to $1.30 in 2015, due primarily to severance tax exemptions on new high-cost horizontal wells.

Cost of Oil Sales. Cost of oil sales in 2014 was $0.7 million and there were no cost of oil sales in 2015. When oil inventory is acquired in an acquisition, the oil in tanks is recorded at the price paid, which is the market price. As the oil in tanks is sold, it is replaced by oil produced by us, which is recorded at the lower of cost or market. The accounting adjustment to reduce oil to the lower of cost or market in 2014 was $0.7 million. No accounting adjustment was needed in 2015.

Depreciation, Depletion and Amortization. In 2015, DD&A expense increased 175%, or $40.7 million, when compared to 2014, primarily due to increased production volumes. Increased production volumes caused DD&A expense to increase by $30.4 million and an increased rate of DD&A between periods as a result of capital expenditures associated with our drilling program and land costs transferred to our depletion pools, outpacing reserve adds, caused the DD&A expense to increase by $10.3 million.

Impairment of Proved Oil and Gas Properties. Impairment expense, related to certain Texas and Louisiana properties, decreased 62%, or $15.5 million, from $24.7 million in 2014 to $9.3 million in 2015. The estimated future cash flows expected from these properties were compared to their carrying values and determined to be unrecoverable, primarily due to a significant decrease in commodity prices.

General and Administrative Expenses. G&A expenses increased 102%, or $8.4 million, in 2015 compared to 2014. The increase was primarily due to the reduction in G&A reimbursements of $8.7 million in the current period due to the termination in February 2015 of the Management Services Agreement under which we were reimbursed for certain G&A expenses. Please see “Certain Relationships and Related Party Transactions—Related Party Transactions prior to the Corporate Reorganization.” This increase in G&A expenses was partially offset by lower wages, salaries and corporate expenses in 2015.

Exploration Expense. Exploration expense increased to $17.9 million in 2015, as compared to $1.6 million in 2014, primarily due to $8.4 million of costs associated with drilling a dry well, $3.3 million of seismic surveying costs, $1.6 million of state lease delay rentals and a $2.8 million impairment of our unproved leasehold costs.

Other Income and Expenses. The following table summarizes our other income and expenses on a pro forma basis for the years indicated:

	Pro Forma
	Year Ended December 31,		$ Change	% Change
	2015	2014
Other income (expense) (in thousands):
Interest expense	$(4,154)	$(3,286)	$(868)	(26)%
Other expense	(150)	(120)	(30)	(25)%
Gain on derivative instruments	13,854	6,514	7,340	113%

Total other income (expense)	$9,550	$3,108	$6,442	207%

Income tax benefit	$7,921	$4,502	$3,419	76%

Interest Expense. Interest expense increased $0.9 million, or 26%, primarily due to a higher average debt balance in 2015 compared to 2014.

Other Expense. In 2014, we recognized other expense of $0.1 million compared to other expense of $0.2 million in 2015, or an increase in expense of $0.03 million. The increase in expense is due primarily to a decrease in interest income.

Gain on Derivative Instruments. In 2015, we recognized a $13.9 million derivative gain of which $12.0 million was realized and $1.9 million was unrealized. For 2014, we recognized a $6.5 million derivative gain, of which $2.7 million was a realized loss and $9.2 million was an unrealized gain. Net losses on our derivatives are a function of fluctuations in the underlying commodity prices and the monthly settlement of the instruments.

Income Tax Benefit. Pro forma income tax benefit increased $3.4 million, from $4.5 million at December 31, 2014 to $7.9 million at December 31, 2015. Income tax benefit, on a pro forma basis, results from our being subject to U.S. federal income taxes as if the Corporate Reorganization had occurred on January 1, 2014.

Predecessor Results of Operations and Operating Expense

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Revenues. The following table provides the components of our predecessor’s revenues, net of transportation and gathering fees, for the periods indicated, as well as each period’s respective realized average prices and production volumes:

	Predecessor		$ Change	% Change
	Six Months Ended June 30,
	2016	2015
Revenues (in thousands):
Oil sales	$2,075	$1,272	$802	63%
Natural gas sales	15,306	14,544	763	5%
NGL sales	381	766	(385)	(50)%
Gathering system income	868	0	868	N/A

Total revenues	$18,630	$16,582	$2,048	12%

Average sales price:(1)
Oil (per Bbl)	$43.97	$51.04	$(7.08)	(14)%
Natural gas (per Mcf)	$1.76	$2.48	$(0.72)	(29)%
NGL (per Bbl)	$12.10	$17.00	$(4.90)	(29)%

Total (per Boe)	$11.61	$15.83	$(4.22)	(27)%

Production:
Oil (MBbls)	47	25	22	89%
Natural gas (MMcf)	8,709	5,864	2,844	49%
NGLs (MBbls)	32	45	(14)	(30%)

Total (MBoe)	1,530	1,047	483	46%

Average daily production volume:
Oil (Bbls/d)	259	137	122	89%
Natural gas (Mcf/d)	47,851	32,223	15,629	49%
NGLs (Bbls/d)	173	248	(74)	(30)%

Total (Boe/d)	8,408	5,755	2,653	46%

(1)	Average prices shown in the table reflect realized prices before the effects of our predecessor’s realized commodity derivative transactions but after gathering and transportation expense.

As reflected in the table above, our predecessor’s total revenues for the six months ended June 30, 2016 were 12%, or $2.0 million, higher than the prior year period. The increase is primarily due to an increase in production from drilling new wells, the impact of which more than offset the overall 27% decrease in commodity prices from period to period.

Oil sales increased 63%, or $0.8 million, for the six months ended June 30, 2016 as compared to the prior year period due to an increase of $1.1 million due to higher production partially offset by a decrease of $0.3 million due to lower commodity prices. Natural gas sales increased 5%, or $0.8 million, for the six months ended June 30, 2016 as compared to the prior year period resulting from an increase of $7.1 million due to higher production partially offset by a decrease of $6.3 million due to lower commodity prices. NGL sales decreased 50%, or $0.4 million, for the six months ended June 30, 2016 as compared to the prior year period resulting from a decrease of $0.2 million due to lower production and a $0.2 million decrease due to lower commodity prices.

Our predecessor’s gathering system became operational in October 2015 and generated $0.9 million in revenues for the six months ended June 30, 2016. There was no gathering system income during the prior period.

The following table summarizes our predecessor’s expenses for the periods indicated, which includes a presentation of expenses per Boe because our predecessor uses this information to evaluate its performance relative to its peers and to identify and measure trends it believes may require additional analysis:

	Predecessor		$ Change	% Change
	Six Months Ended June 30,
	2016	2015
	(Unaudited)
Operating expenses (in thousands):
Lease operating expenses	$3,235	$3,954	$(719)	(18)%
Gathering system operating expense	118	—	118	N/A
Production and ad valorem taxes	1,248	1,165	83	7%
Impairment of proved oil and gas properties	—	5,954	(5,954)	(100)%
Depreciation, depletion and amortization	19,246	10,043	9,203	92%
General and administrative expenses	5,490	4,742	748	16%
Exploration expense	7,520	12,263	(4,743)	(39)%

Total operating expenses	$36,857	$38,121	$(1,264)	(3)%

Loss from operations	$(18,227)	$(21,540)	$3,312	15%

Expenses per Boe:
Lease operating expenses	$2.11	$3.78	$(1.66)	(44)%
Gathering system operating expense	$0.08	—	$0.08	N/A
Production and ad valorem taxes	$0.82	$1.11	$(0.30)	(27)%
Impairment of proved oil and gas properties	$—	$5.68	$(5.68)	(100)%
Depreciation, depletion and amortization	$12.58	$9.59	$2.99	31%
General and administrative expenses	$3.59	$4.53	$(0.94)	(21)%
Exploration expense	$4.91	$11.71	$(6.79)	(58)%

Total operating expenses per Boe	$24.09	$36.40	$(12.31)	(34)%

Loss from operations	$(11.91)	$(20.56)	$8.65	(42)%

Lease Operating Expenses. LOE decreased 18%, or $0.7 million, in the six months ended June 30, 2016 compared to the prior year period, primarily due to lower location and road maintenance expenses, lower workover costs and lower service costs associated with industry-wide service cost decreases. LOE per Boe decreased 44% from $3.78 to $2.11 in the six months ended June 30, 2016 compared to the prior year period due primarily to lower lease operating costs and certain items, such as direct labor and materials and supplies, generally remaining relatively fixed across higher production volume ranges.

Gathering System Operating Expenses. Gathering system operating expense was $0.1 million in the six months ended June 30, 2016. The gathering system commenced operations in October 2015, prior to which there were no gathering system operating expenses.

Production and Ad Valorem Taxes. Production and ad valorem taxes increased 7%, or $0.1 million, in the six months ended June 30, 2016 compared to the prior year period. Production and ad valorem taxes per Boe decreased from $1.11 in the six months ended June 30, 2015 to $0.82 in the six months ended June 30, 2016 due primarily to severance tax exemptions on new high-cost horizontal wells.

Depreciation, Depletion and Amortization. DD&A increased 92%, or $9.2 million, for the six months ended June 30, 2016 compared to the prior year period, primarily due to increased production volumes. Increased production volumes caused DD&A expense to increase by $4.6 million and an increased DD&A rate between periods as a result of a decrease in commodity prices and capital expenditures associated with our predecessor’s drilling program and land costs transferred to our predecessor’s depletion pools, outpacing reserve adds, caused DD&A expense to increase by $4.6 million.

Impairment of Proved Oil and Gas Properties. Our predecessor had no impairment expense for the six months ended June 30, 2016. For the six months ended June 30, 2015, our predecessor impaired certain oil and natural gas properties in Texas and Louisiana by $6.0 million. The estimated future cash flows expected from these properties were compared to their carrying values and determined to be unrecoverable, primarily due to a significant decrease in commodity prices.

General and Administrative Expenses. G&A expenses increased 16%, or $0.7 million, for the six months ended June 30, 2016 compared to the prior year period. The increase was primarily due to the reduction in G&A reimbursements of $1.9 million in the current period due to the termination in February 2015 of the Management Services Agreement under which our predecessor was reimbursed for certain G&A expenses. Please see “Certain Relationships and Related Party Transactions—Related Party Transactions prior to the Corporate Reorganization.” This increase was offset by approximately $0.9 million in lower wages, salaries and payroll taxes, as well as a decrease in corporate expenses in the six months ended June 30, 2016.

Exploration Expense. Exploration expense decreased 39%, or $4.7 million, in the six months ended June 30, 2016 compared to the prior year period. Exploration expense for the six months ended June 30, 2016 included a $6.8 million expense accrual as a result of the termination of a rig contract, which was laid down in March 2016 due to low commodity prices. While the full amount of the early termination fee was recorded in the six months ended June 30, 2016, the liability will be paid in equal monthly installments through December 31, 2016. Exploration expense for the six months ended June 30, 2015 included $7.2 million of dry hole expense, $1.3 million of leasehold impairment and $3.7 million of seismic purchases.

Other Income and Expenses. The following table summarizes our predecessor’s other income and expenses for the periods indicated:

	Predecessor		$ Change	% Change
	Six Months Ended June 30,
	2016	2015
	(Unaudited)
Other (expense) income (in thousands):
Interest expense	$(1,790)	$(1,551)	$(239)	15%
Other income	(62)	31	(93)	(299)%
Gain (loss) on derivative instruments	(4,616)	1,972	(6,589)	(334)%

Total other income (expense)	$(6,468)	$452	$(6,920)	NM

Income tax expense	$(19)	$38	$(57)	NM

Interest Expense. Interest expense increased 15%, or $0.2 million, compared to the prior year period due to a higher interest rate paid on average debt outstanding. The higher interest rate was the result of paying a higher spread due to utilizing a greater percentage of our predecessor’s available borrowing base during the six months ended June 30, 2016.

Gain (loss) on Derivative Instruments. In the six months ended June 30, 2016, our predecessor recognized a $4.6 million derivative loss, of which $4.0 million was a realized gain and $8.6 million was an unrealized loss. In the six months ended June 30, 2015, our predecessor recognized a $2.0 million derivative gain, of which $4.4 million was a realized gain and $2.5 million was an unrealized loss. Net realized and unrealized gains on our predecessor’s derivatives are a function of fluctuations in the underlying commodity prices and the monthly settlement of the instruments.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Revenues. The following table provides the components of our predecessor’s revenues, net of transportation and gathering fees, for the years indicated, as well as each year’s respective realized average prices and production volumes:

	Predecessor
	Year Ended December 31,		$ Change	% Change
	2015	2014
Revenues (in thousands):
Oil sales	$3,305	$2,780	$525	19%
Natural gas sales	30,556	37,741	(7,185)	(19)%
NGL sales	1,451	989	462	47%
Gathering system income	314	—	314	NM

Total revenues	$35,626	$41,510	$(5,884)	(14)%

Average sales price:(1)
Oil (per Bbl)	$45.20	$90.59	$(45.39)	(50)%
Natural gas (per Mcf)	$2.24	$4.02	$(1.78)	(44)%
NGLs (per Bbl)	$14.05	$23.90	$(9.84)	(41)%

Total (per Boe)	$14.42	$25.36	$(10.94)	(43)%

Production:
Oil (MBbls)	73	31	42	138%
Natural gas (MMcf)	13,637	9,388	4,249	45%
NGLs (MBbls)	103	41	62	150%

Total (MBoe)	2,449	1,637	812	50%

Average daily production volumes:
Oil (Bbls/d)	200	84	116	138%
Natural gas (Mcf/d)	37,361	25,721	11,640	45%
NGLs (Bbls/d)	283	113	170	150%

Total (Boe/d)	6,710	4,484	2,226	50%

NM—Not Meaningful

(1)	Average prices shown in the table reflect prices before the effects of our predecessor’s realized commodity derivative transactions but after gathering and transportation expense.

As shown in the table above, our predecessor’s total revenues for 2015 were 14%, or $5.9 million, lower than in 2014. This was due to a decrease in revenue of $28.6 million due to lower commodity prices partially offset by an increase of $22.4 million due to an increase in production from drilling additional wells and a $0.3 million increase from our gathering system.

Oil sales increased 19%, or $0.5 million, for the year ended December 31, 2015 as compared to the prior year due to an increase of $3.8 million due to higher production partially offset by a decrease of $3.3 million due to commodity prices. Natural gas sales decreased 19%, or $7.2 million, for the year ended December 31, 2015 as compared to the prior year due to a decrease of $24.3 million due to lower commodity prices partially offset by an increase of $17.1 million due to an increase in production from drilling additional wells. NGL sales increased

47%, or $0.5 million, for the year ended December 31, 2015 as compared to the prior year due to an increase of $1.5 million due to an increase in production from drilling such additional wells partially offset by a decrease of $1.0 million due to commodity prices. Please see “Overview—Drilling Activity.”

The following table summarizes our predecessor’s expenses for the periods indicated, which includes a presentation of expenses per Boe because our predecessor uses this information to evaluate its performance relative to its peers and to identify and measure trends it believes may require additional analysis:

	Predecessor
	Year Ended December 31,		$ Change	% Change
	2015	2014
Operating expenses (in thousands):
Lease operating expenses	$8,606	$9,428	$(822)	(9)%
Gathering system operating expenses	914	—	914	N/A
Production and ad valorem taxes	2,666	2,584	82	3%
Cost of oil sales	—	687	(687)	(100)%
Depreciation, depletion and amortization	25,526	15,297	10,229	67%
Impairment of proved oil and gas properties	9,312	24,721	(15,409)	(62)%
General and administrative expenses	10,567	5,838	4,729	81%
Exploration expense	14,896	1,597	13,299	833%

Total operating expenses	$72,487	$60,152	$12,335	21%

Loss from operations	$(36,861)	$(18,642)	$(18,219)	(98)%

Expenses per Boe:
Lease operating expenses	$3.51	$5.76	$(2.25)	(39)%
Gathering system operating expenses	$0.37	—	$0.37	N/A
Production and ad valorem taxes	$1.09	$1.58	$(0.49)	(31)%
Cost of oil sales	—	$0.42	$(0.42)	(100)%
Depreciation, depletion and amortization	$10.42	$9.35	$1.08	12%
Impairment of proved oil and gas properties	$3.80	$15.10	$(11.30)	(75)%
General and administrative expenses	$4.31	$3.57	$0.75	21%
Exploration expense	$6.08	$0.98	$5.11	523%

Total operating expenses per Boe	$29.60	$36.75	$(7.15)	(19)%

Loss from operations	$(15.05)	$(11.39)	$(3.66)	(32)%

Lease Operating Expenses. Our predecessor experienced volatility in its LOE as a result of fluctuations in service provider costs and seasonality in workover expense. In 2015, LOE decreased 9%, or $0.8 million when compared to 2014, primarily due to lower workover expenses of $1.5 million offset by higher water disposal fees for new wells primarily offset by lower service costs associated with industry-wide service cost decreases. On a Boe basis, lease operating expense decreased from $5.76 to $3.51 due primarily to certain items, such as direct labor and materials and supplies, generally remaining relatively fixed across higher production volumes, and lower workover costs in 2015 compared to 2014.

Gathering System Operating Expenses. Gathering system operating expense was $0.9 million in the year ended December 31, 2015. The gathering system commenced operations in October 2015, prior to which there were no gathering system operating expenses. In 2015, gathering system operating expenses included $0.7 million of non-recurring expenses related to the termination of an entire plant and the associated mobilization and demobilization expenses, which was mobilized but ended up being unnecessary.

Production and Ad Valorem Taxes. Production and ad valorem taxes increased 3%, primarily due to increased oil and natural gas production. Production and ad valorem taxes as a percentage of our predecessor’s revenue were 7.5% for 2015 compared to 6.2% for 2014. On a Boe basis, production and ad valorem taxes decreased from $1.58 in 2014 to $1.09 in 2015 due primarily to severance tax exemptions on new high-cost horizontal wells.

Cost of Oil Sales. Cost of oil sales in 2014 was $0.7 million and there were no cost of oil sales in 2015. When oil inventory is acquired in an acquisition, the oil in tanks is recorded at the price paid, which is the market price. As the oil in tanks is sold, it is replaced by oil produced by us, which is recorded at the lower of cost or market. The accounting adjustment to reduce oil to the lower of cost or market in 2014 was $0.7 million. No accounting adjustment was needed in 2015.

Depreciation, Depletion and Amortization. In 2015, DD&A expense increased 67%, or $10.2 million, when compared to 2014, primarily due to increased production. Increased production volumes caused DD&A expense to increase by $7.6 million and an increased DD&A rate between periods as a result of capital expenditures associated with our predecessor’s drilling program and land costs transferred to our predecessor’s depletion pools, outpacing reserve adds, caused DD&A expense to increase by $2.6 million

Impairment of Proved Oil and Gas Properties. Impairment expense decreased 62%, or $15.4 million in 2015 compared to 2014. The impairments were on certain oil and natural gas Southeast Texas and North Louisiana properties. The estimated future cash flows expected from these properties were compared to their carrying values and determined to be unrecoverable, primarily due to a significant decrease in commodity prices.

General and Administrative Expenses. G&A expenses increased 81%, or $4.7 million, in 2015 compared to 2014. The increase was primarily due to the reduction in G&A reimbursements of $8.7 million in the current period due to the termination in February 2015 of the Management Services Agreement under which our predecessor was reimbursed for certain G&A expenses. Please see “Certain Relationships and Related Party Transactions—Related Party Transactions prior to the Corporate Reorganization.” This increase was partially offset by lower wages and salaries and corporate expenses in the 2015.

Exploration Expense. Exploration expense increased to $14.9 million in 2015 as compared to $1.6 million in 2014, primarily due to $8.4 million of costs associated with the drilling a dry well, $3.3 million of seismic surveying costs and $1.6 million of state lease delay rentals.

Other Income and Expenses. The following table summarizes our predecessor’s other income and expenses for the years indicated:

	Predecessor
	Year Ended December 31,		$ Change	% Change
	2015	2014
Other income (expense) (in thousands):
Interest expense	$(2,576)	$(2,680)	$104	4%
Other (expense) income	(45)	213	(258)	(121)%
Gain on derivative instruments	9,510	6,514	2,996	46%

Total other income	$6,889	$4,047	$2,842	70%

Income tax benefit	$17	$158	$(141)	(89)%

Interest Expense. Interest expense decreased 4%, or $0.1 million, compared to the prior year period primarily due to a higher interest rate paid on average debt outstanding, as well as to increased borrowings. The higher interest rate was the result of paying a higher spread due to utilizing a greater percentage of our predecessor’s available borrowing base during the three months ended March 31, 2016.

Other (Expense) Income. In 2014, our predecessor recognized other income of $0.2 million compared to other expense of $0.05 million in 2015, or a decrease in income of $0.3 million. The decrease in income is due primarily to the reduction in interest income of $0.3 million in 2015 compared to 2014.

Gain on Derivative Instruments. In 2015, our predecessor recognized a $9.5 million derivative gain of which $11.1 million was realized offset with an unrealized loss of $1.6 million. In 2014, our predecessor recognized a $6.5 million derivative gain, of which $2.7 million was a realized loss and $9.2 million was an unrealized gain. Net gains on derivatives are a function of fluctuations in the underlying commodity prices and the monthly settlement of the instruments.

Income Tax Benefit. For 2015 and 2014, our predecessor recognized net tax benefits of $0.02 million and $0.2 million, respectively, associated with Texas franchise tax and federal income taxes associated with our predecessor’s 100% owned single member management company, which has elected to be treated as a corporation for U.S. federal income tax purposes.

Capital Resources and Liquidity

Our development and acquisition activities require us to make significant operating and capital expenditures. WildHorse’s and Esquisto’s primary use of capital has been the acquisition and development of oil, natural gas and NGL properties and facilities, and the development of a gathering and salt water disposal system. Historically, WildHorse’s and Esquisto’s primary sources of liquidity were capital contributions from their Existing Owners, borrowings under their respective revolving credit facilities and cash generated by their operations. Following this offering, our Existing Owners will have no obligation to make capital contributions to us.

As we pursue reserve and production growth, we plan to monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements.

Our future success in growing proved reserves and production will be highly dependent on the capital resources available to us. Our 2016 capital budget is $126.3 million, substantially all of which we intend to allocate to our current areas of operation. This represents a 70% decrease over the $424.6 million in 2015 combined capital expenditures, which includes capital expenditures related to acquisitions. As of June 30, 2016, we had incurred $57.9 million of our 2016 capital expenditure budget. We intend to allocate approximately $99 million of our 2016 capital budget to the drilling of 20 gross (17.3 net) wells and the completion of 21 gross (18.6 net) wells, approximately $1.0 million to midstream, and approximately $26.0 million to leasehold acquisitions, which includes approximately $18.3 million for lease extensions and renewals. See “Business—Reserve Data—Undeveloped Acreage Expiration.” As of June 30, 2016, 10 gross (8.3 net) of such wells had been completed and four gross (4.0 net) of such wells have been spud.

After giving effect to this offering, we expect to fund our 2016 capital expenditures with cash generated by operations, cash on hand, borrowings under our new revolving credit facility and a portion of the proceeds from this offering. Specifically, on a pro forma basis as of June 30, 2016, we would have had approximately $        million of cash on hand and availability under our new revolving credit facility of $        million. Similarly, following the completion of this offering, we estimate that we will have cash on hand of $        million and availability under our new revolving credit facility of approximately $        million. Our cash flow from operations has historically contributed less than external financing to funding our capital requirements, specifically with respect to our capital expenditure budget. We believe that the lag time between initial investment and cash flow from such investment is typical of the oil and natural gas industry. Our 2016 capital budget may be further adjusted as business conditions warrant. The amount, timing and allocation of capital expenditures is largely discretionary and within our control. Recently, commodity prices declined significantly and have remained depressed thus far in 2016. If oil or natural gas prices remain depressed or decline to levels below our acceptable levels, or costs increase to levels above our acceptable levels, we could choose to defer a significant portion of our budgeted capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe will have the highest expected rates of return and potential to generate near-term cash flow. We routinely monitor and adjust our capital expenditures in response to changes in commodity prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, the availability of rigs, success or lack of success in drilling activities, contractual obligations, internally generated cash flow and other factors both within and outside our control. Any reduction in our capital expenditure budget could have the effect of delaying or limiting our development program, which would negatively impact our ability to grow production and could materially and adversely affect our future business, financial condition, results of operations or liquidity.

After giving effect to this offering, we believe that operating cash flows and available capacity under our $             million new revolving credit facility will be sufficient to fully fund our remaining 2016 capital expenditure budget of $71.2 million, our 2017 capital expenditure budget of $             million and our cash requirements, including normal cash operating needs, debt service obligations and commitments and contingencies through December 31, 2017. However, to the extent that we consider market conditions favorable, we may access the capital markets to raise capital from time to time to fund acquisitions, pay down our new revolving credit facility and for general working capital purposes.

We plan to continue our practice of entering into hedging arrangements to reduce the impact of commodity price volatility on our cash flow from operations. Under this strategy, we expect to maintain an active hedging program that seeks to reduce our exposure to commodity prices and protect our cash flow.

Predecessor Cash Flows

The following table summarizes our predecessor’s cash flows for the periods indicated.

	Predecessor
	Year Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
	(In thousands)
Net cash provided by (used in) operating activities	$25,660	$25,374	$3,102	$(10,124)
Net cash used in investing activities	$128,968	$147,321	$(71,057)	$(14,953)
Net cash provided by financing activities	$114,589	$131,984	$74,407	$8,216

Cash Flow Provided by Operating Activities

Net cash provided by operating activities was $25.4 million for the year ended December 31, 2015, compared to $25.7 million of net cash provided by operating activities for the year ended December 31, 2014. The change in operating cash flow was primarily the result of the significant decrease in commodity prices and higher G&A expense, largely offset by higher realized hedging gains, higher production and changes in working capital.

Net cash used by operating activities was $10.1 million for the six months ended June 30, 2016, compared to $3.1 million of net cash provided by operating activities for the six months ended June 30, 2015. The change in operating cash flow was primarily the result of changes in working capital.

Cash Flow Used In Investing Activities

During the years ended December 31, 2015 and 2014, cash flows used in investing activities were $147.3 million and $129.0 million, respectively. The increase for 2015 compared to the prior year is primarily due to greater drilling activity and costs associated with building our gathering system.

During the six months ended June 30, 2016 and 2015, cash flows used in investing activities were $15.0 million and $71.1 million, respectively. The decrease is primarily related to a decrease in drilling activity due to lower gas prices.

Cash Flow Provided By Financing Activities

Net cash provided by financing activities of $132.0 million during the year ended December 31, 2015 was primarily attributable to capital contributions from Existing Owners, and borrowings from WildHorse’s revolving credit facility. Net cash provided by financing activities of $114.6 million during the year ended December 31, 2014 was the result of capital contributions from Existing Owners, and borrowings from WildHorse’s revolving credit facility.

Net cash provided by financing activities of $8.2 million during the six months ended June 30, 2016 was primarily attributable to capital contributions from Existing Owners. Net cash provided by financing activities of $74.4 million during the six months ended June 30, 2015 was primarily the result of capital contributions from Existing Owners borrowings from the WildHorse revolving credit facility.

Debt Agreements

New Revolving Credit Facility. In connection with the closing of this offering, we will enter into a new revolving credit facility with a syndicate of lenders with a maximum credit amount of $        and a sublimit for letters of credit of the lesser of $        or the borrowing base. The amount available to be borrowed under our new revolving credit facility will be subject to a borrowing base that will be redetermined semiannually and will depend on the volumes of our proved oil and natural gas reserves and estimated cash flows from these reserves and commodity derivative positions. Our borrowing base will initially be approximately $        million. In addition, the borrowing base will be reduced by     % of the principal amount of any senior notes we issue in the future in excess of an aggregate of $        million.

We expect that our new revolving credit facility will be secured by liens on substantially all of our properties and guarantees from our subsidiaries other than any subsidiary that it has designated as an unrestricted subsidiary. We also expect that our new revolving credit facility will contain certain restrictive covenants and will require us to maintain certain financial ratios.

WildHorse Revolving Credit Facility. On August 8, 2013, WildHorse entered into a revolving credit agreement (as amended on September 27, 2013, the “WildHorse revolving credit facility”) with BMO Harris Bank, N.A., as the administrative agent, Bank of America, N.A. and Wells Fargo Bank, National Association, as co-syndication agents, Comerica Bank and U.S. Bank National Association, as co-documentation agents, and certain other lenders party thereto, which provides for a revolving credit with commitments of $500.0 million (subject to the borrowing base), consisting of borrowings and letters of credit. As of June 30, 2016, the borrowing base under the WildHorse revolving credit facility was $120 million. As of June 30, 2016, we had $113.0 million outstanding under the WildHorse revolving credit facility and $0.6 million of letters of credit outstanding, and we were able under certain circumstances to incur approximately $7.0 million of additional indebtedness under the WildHorse revolving credit facility. The WildHorse revolving credit facility matures on August 8, 2018.

In connection with the completion of this offering, we will repay and terminate the WildHorse revolving credit facility using a portion of the net proceeds of this offering.

Esquisto Revolving Credit Facility. In July 2015, in conjunction with the Comstock Acquisition, Esquisto entered into a new revolving credit facility (the “Esquisto revolving credit facility”) with a syndicate of financial institutions, led by Wells Fargo Bank, National Association The initial loan commitment is $250.0 million and it expires in July, 2020. As of December 31, 2015, the borrowing base under the Esquisto revolving credit facility was $60.0 million, Esquisto had $50.0 million in outstanding borrowings and Esquisto was in compliance with all of its debt covenants.

In June 2014, Esquisto entered into a revolving credit facility (the “Esquisto BOK revolving credit facility”) with a syndicate of financial institutions, led by Bank of Oklahoma, N.A. (“BOK”). The initial loan commitment was $50.0 million and as amended was set to expire on March 31, 2016. As of December 31, 2015, the borrowing base under the Esquisto BOK revolving credit facility was $50.0 million, Esquisto had $40.0 million in outstanding borrowings and Esquisto was in compliance with all of its debt covenants. As of June 30, 2016, Esquisto was in compliance with its debt covenants under the Esquisto revolving credit facility.

Esquisto Second Lien. In December 2014, Esquisto entered into a second lien with BOK (the “Esquisto second lien”) for $20 million that was increased to $30.0 million in May 2015, which was the balance due as of December 31, 2015. The Esquisto second lien was set to mature on June 30, 2016.

In connection with the Esquisto Merger in January 2016, the Esquisto BOK revolving credit facility and the Esquisto second lien were retired and terminated and the Esquisto revolving credit facility was increased to a borrowing base of $135.0 million, $70.0 million of which was drawn at consummation to pay off the Esquisto BOK revolving credit facility and the Esquisto second lien, bringing the outstanding balance to $120.0 million. As of June 30, 2016, the balance on the Esquisto revolving credit facility was $113.0 million.

In connection with the completion of this offering, we will repay and terminate the Esquisto revolving credit facility using a portion of the proceeds of this offering.

Esquisto Notes Payable to Members. Esquisto owed $8.6 million as of June 30, 2016 to members of Esquisto for general and administrative expenses incurred on behalf of Esquisto (the “Esquisto notes payable to members”). The Esquisto notes payable to members are payable to members by December 31, 2022. They will accrue interest at the Applicable Federal Rate (as established by the Internal Revenue Service) beginning in 2017 if not paid in full and be subordinate to all other bank debt. For further description of the Esquisto notes payable to members, see “Certain Relationships and Related Party Transactions.”

In connection with the completion of this offering, we will repay and terminate the Esquisto notes payable to members using a portion of the proceeds of this offering.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2015 for WildHorse, for Esquisto and on a combined basis is provided in the following table. The table does not reflect this offering or the use of proceeds therefrom.

	Payments Due During
	2016	2017	2018	2019	2020	Thereafter	Total
	(In thousands)
Contractual Obligations
WildHorse
Revolving credit facility(1)	$—	$—	$118,000	$—	$—	$—	$118,000
Drilling services(2)	10,760	—	—	—	—	—	10,760
Office lease	1,211	1,235	1,258	1,282	1,305	548	6,839
Gas transportation service agreement(3)	4,392	4,380	4,380	768	—	—	13,920
Compressor and equipment(4)	85	—	—	—	—	—	85

WildHorse Total	$16,448	$5,615	$123,638	$2,050	$1,305	$548	$149,604

Esquisto
Revolving credit facilities(1)(5)	$40,000	$—	$—	$—	$50,000	$—	$90,000
Second lien(5)	30,000	—	—	—	—	—	30,000
Drilling commitments	1,127	—	—	—	—	—	1,127
Notes payable to Members(6)	—	—	—	—	—	6,438	6,438

Esquisto Total	$71,127	$—	$—	$—	$50,000	$6,438	$127,565

Combined
Long-term debt(1)	$70,000	$—	$118,000	$—	$50,000	$6,438	$244,438
New revolving credit facility(7)	—	—	—	—	—	—	—
Drilling services(2)	10,760	—	—	—	—	—	10,760
Office lease	1,211	1,235	1,258	1,282	1,305	548	6,839
Gas transportation service agreement(3)	4,392	4,380	4,380	768	—	—	13,920
Compressor and equipment(4)	85	—	—	—	—	—	85
Drilling commitments	1,127	—	—	—	—	—	1,127

Combined Total	$87,575	$5,615	$123,638	$2,050	$51,305	$6,986	$277,169

(1)	As of June 30, 2016, we had $113.0 million outstanding under the WildHorse revolving credit facility and $0.6 million of letters of credit outstanding, and it was able under certain circumstances to incur approximately $7.0 million of additional indebtedness under its revolving credit facility. As of June 30, 2016, Esquisto had $113.0 million outstanding under its revolving credit facility and no letters of credit outstanding, and it was able to incur approximately $18.0 million of additional indebtedness under its revolving credit facility. We intend to use a portion of the net proceeds from this offering to fully repay borrowings under and retire each of the WildHorse revolving credit facility and the Esquisto revolving credit facility. Please see “Use of Proceeds.”
(2)	We terminated our rig contract in March 2016. A rig termination fee of $6.5 million was accrued as of March 31, 2016. This termination fee is being paid monthly through the end of the original lease term, December 2016.
(3)	We were assigned a firm gas transportation service agreement with Regency Intrastate Gas LLC as a result of our property acquisition on August 8, 2013. Under the terms of the agreement, we are obligated to pay total daily transportation fees not to exceed $0.30 per MMBtu per day for quantities of 40,000 MMBtu per day until March 5, 2019.
(4)	The compressor and equipment rental agreements expire at various times with the latest expiring in June 2016. Most of these agreements contain 30-day termination clauses. Total compressor and equipment rental expense incurred in 2015, 2014 and 2013 was $1.0 million, $0.7 million and $0.1 million, respectively.
(5)

The Esquisto BOK revolving credit facility and the Esquisto second lien were retired and terminated in January 2016 with borrowings from the newly increased Esquisto revolving credit facility, moving these obligations totaling $70 million from 2016 to 2020. We intend to use a portion of the net proceeds from this offering to fully repay and retire the Esquisto revolving credit facility. Please see “Use of Proceeds.”
(6)	We intend to use a portion of the net proceeds from this offering to fully repay and retire the Esquisto notes payable to members. Please see “Use of Proceeds.”
(7)	This table does not include future commitment fees, amortization of deferred financing costs, interest expense or other fees on our new revolving credit facility because obligations thereunder are floating rate instruments and we cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil, natural gas and NGL prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that we receive for our oil, natural gas and NGLs production. Pricing for oil, natural gas and NGLs has been volatile and unpredictable for several years, and we expect this volatility to continue in the future.

During the period from January 1, 2014 through June 30, 2016, the WTI spot price for oil has declined from a high of $107.95 per Bbl on June 20, 2014 to $26.19 per Bbl on February 11, 2016, and the Henry Hub spot price for natural gas has declined from a high of $8.15 per MMBtu on February 10, 2014 to a low of $1.49 per MMBtu on March 4, 2016. The prices we receive for our oil, natural gas and NGLs production depend on numerous factors beyond our control, some of which are discussed in “Risk Factors—Risks Related to Our Business—Oil, natural gas and NGL prices are volatile. A sustained decline in oil, natural gas and NGL prices could adversely affect our business, financial condition and results of operations and our ability to meet our capital expenditure obligations and financial commitments.”

A $1.00 per barrel change in our realized oil price would have resulted in a $1.3 million change in oil revenues for 2015. A $0.15 per Mcf change in our realized natural gas price would have resulted in a $2.3 million change in our natural gas revenues for 2015. A $1.00 per barrel change in NGL prices would have changed NGL revenue by $0.5 million for 2015. Oil sales contributed 60% of our total revenues for 2015. Natural gas sales contributed 34% and NGL sales contributed 5% of our total revenues for 2015. Our oil, natural gas and NGL revenues do not include the effects of derivatives.

Due to this volatility, we have historically used, and we expect to continue to use, commodity derivative instruments, such as collars, puts and swaps, to hedge price risk associated with a portion of our anticipated production. Our hedging instruments allow us to reduce, but not eliminate, the potential effects of the variability in cash flow from operations due to fluctuations in oil and natural gas prices and provide increased certainty of cash flows for our drilling program and debt service requirements. These instruments provide only partial price protection against declines in oil and natural gas prices and may partially limit our potential gains from future increases in prices.

Pro Forma Commodity Derivative Activities

Our hedging activities are intended to support oil, natural gas and NGLs prices at targeted levels and to manage our exposure to oil, natural gas and NGL price fluctuations. Under swap contracts, the counterparty is required to make a payment to us for the difference between the swap price specified in the contract and the settlement price, which is based on market prices on the settlement date, if the settlement price is below the swap price. We are required to make a payment to the counterparty for the difference between the swap price and the settlement price if the swap price is below the settlement price. Under a collar, we will pay the counterparty if the settlement price is above the ceiling price and the counterparty will pay us if the settlement price is below the floor price.

By using derivative instruments to hedge exposures to changes in commodity prices, we expose ourselves to the credit risk of our counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of a contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe us, which creates credit risk. To minimize the credit risk in derivative instruments, it is our policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. The creditworthiness of our counterparties is subject to periodic review. We have derivative instruments in place with seven different counterparties. As of December 31, 2015 and June 30, 2016, no one counterparty accounted for more than 35% of the net fair market value of our derivative assets. We believe our counterparties currently are acceptable credit risks. We are not required to provide credit support or collateral to our counterparties under current contracts, nor are they required to provide credit support or collateral to us. As of June 30, 2016 and December 31, 2015 and 2014, we did not have any past due receivables from counterparties.

The following tables provide a summary of the financial derivative contracts that our predecessor and Esquisto had in place as of September 1, 2016:

Commodity / Term	Contract Type	Average Monthly Volume (MMBtu)	Weighted Average Price per Unit
Natural Gas:
September 2016	Swaps	760,000	$2.824
October 2016—December 2016	Swaps	790,000	$2.850
January 2017—December 2017	Swaps	350,000	$2.877
January 2018—December 2018	Swaps	170,000	$2.945
July 2016—September 2016	Collars	395,714	$2.573 – 2.834
October 2016—December 2016	Collars	515,714	$2.591 – 2.889
January 2017—December 2017	Collars	460,000	$3.000 – 3.362

Commodity / Term	Contract Type	Average Monthly Volume (Bbls)	Weighted Average Price per Unit
Crude Oil:
September 2016	Swaps	70,000	$46.110
October 2016—December 2016	Swaps	75,133	$53.559
January 2017—December 2017	Swaps	50,833	$47.852
January 2018—December 2018	Swaps	37,000	$49.965
January 2019—December 2019	Swap	5,000	$55.050
August 2016—June 2018	Collar	5,042	$50.00 – 62.10

Counterparty and Customer Credit Risk

Our derivative contracts expose us to credit risk in the event of nonperformance by counterparties. While we do not require counterparties to our derivative contracts to post collateral, we do evaluate the credit standing of such counterparties as we deem appropriate. The counterparties to our derivative contracts currently in place have investment grade ratings.

Our principal exposures to credit risk are through receivables resulting from joint interest receivables and receivables from the sale of our oil and natural gas production due to the concentration of our oil and natural gas receivables with several significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit quality of our customers is high.

Joint operations receivables arise from billings to entities that own partial interests in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we intend to drill. We have little ability to control whether these entities will participate in our wells.

Interest Rate Risk

At June 30, 2016, we had $234.6 million of debt outstanding, including $226.0 million of revolving credit facility debt, with an assumed weighted average interest rate of 2.84%. Interest is calculated under the terms of the WildHorse revolving credit facility is based on choosing from two interest rates: (i) the Eurodollar rate, which is based on London Interbank Offered Rate (“LIBOR”), plus an additional margin, based on the percentage of the borrowing base being utilized, ranging from 1.50% to 2.50%; and (ii) the Alternate Base Rate, which is based on the highest of (a) the U.S. Prime rate, (b) the Federal Funds Effective Rate in effect plus  1/2 of 1% and (c) Adjusted LIBOR plus 1%, plus an additional margin, based on the percentage of the borrowing base being utilized, ranging from 0.50% to 1.50%. From the inception of the credit agreement, predominately all our debt outstanding has been in the form of Eurodollar borrowings based on the Eurodollar rate. Interest is calculated under the terms of the Esquisto revolving credit facility, at the option of Esquisto, based on: (a) a rate per annum equal to the higher of the prime rate announced from time to time by Wells Fargo Bank, N.A. or the weighted average of the rates on overnight federal funds transactions with members of the federal reserve system during the last preceding business day plus 0.50% plus a defined alternate base rate spread margin or (b) a base Eurodollar rate, substantially equal to LIBOR, plus a margin.

Assuming no change in the amount outstanding, the pro forma impact on interest expense of a 1% increase or decrease in the assumed weighted average interest rate would be approximately $2.3 million per year. We do not currently have any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness but may enter into such derivative arrangements in the future. To the extent we enter into any such interest rate derivative arrangement, we would subject to risk for financial loss. For more information, please see “Risk Factors—Risks Related to Our Business—Our derivative activities could result in financial losses or could reduce our earnings.”

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon WildHorse’s consolidated and combined financial statements, which have been prepared in accordance with GAAP. The preparation of WildHorse’s financial statements requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

A complete list of WildHorse’s significant accounting policies are described in Note 2—Summary of Significant Accounting Policies in WildHorse’s audited financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Use of Estimates in the Preparation of Financial Statements

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate the estimates and assumptions on a regular basis; however, actual results may differ from these estimates and assumptions used in the preparation of the financial statements. Significant estimates with regard to these financial statements include (1) the estimate of proved oil, gas and NGL reserves and related present value estimates of future net cash flows therefrom; (2) depreciation, depletion and amortization expense; (3) valuation of accounts receivable; (4) accrued capital expenditures and liabilities; (5) asset retirement obligations; (6) environmental remediation costs; (7) valuation of derivative instruments and (8) impairment expense. Although management believes these estimates are reasonable, changes in facts and circumstances or discovery of new information may result in revised estimates, and such revisions could be material.

Successful Efforts Method of Accounting for Oil and Natural Gas Activities

Our oil and natural gas producing activities are accounted for using the successful efforts method of accounting. Under the successful efforts method, we capitalize lease acquisition costs, all development costs and successful exploration costs.

Proved Oil and Natural Gas Properties. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil, natural gas and NGLs are capitalized. All costs incurred to drill and equip successful exploratory wells, development wells, development-type stratigraphic test wells and service wells, including unsuccessful development wells, are capitalized.

Unproved Properties. Acquisition costs associated with the acquisition of non-producing leaseholds are recorded as unproved leasehold costs and capitalized as incurred. These consist of costs incurred in obtaining a mineral interest or right in a property, such as a lease in addition to options to lease, broker fees, recording fees and other similar costs related to acquiring properties. Leasehold costs are classified as unproved until proved reserves are discovered, at which time related costs are transferred to proved oil and natural gas properties.

Exploration Costs. Exploration costs, other than exploration drilling costs, are charged to expense as incurred. These costs include seismic surveying expenditures, other geological and geophysical costs, and lease rentals. The costs of drilling exploratory wells and exploratory-type stratigraphic wells are initially capitalized pending determination of whether the well has discovered proved commercial reserves. If the exploratory well is determined to be unsuccessful, the cost of the well is transferred to expense.

Impairment of Oil and Natural Gas Properties

Our proved oil and natural gas properties are recorded at cost. We evaluate our properties for impairment when events or changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred. We estimate the expected future cash flows of our oil and natural gas properties and compare these undiscounted cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will write down the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future operating and capital expenditures, and discount rates.

If the carrying value of the oil and natural gas properties exceeds the undiscounted cash flows, we write down the carrying amount of such properties to fair value by discounting the net cash flows associated with proved developed producing reserve volumes by 10%, by discounting the cash flows associated with proved developed non-producing reserve volumes by 15% and by discounting the cash flows associated with proved undeveloped reserve volumes by 20%. We believe this is consistent with a rate a market participant would consider in evaluating the fair value of onshore domestic proved oil and natural gas reserves.

Our impairment analysis requires us to apply judgment in identifying impairment indicators and estimating future cash flows of our oil and natural gas properties. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to an impairment charge.

Key assumptions used to determine the undiscounted future cash flows include estimates of future production, new wells on production, differentials, net estimated operating costs, anticipated capital expenditures, and future commodity prices. Operating costs assumptions are based on the previous 12 months of historical costs and are not escalated thereafter. Future commodity pricing for oil and NGLs is based on publicly available annual WTI strip prices for each of the first five years after year-end and were not escalated thereafter. The average price of oil decreased 32% from an average price of $62.16/Bbl at December 31, 2014 to an average price of $42.55/Bbl at December 31, 2015. Future commodity pricing for natural gas is based on publicly available annual Henry Hub strip prices for each of the first five years after year-end and are not escalated thereafter. The average price of gas decreased 26% from an average price of $3.51/MMBtu at December 31, 2014 to an average price of $2.61/MMBtu at December 31, 2015. Price assumptions were adjusted for location and quality differentials for each property.

Lower net undiscounted cash flows can result in the carrying amount of the oil and natural gas properties exceeding the net undiscounted cash flows, which results in an impairment expense. Changes in forward commodity prices and differentials, changes in capital and operating expenses, and changes in production amongst other items can result in lower net undiscounted cash flows. Forward commodity prices can change quickly and unexpectedly as, for example, a result of global supply fluctuations or warmer than anticipated weather, which can negatively impact forward commodity prices, which could significantly lower undiscounted net cash flows.

Similarly, differentials can change quickly and unexpectedly as a result of low demand for our commodities at one of our delivery points. If our differentials were to weaken against WTI and/or Henry Hub strip prices, we would receive a reduced price for our oil, natural gas and NGLs, which would also lower our net undiscounted cash flows. Future capital and lease operating costs are uncertain and can change quickly based on regional oil and natural gas drilling activity, steel and other raw material prices, transportation costs and regulatory requirements, amongst other factors. Increased capital and lease operating costs would result in lower net undiscounted cash flows. Production estimates are determined based on field activities and future drilling plans. Drilling and field activities require significant judgments in the evaluation of all available geological, geophysical, engineering and economic data. As such, actual results may materially differ from predicted results, which could lower production and net undiscounted cash flows.

As a result of lower commodity prices and their impact on our estimated future cash flows, we have continued to review our proved oil and natural gas properties for impairment. At June 30, 2016, December 31, 2015 and December 31, 2014, our expected undiscounted future cash flows exceeded the carrying value of our proved oil and natural gas properties by $180.3 million, $140.5 million and $373.2 million, respectively, or 63%, 47% or 163%, respectively.

We evaluated and concluded that we have more than adequate capital available to us to develop all our proved undeveloped reserves. We also concluded that price was the most sensitive component of our impairment assumptions. We prepared a sensitivity analysis of our reserve volumes to determine if our proved undeveloped reserves would become uneconomic at lower prices by reducing June 30, 2016 and December 31, 2015 strip pricing for oil, natural gas and NGLs by 10%. The resulting downward revision would have been 6% and 3% of proved undeveloped reserves as of June 30, 2016 and December 31, 2015, respectively. Similarly, we prepared a sensitivity analysis to determine if we would have an additional impairment expense by reducing June 30, 2016 and December 31, 2015 strip pricing for oil, natural gas and NGLs prices by 10%. No impairment expense would have resulted for the 10% reduction in June 30, 2016 strip pricing. The increase in impairment expense as a result of the 10% reduction to December 31, 2015 strip pricing would have been $0.8 million. As a result of our sensitivity analyses and other work performed, as of such dates, we concluded that there was not a significant amount of reserve exposure.

The sensitivity analyses were as of June 30, 2016 and December 31, 2015 and, accordingly, do not consider the results of drilling and completion activity, production, changes in oil, natural gas and NGL prices, and changes in development and operating costs occurring subsequent to such dates.

As part of our year-end reserves estimation process, we expect changes in the key assumptions used, which could be significant, including updates to future production estimates to align with our anticipated five-year drilling plan and changes in our differentials, capital costs and operating expense assumptions.

Unproved property costs consist of costs to acquire undeveloped leases. We evaluate unproved properties for impairment based on remaining lease term, nearby drilling results, reservoir performance, seismic interpretation or future plans to develop acreage.

Oil and Natural Gas Reserve Quantities

The estimates of proved natural gas, crude oil and NGL reserves utilized in the preparation of the consolidated financial statements are estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions using a 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements.

Our estimates of proved reserves are based on the quantities of oil, natural gas and NGLs, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Reserves and economic evaluation of all of our properties are prepared on a well-by-well basis. The accuracy of reserve estimates is a function of the:

•	quality and quantity of available data;

•	interpretation of that data;

•	accuracy of various mandated economic assumptions; and

•	judgment of the independent reserve engineer.

One of the most significant estimates we make is the estimate of oil, natural gas and NGL reserves. Oil, natural gas and NGL reserve estimates require significant judgments in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given field may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, production history, projected future production, economic assumptions relating to commodity prices, operating expenses, severance and other taxes, capital expenditures and remediation costs and these estimates are inherently uncertain. If estimates of proved reserves decline, our DD&A rate will increase, resulting in a decrease in net income. A decline in estimates of proved reserves could also cause us to perform an impairment analysis to determine if the carrying amount of oil and natural gas properties exceeds fair value and could result in an impairment charge, which would reduce earnings. We cannot predict what reserve revisions may be required in future periods.

Proved reserves are, with respect to WildHorse, prepared by WildHorse and audited by Cawley, its independent reserve engineer, and, with respect to Esquisto, prepared by Cawley, its independent reserve engineer.

The following table presents information about proved reserve changes from period to period due to items we do not control, such as price, and from changes due to production history and well performance. These changes do not require a capital expenditure on our part, but may have resulted from capital expenditures we incurred to develop other estimated proved reserves.

	Year Ended December 31,
	2015	2014
	MBoe Change	MBoe Change
Revisions resulting from price changes	(3,410)	517
Revisions resulting from production and performance	(4,040)	4,419

	(7,450)	4,936

Depreciation, Depletion, Amortization and Accretion

Our DD&A rate is dependent upon our estimates of total proved and proved developed reserves, which incorporate various assumptions and future projections. If our estimates of total proved or proved developed reserves decline, the rate at which we record DD&A expense increases, which in turn reduces our net income. Such a decline in reserves may result from lower commodity prices or other changes to reserve estimates, as discussed above, and we are unable to predict changes in reserve quantity estimates as such quantities are dependent on the success of our exploration and development program, as well as future economic conditions.

Derivative Instruments

We utilize commodity derivative instruments, including swaps and collars, to manage the price risk associated with the forecasted sale of our oil and natural gas production. A swap requires us to pay the counterparty if the settlement price exceeds the strike price and the same counterparty is required to pay us if the settlement price is less than the strike price. A collar requires us to pay the counterparty if the settlement price is above the ceiling price and requires the counterparty to pay us if the settlement price is below the floor price. The objective of our use of derivative financial instruments is to achieve more predictable cash flows in an environment of volatile oil, gas and NGL prices and to manage our exposure to commodity price risk. While the use of these derivative instruments limits the downside risk of adverse price movements, such use may also limit our ability to benefit from favorable price movements. We may, from time to time, add incremental derivatives to hedge additional production, restructure existing derivative contracts or enter into new transactions to modify the terms of current contracts in order to realize the current value of the our existing positions. We do not enter into derivative contracts for speculative purposes.

Our derivative instruments are not designated as hedges for accounting purposes. Accordingly, changes in fair value are recognized in our consolidated and combined statements of operations in the period of change. Gains and losses on derivatives and premiums paid for put options are included in cash flows from operating activities.

Our valuation estimate takes into consideration the counterparties’ credit worthiness, our credit worthiness, and the time value of money. The consideration of the factors results in an estimated exit-price for each derivative asset or liability under a market place participant’s view. We believe that this approach provides a reasonable, non-biased, verifiable, and consistent methodology for valuing commodity derivative instruments.

Accounting for Business Combinations

We account for all of our business combinations using the purchase method, which is the only method permitted under FASB ASC Topic 805, Business Combinations, and involves the use of significant judgment. In connection with a business combination, the acquiring company must allocate the cost of the acquisition to assets acquired and liabilities assumed based on fair values as of the acquisition date. Any excess or shortage of amounts assigned to assets and liabilities over or under the purchase price is recorded as a gain on bargain purchase or goodwill. The amount of goodwill or gain on bargain purchase recorded in any particular business combination can vary significantly depending upon the values attributed to assets acquired and liabilities assumed.

In estimating the fair values of assets acquired and liabilities assumed in a business combination, we make various assumptions. The most significant assumptions relate to the estimated fair values assigned to proved and unproved oil and gas properties. If sufficient market data is not available regarding the fair values of proved and unproved properties, we must prepare estimates. To estimate the fair values of these properties, we prepare estimates of oil, natural gas and NGL reserves. We estimate future prices to apply to the estimated reserves quantities acquired and estimate future operating and development costs to arrive at estimates of future net cash flows. For estimated proved reserves, the future net cash flows are discounted using a market-based weighted average cost of capital rate determined appropriate at the time of the acquisition. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors. To compensate for the inherent risk of estimating and valuing unproved reserves, when a discounted cash flow model is used, the discounted future net cash flows of probable and possible reserves are reduced by additional risk factors. In some instances, market comparable information of recent transactions is used to estimate fair value of unproved acreage.

Estimated fair values assigned to assets acquired can have a significant effect on results of operations in the future. A higher fair value assigned to a property results in higher DD&A expense, which results in lower net earnings. Fair values are based on estimates of future commodity prices, reserves quantities, operating expenses and development costs. This increases the likelihood of impairment if future commodity prices or reserves quantities are lower than those originally used to determine fair value, or if future operating expenses or development costs are higher than those originally used to determine fair value. Impairment would have no effect on cash flows but would result in a decrease in net income for the period in which the impairment is recorded.

Asset Retirement Obligations

Our asset retirement obligations (“ARO”) consist of estimated future costs associated with the plugging and abandonment of oil, natural gas and NGL wells, removal of equipment and facilities from leased acreage and land restoration in accordance with applicable local, state and federal laws. The fair value of an ARO liability is required to be recognized in the period in which it is incurred, with the associated asset retirement cost capitalized as part of the carrying cost of the oil and gas asset. The recognition of an ARO requires that management make numerous assumptions regarding such factors as the estimated probabilities, amounts and timing of settlements; the credit-adjusted risk-free discount rate to be used; inflation rates; and future advances in technology. In periods subsequent to the initial measurement of the ARO, we must recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Increases in the ARO liability due to the passage of time impact net income as accretion expense. The related capitalized cost, including revisions thereto, is charged to expense through DD&A over the life of the oil and gas property.

Revenue Recognition

Revenues from the sale of oil, natural gas and NGLs are recognized when the product is delivered at a fixed or determinable price, title has transferred, and collectability is reasonably assured and evidenced by a contract. We recognize revenues from the sale of oil, natural gas and NGLs using the sales method of accounting, whereby revenue is recorded based on the our share of volume sold, regardless of whether we have taken our proportional share of volume produced. These differences result in gas imbalances. We record a liability to the extent there are not sufficient reserves to cover an over delivered gas imbalance. No receivables are recorded for those wells on which the Company has taken less than its proportionate share of production. We receive payment one to three months after delivery. At the end of each month, we estimate the amount of production delivered to purchasers and the price we will receive. Variances between our estimates and the actual amounts received are recorded in the month payment is received. A 10% change in our December 31, 2015 and 2014 revenue accrual would have impacted total operating revenues by approximately $0.6 million and $0.7 million for the years ended December 31, 2015 and 2014, respectively.

Incentive Units

The governing documents of WildHorse provide for the issuance of incentive units. The incentive units are subject to performance conditions that affect their vesting. Compensation cost is recognized only if the performance condition is probable of being satisfied at each reporting date.

WildHorse made no special distributions in 2015 and 2014. Therefore, it recorded no compensation costs associated with its incentive plan in 2015 and 2014.

WildHorse has granted incentive units to certain of its members who were key employees at the time of grant. Holders of incentive units are entitled to distributions ranging from 20% to 40% when declared, but only after cumulative distribution thresholds (payouts) have been achieved. Payouts are generally triggered after the recovery of specified members’ capital contributions plus a rate of return. We do not expect this offering to result in the achievement of these distributions thresholds and, accordingly, we do not expect to incur any compensation expense in connection herewith. In connection with the Corporate Reorganization and this offering, the incentive units will be transferred to WildHorse Investment Holdings in exchange for substantially similar incentive units in WildHorse Investment Holdings, which will be responsible for making all payments, distributions and settlements relating to the exchanged incentive units. While any such payments, distributions and settlements will not involve any cash payments by us, we will recognize non-cash compensation expense within general and administrative expenses, which may be material, in the period in which the applicable performance conditions are probable of being satisfied. We will receive a deemed capital contribution with respect to such compensation expense.

Vesting of incentive units is generally dependent upon an explicit service period, a fundamental change as defined in the respective governing document, and achievement of payout. All incentive units not vested are forfeited if an employee is no longer employed. All incentive units will be forfeited if a holder resigns whether the incentive units are vested or not. If the payouts have not yet occurred, then all incentive units, whether or not vested, will be forfeited automatically (unless extended).

In connection with the Corporate Reorganization and this offering, it is anticipated that WildHorse Holdings and Esquisto Holdings will grant certain officers and employees awards of incentive units in WildHorse Holdings and Esquisto Holdings. The WildHorse Holdings incentive units and Esquisto Holdings incentive units will each vest in three equal annual installments beginning on the first anniversary of the applicable date of grant. The incentive units will be entitled to a portion of future distributions by each of WildHorse Holdings and Esquisto Holdings in excess of the value of our common stock held by each of WildHorse Holdings and Esquisto Holdings based upon the initial public offering price of such common stock in this offering plus a 5% internal rate of return. WildHorse Holdings and Esquisto Holdings will be responsible for making all payments, distributions and settlements to all award recipients relating to the WildHorse Holdings incentive units and Esquisto Holdings incentive units, respectively. While any such payments, distributions and settlements are not expected to involve any cash payment by us, we expect to recognize non-cash compensation expense within general and administrative expenses, which may be material, in the period in which the applicable performance conditions are probable of being satisfied. We will receive a deemed capital contribution with respect to such compensation expense. See “Executive Compensation—Narrative Disclosures—Incentive Units.”

Recently Issued Accounting Pronouncements

Leases. In February 2016, the FASB issued a revision to its lease accounting guidance. The FASB retained a dual model, requiring leases to be classified as either direct financing or operating leases. The classification will be based on criteria that are similar to the current lease accounting treatment. The revised guidance requires lessees to recognize a right-of-use asset and lease liability for all leasing transactions regardless of classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The revised guidance must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the standard and the impact on our financial statements and related footnote disclosures.

Balance Sheet Classification of Deferred Taxes. In November 2015, the FASB issued an accounting standards update that requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendment. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We do not expect the impact of adopting this guidance to be material to our financial statements and related disclosures.

Simplifying the Accounting for Measurement-Period Adjustments. In September 2015, the FASB issued an accounting standards update that eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment. Disclosure of the effect on earnings of any amounts an acquirer would have recorded in previous periods if the accounting had been completed at the acquisition date is required. The disclosure is required for each affected income statement line item, and may be presented separately on the face of the income statement or in the notes to the financial statements. The new guidance should be applied prospectively to adjustments to provisional amounts that occur after the effective date and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for any interim and annual financial statements that have not yet been issued. We do not expect the impact of adopting this guidance to be material to our financial statements and related disclosures.

Presentation of Debt Issuance Cost. In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. The guidance is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. In August 2015, the FASB issued an accounting standards update that incorporates SEC guidance clarifying that the SEC would not object to debt issuance costs related to line-of-credit arrangements being deferred and presented as an asset that is subsequently amortized over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. WildHorse did not elect to incorporate this presentation into its financial statements and footnote disclosures as of December 31, 2015 and 2014, while Esquisto did elect to incorporate this presentation into its financial statements and footnote disclosures as of December 31, 2015 and 2014.

Revenue from Contracts with Customers. In May 2014, the FASB issued a comprehensive new revenue recognition standard for contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The core principle of this standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, the standard provides a five-step analysis of transactions to determine when and how revenue is recognized. In August 2015, the FASB issued an accounting standards update that formally delayed the effective date of its new revenue recognition standard. The new standard is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. This guidance will be applicable to us beginning on January 1, 2018. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements and footnote disclosures, if any.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material impact on our consolidated financial statements and footnote disclosures.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2015 or 2014. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and we tend to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and natural gas prices increase drilling activity in our areas of operations.

Off-Balance Sheet Arrangements

Currently, neither we nor WildHorse nor Esquisto have off-balance sheet arrangements.

BUSINESS

In a number of places in this Business section, certain information regarding our assets and operations is presented for our North Louisiana Acreage and our Eagle Ford Acreage. Currently, WildHorse owns all of our North Louisiana Acreage and Esquisto owns all of our Eagle Ford Acreage.

Overview

We are a growth-oriented, independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL resources. Our assets are characterized by concentrated acreage positions in Southeast Texas and North Louisiana with multiple producing stratigraphic horizons, or stacked pay zones, and attractive single-well rates of return. In Southeast Texas, we operate in Burleson, Lee and Washington Counties where we primarily target the Eagle Ford Shale, which is one of the most active shale trends in North America. In North Louisiana, we operate in and around the highly prolific Terryville Complex, where we primarily target the overpressured Cotton Valley play.

We were formed by our management and technical teams and affiliates of NGP, a family of energy-focused private equity investment funds. Prior to our formation, the founding members of our management and technical teams successfully built and sold multiple NGP-sponsored oil and natural gas assets in and around the location of our acreage. Our Chief Executive Officer, Jay C. Graham, our President, Anthony Bahr, and other members of our management team, have significant experience across our acreage. Messrs. Graham and Bahr co-founded one of the predecessors to, and Mr. Graham served as Chief Executive Officer of, MRD, which pioneered the horizontal redevelopment of the Terryville Complex, participating in the drilling of MRD’s initial 55 horizontal wells. Certain members of our technical team have also been actively involved in drilling in and around our Eagle Ford Acreage since 2008.

Since we commenced operations in 2013, our management and technical teams have successfully executed our development program, growing our acreage position to approximately 205,000 net acres. We have also grown our production from 4.7 MBoe/d for the three months ended June 30, 2014 to approximately 14.6 MBoe/d for the three months ended June 30, 2016, representing a CAGR of approximately 76%.

As of June 30, 2016, we had assembled a total leasehold position of approximately 205,000 net acres across our expanding acreage, including approximately 96,000 net acres in the Eagle Ford and approximately 109,000 net acres in North Louisiana. We have identified a total of approximately 3,651 gross (1,564 net) drilling locations across our acreage, with further upside potential given the multiple stacked pay zones across much of our acreage. Based on a             -rig drilling program, our identified locations represent an inventory of approximately              years.

On our Eagle Ford Acreage, our horizontal drilling locations target the Eagle Ford Shale in Burleson and Lee Counties and the Austin Chalk in Washington County. To date, our drilling program has predominantly targeted our Eagle Ford locations in Burleson County. While not included in our estimate of future horizontal drilling locations, we believe significant additional locations may also exist in the Austin Chalk trend in Burleson County and the Eagle Ford in Washington County. On our North Louisiana Acreage, our horizontal drilling locations target the Upper Red, Lower Red and Upper Deep Pink zones in the RCT and Weyerhaeuser Areas in the overpressured Cotton Valley formation in the Terryville Complex. To date, our drilling program has predominantly targeted our Upper Red locations in the RCT Area. While not included in our estimate of future horizontal drilling locations, we believe additional locations may also exist in additional Cotton Valley intervals across our North Louisiana Acreage.

The following chart provides information regarding our production growth since the second quarter of 2014:

(1)	Includes production attributable to the Comstock Assets acquired in July 2015 for all periods presented.
(2)	Compound annual growth rate, or CAGR, represents a calculation of the average annual compounded growth rate of our average daily production from the second quarter of 2014 to the second quarter of 2016 by comparing our average daily production for the second quarter of 2016 to our average daily production for the second quarter of 2014. The calculation assumes that the growth rate derived from the calculation is even across the periods covered by the calculation and does not take into account any fluctuations in our production for any periods other than the two periods used to calculate the CAGR. Accordingly, the use of CAGR may have limitations, particularly in situations where there are substantial fluctuations in production between the periods used to make the calculation. For a more detailed description of how CAGR is calculated, please see the glossary included in this prospectus as Appendix A.

Our primary objective is to deliver shareholder value through accretive growth in reserves, production and cash flow by developing and expanding our significant portfolio of drilling locations. We believe that our recent well results demonstrate that many of our wells are capable of producing attractive single-well rates of return that are competitive with many of the top performing basins in the United States. We are focused on generating shareholder value by drilling wells with high rates of returns and increasing EURs while driving drilling, completion and operating efficiencies. Our technical expertise has resulted in cost efficiency gains as well as increased hydrocarbon recovery from our wells. For example, in our Eagle Ford Acreage, due to new drilling technologies and improved procedures, on average we were able to drill twice as many wells per rig during the six months ended June 30, 2016 as we were able to drill during 2014. Additionally, due to improvements in well completions in our Eagle Ford Acreage, we have increased EURs by approximately 28% per completed lateral foot from an average of 75 Boe per foot for our wells completed through December 2014 using Generation 1 hydraulic fracturing designs to 96 Boe per foot for our wells completed from December 2015 through June 2016 using Generation 3 hydraulic fracturing designs. Generation 1 is a hybrid gel hydraulic fracturing design that uses approximately 1,500 pounds per foot of sand and 33 Bbls per foot of fluid, with 200 foot stages and five clusters per stage at 80 Bbls per minute. Generation 3 is a slickwater hydraulic fracturing technique that uses approximately 3,700 pounds per foot of sand and 75 Bbls per foot of fluid, with 150 foot stages and seven clusters per stage at 90 Bbls per minute.

In July 2015, we reduced our drilling program in our North Louisiana Acreage to one rig in response to low commodity prices and continued operating a one-rig drilling program through the end of 2015. Similarly, in early October 2015, we reduced our drilling program in our Eagle Ford Acreage to one rig, which we ran until February 2016, at which point we ceased drilling due to the commodity price environment. We are currently running a one-rig program in our Eagle Ford Acreage and we intend to add an additional rig in our North Louisiana Acreage in early 2017. We intend to add two additional rigs during the remainder of 2017 in order to a run a four-rig program by the end of 2017 with two rigs drilling in our Eagle Ford Acreage and two rigs drilling in our North Louisiana Acreage.

The table below provides a summary of our net acreage, average working interest, average net revenue interest and horizontal drilling locations as of June 30, 2016:

	Acreage			Horizontal Drilling Locations(3)(4)
	Net Acreage	Average WI %(1)	Average NRI %(2)	Gross	Net
Eagle Ford
Burleson County	60,265	79%	60%	1,778	682
Lee County	20,946	61%	46%	423	218
Washington County	12,069	76%	57%	36	12
Brazos County	2,326	89%	68%	—	—

Total Eagle Ford	95,607	74%	56%	2,237	912

North Louisiana
RCT	36,358	81%	61%	947	496
Weyerhaeuser(5)	12,848	100%	75%	410	128
Other	60,106	68%	52%	57	28

Total North Louisiana	109,312	75%	57%	1,414	652

Combined	204,919	74%	56%	3,651	1,564

(1)	Represents our weighted average working interest across our acreage position.
(2)	Represents our weighted average net revenue interest across our acreage position.
(3)	Our total identified horizontal drilling locations include 212 and 12 locations associated with proved undeveloped reserves as of June 30, 2016 across our Eagle Ford Acreage and North Louisiana Acreage, respectively. Please see “—Our Properties—Determination of Identified Drilling Locations” for more information regarding the process and criteria through which these drilling locations were identified. The drilling locations on which we actually drill will depend on the availability of capital, regulatory approval, commodity prices, costs, actual drilling results and other factors. Please see “Risk Factors—Risks Related to Our Business—Our identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill such locations.”
(4)	We expect to operate 1,773 gross (1,204 net) of our 3,651 gross (1,564 net) horizontal drilling locations, of which 1,152 gross (774 net) are located on our Eagle Ford Acreage and 621 gross (430 net) are located on our North Louisiana Acreage. We have an approximate 68% average working interest in our operated horizontal drilling locations in both our Eagle Ford and North Louisiana Acreage.
(5)	Consists of acreage we have the right to lease pursuant to an oil and gas lease option agreement with affiliates of Weyerhaeuser Company. See “—Reserve Data—Acreage.”

We have a substantial reserve and production base. The tables below provide a summary of our average net daily production for the six months ended June 30, 2016 and proved, probable and possible reserves as of June 30, 2016:

	Estimated Total Proved Reserves						Average Net Daily Production (MBoe/d)
	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total (MBoe)	% Liquids	% Developed
Eagle Ford	49,003	26,518	7,269	60,692	93%	21%	6.3
North Louisiana	703	274,246	306	46,717	2%	49%	8.4

Total	49,706	300,764	7,575	107,409	53%	33%	14.8

	Estimated Total Probable Reserves
	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total (MBoe)	% Liquids
Eagle Ford	60,675	26,758	7,439	72,574	94%
North Louisiana	612	164,640	—	28,052	2%

Total	61,287	191,398	7,439	100,626	68%

	Estimated Total Possible Reserves
	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total (MBoe)	% Liquids
Eagle Ford	105,989	46,761	12,887	126,669	94%
North Louisiana	3,953	1,063,042	—	181,127	2%

Total	109,942	1,109,803	12,887	307,796	40%

Business Strategies

To achieve our primary objective of delivering shareholder value, we intend to execute the following business strategies:

Grow production, reserves and cash flow through the development of our extensive drilling inventory. We believe our extensive inventory of drilling locations in the Eagle Ford and the overpressured Cotton Valley formation in and around the Terryville Complex, combined with our operating expertise, will enable us to continue to deliver accretive production, reserves and cash flow growth and create shareholder value. We have identified a total of approximately 3,651 gross drilling locations across our acreage, with further upside potential given the multiple stacked pay zones across much of our acreage in addition to potential downspacing. We will continue to closely monitor offset operators as they delineate adjoining acreage and zones, providing us further data to optimize our development plan over time. We believe the location, concentration and scale of our core leasehold positions, coupled with our technical understanding of the reservoirs will allow us to efficiently develop our core areas and to allocate capital to maximize the value of our resource base.

Maximize returns by optimizing drilling and completion techniques and improving operating efficiencies. Our management is intently focused on driving efficiencies in the development of our resource base by maximizing our hydrocarbon recovery per well while minimizing our drilling, completion and operating costs. To achieve these efficiencies, we focus on:

•	minimizing the costs of drilling and completing horizontal wells through our knowledge of the target formations, pad drilling and reduced drilling times;

•

maximizing EURs through advanced drilling, completion and production techniques, such as by optimizing lateral lengths, the number of hydraulic fracturing stages and perforation intervals, water and proppant volumes, fluid chemistry, choke management and the strategic use of artificial lift techniques;

•	maximizing our cash flows by targeting specific areas within our balanced portfolio of oil and natural gas drilling opportunities based on the existing commodity price environment; and

•	minimizing operating costs through our experience in efficient well management.

In our Eagle Ford Acreage, we have reduced our drilling and completion costs per completed lateral foot by approximately 37%, from $1,379 per foot for the three months ended March 31, 2015 to approximately $862 per foot for the three months ended June 30, 2016, in part by drilling our last 15 wells in an average of approximately 11 days. Additionally, as we have transitioned our completion techniques in our Eagle Ford Acreage from Generation 1 to Generation 3 hydraulic fracturing designs, we have increased EURs by approximately 28% per completed lateral foot from an average of 75 Boe per foot for our wells completed through December 2014 using our Generation 1 design to 96 Boe per foot for our wells completed from December 2015 through June 2016 using our Generation 3 design. In our North Louisiana Acreage, we have reduced our drilling and completion costs per completed lateral foot by approximately 40%, from approximately $2,200 per foot for the six months ended June 30, 2015 to approximately $1,567 per foot for the six months ended June 30, 2016. Our drilling and completion cost reductions coupled with our completion design improvements are generating enhanced single-well recoveries and attractive returns in the current commodity environment, and we believe we can further optimize our results through these and other technologies across our acreage position.

Capture additional horizontal development opportunities on current acreage. Our existing asset base provides numerous opportunities for our management team to create shareholder value by increasing our inventory beyond our currently identified drilling locations. Based on results from our horizontal drilling program and those of offset operators, including offset production trends, mud logs, 2-D and 3-D seismic, well data analysis and geologic trend mapping, we believe our acreage has multiple productive zones providing significant upside potential to our current inventory of identified drilling locations. We have excluded from our identified drilling locations potential opportunities associated with downspacing and with additional horizontal drilling locations in (i) the Austin Chalk trend in Burleson County, (ii) the Eagle Ford Shale in Washington County, (iii) the Buda, Woodbine, Georgetown and Pecan Gap zones that are present across much of our Eagle Ford Acreage and (iv) additional Cotton Valley intervals across our North Louisiana Acreage.

Utilize extensive acquisition and technical expertise to grow our core acreage position. We have a demonstrated track record of identifying and cost effectively acquiring attractive resource development opportunities. To date, our management and technical teams have completed numerous acquisitions, and we expect to continue to identify and opportunistically lease or acquire additional acreage and producing assets to add to our multi-year drilling inventory. We have followed a geologically driven strategy to establish large, contiguous leasehold positions in our two basins and strategically expand those positions through bolt-on acquisitions over time. We believe our Eagle Ford and North Louisiana Acreage create a platform upon which we can add value by acquiring additional acreage and incremental drilling locations near our current acreage. In this regard, NGP and its affiliates are not limited in their ability to compete with us for future acquisitions, and we do not expect to enter into any agreements or arrangement to apportion future opportunities between us, on the one hand, and NGP and its affiliates, on the other hand.

Maintain a disciplined, growth-oriented financial strategy. We prudently manage our liquidity and leverage levels by monitoring cash flow, capital spending and debt capacity, which, being a two-basin company, we believe will allow us to strategically deploy capital among projects across our acreage. After giving effect to this offering and the use of the proceeds (including the repayment and termination of the WildHorse revolving credit facility, the Esquisto revolving credit facility and the notes payable by Esquisto to its members), we will have $        million of liquidity, consisting of $        million of cash and cash equivalents on hand and $        million of available borrowing capacity under our new revolving credit facility. We intend to fund our growth primarily with internally generated cash flows while maintaining ample liquidity and access to the capital markets, which we believe will allow us to accelerate our development program and maximize the present value of our resource potential. Consistent with our disciplined approach to financial management, we have an active commodity hedging program that seeks to reduce our exposure to downside commodity price fluctuations, enabling us to protect cash flows and maintain liquidity to fund our capital program and investment opportunities.

Business Strengths

We believe that the following strengths will allow us to successfully execute our business strategies.

Extensive, contiguous acreage position in two of North America’s leading oil and gas plays. We own an extensive and substantially contiguous acreage position targeting two of the premier plays in North America, the Eagle Ford Shale and the overpressured Cotton Valley formation in and around the Terryville Complex. As of June 30, 2016, we had approximately 205,000 net acres and 107 MMBoe of proved reserves (46% oil, 47% natural gas and 7% NGLs), 101 MMBoe of probable reserves (61% oil, 32% natural gas and 7% NGLs) and 308 MMBoe of possible reserves (36% oil, 60% natural gas and 4% NGLs) across our acreage. We believe that our recent well results demonstrate that many of the wells on our high-quality acreage are capable of producing attractive single-well rates of return that are competitive with many of the top performing basins in the United States. Furthermore, the location of our acreage provides us with lower operating costs and better realized pricing than other companies operating in different basins around the country due to our acreage’s proximity to the end markets for oil, natural gas and NGLs.

Multi-year inventory of drilling opportunities across our acreage position. We have identified approximately 3,651 gross (1,564 net) drilling locations across our acreage position, providing us with over          years of drilling inventory based on a         -rig drilling program. On our Eagle Ford Acreage, our horizontal drilling locations target the Eagle Ford Shale in Burleson and Lee Counties and the Austin Chalk in Washington County, and on our North Louisiana Acreage, our horizontal drilling locations target the Upper Red, Lower Red and Upper Deep Pink zones in the RCT and Weyerhaeuser Areas in the overpressured Cotton Valley formation in the Terryville Complex. In addition, we believe our acreage position includes a number of additional areas and zones that are prospective for hydrocarbons. For example, we believe we may identify additional horizontal drilling locations in (i) the Austin Chalk trend in Burleson County, (ii) the Eagle Ford Shale in Washington County, (iii) the Buda, Woodbine, Georgetown and Pecan Gap zones that are present across much of our Eagle Ford Acreage and (iv) additional Cotton Valley intervals across our North Louisiana Acreage. Furthermore, we also believe that we may add horizontal drilling locations across our entire acreage position through downspacing.

Significant operational control over our assets with low-cost operations. As the operator of a majority of our acreage, we have significant operational control over our assets. We seek to allocate capital among projects in a manner that optimizes both costs and returns, which we believe results in a highly efficient drilling program. We believe maintaining operational control will enable us to enhance returns by implementing more efficient and cost-effective operating practices, such as through the selection of economic drilling locations, the opportunistic timing of development and ongoing improvement of drilling, completion and operating techniques. Our contiguous acreage blocks, and our practice and history of exchanging and consolidating acreage with adjacent operators, allow us to increase our working interest in our wells and provide flexibility to adjust our drilling and completion techniques, such as pad drilling and the length of our horizontal laterals, in order to optimize our well results, drilling costs and returns.

Balanced asset portfolio with significant capital allocation optionality. We believe our balanced exposure to both oil and natural gas gives us the ability to adjust our capital plan and drilling program to rebalance our production as market conditions evolve. We have significant exposure to natural gas and NGLs in our North Louisiana Acreage and significant exposure to oil, natural gas and NGLs in our Eagle Ford Acreage. As of June 30, 2016, 53% and 41% of our total proved reserves and production, respectively, were comprised of oil and NGLs and 47% and 59% of our total proved reserves and production, respectively, were comprised of natural gas. As changes in the commodity price environment occur, we intend to adapt and manage our capital spending and production profile to benefit from these trends.

Management and technical teams with substantial technical and operational expertise. Our management and technical teams have significant industry experience and a long history of collaboration in the identification, execution and integration of acquisitions and in cost-efficient management of profitable, large-scale drilling programs. Additionally, we have substantial expertise in advanced drilling and completion technologies and decades of collective experience in operating in the Eagle Ford and North Louisiana. Mr. Graham, our Chief Executive Officer, and Mr. Bahr, our President, co-founded one of the predecessors to, and Mr. Graham served as Chief Executive Officer of, MRD, which pioneered the horizontal redevelopment of the Terryville Complex, participating in the drilling of MRD’s initial 55 horizontal wells. Further, our management team has a proven track record of returning value to shareholders and a significant economic interest in us directly and through its equity interests in each of WildHorse Holdings and Esquisto Holdings, as shown below in “Prospectus Summary—Corporate Reorganization.” We believe our management team is motivated to use its experience in identifying and creating value across our acreage and drilling highly productive wells to deliver attractive returns, maintain safe and reliable operations and create shareholder value.

Geographically advantaged assets with significant midstream infrastructure to service our production. Our acreage position is in close proximity to end markets for oil, natural gas and NGLs, providing us with a regional price advantage. For example, low oil and natural gas basis differentials along the Gulf Coast represent a competitive advantage when compared to other plays, such as the Marcellus, Utica, Permian and DJ. Recently developed and low-cost legacy infrastructure is in place across significant portions of our acreage to support our development program. In addition, we own and operate a large portion of our necessary midstream infrastructure which provides us with improved netbacks. On our North Louisiana Acreage, we own and operate a gathering system with capacity of approximately 250 MMcf/d as of June 30, 2016, as well as a saltwater disposal system. On our Eagle Ford Acreage, we own substantial fresh water supply and storage and are in the process of developing a saltwater disposal system. Our midstream infrastructure allows us to realize lower operating costs and provides us with increased flexibility in our development program. In addition, while not currently contemplated, our midstream infrastructure could prove to be a future source of additional capital if monetized at an attractive valuation.

Recent Developments

In September 2016, we agreed to the Rosewood Acquisition, pursuant to which we agreed to acquire from certain third parties approximately 7,500 net acres, consisting primarily of additional working interests in our Eagle Ford Acreage in Lee County. The closing of the acquisition will occur contemporaneously with the closing of this offering, and we will issue          shares to such third parties as consideration. The acreage we will acquire includes one producing well that was producing approximately 30 Boe/d as of October 15, 2016 and results in the addition of approximately 78 net drilling locations to our drilling inventory.

Capital Program

We intend to develop our multi-year drilling inventory by utilizing our significant expertise in horizontal drilling to grow our production, reserves and cash flow. Our 2016 capital budget for drilling, completion, leasehold acquisition and midstream infrastructure development is $126.3 million, of which we have invested $57.9 million through June 30, 2016.

By operating the majority of our acreage, the amount and timing of our capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned capital expenditures depending on a variety of factors, including the success of our drilling activities, volatility in commodity prices, the availability of necessary equipment, infrastructure, personnel and capital, the receipt and timing of required regulatory permits and approvals, seasonal conditions and drilling and acquisition costs. Any reduction in our capital expenditure budget could have the effect of delaying or limiting our development program, which would negatively impact our ability to grow production and could materially and adversely affect our future business, financial condition, results of operations or liquidity. For further discussion of the risks we face, please read

“Risk Factors—Risks Related to Our Business—Our development projects and acquisitions require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our ability to access or grow production and reserves.”

Our Properties

The map below depicts the location of our properties as of June 30, 2016, which include working interests in approximately 276,000 gross (205,000 net) surface acres, substantially all of which are located in Southeast Texas and North Louisiana.

Note: Acreage position reflects all sections in which we own an interest.

Eagle Ford Acreage

The Eagle Ford Shale is one of the most active unconventional shale trends in North America. According to weekly rig count metrics published by Baker Hughes, the Eagle Ford Shale has consistently been one of the most active basins in the United States since 2011 and currently has the second highest rig count of all major U.S. basins. The Eagle Ford Shale trends across Texas from the Mexican border north into East Texas and is roughly 50 miles wide and 400 miles long. The Eagle Ford Shale is Cretaceous in age resting between the Austin Chalk and the Buda Lime at a depth of approximately 4,000 to 14,000 feet. As of September 20, 2016, there were approximately 34,100 producing wells in the Eagle Ford with total production of 2.1 MMBoe/d in August 2016.

We currently target a portion of the Eagle Ford Shale at depths between 7,000 feet and 12,200 feet in Burleson, Lee and Washington Counties, Texas. This portion of the Eagle Ford Shale averages 125 feet in thickness and contains 70% carbonate. We believe that the elevated carbonate percentages are in large part responsible for the brittleness of the Eagle Ford and successful completions which exhibit high productivity when fractured. The overall clay content of the Eagle Ford increases regionally as it continues northeast into Brazos, Grimes and Madison counties. Offset operators include Anadarko Petroleum Corporation, Apache Corporation, Clayton Williams Energy Inc., EnerVest, Ltd. and Halcon Resources Corporation and account for approximately 400 Eagle Ford wells drilled since 2013 near or adjacent to our acreage.

We are focused on maximizing returns and expect operational efficiencies to extend beyond our existing drilling inventory to additional horizons. In addition, our acreage has been extensively developed for more than 40 years through the development of the Giddings Austin Chalk Trend. Based on analysis and interpretation of well results and other geologic and engineering data, we believe our acreage is also prospective for the Georgetown, Buda, Woodbine and Pecan Gap formations. Historical operators in the Giddings Austin Chalk Trend have experienced drilling and production success in these four horizons during our industry’s pre-multistage frac era (1970s-2000s). Future development results achieved by us and offset operators may allow us to expand our existing location inventory in these four intervals throughout our leasehold.

We entered the Eagle Ford through a grassroots leasing effort in Burleson County, with the goal of redeveloping the area with horizontal drilling and modern completion techniques. Since that time, we have completed multiple bolt-on acquisitions and in-fill leases to build our current position in the Eagle Ford. We have identified a substantial inventory of 2,237 gross drilling locations within our Eagle Ford Acreage, consisting of 1,778 gross drilling locations in Burleson County, Texas, 423 gross drilling locations in Lee County, Texas, and 36 gross drilling locations in Washington County, Texas. The wells in our Eagle Ford Acreage have shown a strong track record of increasing EURs and a decreasing trend in drilling and completion capital costs.

As of June 30, 2016, our Eagle Ford position included approximately 96,000 net acres. Also, as of June 30, 2016, approximately 36% of our Eagle Ford Acreage was then held by production, with an average working interest of 74%, and 21% of our 61 MMBoe of proved reserves were developed, 93% of which were liquids. To date, we have drilled and completed 29 wells, acquired 18 wells and participated in 25 wells resulting in total net production of approximately 6.3 MBoe/d (72% oil, 12% natural gas and 16% NGLs), including non-operated production. In 2016, we expect to dedicate $105.0 million to developing our Eagle Ford Acreage.

North Louisiana Acreage

Within our North Louisiana Acreage we primarily target the overpressured Cotton Valley formation in the Terryville Complex. The Cotton Valley formation, extending across East Texas, North Louisiana and Southern Arkansas, has been under development since the 1930s and is characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. Over 23,000 vertical and horizontal wells have been completed throughout the trend. In 2005, operators started redeveloping the Cotton Valley using horizontal drilling and advanced hydraulic fracturing techniques. Through June 30, 2016, operators have drilled over 1,100 horizontal Cotton Valley wells. Some large, analogous redevelopment projects in the Terryville Complex include the Terryville play in Lincoln Parish, where over 110 horizontal wells have been drilled by Memorial Resource Development Corporation, the Nan-Su-Gail area in Freestone County, East Texas, where over 40 horizontal wells have been drilled by operators such as Devon Energy Corporation and Marathon Oil Corporation, and the Carthage Complex in Panola County, East Texas, where operators such as ExxonMobil Corporation, BP America, Memorial Production Partners LP and Anadarko Petroleum Corporation have drilled over 153 horizontal wells.

Our North Louisiana Acreage spans across the Webster, Claiborne, Bienville, Lincoln, Jackson and Ouachita Parishes, focusing on the Bear Creek and Athens fields and the RCT and Weyerhaeuser Areas, where we are targeting overpressured Cotton Valley opportunities in multiple zones. We believe the Terryville Complex, which has been producing since 1954, is one of North America’s most prolific liquids rich natural gas plays, characterized by high recoveries relative to drilling and completion costs, high initial production rates with high liquids yields, long reserve life, multiple stacked pay zones, available infrastructure and a large number of service providers. The RCT Area is a direct offset of the Terryville Field and is part of the same Terryville Complex trend. Our drilling activity is expected to focus on producing natural gas from the overpressured Cotton Valley formation in the Terryville Complex where we intend to target the Upper and Lower Red and Upper Deep Pink intervals.

As of June 30, 2016, our North Louisiana Acreage included approximately 109,000 net acres. Also, as of June 30, 2016, 46% of our acreage was then held by production, with an average working interest of 75%, and 49% of our 47 MMBoe of proved reserves were developed, 98% of which were natural gas. As of June 30, 2016, we had drilled and completed 14 wells, acquired 605 wells and participated in one well resulting a total net production of approximately 8.4 MBoe/d (3% oil, 95% natural gas and 2% NGLs), including non-operated production. In 2016, we expect to dedicate $21.3 million to developing the North Louisiana Acreage.

Production Status

For the six months ended June 30, 2016, our average net daily production was 14.8 MBoe/d (approximately 33% oil, 59% natural gas and 8% NGLs). During 2015, our average net daily production was 11.9 MBoe/d (approximately 31% oil and 59% natural gas and 11% NGLs). As of June 30, 2016, we produced from 85 horizontal and 507 vertical wells, in each case, operated and non-operated.

Determination of Identified Drilling Locations

As of June 30, 2016, we identified 2,237 gross (912 net) and 1,414 gross (652 net) horizontal drilling locations on our Eagle Ford Acreage and our North Louisiana Acreage, respectively. In Burleson County, Texas, we identified 1,778 gross (682 net) locations based on an average completed lateral length of 6,600 feet with well spacing of 500 feet; in Lee County, Texas, we identified 423 gross (218 net) locations based on an average completed lateral length of 6,500 feet with well spacing of 1,000 feet; and in Washington County, Texas, we identified 36 gross (12 net) locations based on an average completed lateral length of 6,500 feet with well spacing of 1,500 feet. Further, in the RCT Area, we identified 947 gross (496 net) locations based on an average completed lateral length of 7,207 feet with well spacing of 1,000 feet; in the Weyerhaeuser Area, we identified 410 gross (128 net) locations based on an average completed lateral length of 7,500 feet with well spacing of 1,000 feet; and in our other North Louisiana Acreage, we identified 57 gross (28 net) locations based on an average completed lateral length of 7,000 feet with well spacing of 1,000 feet.

We define identified gross drilling locations as locations on operated and non-operated leasehold specifically identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic and engineering data. We have estimated our drilling locations based on well spacing assumptions and upon the evaluation of our horizontal drilling results and those of other operators across our acreage, combined with our interpretation of available geologic and engineering data. In particular, we have analyzed and interpreted well results and other data acquired through our participation in the drilling of vertical wells that have penetrated our horizontal zones. In addition, to evaluate the prospectivity of our horizontal acreage, we have performed open-hole and mud log evaluations, core analysis and drill cuttings analysis. The availability of local infrastructure, drilling support assets and other factors as management may deem relevant, such as easement restrictions and state and local regulations, are considered in determining such locations. The drilling locations for which we actually drill will depend on the availability of capital, regulatory approvals, commodity prices, costs, actual drilling results and other factors.

Reserve Data

The information with respect to our estimated reserves presented below has been prepared in accordance with the rules and regulations of the SEC.

Reserves Presentation

The estimated proved reserves of WildHorse, Esquisto and both companies on a combined basis as of December 31, 2015 and the estimated proved, probable and possible reserves of WildHorse, Esquisto and both companies on a combined basis as of June 30, 2016 presented below are based on evaluations, with respect to WildHorse, prepared by WildHorse and audited by Cawley, its independent reserve engineer, and, with respect to Esquisto, prepared by Cawley, its independent reserve engineer. Copies of the summary reports of our reserve engineers with respect to WildHorse’s and Esquisto’s reserves as of December 31, 2015 and June 30, 2016 are filed as exhibits to the registration statement of which this prospectus forms a part. Please see “—Preparation of Reserve Estimates” for definitions of proved reserves and the technologies and economic data used in their estimation.

The following table summarizes the estimated proved reserves of WildHorse, Esquisto and both companies on a combined basis at December 31, 2015 and the estimated proved, probable and possible reserves of WildHorse, Esquisto and both companies on a combined basis at June 30, 2016 based on SEC pricing.

	At December 31, 2015(1)			At June 30, 2016(2)
	WildHorse	Esquisto	Combined	WildHorse	Esquisto	Combined
Estimated Proved Reserves:
Oil (MMBbls)	0.9	35.7	36.6	0.7	49.0	49.7
Natural gas (Bcf)	311.1	33.8	345.0	274.2	26.5	300.8
NGLs (MMBbls)	0.4	8.5	8.9	0.3	7.3	7.6

Total proved reserves (MMBoe)	53.2	49.9	103.0	46.7	60.7	107.4

Estimated Proved Developed Reserves:
Oil (MMBbls)	0.4	7.1	7.5	0.4	9.0	9.3
Natural gas (Bcf)	134.2	8.8	143.0	133.2	8.9	142.0
NGLs (MMBbls)	0.4	1.9	2.2	0.3	2.3	2.6

Total proved developed reserves (MMBoe)	23.2	10.4	33.6	22.9	12.7	35.6

Proved developed reserves as a percentage of total proved reserves	43.6%	20.8%	32.6%	48.9%	21.0%	33.1%

Estimated Proved Undeveloped Reserves:
Oil (MMBbls)	0.5	28.7	29.1	0.3	40.0	40.4
Natural gas (Bcf)	177.0	25.0	202.0	141.1	17.7	158.7
NGLs (MMBbls)	—	6.7	6.7	—	5.0	5.0

Total proved undeveloped reserves (MMBoe)	30.0	39.5	69.5	23.9	48.0	71.8

Proved undeveloped reserves as a percentage of total proved reserves	56.4%	79.2%	67.4%	51.1%	79.0%	66.9%

Estimated Probable Reserves:
Oil (MMBbls)				0.6	60.7	61.3
Natural gas (Bcf)				164.6	26.8	191.4
NGLs (MMBbls)				—	7.4	7.4

Total probable reserves (MMBoe)(3)				28.1	72.6	100.6

Estimated Possible Reserves:
Oil (MMBbls)				4.0	106.0	109.0
Natural gas (Bcf)				1,063.0	46.8	1,109.8
NGLs (MMBbls)				—	12.9	12.9

Total possible reserves (MMBoe)(3)				181.1	126.7	307.8

(1)	The estimated net proved reserves of WildHorse, Esquisto and both companies on a combined basis as of December 31, 2015 were determined using average first-day-of-the month prices for the prior 12 months in accordance with SEC rules. For oil and NGL volumes, the average WTI posted price of $50.28 per barrel as of December 31, 2015 was adjusted for quality, transportation fees and a regional price differential. For natural gas volumes, the average Henry Hub spot price of $2.59 per MMBtu as of December 31, 2015 was adjusted for energy content, transportation fees and a regional price differential. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the WildHorse properties are $47.81 per barrel of oil, $14.79 per barrel of NGL and $2.70 per Mcf of natural gas as of December 31, 2015. The average adjusted product prices weighted by production over the remaining lives of the Esquisto properties are $49.78 per barrel of oil, $11.82 per barrel of NGL and $2.40 per Mcf of natural gas as of December 31, 2015.
(2)	The estimated net proved, probable and possible reserves of WildHorse, Esquisto and both companies on a combined basis as of June 30, 2016 were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC rules. For oil and NGL volumes, the average WTI posted price of $43.12 per barrel as of June 30, 2016 was adjusted for quality, transportation fees and a regional price differential. For natural gas volumes, the average Henry Hub spot price of $2.24 per MMBtu as of June 30, 2016 was adjusted for energy content, transportation fees and a regional price differential. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the WildHorse properties are $39.78 per barrel of oil, $2.32 per Mcf of natural gas and $12.37 per barrel of NGL as of June 30, 2016. The average adjusted product prices weighted by production over the remaining lives of the Esquisto properties are $40.46 per barrel of oil, $1.35 per Mcf of natural gas and $10.35 per barrel of NGL as of June 30, 2016.
(3)	All of our estimated probable and possible reserves are classified as undeveloped.

Proved Undeveloped Reserves

The following table summarizes the changes in the estimated proved undeveloped reserves of WildHorse and Esquisto on a combined basis during 2015 and the six months ended June 30, 2016 (in MMBoe):

Proved undeveloped reserves at December 31, 2014	29.3
Conversions into proved developed reserves	(8.2)
Extensions and discoveries	51.9
Acquisitions	—
Revisions	(3.6)

Proved undeveloped reserves at December 31, 2015	69.5

Conversions into proved developed reserves	(1.0)
Extensions and discoveries	13.6
Acquisitions	—
Revisions	(10.3)

Proved undeveloped reserves at June 30, 2016	71.8

During the year ended December 31, 2015, we incurred costs of approximately $49.7 million to convert 8.2 MMBoe of proved undeveloped reserves to proved developed reserves.

During the year ended December 31, 2015, extensions were comprised of 12.4 MMBoe and 39.5 MMBoe from our North Louisiana and Eagle Ford Acreage, respectively. The increase was the result of drilling successful wells and booking PUD offsets to such wells.

During the year ended December 31, 2015, revisions were attributable to a decrease in commodity prices. This reduction in commodity prices decreased our proved undeveloped reserves by 1.9 MMBoe due to wells having a shorter economic life and further reduced our proved undeveloped reserves by an additional 1.7 MMBoe due to certain wells being uneconomic.

During the six months ended June 30, 2016, we incurred costs of approximately $8.5 million to convert 1.0 MMBoe of proved undeveloped reserves to proved developed reserves.

During the six months ended June 30, 2016, extensions were comprised of 6.5 MMBoe and 7.1 MMBoe from our North Louisiana and Eagle Ford Acreage, respectively. The increase was the result of drilling successful wells and booking PUD offsets to such wells.

During the six months ended June 30, 2016, revisions consisted of a decrease of 7.4 MMBoe due to lower commodity prices making certain wells uneconomic and a decrease of 4.7 MMBoe due to removing reserves associated with interests that are in dispute, both partially offset by a 1.8 MMBoe increase in reserves due to improved performance.

As of December 31, 2015 and June 30, 2016, we had no proved undeveloped reserves that had remained undeveloped for more than five years since initial booking.

Estimated future development costs relating to the development of our proved undeveloped reserves at December 31, 2015 and June 30, 2016 are approximately $713.7 million and $680.5 million, respectively, over the next five years, which we expect to finance through cash flow from operations, borrowings under our new revolving credit facility and other sources of capital. All of our proved undeveloped reserves are expected to be developed within five years of initial booking. Please see “Risk Factors—Risks Related to Our Business—The development of our estimated PUDs may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated PUDs may not be ultimately developed or produced.”

Preparation of Reserve Estimates

WildHorse’s reserve estimates as of December 31, 2015 and June 30, 2016 included in this prospectus are based on evaluations prepared by WildHorse’s management and audited by the independent petroleum engineering firm of Cawley, and Esquisto’s reserve estimates as of December 31, 2015 and June 30, 2016 included in this prospectus are based on evaluations prepared by the independent petroleum engineering firm of Cawley, each in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC. Our independent reserve engineers were selected for their historical experience and geographic expertise in engineering similar resources.

Proved reserves are reserves which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expires, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probalistic methods are used for estimation. If deterministic methods are used, the term “reasonable certainty” implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. If probalistic methods are used, there should at least be a 90% probability that the quantities actually recovered will equal or exceed the estimate. The technical and economic data used in the estimation of our proved reserves include, but are not limited to, well logs, geologic maps, well-test data, production data (including flow rates), well data (including lateral lengths), historical price and cost information, and property ownership interests. Our independent reserve engineers use this technical data, together with standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy. The proved developed reserves and EURs per well are estimated using performance analysis and volumetric analysis. The estimates of the proved developed reserves and EURs for each developed well are used to estimate the proved undeveloped reserves for each proved undeveloped location (utilizing type curves, statistical analysis, and analogy). We have one proved undeveloped location, to which we have attributed 10.6 Bcf of estimated natural gas proved reserves, that is more than one offset from a proved developed well. We utilized reliable technologies, including log data, performance data, log cross sections, seismic data, core data and statistical analysis, to confirm the reserves associated with this location with reasonable certainty.

Estimates of probable reserves are inherently imprecise. When producing an estimate of the amount of oil, natural gas and NGLs that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Estimates of possible reserves are also inherently imprecise. When producing an estimate of the amount of oil, natural gas and NGLs that is recoverable from a particular reservoir, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favorable circumstances than are likely. Estimates of possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.

When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserve where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir. Possible reserves also include incremental quantities associated with a greater percentage of recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and we believe that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Internal Controls

Our internal staff of petroleum engineers and geoscience professionals works closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their reserve auditing process. Periodically, our technical team meets with the independent reserve engineers to review properties and discuss methods and assumptions used by us to prepare reserve estimates.

Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil, natural gas and NGLs that are ultimately recovered. Estimates of economically recoverable oil, natural gas and NGLs and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read “Risk Factors” appearing elsewhere in this prospectus.

For all of WildHorse’s properties, WildHorse’s internally prepared reserve estimates and related reports are reviewed and approved by WildHorse’s Vice President—Exploitation, Steve Eckerman. Mr. Eckerman has been with WildHorse since May 2010. Mr. Eckerman has 23 years of experience in oil and gas operations, reservoir engineering, reserve management, unconventional reservoir characterization, strategic planning and finance.

Cawley performed audits of the internally prepared reserves estimates on the entirety of WildHorse’s reported proved reserve quantities on a Boe basis as of December 31, 2015 and proved, probable and possible reserves as of June 30, 2016. The purpose of this audit was to provide additional assurance on the reasonableness of internally prepared reserves estimates. WildHorse’s proved reserves are, in the aggregate, reasonable and within the established audit tolerance guidelines of 10%. The reports of Cawley contain further discussion of the reserves estimates and its audit procedure.

For all of Esquisto’s properties, Esquisto’s internally and externally prepared reserve estimates and related reports are reviewed and approved by Esquisto’s Vice President—Engineering, Jason Pearce. Mr. Pearce has been with Esquisto since its inception on June 20, 2014. Mr. Pearce has 18 years of experience in oil and gas operations, reservoir engineering, reserve management, unconventional reservoir characterization and strategic planning. The proved reserve estimates of Esquisto shown herein at December 31, 2015 and proved, probable and possible reserves as of June 30, 2016 have been independently prepared by Cawley.

Cawley was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-693. Within Cawley, the technical person primarily responsible for preparing the estimates shown herein with respect to WildHorse and Esquisto, was Robert D. Ravnaas. Mr. Ravnaas has been practicing consulting petroleum engineering at Cawley, Gillespie & Associates, Inc. since 1983. Mr. Ravnaas is a Registered Professional Engineer in the State of Texas (License No. 61304) and has over 35 years of practical experience in petroleum engineering, with over 33 years of experience in the estimation and evaluation of reserves. Mr. Ravnaas received a B.S. with special honors in Chemical Engineering from the University of Colorado at Boulder, and a M.S. in Petroleum Engineering from the University of Texas at Austin. Mr. Ravnaas meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; Mr. Ravnaas is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Production, Realized Prices and Production Costs

The following table sets forth information regarding our production, realized prices and production costs for the years ended December 31, 2015 and 2014 and the six months ended June 30, 2016, for WildHorse, Esquisto and the two companies on a combined basis. For additional information on price calculations, please see information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Six Months Ended June 30, 2016
	2015	2014
WildHorse:
Production data:
Oil (MBbls)	73.1	30.7	47.2
Natural gas (MMcf)	13,636.8	9,388.2	8,708.9
NGLs (MBbls)	103.3	41.4	31.5
Total production (MBoe)	2,449.2	1,636.8	1,530.2
Average daily production (MBoe/d)	6.7	4.5	8.4
Average sales prices:
Oil (per Bbl)	$45.20	$90.59	$43.97
Natural gas (per Mcf)	$2.24	$4.02	$1.76
NGLs (per Bbl)	$14.05	$23.90	$12.10
Average sales prices before effects of settled derivatives (per MBoe)(1)	$14.42	$25.36	$11.61
Average sales prices after effects of settled derivatives (per MBoe)(1)	$18.94	$27.02	$14.19
Average costs per Boe:
Lease operating expenses	$3.51	$5.76	$2.11
Gathering system operating expenses	$0.37	—	$0.08
Production and ad valorem taxes	$1.09	$1.58	$0.82
Cost of oil sales	—	$0.42	—
Depreciation, depletion and amortization	$10.42	$9.35	$12.58
Impairment	$3.80	$15.10	—
General and administrative expenses	$4.31	$3.57	$3.59
Exploration expenses	$6.08	$0.98	$4.91
Esquisto:
Production data:
Oil (MBbls)	1,260.8	176.3	833.0
Natural gas (MMcf)	1,705.9	163.5	831.2
NGLs (MBbls)	355.8	48.0	182.8
Total production (MBoe)	1,900.92	251.6	1,154.4
Average daily production (MBoe/d)	5.2	0.7	6.3
Average sales prices:
Oil (per Bbl)	$46.15	$85.35	$36.36
Natural gas (per Mcf)	$2.42	$3.69	$1.79
NGLs (per Bbl)	$11.41	$26.97	$9.73
Average sales prices before effects of settled derivatives (per Boe)(1)	$34.92	$67.36	$29.07
Average sales prices after effects of settled derivatives (per Boe)(1)	$35.83	$67.36	$30.71
Average costs per Boe:
Lease operating expenses	$3.64	$4.42	$2.29
Gathering system operating expenses	$0.46	—	—
Production and ad valorem taxes	$1.57	$3.26	$1.74
Cost of oil sales	—	—	—
Depreciation, depletion and amortization	$20.20	$31.69	$19.21
Impairment	—	—	—
General and administrative expenses	$3.18	$9.49	$3.15
Exploration expenses	$1.56	$0.01	—

	Year Ended December 31,		Six Months Ended June 30, 2016
	2015	2014

Combined:
Production data:
Oil (MBbls)	1,333.9	207.0	880.2
Natural gas (MMcf)	15,342.7	9,551.7	9,540.1
NGLs (MBbls)	459.1	89.4	214.3

Total production (MBoe)	4,350.1	1,888.4	2,684.6

Average daily production (MBoe/d)	11.9	5.2	14.8
Average sales prices:
Oil (per Bbl)	$46.10	$86.13	$36.77
Natural gas (per Mcf)	$2.26	$4.01	$1.76
NGLs (per Bbl)	$12.01	$25.55	$10.08

Average sales prices before effects of settled derivatives (per Boe)(1)	$23.38	$30.96	$19.12
Average sales prices after effects of settled derivatives (per Boe)(1)	$26.13	$29.53	$21.30
Average costs per Boe:
Lease operating expenses	$3.57	$5.58	$2.19
Gathering system operating expenses	$0.41	—	$0.04
Production and ad valorem taxes	$1.30	$1.80	$1.21
Cost of oil sales	—	$0.36	—
Depreciation, depletion and amortization	$14.69	$12.32	$15.43
Impairment	$2.14	$13.09	—
General and administrative expenses	$3.82	$4.36	$3.40
Exploration expenses	$4.11	$0.85	$2.80

(1)	Average sales prices shown reflect both the before and after effects of our settled derivatives. Our calculation of such effects includes realized gains or losses on settlements for commodity derivatives, which do not qualify for hedge accounting because we do not designate them as hedges.

The following tables set forth information on a field-level regarding our production, realized prices and production costs for the years ended December 31, 2015 and 2014 and the six months ended June 30, 2016.

	Year Ended December 31, 2014
	Bear Creek	RCT	Other	Total
Production data:
Oil (MBbls)	25.3	1.3	4.1	30.7
Natural Gas (MMcf)	7,560.2	98.9	1,729.1	9,388.2
NGLs (MBbls)	1.3	2.6	37.5	41.4

Total Production (MBoe)	1,286.6	20.4	329.8	1,636.8

Average daily production (MBoe/d)	3.5	0.1	0.9	4.5
Average sales prices:
Oil (per Bbl)	$93.99	$77.23	$73.56	$90.59
Natural gas (per Mcf)	$4.04	$3.72	$3.94	$4.02
NGLs (per Bbl)	$0.92	$22.92	$24.75	$23.90

Average sales price before effects of settled derivatives (per MBoe)(1)	$25.60	$25.92	$24.38	$25.36
Average sales price after effects of settled derivatives (per MBoe)(1)	$23.90	$24.50	$22.87	$23.70
Average costs per Boe:
Lease operating expenses	$5.22	$5.44	$7.90	$5.76
Gathering system operating expenses	—	—	—	—
Production and ad valorem taxes	$1.65	$1.50	$1.32	$1.58
Cost of oil sales	$0.49	—	$0.15	$0.42
Depreciation, depletion and amortization	$7.32	$26.09	$16.19	$9.35
Impairment	—	—	$74.96	$15.10
General and administrative expenses	$2.32	$33.91	$6.56	$3.57
Exploration expenses	—	$78.35	—	$0.98

(1)	Average sales prices shown reflect both the before and after effects of our settled derivatives. Our calculation of such effects includes realized gains or losses on settlements for commodity derivatives, which do not qualify for hedge accounting because we do not designate them as hedges.

	Year Ended December 31, 2015
	Bear Creek	RCT	Other	Total
Production data:
Oil (MBbls)	20.6	20.3	32.2	73.1
Natural Gas (MMcf)	6,899.0	4,169.0	2,568.8	13,636.8
NGLs (MBbls)	1.0	19.5	82.8	103.3

Total Production (MBoe)	1,171.4	734.6	543.1	2,449.2

Average daily production (MBoe/d)	3.2	2.0	1.5	6.7
Average sales prices:
Oil (per Bbl)	$46.50	$43.68	$45.36	$45.20
Natural gas (per Mcf)	$2.25	$2.11	$2.43	$2.24
NGLs (per Bbl)	$0.50	$15.53	$13.86	$14.05

Average sales price before effects of settled derivatives (per MBoe)(1)	$14.07	$13.57	$16.32	$14.42
Average sales price after effects of settled derivatives (per MBoe)(1)	$18.83	$18.18	$20.23	$18.94
Average costs per Boe:
Lease operating expenses	$4.14	$1.32	$5.11	$3.51
Gathering system operating expenses	—	$1.24	—	$0.37
Production and ad valorem taxes	$1.67	$0.26	$0.96	$1.09
Cost of oil sales	—	—	—	—
Depreciation, depletion and amortization	$7.73	$15.74	$9.05	$10.42
Impairment	—	—	$17.15	$3.80
General and administrative expenses	$3.35	$7.19	$2.52	$4.31
Exploration expenses	—	$8.91	$15.38	$6.08

(1)	Average sales prices shown reflect both the before and after effects of our settled derivatives. Our calculation of such effects includes realized gains or losses on settlements for commodity derivatives, which do not qualify for hedge accounting because we do not designate them as hedges.

	Six Months Ended June 30, 2016
	Bear Creek	RCT	Other	Total
Production data:
Oil (MBbls)	8.8	19.6	18.8	47.2
Natural Gas (MMcf)	2,992.4	4,258.2	1,458.3	8,708.9
NGLs (MBbls)	0.6	9.8	21.1	31.5

Total Production (MBoe)	508.2	739.1	283.0	1,530.2

Average daily production (MBoe/d)	2.8	4.1	1.6	8.4
Average sales prices:
Oil (per Bbl)	$34.83	$35.19	$57.38	$43.97
Natural gas (per Mcf)	$1.52	$1.65	$2.56	$1.76
NGLs (per Bbl)	$0.31	$14.76	$11.21	$12.10

Average sales price before effects of settled derivatives (per MBoe)(1)	$9.54	$10.63	$17.86	$11.61
Average sales price after effects of settled derivatives (per MBoe)(1)	$12.16	$13.23	$20.35	$14.19
Average costs per Boe:
Lease operating expenses	$3.44	$0.91	$2.87	$2.11

(1)	Average sales prices shown reflect both the before and after effects of our settled derivatives. Our calculation of such effects includes realized gains or losses on settlements for commodity derivatives, which do not qualify for hedge accounting because we do not designate them as hedges.

Productive Wells

The following table sets forth information regarding productive wells as of December 31, 2015 and June 30, 2016 for WildHorse and Esquisto and on a pro forma basis:

	As of December 31, 2015			As of June 30, 2016
	Productive Wells		Average Working Interest	Productive Wells		Average Working Interest
	Gross	Net		Gross	Net
Eagle Ford Acreage
Oil	57	39	68%	73	47	65%
Natural gas	—	—	—	—	—	—

Total	57	39	68%	73	47	65%

North Louisiana Acreage
Oil	—	—	—	—	—	—
Natural gas	518	324	63%	519	326	63%

Total	518	324	63%	519	326	63%

Combined total	575	363	63%	592	373	63%

Acreage

The following table sets forth certain information regarding the total developed and undeveloped acreage in which we owned an interest as of June 30, 2016 for WildHorse and Esquisto and on a combined basis. Approximately 36% of our net Eagle Ford Acreage and 46% of our net North Louisiana Acreage was held by production at June 30, 2016.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
Eagle Ford Acreage	5,785	3,817	123,510	91,790	129,295	95,607
North Louisiana Acreage	63,140	38,011	83,331	71,301	146,471	109,312

Total	68,925	41,828	206,841	163,090	275,766	204,919

Included in our North Louisiana Acreage in the table above are approximately 12,848 net acres we have the right to lease pursuant to an oil and gas lease option agreement with affiliates of Weyerhaeuser Company (“Weyerhaeuser”). Pursuant to that agreement, we have the right, upon notice to Weyerhaeuser, to lease acreage in exchange for a specified bonus payment. Upon such notice and our payment of the applicable bonus payment, Weyerhaeuser is obligated under the option agreement to enter into a three-year lease with us for the acreage we specify in the notice. The purchase price of this option was $0.5 million, and in addition, we also made a prepayment of $0.4 million as an initial lease bonus for 1,285 unspecified net acres associated with leases under the option.

Undeveloped Acreage Expirations

The following table sets forth the number of total net undeveloped acres as of June 30, 2016 across our Eagle Ford and North Louisiana Acreage that will expire in 2016, 2017, 2018, 2019 and 2020 unless production is established within the spacing units covering the acreage prior to the expiration dates or unless such leasehold rights are extended or renewed.

	2016	2017	2018	2019	2020+
Eagle Ford Acreage:
Gross	17,629	32,742	36,744	8,284	3,625
Net	7,326	23,480	21,819	4,607	3,534
North Louisiana Acreage:
Gross	13,588	35,942	14,128	2,121	1,639
Net	13,468	31,414	11,445	1,784	1,328

We intend to extend substantially all of the net acreage associated with our drilling locations through a combination of development drilling and leasehold extension and renewal payments. Of the 30,806 net acres expiring in 2016 and 2017 across our Eagle Ford Acreage, we have the option to extend or renew the leases covering 7,078 net acres, and we have budgeted approximately $12.0 million in 2016 and $11.3 million in 2017 to execute extensions and renewals. With respect to the remaining 23,728 net acres for which we do not have an option to extend or renew in the Eagle Ford, 3,381 net acres are associated 25 gross (10.66 net) wells of proved undeveloped reserves where the leases covering such expected wells will expire prior to our expected drilling date though we expect to extend or renew such leases. Further, with respect to the total remaining 23,728 net acres for which we do not have an option to extend or renew in the Eagle Ford, we intend to retain substantially all such acreage by negotiating lease extensions or renewals or drilling wells. Of the 44,882 net acres expiring in 2016 and 2017 across our North Louisiana Acreage, we have the option to extend 22,795 of the 27,097 net acres in the RCT and Weyerhaeuser Areas, and we have budgeted approximately $3.3 million in 2016 and $         million in 2017 to execute such extensions and renewals. With respect to the remaining 4,302 net acres for which we do not have an option to extend or renew, we have not assigned any proved undeveloped reserves to such locations, although we intend to retain substantially all such acreage by negotiating lease extensions or renewals or drilling wells. We also have 17,785 net acres in our North Louisiana Acreage expiring in 2016 and 2017 in our Other area. We plan to extend or renew approximately 1,100 net acres for an estimated cost of approximately $0.7 million and intend to let the remainder of this acreage expire. Accordingly, we have not assigned any drilling locations to such acreage. Please see “Risk Factors—Risks Related to Our Business—Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage of the leases are renewed.”

Drilling Activity

The following describes the development and exploratory wells drilled on our acreage by WildHorse and Esquisto on a pro forma basis during the years ended December 31, 2014 and 2015:

	Wells Drilled
	Gross	Net
Year Ended December 31, 2014:
Eagle Ford Acreage:
Development	5	3.50
Exploratory	—	—

Total	5	3.50

North Louisiana Acreage:
Development	3	2.95
Exploratory	—	—

Total	3	2.95

Combined Total	8	6.45

Year Ended December 31, 2015:
Eagle Ford Acreage:
Development	18	13.60
Exploratory	—	—

Total	18	13.60

North Louisiana Acreage:
Development	6	4.51
Exploratory	3	2.70

Total	9	7.21

Combined Total	27	20.81

All wells drilled were productive wells, except for one development well drilled in our North Louisiana Acreage during the year ended December 31, 2014 and one exploratory well drilled in our North Louisiana Acreage during the year ended December 31, 2015, each of which was not productive.

In July 2015, we reduced our drilling program in our North Louisiana Acreage to one rig in response to low commodity prices and continued operating a one-rig drilling program through the end of 2015. Similarly, in early October 2015, we reduced our drilling program in our Eagle Ford Acreage to one rig, which we ran until February 2016, at which point we ceased drilling due to the commodity price environment. We are currently running a one-rig program in our Eagle Ford Acreage, which we are utilizing on a well-to-well basis. We are not currently a party to any long-term drilling rig contracts.

Our Operations

General

We have leased or acquired approximately 205,000 net acres where we had a weighted-average working interest of approximately 74%, as of June 30, 2016. As operator of a majority of our acreage, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. Independent contractors engaged by us provide all the equipment and personnel associated with these activities. We employ petroleum engineers, geologists and land professionals who work to improve production rates, increase reserves and lower the cost of operating our oil and natural gas properties.

Facilities

We maintain active development of our infrastructure to reduce lease operating costs and support our drilling schedule and production growth. Our production facilities are located near the producing well and consist of storage tanks, two-phase and three-phase separation equipment, flowlines, metering equipment and safety systems. Predominate artificial lift methods include foamer, gas, plunger and rod lift.

In the Eagle Ford, our crude oil is trucked by third-party purchasers in a process, which is actively managed to ensure the best available market for our oil. For gas gathering, processing and fractionation, our Eagle Ford assets are in proximity to active third party low-pressure systems across our acreage. We have favorable long-term agreements in place with two gas gathering and processing companies with the benefit of minimal connection costs.

In North Louisiana, approximately half of our gas production is gathered into a company owned, high-pressure pipeline system and then delivered and sold to various intrastate and interstate markets on a competitive pricing basis. The majority of our gas production is not currently processed due to current processing economics, but we have access to several third-party gas processors if processing is economically justified. We also own and operate our own salt water disposal well, which currently receives the majority of our associated water production. We have purchased a site for an additional disposal well and intend to construct the second facility as needed to support our development program.

Marketing and Customers

We market the majority of our production from properties we operate for both our account and the account of the other working interest owners in these properties. We sell our oil, natural gas and NGL production to purchasers at market prices. We sell all of our oil and certain of our natural gas and NGLs under contracts with terms of twelve months or less and the remainder of our natural gas and NGLs under contracts with terms of greater than twelve months.

We normally sell production to a relatively small number of customers, as is customary in our business. For the year ended December 31, 2015, Sunoco Partners & Terminals, L.P., Cima Energy LTD and affiliates of Royal Dutch Shell plc accounted for 34%, 20% and 16%, respectively, of our total revenue. For the year ended December 31, 2014, affiliates of Royal Dutch Shell plc and BP Corporation North America accounted for 46% and 21%, respectively, of our total revenue. During such years, no other purchaser accounted for 10% or more of our revenue. The loss of any such purchaser could adversely affect our revenues in the short term. However, based on the current demand for oil and natural gas and the availability of other purchasers, we believe that the loss of any such purchaser as a purchaser would not have a material adverse effect on our financial condition and results of operations because crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

Competition

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger or more integrated competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

There is also competition between oil and natural gas producers and other industries producing energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the governments of the United States and the jurisdictions in which we operate. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon our future operations. Such laws and regulations may substantially increase the costs of developing oil and natural gas and may prevent or delay the commencement or continuation of a given operation. Our larger competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position.

Seasonality of Business

Weather conditions affect the demand for, and prices of, oil and natural gas. Demand for oil and natural gas is typically higher in the fourth and first quarters resulting in higher prices. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Title to Properties

As is customary in the oil and natural gas industry, we initially conduct only a cursory review of the title to our properties in connection with acquisition of leasehold acreage. At such time as we determine to conduct drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects prior to commencement of drilling operations. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property. We have obtained title opinions on substantially all of our producing properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and natural gas industry.

Prior to completing an acquisition of producing oil and natural gas leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion, obtain an updated title review or opinion or review previously obtained title opinions. Our oil and natural gas properties are subject to customary royalty and other interests, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect our carrying value of the properties.

We believe that we have satisfactory title to all of our material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

Oil and Natural Gas Leases

The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any wells drilled on the leased premises. The lessor royalties and other leasehold burdens on our properties generally range from approximately 20% to 30%.

Regulation of the Oil and Natural Gas Industry

Our operations are substantially affected by federal, state and local laws and regulations. In particular, natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate producing oil and natural gas properties have statutory provisions regulating the development and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Such laws and regulations are frequently amended or reinterpreted. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and natural gas industry are regularly considered by Congress, the states, FERC, EPA, BLM, the Department of Transportation (“DOT”), other federal agencies, and the courts. We cannot predict when or whether any such proposals may become effective.

In addition, unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered.

Regulation of Production of Oil and Natural Gas

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. We own interests in properties located in Texas and Louisiana, which regulate drilling and operating activities by, among other things, requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells.

The laws of both states also govern a number of conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing or density, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing or density. Moreover, Texas imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Regulation of Sales and Transportation of Oil

Sales of oil, condensate and NGLs are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

Our sales of oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate and access regulation. FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates and regulations regarding access are equally applicable to all comparable shippers, we believe that the regulation of oil transportation will not affect our operations in any way that is of material difference from those of our competitors who are similarly situated.

Regulation of Transportation and Sales of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA, and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed controls affecting wellhead sales of natural gas effective January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the NGA, and by regulations and orders promulgated under the NGA by FERC. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.

The EP Act of 2005 is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans, and significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, the EP Act of 2005 amends the NGA to add an anti-market manipulation provision which makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC, and furthermore provides FERC with additional civil penalty authority. The EP Act of 2005 provides FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increases FERC’s civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-market manipulation provision of the EP Act of 2005, and subsequently denied rehearing. The rules make it unlawful to: (i) in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, use or employ any device, scheme or artifice to defraud; (ii) make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (iii) engage in any act or practice that operates as a fraud or deceit upon any person. The new anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704, described below. The anti-market manipulation rule and enhanced civil penalty authority reflect an expansion of FERC’s NGA enforcement authority.

On December 26, 2007, FERC issued Order 704, a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing. Under Order 704, wholesale buyers and sellers of more than 2.2 million MMBtus of physical natural gas in the previous calendar year, including natural gas producers, gatherers and marketers, are now required to report, on May 1 of each year, aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order 704. Order 704 also requires market participants to indicate whether they report prices to any index publishers, and if so, whether their reporting complies with FERC’s policy statement on price reporting.

Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by FERC as a natural gas company under the NGA. Although FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, FERC’s determinations as to the classification of facilities are done on a case-by-case basis. To the extent that FERC issues an order that reclassifies certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, and depending on the scope of that decision, our costs of getting gas to point of sale locations may increase. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress. State regulation of natural gas gathering facilities generally includes various occupational safety, environmental and, in some circumstances, nondiscriminatory-take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

The price at which we sell natural gas is not currently subject to federal rate regulation and, for the most part, is not subject to state regulation. However, with regard to our physical sales of these energy commodities, we are required to observe anti-market manipulation laws and related regulations enforced by FERC under the EP Act of 2005 and under the Commodity Exchange Act (“CEA”), and regulations promulgated thereunder by the CFTC. The CEA prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce or futures on such commodity. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity. Should we violate the anti-market manipulation laws and regulations, we could also be subject to related third-party damage claims by, among others, sellers, royalty owners and taxing authorities.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Changes in law and to FERC or state policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate and intrastate pipelines, and we cannot predict what future action FERC or state regulatory bodies will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas producers and marketers with which we compete.

Regulation of Pipeline Safety and Maintenance

We are subject to regulation by the Pipeline and Hazardous Materials Safety Administration, (“PHMSA”), of the DOT, pursuant to the NGPSA, and the Pipeline Safety Improvement Act of 2002, or the PSIA, which was reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of gas pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. oil and natural gas transportation pipelines and some gathering lines in high-consequence areas. PHMSA has developed regulations implementing the PSIA that require transportation pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in “high consequence areas,” such as high population areas, areas unusually sensitive to environmental damage and commercially navigable waterways.

On January 3, 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, or the Pipeline Safety Act, was signed into law. In addition to reauthorizing the PSIA through 2015, the Pipeline Safety Act expanded the DOT’s authority under the PSIA and requires the DOT to evaluate whether integrity management programs should be expanded beyond high consequence areas, authorizes the DOT to promulgate regulations requiring the use of automatic and remote-controlled shut-off valves for new or replaced pipelines, and requires the DOT to promulgate regulations requiring the use of excess flow values where feasible. In addition, new pipeline safety legislation, the “Protecting Our Infrastructure of Pipelines and Enhancing Safety Act of 2016” (the “PIPES Act”), was signed into law in June 2016. The PIPES Act provides PHMSA with additional authority to address imminent hazards by imposing emergency restrictions, prohibitions, and safety measures on owners and operators of gas or hazardous liquids pipeline facilities. The Act also directs PHMSA to issue minimum safety standards for natural gas storage facilities by June 2018, and calls for a review, study, and analysis of a number of issues related to pipeline management and safety.

PHMSA has also proposed additional regulations for gas pipeline safety. For example, in March 2016 PHMSA proposed a rule that would explain integrity management requirements beyond “High Consequence Areas” to apply to gas pipelines in newly defined “Moderate Consequence Areas.” Many gas pipelines that were in place before 1970, and thus grandfathered from certain pressure testing obligations, would be required to be pressure tested to determine their maximum allowable operating pressures. Many gathering lines in rural areas that are currently not regulated at the federal level would also be covered by this proposal. Any new or amended pipeline safety regulations may require us to incur additional capital expenditures and may increase our operating costs. We cannot predict what future action the DOT will take, but we do not believe that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas gatherers with which we compete.

States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, because states can adopt stricter standards for intrastate pipelines than those imposed by the federal government for interstate lines, states vary considerably in their authority and capacity to address pipeline safety. Changes in existing regulations or future pipeline construction activities may subject some of our pipelines to more stringent DOT regulations, and could adversely affect our business.

Regulation of Environmental and Occupational Safety and Health Matters

Our oil and natural gas development operations are subject to numerous stringent federal, regional, state and local statutes and regulations governing occupational safety and health, the discharge of materials into the environment or otherwise relating to environmental protection, some of which carry substantial administrative, civil and criminal penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling or other regulated activity commences; restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production and transporting through pipelines; govern the sourcing and disposal of water used in the drilling and completion process; limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier and other protected areas; require some form of remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen pits; establish specific safety and health criteria addressing worker protection; and impose substantial liabilities for pollution resulting from operations or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of production.

The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations, as amended from time to time, to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste Handling

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), also known as the “Superfund” law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We are able to control directly the operation of only those wells with respect to which we act as operator. Notwithstanding our lack of direct control over wells operated by others, the failure of an operator other than us to comply with applicable environmental regulations may, in certain circumstances, be attributed to us. We generate materials in the course of our operations that may be regulated as hazardous substances but we are unaware of any liabilities for which we may be held responsible that would materially and adversely affect us.

The Resource Conservation and Recovery Act (“RCRA”) and analogous state laws, impose detailed requirements for the generation, handling, storage, treatment and disposal of nonhazardous and hazardous solid wastes. RCRA specifically excludes drilling fluids, produced waters and other wastes associated with the development or production of crude oil, natural gas or geothermal energy from regulation as hazardous wastes.

However, these wastes may be regulated by the EPA or state agencies under RCRA’s less stringent nonhazardous solid waste provisions, state laws or other federal laws. Moreover, it is possible that these particular oil and natural gas development and production wastes now classified as nonhazardous solid wastes could be classified as hazardous wastes in the future. For example, from time to time various environmental groups have challenged the EPA’s exemption of certain oil and gas wastes from RCRA. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our costs to manage and dispose of generated wastes, which could have a material adverse effect on our results of operations and financial position. In addition, in the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste compressor oils that may be regulated as hazardous wastes if such wastes have hazardous characteristics. Although the costs of managing hazardous waste may be significant, we do not believe that our costs in this regard are materially more burdensome than those for similarly situated companies.

We currently own, lease or operate numerous properties that have been used for oil and natural gas development and production activities for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for recycling or disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes or petroleum hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.

Water Discharges

The Clean Water Act and comparable state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other oil and natural gas wastes, into or near navigable waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The discharge of dredge and fill material in regulated waters, including wetlands, is also prohibited, unless authorized by a permit issued by the U.S. Army Corps of Engineers (the “Corps”). In September 2015, the EPA and the Corps issued new rules defining the scope of the EPA’s and the Corps’ jurisdiction under the Clean Water Act with respect to certain types of waterbodies and classifying these waterbodies as regulated wetlands. To the extent the rule expands the scope of the Clean Water Act’s jurisdiction, we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas. The rule has been challenged in court on the grounds that it unlawfully expands the reach of the Clean Water Act, and implementation of the rule has been stayed pending resolution of the court challenge. Obtaining permits has the potential to delay the development of oil and natural gas projects. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages.

Pursuant to these laws and regulations, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. We are currently undertaking a review of recently acquired oil properties to determine the need for new or updated SPCC plans and, where necessary, we will be developing or upgrading such plans implementing the physical and operation controls imposed by these plans, the costs of which are not expected to be material.

The primary federal law related specifically to oil spill liability is the Oil Pollution Act of 1990 (“OPA”), which amends and augments the oil spill provisions of the Clean Water Act and imposes certain duties and liabilities on certain “responsible parties” related to the prevention of oil spills and damages resulting from such spills in or threatening waters of the United States or adjoining shorelines. For example, operators of certain oil and natural gas facilities must develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance. Owners or operators of a facility, vessel or pipeline that is a source of an oil discharge or that poses the substantial threat of discharge is one type of “responsible party” who is liable. The OPA applies joint and several liability, without regard to fault, to each liable party for oil removal costs and a variety of public and private damages. Although defenses exist, they are limited. As such, a violation of the OPA has the potential to adversely affect our operations.

Air Emissions

The federal Clean Air Act and comparable state laws restrict the emission of air pollutants from many sources (e.g., compressor stations), through the imposition of air emissions standards, construction and operating permitting programs and other compliance requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. For example, in October 2015, the EPA lowered the National Ambient Air Quality Standard (“NAAQS”) for ozone from 75 to 70 parts per billion. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit our ability to obtain such permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or other air emissions related issues.

In addition, the EPA has adopted new rules under the Clean Air Act that require the reduction of volatile organic compound and methane emissions from certain fractured and refractured oil and natural gas wells for which well completion operations are conducted and further require that most wells use reduced emission completions, also known as “green completions.” These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors, and from pneumatic controllers and storage vessels. In addition, the regulations place new requirements to detect and repair volatile organic compound and methane at certain well sites and compressor stations. In May 2016, the EPA also finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase our costs of development, which costs could be significant.

Regulation of GHG Emissions

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations pursuant to the federal Clean Air Act to reduce GHG emissions from various sources. For example, the EPA requires certain large stationary sources to obtain preconstruction and operating permits for GHG emissions. Facilities required to obtain preconstruction permits for their GHG emissions are also required to meet “best available control technology” standards that are being established by the states. These regulatory requirements could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. The EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and natural gas production sources in the United States on an annual basis, which include certain of our operations. In May 2016, the EPA finalized rules that establish new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas sector, including production, processing, transmission and storage activities.

Compliance will require enhanced record-keeping practices, the purchase of new equipment, and increased frequency of maintenance and repair activities to address emissions leakage at certain well sites and compressor stations, and also may require hiring additional personnel to support these activities or the engagement of third party contractors to assist with and verify compliance. The new rule will, and proposed rules could, result in increased compliance costs on our operations. The EPA has also announced that it intends to impose methane emission standards for existing sources but, to date, has not yet issued a proposal. And in 2015, EPA published a rule, known as the Clean Power Plan, to limit greenhouse gases from electric power plants. On February 9, 2016, the Supreme Court stayed the implementation of the Clean Power Plan while legal challenges to the rule proceed. Depending on the ultimate outcome of those challenges, and how various states choose to implement this rule, it may alter the power generation mix between natural gas, coal, oil, and alternative energy sources, which would ultimately affect the demand for natural gas and oil in electric generation.

While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs. Cap and trade programs typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. For example, in April 2016, the United States was one of 175 countries to sign the Paris Agreement, which requires member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. The Paris Agreement is expected to enter into force in November 2016. The United States is one of over 70 nations that has indicated it intends to comply with the agreement. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas we produce.

Finally, increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have a material adverse effect on our operations.

Hydraulic Fracturing Activities

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. We regularly use hydraulic fracturing as part of our operations. Hydraulic fracturing is typically regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. The EPA has issued final regulations under the federal Clean Air Act establishing performance standards, including standards for the capture of air emissions released during hydraulic fracturing, and an advanced notice of proposed rulemaking under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing, and also finalized rules in June 2016 that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. In addition, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process.

At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing activities. For example, in May 2013, the Railroad Commission of Texas issued a “well integrity rule,” which updates the requirements for drilling, putting pipe down and cementing wells. The rule also includes new testing and reporting requirements, such as (i) the requirement to submit cementing reports after well completion or after cessation of drilling, whichever is later, and (ii) the imposition of additional testing on wells less than 1,000 feet below usable groundwater. The well integrity rule took effect in January 2014. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular.

Certain governmental reviews are either underway or have been conducted that focus on the environmental aspects of hydraulic fracturing practices. For example, in June 2015, the EPA released its draft report on the potential impacts of hydraulic fracturing on drinking water resources. The EPA report has preliminarily concluded that hydraulic fracturing activities have not led to widespread, systemic impacts on drinking water resources in the United States, although there are above and below ground mechanisms by which hydraulic fracturing activities have the potential to impact drinking water resources. The draft report is expected to be finalized after a public comment period and a formal review by the EPA’s Science Advisory Board, which is in progress. Other governmental agencies, including the White House Council on Environmental Quality, United States Department of Energy and the United States Department of the Interior, have or are evaluating various other aspects of hydraulic fracturing. These studies could spur initiatives to further regulate hydraulic fracturing under the federal SDWA or other regulatory mechanisms.

Compliance with existing laws has not had a material adverse effect on our operations or financial position, but if new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of development activities, and perhaps even be precluded from drilling wells.

ESA and Migratory Birds

The Endangered Species Act (“ESA”) and (in some cases) comparable state laws were established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species’ habitat. We may conduct operations on oil and natural gas leases in areas where certain species that are or could be listed as threatened or endangered are known to exist. The U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas that it believes are necessary for survival of a threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for oil and natural gas development. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of more than 250 species as endangered or threatened under the ESA by no later than completion of the agency’s 2017 fiscal year. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. The federal government in the past has issued indictments under the Migratory Bird Treaty Act to several oil and natural gas companies after dead migratory birds were found near reserve pits associated with drilling activities. The identification or designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause us to incur increased costs arising from species protection measures or could result in limitations on our development activities that could have an adverse impact on our ability to develop and produce reserves. If we were to have a portion of our leases designated as critical or suitable habitat, it could adversely impact the value of our leases.

OSHA

We are subject to the requirements of the Occupational Safety and Health Act (“OSHA”) and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act and comparable state statutes and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens.

Related Permits and Authorizations

Many environmental laws require us to obtain permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation or other oil and natural gas activities, and to maintain these permits and compliance with their requirements for on-going operations. These permits are generally subject to protest, appeal or litigation, which can in certain cases delay or halt projects and cease production or operation of wells, pipelines and other operations.

Related Insurance

We maintain insurance against some risks associated with above or underground contamination that may occur as a result of our development activities. However, this insurance is limited to activities at the well site and there can be no assurance that this insurance will continue to be commercially available or that this insurance will be available at premium levels that justify its purchase by us. The occurrence of a significant event that is not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations. Further, we have no coverage for gradual, long-term pollution events.

Employees

As of June 30, 2016, WildHorse had 60 full-time employees. We hire independent contractors on an as needed basis. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory.

Legal Proceedings

We are party to lawsuits arising in the ordinary course of our business. We cannot predict the outcome of any such lawsuits with certainty, but management believes it is remote that pending or threatened legal matters will have a material adverse impact on our financial condition, cash flows or results of operations.

Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of these other pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position
Jay C. Graham	46	Chief Executive Officer and Director
Anthony Bahr	47	President and Director
Andrew J. Cozby	49	Executive Vice President and Chief Financial Officer
Steve Habachy	38	Executive Vice President and Chief Operating Officer
Kyle N. Roane	37	Executive Vice President, General Counsel and Corporate Secretary
Richard D. Brannon	57	Director
Scott A. Gieselman	53	Director
David W. Hayes	42	Director
Tony R. Weber	54	Director

Jay C. Graham has served as our Chief Executive Officer and a member of our board of directors since September 2016. Previously, Mr. Graham served as Chief Executive Officer and as a member of the board of directors of MRD from January 2016 until it was acquired by Range Resources Corporation in September 2016. Previously, Mr. Graham served as Co-CEO and Co-Founder of WildHorse from June 2013 to January 2016 and President of WildHorse Resources Management Company (“WHRM”) since its formation in October 2012 to January 2016. Prior to MRD’s initial public offering in June 2014, Mr. Graham served as President of WildHorse Resources, LLC, one of the predecessors of MRD, from August 2007 to June 2014. From 1993 to 2007, Mr. Graham held a variety of positions of increasing responsibility in Halliburton, Devon Energy and Anadarko Petroleum Corporation. Further, Mr. Graham currently serves on the Petroleum Industry Board and the College of Engineering Advisory Council at Texas A&M University, is a co-founder and advisor of the Texas A&M Petroleum Ventures Program educational collaboration between the Mays Business School and Department of Petroleum Engineering and is also a member of the Petroleum Engineering Academy of Distinguished Graduates.

The board of directors believes that Mr. Graham’s degree and experience in petroleum engineering, as well as his history of operating oil and natural gas companies, bring valuable strategic, managerial and leadership skills to the board of directors and us.

Anthony Bahr has served as our President and a member of our board of directors since our formation in August 2016. Previously, Mr. Bahr was a Co-Founder and served as the Co-Chief Executive Officer of WildHorse since WildHorse’s formation in June 2013 and Chief Executive Officer of WHRM since its formation in October 2012. Additionally, Mr. Bahr was a Co-Founder and served as Chief Executive Officer of WildHorse Resources, LLC, one of the predecessors of MRD, since its formation in 2007. Prior to 2007, Mr. Bahr held various management and engineering roles with Hilcorp Energy, Devon Energy, Ocean Energy, Berry Petroleum and Unocal Corporation. Further, Mr. Bahr currently serves on the Dean’s Council of the Mays Business School at Texas A&M University, is a co-founder and advisor of the Texas A&M Petroleum Ventures Program educational collaboration between the Mays Business School and Department of Petroleum Engineering and is also a member of the Petroleum Engineering Academy of Distinguished Graduates. Mr. Bahr is a registered petroleum engineer in California.

The board of directors believes that Mr. Bahr’s degree and experience in petroleum engineering, as well as his history of operating oil and natural gas companies, bring valuable strategic, managerial and analytical skills to the board of directors and us.

Andrew J. Cozby has served as our Executive Vice President and Chief Financial Officer since September 2016. Previously, Mr. Cozby served as Senior Vice President and Chief Financial Officer of MRD from November 2014 until it was acquired by Range Resources Corporation in September 2016, Vice President and Chief Financial Officer of MRD from April 2014 to November 2014 and Vice President, Finance of MRD’s predecessor (“MRD LLC”) from April 2011 to June 2014. Mr. Cozby also served as the Vice President and Chief

Financial Officer of Memorial Production Partners GP LLC (“MEMP GP”) from February 2012 to July 2014. From February 2011 to April 2011, Mr. Cozby served as Senior Vice President and Chief Financial Officer of Energy Maintenance Services. Prior to that, he was Chief Financial Officer of Greystone Oil & Gas LLP and Greystone Drilling LP from May 2006 to December 2010. From 2000 to May 2006, Mr. Cozby was Director of Finance for Enterprise Products Partners LP and held various corporate finance positions with its affiliates GulfTerra Energy Partners, LP and El Paso Energy Partners, LP. Prior to that, Mr. Cozby held positions with J.P. Morgan from 1998 to 2000.

Steve Habachy has served as our Executive Vice President and Chief Operating Officer since September 2016. Mr. Habachy joined WildHorse Resources, LLC in 2010, where he served as Vice President, Operations from May 2010 to December 2012. Since January 2013, Mr. Habachy has served as Vice President Operations for WHRM. From March 2007 to April 2010, Mr. Habachy was a partner of Winter Ridge Energy LLC where he served as Vice President of Engineering and Operations. Prior to 2007, Mr. Habachy served in a wide variety of technical engineering and management roles in Louisiana, East Texas and the Gulf Coast with Anadarko Petroleum and Hilcorp Energy Company. Further, Mr. Habachy currently serves on the External Advisory Committee for the Department of Petroleum and Geosystems Engineering at the University of Texas at Austin.

Kyle N. Roane has served as our Executive Vice President, General Counsel and Corporate Secretary since September 2016. Previously, Mr. Roane served as Senior Vice President, General Counsel and Corporate Secretary of MRD from November 2014 until it was acquired by Range Resources Corporation in September 2016, Vice President, General Counsel and Corporate Secretary of MRD from January 2014 to November 2014, Vice President, General Counsel and Corporate Secretary of MRD LLC from January 2014 to June 2014, and General Counsel and Corporate Secretary of MRD LLC from February 2012 through December 2013. Mr. Roane served as Senior Vice President, Compliance and Administration of MEMP GP from July 2015 to April 2016, Senior Vice President, General Counsel and Corporate Secretary of MEMP GP from November 2014 to July 2015, Vice President, General Counsel and Corporate Secretary of MEMP GP from January 2014 to November 2014, and General Counsel and Corporate Secretary of MEMP GP from February 2012 through December 2013. From 2005 to February 2012, Mr. Roane practiced corporate and securities law at Akin Gump Strauss Hauer & Feld L.L.P.

Richard D. Brannon has served as a member of our board of directors since September 2016. Since June 2014, Mr. Brannon has been Chairman and CEO of Esquisto and, since 2007, President of certain CH4 Energy entities, all companies focused on horizontal development of oil & gas reserves in the Eagle Ford formation. Mr. Brannon serves on the Board of Directors of the general partner of Energy Transfer Equity, L.P., and is currently Chairman of the Audit Committee, and previously served on the boards of Sunoco LP, Regency Energy Partners LP, OEC Compression Corporation and Cornerstone Natural Gas, Inc. Mr. Brannon has over 35 years in the energy business starting his career in 1981 with TXO Production Corp. Further, Mr. Brannon is a Certified Registered Professional Engineer in the State of Texas.

The board of directors believes that Mr. Brannon’s extensive experience in the energy industry, including his past experiences as an executive with various energy companies, brings important and valuable skills to the board of directors and us.

Tony R. Weber has served as a member of our board of directors since September 2016. Mr. Weber currently serves as Managing Partner and Chairman of the Executive Committee for NGP. Prior to joining NGP in December 2003, Mr. Weber was the Chief Financial Officer of Merit Energy Company from April 1998 to December 2003. Prior to that, he was Senior Vice President and Manager of Union Bank of California’s Energy Division in Dallas, Texas from 1987 to 1998. Mr. Weber served as Chairman of the board of directors of MRD from its formation in January 2014 until MRD was acquired by Range Resources Corporation in September 2016. In addition, Mr. Weber served as a member of the board of directors of MEMP GP from December 2011 to March 2016. Further, in his role at NGP, Mr. Weber serves on numerous private company boards as well as industry groups, IPAA Capital Markets Committee and Dallas Wildcat Committee. He currently serves on the Dean’s Council of the Mays Business School at Texas A&M University and was a founding member of the Mays Business Fellows Program.

The board of directors believes that Mr. Weber’s extensive corporate finance, banking and private equity experience bring substantial leadership skill and experience to the board of directors and us.

Scott A. Gieselman has served as a member of our board of directors since September 2016. Mr. Gieselman has served as a Partner for NGP since April 2007. Prior to joining NGP, Mr. Gieselman worked in various positions in the investment banking energy group of Goldman, Sachs & Co., where he became a partner in 2002. Mr. Gieselman has served as a member of the board of directors of Rice Energy, Inc. since January 2014 and was a member of the board of directors of MRD from its formation until it was acquired by Range Resources Corporation in September 2016. In addition, Mr. Gieselman served as a member of the board of directors of MEMP GP from December 2011 until March 2016.

The board of directors believes that Mr. Gieselman’s considerable financial and energy investment banking experience, as well as his experience on the boards of several energy companies bring important and valuable skills to the board of directors and us.

David W. Hayes has served as a member of our board of directors since September 2016. Mr. Hayes has served as a Partner for NGP since 2008. Prior to joining NGP, Mr. Hayes was a member of Merrill Lynch’s Energy Investment Banking group in Houston, Texas, where he focused on mergers and acquisitions and financing in the exploration and production and natural gas pipeline industries. Since June 2015, Mr. Hayes has served as a director for the general partner of PennTex Midstream Partners, LP. Mr. Hayes previously served on the board of directors of the general partner of Eagle Rock Energy Partners, L.P. from June 2011 until its sale to Vanguard Natural Resources LLC in October 2015.

The board of directors believes that Mr. Hayes’s considerable financial and energy investment banking experience, as well as his experience on the boards of several energy companies bring important and valuable skills to the board of directors and us.

There are no family relationships among any of our directors or executive officers.

Board Composition

Upon the closing of this offering, it is anticipated that we will have              directors.

Our board of directors has determined that Messrs.              are independent under NYSE listing standards.

In connection with this offering, we will enter into a voting agreement with WildHorse Holdings and Esquisto Holdings. The voting agreement is expected to provide WildHorse Holdings and Esquisto Holdings with the right to designate a certain number of nominees to our board of directors so long as they and their affiliates collectively beneficially own more than 5% of the outstanding shares of our common stock.

Initially, our board of directors will consist of a single class of directors each serving one year terms. After the Sponsor Group no longer collectively beneficially owns or controls more than 50% of the voting power of our outstanding common stock, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for “cause.”

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Status as a Controlled Company

Because NGP, through WildHorse Holdings and Esquisto Holdings, will beneficially own a majority of our outstanding common stock following the completion of this offering, we expect to be a controlled company under the NYSE corporate governance standards. A controlled company need not comply with the applicable corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, a majority of independent directors on our audit committee within 90 days of the listing date and all independent directors on our audit committee within one year of the listing date.

Because we are a controlled company, we will not be required to, and do not currently expect to have, a compensation committee or a nominating and corporate governance committee. If at any time we cease to be a controlled company, we will take all action necessary to comply with the NYSE listing rules, including appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. We will cease to qualify as a controlled company once NGP, through WildHorse Holdings and Esquisto Holdings, ceases to control a majority of our voting stock.

Committees of the Board of Directors

Upon the conclusion of this offering, we intend to have an audit committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. We anticipate that each standing committee of the board of directors will have the composition and responsibilities described below.

Audit Committee

We will establish an audit committee prior to the completion of this offering.                      will serve as the members of our audit committee. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors within one year of the listing date. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of “audit committee financial expert.”

The audit committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, the fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the NYSE.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our two other most highly compensated officers who served as executive officers during the last completed fiscal year. WildHorse Development, the issuer of common stock in this offering, was formed in August 2016. As a result, we are presenting executive compensation information for the individuals who we expect to serve as named executive officers of WildHorse Development following this offering. Our named executive officers are:

Name	Principal Position
Jay C. Graham	Chief Executive Officer
Anthony Bahr	President
Steve Habachy	Executive Vice President and Chief Operating Officer

2015 Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2015.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)(1)	Total ($)
Jay C. Graham	2015	$266,667	$15,540	$282,207
(Chief Executive Officer and Director)
Anthony Bahr	2015	$266,667	$15,519	$282,186
(President and Director)
Steve Habachy	2015	$258,334	$15,603	$273,937
(Executive Vice President and Chief Operating Officer)

(1)	Amounts in this column reflect (a) matching contributions to the 401(k) Plan (as defined below) made on behalf of our named executive officers for 2015 and (b) life insurance premiums paid for the benefit of our named executive officers for 2015. See “—Narrative Disclosures—Retirement Benefits” below for more information on matching contributions to the 401(k) Plan.

Outstanding Equity Awards at 2015 Fiscal Year-End

The following table reflects information regarding outstanding incentive units held by our named executive officers as of December 31, 2015. WildHorse is currently responsible for making all payments, distributions and settlements to all award recipients relating to the incentive units and following the consummation of this offering, WildHorse Investment Holdings will be responsible for making all payments, distributions and settlements to all award recipients relating to such incentive units. See “—Narrative Disclosures—Incentive Units” for more information on such incentive units prior to and following the consummation of this offering.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options, Exercisable (#)	Number of Securities Underlying Unexercised Options, Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Jay C. Graham
Tier I Units	73,333	126,667	N/A	N/A
Tier II Units	73,333	126,667	N/A	N/A
Tier III Units	0	200,000	N/A	N/A
Tier IV Units	0	200,000	N/A	N/A
Tier V Units	0	200,000	N/A	N/A
Anthony Bahr
Tier I Units	73,333	126,667	N/A	N/A
Tier II Units	73,333	126,667	N/A	N/A
Tier III Units	0	200,000	N/A	N/A
Tier IV Units	0	200,000	N/A	N/A
Tier V Units	0	200,000	N/A	N/A
Steve Habachy
Tier I Units	25,667	44,333	N/A	N/A
Tier II Units	25,667	44,333	N/A	N/A
Tier III Units	0	70,000	N/A	N/A
Tier IV Units	0	70,000	N/A	N/A
Tier V Units	0	70,000	N/A	N/A

(1)	The incentive units are intended to constitute “profits interests” and represent actual (non-voting) equity interests that have no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets have realized a certain level of growth and return to those persons who hold certain other classes of equity. We believe that, despite the fact that the incentive units do not require the payment of an exercise price, these awards are most similar economically to stock options and, as such, they are properly classified as “options” for purposes of the SEC’s executive compensation disclosure rules under the definition provided in Item 402(m)(5)(i) of Regulation S-K since these awards have “option-like features.” The incentive units are divided into five tiers, and each tier has a separate distribution threshold and vesting schedule. Awards reflected as “Exercisable” are incentive units that have vested, and awards reflected as “Unexercisable” are incentive units that have not yet vested. For a description of how and when the incentive units could become vested and when such awards could begin to receive payments, see “—Narrative Disclosures—Incentive Units” below.

Narrative Disclosures

Base Salary

Each named executive officer’s base salary is a fixed component of compensation for each year for performing specific job duties and functions. Historically, the board of managers of WildHorse established the annualized base salary for each of the named executive officers at a level necessary to retain such named executive officer’s services and reviewed such annualized base salary at the end of each year, with adjustments implemented at the beginning of the next year. The establishment and adjustment of the annualized base salary for each named executive officer has generally been based on factors including but not limited to: (i) any increase or decrease in the named executive officer’s responsibility, (ii) the named executive officer’s job performance and (iii) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the prior experience of the board of managers of WildHorse. See “—Narrative Disclosures—Compensation Following This Offering” for more information on how we expect the compensation (including annualized base salary) of our named executive officers will be determined following the consummation of this offering.

Employment, Severance or Change in Control Agreements

We historically have not maintained any employment, severance or change in control agreements with our named executive officers. In addition, our named executive officers are not currently entitled to any payments or other benefits in connection with a termination of employment or a change in control, other than with respect to incentive units as described below under “—Incentive Units.” See “—Narrative Disclosures—Compensation Following This Offering—Change in Control Plan” for more information on the change in control plan that we expect to adopt in connection with the consummation of this offering.

Retirement Benefits

We have not maintained, and do not currently intend to maintain, a defined benefit pension plan or nonqualified deferred compensation plan. Instead, our employees, including our named executive officers, may participate in a retirement plan sponsored by WildHorse Resources Management Company, our wholly owned subsidiary, intended to provide benefits under section 401(k) of the Code (the “401(k) Plan”) pursuant to which employees are allowed to contribute a portion of their base compensation to a tax-qualified retirement account. We provide matching contributions equal to 100% of the first 6% of employees’ eligible compensation contributed to the 401(k) Plan up to a statutory limit, which was $18,000 for the calendar year 2015. Employees are immediately 100% vested in the matching contributions made to their 401(k) Plan account and are always 100% vested in the employee contributions they make to their 401(k) Plan account. Employees may generally receive a distribution of the vested portion of their 401(k) Plan account upon (i) a termination of employment, (ii) normal retirement, (iii) disability or (iv) death.

Incentive Units

WildHorse Incentive Units

In 2014, Messrs. Graham, Bahr and Habachy received an award of incentive units in WildHorse pursuant to the Limited Liability Company Agreement of WildHorse Resources II, LLC (the “WildHorse LLC Agreement”), which are profits interests that represent actual (non-voting) equity interests in WildHorse (the “WildHorse Incentive Units”), in order to provide Messrs. Graham, Bahr and Habachy with the ability to benefit from the growth in our operations and business. The WildHorse Incentive Units are divided into five tiers, with each tier currently comprised of one tranche. A potential payout for each tranche will occur when a certain specified level of cumulative cash distributions has been received by the capital interest holding members of WildHorse. Tier I units and Tier II units each vest in five equal annual installments beginning on the first anniversary of the applicable date of grant (with vesting between such anniversaries occurring pro rata each month), although such vesting will be fully accelerated upon the occurrence of either (i) (a) with respect to the Tier I units, satisfaction of the payment threshold established for the Tier I units or (b) with respect to the Tier II units, satisfaction of the payment threshold established for the Tier II units or (ii) with respect to both Tier I and Tier II units, a “Fundamental Change” (as defined below). Tier III, Tier IV and Tier V units each only vest upon satisfaction of the payment threshold established for the applicable tier. All WildHorse incentive units that have not yet vested according to their applicable vesting requirements will automatically be forfeited and become null and void at the time a grantee’s employment is terminated for any reason other due to death or disability. If a grantee’s employment is terminated due to death or disability, any Tier I or Tier II units that would have become vested within 12 months of such termination shall automatically vest upon such termination. If a grantee’s employment is terminated for “cause” (as defined below) or such grantee resigns or terminates the service relationship early other than due to death or disability (each, a “voluntary termination”), all vested WildHorse Incentive Units will be forfeited at the time of termination. In the event that a grantee’s employment is terminated other than (i) for cause or (ii) due to a voluntary termination, such grantee will retain all vested WildHorse Incentive Units following such termination. For purposes of the foregoing, a grantee’s termination of employment means the termination of a grantee’s employment with WildHorse, its subsidiaries and affiliates, including us.

The Tier I units entitle Tier I unitholders to 20% of future distributions only after all of the members that have made capital contributions to WildHorse have received cumulative cash distributions in respect of their membership interests equal to their cumulative capital contributions multiplied by (1.08)n, where “n” is equal to the “Weighted Average Capital Contribution Factor” (as defined below) determined as of the date of such distribution. The Tier II units entitle Tier II unitholders to 5% of future distributions only after all of the members that have made capital contributions to WildHorse have received cumulative cash distributions in respect of their membership interests equal to their cumulative capital contributions multiplied by (1.20)n, where “n” is equal to the Weighted Average Capital Contribution Factor determined as of the date of such distribution. The Tier III units entitle Tier III unitholders to 5% of future distributions only after all of the members that have made capital contributions to WildHorse have received cumulative cash distributions in respect of their membership interests equal to two (2) times their cumulative capital contributions. The Tier IV units entitle Tier IV unitholders to 5% of future distributions only after all of the members that have made capital contributions to WildHorse have received cumulative cash distributions in respect of their membership interests equal to two and one-half (2.5) times their cumulative capital contributions. The Tier V units entitle Tier V unitholders to 5% of future distributions only after all of the members that have made capital contributions to WildHorse have received cumulative cash distributions in respect of their membership interests equal to three (3) times their cumulative capital contributions. “Weighted Average Capital Contribution Factor” is, as of any date of calculation, a weighted average equal to the sum of the amounts determined for each date on which capital contributions have been funded calculated as the product of (a) the percentage of the total capital commitments funded on each date, times (b) the number of years from the date of each capital contribution until the date of such calculation (with a partial year being expressed as a decimal determined by dividing the number of days which have passed since the most recent anniversary by 365).

Under the WildHorse LLC Agreement, a “Fundamental Change” is generally the occurrence of any of the following events: (i) (a) WildHorse merges or consolidates with or into, or enters into any similar transaction with, any person other than one of WildHorse’s affiliates, members or certain of its other related parties; (b) WildHorse’s outstanding interests are sold or exchanged in a single transaction, or a series of related transactions, to any person other than one of WildHorse’s affiliates, members or certain of its other related parties; or (c) WildHorse sells, leases, licenses or exchanges, or agrees to sell, lease, license or exchange, all or substantially all of WildHorse’s assets to a person that is not one of WildHorse’s affiliates, members or certain of its other related parties, provided that in the case of any such transaction described in (a), (b) or (c), the individuals that served as members of WildHorse’s board of managers before the consummation of such transaction cease to constitute at least a majority of the members of the board or analogous managing body of the surviving or acquiring entity immediately following completion of such transaction; (ii) any person or group (other than one of WildHorse’s affiliates, members or certain of its other related parties) purchases or otherwise acquires the right to vote or dispose of securities of WildHorse representing 50% or more of the total voting power of all outstanding voting securities of WildHorse, unless the transaction was approved WildHorse’s board of managers (provided that, no capital contributions made by NGP or its successors and assigns shall cause a Fundamental Change); or (iii) WildHorse is dissolved and liquidated. All of the transactions occurring in connection with the Corporate Reorganization involve one of WildHorse’s affiliates, members or its other related parties, and no interests of WildHorse or WildHorse Investment Holdings are being offered by us in this offering. As a result, neither the Corporate Reorganization nor this offering constitutes a Fundamental Change under the WildHorse LLC Agreement.

Under the WildHorse LLC Agreement, a termination for “cause” generally occurs upon an individual’s: (i) conviction of, or plea of nolo contendere to, any felony or crime causing substantial harm to WildHorse or its affiliates or involving acts of theft, fraud, embezzlement, moral turpitude, or similar conduct; (ii) repeated intoxication by alcohol or drugs during the performance of the individual’s duties in a manner that materially and adversely affects the performance of such duties; (iii) malfeasance in the conduct of the individual’s duties, including but not limited to (a) misuse or diversion of funds of WildHorse or its affiliates, (b) embezzlement or (c) material misrepresentations or concealments on any written reports submitted to WildHorse or its affiliates; (iv) material violation of the Voting and Transfer Restriction Agreement among WildHorse and its members or the individual’s confidentiality and noncompete agreement; or (v) material failure to perform the duties of the individual’s employment relationship with WildHorse or its affiliates (including us), or material failure to follow or comply with the reasonable and lawful written directives of our board of directors, WildHorse’s board of managers or the board of an affiliate of WildHorse by which the individual is employed, in either case, after the individual shall have been informed, in writing, of such material failure and given a period of not less than 60 days to remedy the failure.

As of the date of this filing, no tier of WildHorse Incentive Units has received a payout. Prior to the Corporate Reorganization and this offering, WildHorse is responsible for making all payments, distributions and settlements to all award recipients relating to the WildHorse Incentive Units as the WildHorse Incentive Units are equity interests in WildHorse. In connection with the Corporate Reorganization and this offering, Messrs. Graham, Bahr and Habachy (and other WildHorse Incentive Unit holders) will transfer their WildHorse Incentive Units to WildHorse Investment Holdings in exchange for substantially similar incentive units in WildHorse Investment Holdings (the “Exchanged Incentive Units”). As a result, following the Corporate Reorganization and this offering, WildHorse Investment Holdings will be responsible for making all payments, distributions and settlements to all award recipients relating to the Exchanged Incentive Units as the Exchanged Incentive Units will be equity interests in WildHorse Investment Holdings. In other words, the burden of the WildHorse Incentive Units currently attributable to WildHorse will be replicated with respect to the Exchanged Incentive Units under the limited liability company agreement of WildHorse Investment Holdings. The Exchanged Incentive Units are profits interests that will represent actual (non-voting) equity interests in WildHorse Investment Holdings, in order to provide holders thereof with the ability to benefit from the growth in WildHorse Investment Holdings’ operations and business. A potential payout for each tranche will occur when a specified level of cumulative cash distributions has been received by the capital interest holding members of WildHorse Investment Holdings. Generally, it is anticipated that such distributions will occur in connection with sales of our common stock by WildHorse Holdings. While any payments, distributions and settlements made by WildHorse Investment Holdings with respect to the Exchanged Incentive Units will not involve any cash payment by us, we will recognize non-cash compensation expense within general and administrative expenses, which may be material, in the period in which the applicable performance conditions are probable of being satisfied. We will receive a deemed capital contribution with respect to such compensation expense. Because we will not be a party to the limited liability company agreement of WildHorse Investment Holdings, we cannot be certain that the terms of the Exchanged Incentive Units, as applicable, will remain the same in the future.

Compensation Following This Offering

We expect to employ a compensation philosophy that will emphasize pay-for-performance, which is expected to be based on a combination of our performance and the individual’s impact on our performance and is expected to place the majority of each named executive officer’s compensation at risk. We expect that the future compensation of our executive and non-executive officers will include a significant component of incentive compensation based on our performance. The performance metrics governing such incentive compensation is not expected to be tied in any way to the performance of entities other than us. We believe this pay-for-performance approach will generally align the interests of our executive officers with that of our stockholders, and at the same time enable us to maintain a lower level of base overhead in the event our operating and financial performance fails to meet expectations.

We will design our executive compensation program to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interest with that of our stockholders, and to reward success in reaching such goals. We expect that we will use three primary elements of compensation to fulfill that design—base salary, cash bonuses and long-term equity incentive awards. Cash bonuses and long-term equity incentive awards (as opposed to base salary) represent the performance driven elements. They are also flexible in application and can be tailored to meet our objectives. The determination of specific individuals’ cash bonuses reflects their relative contribution to achieving or exceeding annual goals, and the determination of specific individuals’ long-term equity incentive awards is based on their expected contribution in respect of longer term performance objectives.

We do not intend to establish a defined benefit or pension plan for our executive officers because we believe such plans primarily reward longevity rather than performance. We will provide a basic benefits package generally to all employees, which includes the 401(k) Plan and health, disability and life insurance.

Following the consummation of this offering, we expect that the following individuals are the executive officers who may qualify as our named executive officers for the year ended December 31, 2016:

Name	Principal Position
Jay C. Graham	Chief Executive Officer
Anthony Bahr	President
Andrew J. Cozby	Executive Vice President and Chief Financial Officer
Steve Habachy	Executive Vice President and Chief Operating Officer
Kyle N. Roane	Executive Vice President, General Counsel and Corporate Secretary

However, the actual determination of our named executive officers for the year ended December 31, 2016 will depend on who serves as our principal executive officer and our two other most highly compensated officers who serve as executive officers during 2016.

The following table sets forth the expected annualized base salary and expected annual target bonus opportunity for each of our potential named executive officers for 2016:

Name	2016 Base Salary	2016 Target Bonus Opportunity (% of Base Salary)
Jay C. Graham	$450,000	100%
Anthony Bahr	$450,000	100%
Andrew J. Cozby	$350,000	80%
Steve Habachy	$350,000	80%
Kyle N. Roane	$350,000	80%

IPO Bonuses

We intend to grant certain employees, including our potential named executive officers, bonuses in connection with the consummation of this offering. The bonuses are expected to be granted to such employees in the form of restricted stock awards that will be governed by our LTIP. It is anticipated that the restricted stock awards will be granted following the closing of this offering and will be subject to a three-year graded vesting schedule. We expect that these bonuses will consist of an aggregate of              shares of restricted stock for all employees (including our named executive officers), which represents approximately $             million (assuming the value of each restricted share is equal to $             (which represents the midpoint of the price range set forth on the cover of this prospectus with respect to a share of our common stock)). We expect that our potential named executive officers will receive the following awards of restricted stock as bonuses following the closing of this offering: Mr. Graham:              shares; Mr. Bahr:              shares; Mr. Cozby:              shares; Mr. Habachy:              shares; and Mr. Roane:              shares. However, our LTIP has not yet been adopted and such awards have not yet been granted. As a result, the foregoing remains subject to change and is qualified in its entirety by reference to the final awards once granted.

WildHorse Holdings and Esquisto Holdings Incentive Units

In connection with the Corporate Reorganization and this offering, it is anticipated that WildHorse Holdings and Esquisto Holdings will grant certain employees, including our potential named executive officers, awards of incentive units in WildHorse Holdings (the “WildHorse Holdings Incentive Units”) and Esquisto Holdings (the “Esquisto Holdings Incentive Units”) pursuant to the limited liability company agreements of WildHorse Holdings and Esquisto Holdings. The WildHorse Holdings Incentive Units and Esquisto Holdings Incentive Units are expected to represent actual (non-voting) equity interests in WildHorse Holdings and Esquisto Holdings. The WildHorse Holdings Incentive Units and Esquisto Holdings Incentive Units are expected to be divided into two tiers, with each tier comprised of one tranche. Tier I incentive units and Tier II incentive units would each vest in three equal annual installments beginning on the first anniversary of the applicable date of grant. Tier I incentive units would entitle Tier I incentive unitholders to 10% of future distributions by each of WildHorse Holdings and Esquisto Holdings in excess of the value of our common stock held by each of WildHorse Holdings and Esquisto Holdings based upon the initial public offering price of such common stock in this offering plus a 5% internal rate of return until such time as total distributions from WildHorse Holdings and Esquisto Holdings to the Tier I incentive unitholders equals $50 million in the aggregate. Tier II incentive units would then entitle the Tier II incentive unitholders to 10% of all subsequent distributions by each of WildHorse Holdings and Esquisto Holdings. WildHorse Holdings and Esquisto Holdings will be responsible for making all payments, distributions and settlements to all award recipients relating to the WildHorse Holdings Incentive Units and Esquisto Holdings Incentive Units, respectively, as the WildHorse Holdings Incentive Units and Esquisto Holdings Incentive Units will represent equity interests in WildHorse Holdings and Esquisto Holdings, respectively. While any payments, distributions and settlements made by WildHorse Holdings or Esquisto Holdings with respect to the WildHorse Holdings Incentive Units or Esquisto Holdings Incentive Units, as applicable, is not expected to involve any cash payment by us, we expect to recognize non-cash compensation expense within general and administrative expenses, which may be material, in the period in which the applicable performance conditions are probable of being satisfied. We will receive a deemed capital contribution with respect to such compensation expense.

We expect that our potential named executive officers will receive the following awards of WildHorse Holdings Incentive Units and Esquisto Holdings Incentive Units in connection with the consummation of this offering:

Name	WildHorse Holdings Units		Esquisto Holdings Units
Jay C. Graham	Tier I: units	Tier II: units	Tier I: units	Tier II: units
Anthony Bahr	Tier I: units	Tier II: units	Tier I: units	Tier II: units
Andrew J. Cozby	Tier I: units	Tier II: units	Tier I: units	Tier II: units
Steve Habachy	Tier I: units	Tier II: units	Tier I: units	Tier II: units
Kyle N. Roane	Tier I: units	Tier II: units	Tier I: units	Tier II: units

Because we will not be a party to the limited liability company agreement of WildHorse Holdings or Esquisto Holdings, we cannot be certain that the terms of the WildHorse Holdings Incentive Units or Esquisto Holdings Incentive Units, as applicable, will remain the same in the future.

Change in Control Plan

We believe that it is important to provide our named executive officers with certain severance and change in control payments or benefits in order to establish a stable work environment for the individuals responsible for our day to day management. We historically have not maintained any employment, severance or change in control agreements with any of our named executive officers. However, in order to better assist us in our above-stated goal, we expect to adopt the Executive Change in Control and Severance Plan (the “CIC Plan”), which will cover our named executive officers and certain other executives. The following description of the CIC Plan is based on the form we anticipate adopting, but the CIC Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final CIC Plan once adopted.

The CIC Plan provides certain severance and change in control benefits to our named executive officers and certain other executives who are selected by our board of directors, or a committee thereof (as applicable, the “Committee”). Upon the occurrence of a “change in control” (as defined in the CIC Plan), all outstanding unvested equity awards held by a participant will immediately become fully vested. Further, if a participant’s employment with us is terminated:

•

Due to death or “disability” (as defined in the CIC Plan), the participant is entitled to receive (i) an amount equal to the participant’s annualized base salary, paid in a lump sum, (ii) continued health benefits for 18 months, (iii) a pro-rated annual bonus for the calendar year in which the participant’s termination date occurs and (iv) all unpaid salary and other outstanding amounts owed to the participant.

•

By us without “cause” or by the participant for “good reason” (as such quoted terms are defined in the CIC Plan), the participant is entitled to receive (i) a lump sum payment in an amount equal to one (1.0) times (or (x) one and one-half (1.5) times in the case of one of our Executive Vice Presidents or (y) two (2) times in the case of our CEO or President) the sum of (a) the participant’s annualized base salary plus (b) the greater of the participant’s average annual performance bonus for the preceding two calendar years or the participant’s target annual performance bonus for the calendar year in which the termination occurs, (ii) continued health benefits for 12 months (or (x) 18 months in the case of one of our Executive Vice Presidents or (y) 24 months in the case of our CEO or President), (iii) a pro-rated annual bonus for the calendar year in which the participant’s termination date occurs, (iv) all unpaid salary and other outstanding amounts owed to the participant and (v) accelerated vesting of all outstanding unvested equity awards.

•

By us without cause or by the participant for good reason, in either case, within two years following the occurrence of a change in control, the participant is entitled to receive (i) a lump sum payment in an amount equal to two (2) times (or (x) two and one-half (2.5) times in the case of one of our Executive

Vice Presidents or (y) three (3) times in the case of our CEO or President) the sum of (a) the participant’s annualized base salary plus (b) the greater of the participant’s average annual performance bonus for the preceding two calendar years or the participant’s target annual performance bonus for the calendar year in which the termination occurs, (ii) continued health benefits for 24 months (or (x) 30 months in the case of one of our Executive Vice Presidents or (y) 36 months in the case of our CEO or President), (iii) a pro-rated annual bonus for the calendar year in which the participant’s termination date occurs and (iv) all unpaid salary and other outstanding amounts owed to the participant.

The CIC Plan does not provide a tax gross-up provision for federal excise taxes that may be imposed under section 4999 of the Code. Instead, the CIC Plan includes a modified cutback provision, which states that, if amounts payable to a plan participant under the CIC Plan (together with any other amounts that are payable by us as a result of a change in control (the “Payments”) exceed the amount allowed under section 280G of the Code for such participant, thereby subjecting the participant to an excise tax under section 4999 of the Code, then the Payments will either be: (i) reduced to the level at which no excise tax applies, such that the full amount of the Payments would be equal to $1 less than three times the participant’s “base amount,” which is generally the average W-2 earnings for the five calendar years immediately preceding the date of termination, or (ii) paid in full, which would subject the participant to the excise tax. We will determine, in good faith, which alternative produces the best net after tax position for a participant.

The CIC Plan may be amended or terminated by resolution of two-thirds of our board of directors, except that (i) no amendment adopted within one year prior to a change in control may adversely affect any participant without his or her consent, (ii) no amendment may be made at the request of a third party that takes steps to effectuate a change in control or otherwise in connection with a change in control and (iii) no amendment may be made within two years following the occurrence of a change in control that would adversely affect any individual who is a participant on the change in control date.

Director Compensation

WildHorse Development, the issuer of common stock in this offering, was formed in August 2016. No obligations with respect to compensation for directors have been accrued or paid for any periods prior to such formation date or following such formation date during fiscal year 2015 or to date in 2016. Individuals serving on the board of managers of WildHorse and Esquisto did not receive any compensation for their services on such boards of managers during fiscal year 2015.

Going forward, we believe that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. We also believe that a significant portion of the total compensation package for our non-employee directors should be equity-based to align the interest of directors with our stockholders.

We are reviewing the non-employee director compensation packages provided by certain peer companies and intend to implement a non-employee director compensation program in connection with this offering.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

2016 Long-Term Incentive Plan

Prior to the completion of this offering, we anticipate that our board of directors will adopt a long-term incentive plan pursuant to which our employees, consultants and directors (and those of our subsidiaries), including our named executive officers, will be eligible to receive awards. We anticipate that our LTIP will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards, and performance awards intended to align the interests of participants with those of our stockholders. The following description of our LTIP is based on the form we anticipate adopting, but our LTIP has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final LTIP once adopted.

Administration. We anticipate that our LTIP will be administered by our board of directors, or a committee thereof (as applicable, the “Plan Administrator”). The Plan Administrator will have the authority to, among other things, designate eligible persons as participants under our LTIP, determine the type or types of awards to be granted to eligible persons, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer our LTIP. The Plan Administrator may terminate or amend our LTIP at any time with respect to any shares of our common stock for which a grant has not yet been made. The Plan Administrator also has the right to alter or amend our LTIP or any part of our LTIP from time to time, including increasing the number of shares of our common stock that may be granted, subject to stockholder approval as required by any exchange upon which our common stock is listed at that time. However, no change to any outstanding award may be made that would materially and adversely affect the rights of the participant under the award without the consent of the participant.

Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, we anticipate that the number of shares available for delivery pursuant to awards granted under our LTIP will not exceed              shares of our common stock. There is no limit on the number of awards that may be granted and paid in cash. Shares subject to awards under our LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including shares withheld to satisfy exercise prices or tax withholding obligations, will again be available for awards under our LTIP. The shares of our common stock to be delivered under our LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

Stock Options. A stock option, or option, is a right to purchase shares of our common stock at a specified price during specified time periods. It is anticipated that options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Options granted under our LTIP can be either incentive options (within the meaning of section 422 of the Code), which have certain tax advantages for recipients, or non-qualified options. No option will have a term that exceeds ten years.

Stock Appreciation Rights. A stock appreciation right is an award that, upon exercise, entitles a participant to receive the excess of the fair market value of our common stock on the exercise date over the grant price established for the stock appreciation right on the date of grant. Such excess will be paid in cash or in common stock, or a combination thereof. It is anticipated that stock appreciation rights will have a grant price that may not be less than the fair market value of our common stock on the date of grant.

Restricted Stock. A restricted stock grant is an award of common stock that vests over a period of time and, during such time, is subject to transfer limitations, a risk of forfeiture and other restrictions imposed by the Plan Administrator, in its discretion. During the restricted period, a participant will have rights as a stockholder, including the right to vote the common stock subject to the award and to receive cash dividends thereon (which may, if required by the Plan Administrator, be subjected to the same vesting terms that apply to the underlying award of restricted stock).

Restricted Stock Units. A restricted stock unit is a notional share that entitles the grantee to receive shares of our common stock, cash or a combination thereof, as determined by the Plan Administrator, following a specified period.

Stock Awards. A stock award is a transfer of unrestricted shares of our common stock on terms and conditions determined by the Plan Administrator.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our common stock, or other periodic payments at the discretion of the Plan Administrator. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our common stock.

Cash Awards. Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

Substitute Awards. Awards may be granted in substitution or exchange for any other award granted under our LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under our LTIP in substitution for similar awards held for individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity by or with us or one of our affiliates.

Performance Awards. A performance award is a right to receive all or part of an award granted under our LTIP based upon performance conditions specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, common stock, other awards or other property, in the discretion of the Plan Administrator.

Tax Withholding. The Plan Administrator will determine, in its sole discretion, the form of payment acceptable to satisfy a participant’s obligations with respect to withholding taxes and other tax obligations relating to an award, including, without limitation, the delivery of cash or cash equivalents, common stock (including previously owned shares, net settlement, broker-assisted sale or other cashless withholding or reduction of the amount of shares of our common stock otherwise issuable or delivered pursuant to the award), other property or any other legal consideration that the Plan Administrator deems appropriate.

Change in Control. Upon a “change in control” (as defined in our LTIP), the Plan Administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the Plan Administrator deems appropriate to reflect the change in control.

Other Adjustments. In the case of (i) a subdivision or consolidation of our common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of our LTIP, as appropriate, with respect to the maximum number of shares available under our LTIP, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Termination of Employment or Service. The consequences of the termination of a participant’s employment, consulting arrangement, or membership on the board of directors will be determined by the Plan Administrator in the terms of the relevant award agreement.

Awards To Be Granted Following This Offering. Following the closing of this offering, we expect that the Plan Administrator will grant awards under our LTIP consisting of an aggregate of              shares of restricted stock to certain of our key employees, including each of our executive officers, as further described in “—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses.” Other than such awards, we do not currently anticipate that the Plan Administrator will grant additional awards under our LTIP during the remainder of 2016.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of the Corporate Reorganization and this offering, will be owned by:

•	Each of the selling stockholders;

•	each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

•	each member of our board of directors;

•	our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors or named executive officer, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o 9805 Katy Freeway, Suite 400, Houston, TX 77024.

WildHorse Holdings and Esquisto Holdings were created in connection with this offering to serve as holding companies for the direct or indirect interests of the Existing Owners following our Corporate Reorganization. Each of the members of WildHorse Holdings and Esquisto Holdings, including our executive officers, will have an indirect interest in the shares of common stock sold by WildHorse Holdings and Esquisto Holdings. Prior to the completion of our Corporate Reorganization, the direct or indirect ownership interests of our directors and executive officers were represented by limited liability company interests in WildHorse and Esquisto.

The underwriters have an option to purchase a maximum of          additional shares from the selling stockholders to cover over-allotments of shares. However, the table below assumes no exercise of such option.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering		Shares Offered Hereby	Shares Beneficially Owned After this Offering
	Number	Percentage		Number	Percentage
Selling Stockholders / 5% Stockholders:
WildHorse Holdings, LLC(1)
Esquisto Holdings, LLC(2)
Directors and Named Executive Officers:
Jay C. Graham
Anthony Bahr
Steve Habachy
Richard D. Brannon
Scott A. Gieselman
David W. Hayes
Tony R. Weber
Directors and Executive Officers as a Group ( Persons)

(1)

The board of managers of WildHorse Holdings has voting and dispositive power over these shares. The board of managers of WildHorse Holdings consists of Anthony Bahr (our President and one of our directors) and Scott A. Gieselman, David W. Hayes and Tony R. Weber (each of which is one of our directors). None of such persons individually has voting and dispositive power over these shares, and the board of managers of WildHorse Holdings acts by majority vote and thus each such person is not deemed to beneficially own the shares held by WildHorse Holdings. Immediately following consummation of the Corporate Reorganization, (i) WildHorse Investment Holdings will own 100% of the capital interests in WildHorse Holdings and (ii) NGP X US Holdings, L.P. (“NGP X US Holdings”) will own 89.82% of

WildHorse Investment Holdings, and certain members of our management team will own the remaining 10.18%. As a result, NGP X US Holdings may be deemed to indirectly beneficially own the shares held by WildHorse Holdings. NGP X US Holdings disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. NGP X Holdings GP, L.L.C. (the sole general partner of NGP X US Holdings), NGP Natural Resources X, L.P. (the sole member of NGP X Holdings GP, L.L.C.), G.F.W. Energy X, L.P. (the sole general partner of NGP Natural Resources X, L.P.) and GFW X, L.L.C. (the sole general partner of G.F.W. Energy X, L.P.) may each be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. GFW X, L.L.C. has delegated full power and authority to manage NGP X US Holdings to NGP Energy Capital Management, L.L.C. (“NGP ECM”) and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Tony R. Weber and Chris Carter are the managing partners of NGP ECM. In addition, Craig Glick and Christopher Ray are Partners of NGP ECM. Although none of Messrs. Carter, Weber, Glick or Ray individually has voting or dispositive power over these shares, such individual may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Each of Messrs. Carter, Weber, Glick and Ray disclaims beneficial ownership of these shares except to the extent of his respective pecuniary interest therein. The number of shares reflected in the table above as beneficially owned by WildHorse Holdings does not include shares held by Esquisto Holdings that are subject to the terms of the voting agreement. See “Certain Relationships and Related Party Transactions—Voting Agreement.”
(2)	The board of managers of Esquisto Holdings has voting and dispositive power over these shares. The board of managers of Esquisto Holdings consists of Richard Brannon (one of our directors), Mike Hoover, Bruce Selkirk, Brian Minnehan, David W. Hayes (one of our directors), David R. Albin and Craig Glick. None of such persons individually has voting and dispositive power over these shares, and the board of managers of Esquisto Holdings acts by majority vote and thus each such person is not deemed to beneficially own the shares held by Esquisto Holdings. Immediately following consummation of the Corporate Reorganization, (i) Esquisto Investment Holdings will own 100% of the capital interests in Esquisto Holdings and (ii) NGP IX US Holdings, L.P. (“NGP IX US Holdings”) and NGP XI US Holdings, L.P. (“NGP XI US Holdings”) directly and indirectly will own 29.02% and 60.00% of Esquisto Investment Holdings, respectively, and certain members of Esquisto’s management team will own the remaining 10.98%. As a result, NGP IX US Holdings and NGP XI US Holdings may be deemed to indirectly beneficially own the shares held by Esquisto Holdings. Each of NGP IX US Holdings and NGP XI US Holdings disclaim beneficial ownership of these shares except to the extent of its pecuniary interest therein. NGP IX Holdings GP, L.L.C. (the sole general partner of NGP IX US Holdings), NGP XI Holdings GP, L.L.C. (the sole general partner of NGP XI US Holdings), NGP Natural Resources IX, L.P. (the sole member of NGP IX Holdings GP, L.L.C.), NGP Natural Resources XI, L.P. (the sole member of NGP XI Holdings GP, L.L.C.), G.F.W. Energy IX, L.P. (the sole general partner of NGP Natural Resources IX, L.P.), G.F.W. Energy XI, L.P. (the sole general partner of NGP Natural Resources XI, L.P.), GFW IX, L.L.C. (the sole general partner of G.F.W. Energy IX, L.P.) and GFW XI, L.L.C. (the sole general partner of G.F.W. Energy XI, L.P.) may each be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. GFW IX, L.L.C. and GFW XI, L.L.C. have delegated full power and authority to manage NGP IX US Holdings and NGP XI US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Tony R. Weber and Chris Carter are the managing partners of NGP ECM. In addition, Craig Glick and Christopher Ray are Partners of NGP ECM. Although none of Messrs. Carter, Weber, Glick or Ray has voting or dispositive power over these shares, such individual may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. Each of Messrs. Carter, Weber, Glick and Ray disclaims beneficial ownership of these shares except to the extent of his respective pecuniary interest therein. The number of shares reflected in the table above as beneficially owned by Esquisto Holdings does not include shares held by WildHorse Holdings that are subject to the terms of the voting agreement. See “Certain Relationships and Related Party Transactions—Voting Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical Transactions with Affiliates

Corporate Reorganization

As described in “Prospectus Summary—Corporate Reorganization,” in connection with this offering, we will complete certain reorganization transactions pursuant to which we will acquire all of the interests in WildHorse and Esquisto owned by WildHorse Holdings and Esquisto Holdings, respectively, in exchange for                  shares and                  shares, respectively, of our common stock.

Related Party Transactions prior to the Corporate Reorganization

WildHorse. During 2014 and 2015, WildHorse issued promissory notes in favor of WildHorse’s management to fund future capital commitments. As of December 31, 2015 and 2014, promissory note advances outstanding to WildHorse’s management were $2.4 million and $1.7 million, respectively. Promissory note advances carry an interest rate of 2.5%. In 2015 and 2014 $0.1 million and $0.2 million in interest was accrued to the promissory notes, respectively. In 2015 and 2014, management paid $0.1 million and $0.3 million of promissory note interest, respectively. These promissory notes will be repaid and terminated prior to completion of this offering.

WildHorse and WildHorse Resources, LLC (“WHR”), an entity formerly under common control with WildHorse, entered into a Management Agreement in August 2013 pursuant to which WHR provided certain administrative and land services to WildHorse. Further, on August 8, 2013, WildHorse and WHR entered into an Asset and Cost Sharing Agreement where, among other things, WildHorse and WHR agreed to share certain general and administrative costs. As a result of these agreements, WildHorse made net payments of $5.0 million to WHR in 2014.

On June 18, 2014, (i) the Management Agreement and the Asset Cost Sharing Agreement were terminated, (ii) WildHorse purchased WHRM from WHR for $0.2 million and (iii) WildHorse, through WHRM, began providing accounting and operating transition services to WHR, including administrative and land services, pursuant to the Management Services Agreement.

As a result of the Management Services Agreement, WildHorse made $57.6 million in net payments to WHR in 2015 but received net payments of $53.0 million from WHR and its affiliates in 2014. WildHorse was owed $0.0 million and $1.6 million, net, as of December 31, 2015 and 2014, respectively. On February 25, 2015, the Management Services Agreement was terminated effective March 1, 2015.

During the year ended December 31, 2015, WildHorse made payments of $1.0 million to Cretic Energy Services, LLC, a NGP affiliated company, for services related to drilling and completion activities.

Esquisto. During 2015 and 2014, Esquisto accrued $4.3 million and $2.1 million, respectively, as general and administrative expenses payable to its members, who historically have managed Esquisto. These liabilities have been recorded on the accompanying balance sheets as long-term notes payable to members. They will accrue interest at the Applicable Federal Rate beginning in 2017 if not paid in full and be subordinate to all other bank debt.

Esquisto paid Petromax Operating Company, Inc. (“Petromax”), who served as the named operator of, and provided certain operational services for, the majority of Esquisto’s wells, $981,000 and $218,000 during 2015 and 2014, respectively, for overhead charges on drilling and producing wells at market rates as set forth in joint operating agreements and in accordance with an operating agreement between Petromax and Esquisto. Petromax is owned 33% by Mike Hoover, the Chief Operating Officer of Esquisto, who also owns indirectly approximately 7% of Esquisto.

Esquisto paid Calbri Energy, Inc. $380,000 and $49,000 in 2015 and 2014, respectively, for completion consulting services. Calbri Energy, Inc. owned a less than 1% membership interest in Esquisto as of December 31, 2015.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners. Under to the registration rights agreement, we will agree to register the sale of shares of our common stock under certain circumstances.

Voting Agreement

In connection with the closing of this offering, we expect WildHorse Holdings and Esquisto Holdings to enter into a voting agreement, pursuant to which they will agree to vote their shares of common stock in accordance with the terms thereof, including with respect to the election of directors.

Transition Services Agreement

Upon the closing of this offering, we will enter into a transition services agreement with CH4 Management Inc., Petromax Operating Company, Inc. and Crossing Rocks Energy, LLC (affiliates of Esquisto and, collectively, the “Service Providers”), pursuant to which the Service Providers will provide certain engineering, land and operating services to us for six months relating to our Eagle Ford Acreage. In exchange for such services, we will pay a monthly management fee to the Service Providers.

The Service Providers do not have a termination right under the transition services agreement. We may terminate the transition services agreement at any time by providing 30-days prior written notice to the Service Providers. The transition services agreement may only be assigned by a party with each other party’s consent. NGP and certain former management members of Esquisto own the Service Providers.

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of WildHorse Development will consist of                  shares of common stock, $0.01 par value per share, of which                  shares will be issued and outstanding, and                  shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of WildHorse Development does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                  shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE or the NASDAQ, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Under our amended and restated certificate of incorporation, we have elected not to be subject to the provisions of Section 203 of the DGCL.

Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•

provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that our bylaws can be amended by the board of directors; and

•	at any time after the Sponsor Group no longer collectively owns or controls the voting of more than 50% of the outstanding shares of our common stock,

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•

provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

•

provide that our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding common stock);

•

provide that special meetings of our stockholders may only be called by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

•

provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors; and

•

provide that the affirmative vote of the holders of at least 75% of the voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to remove any or all of the directors from office and such removal may only be for cause.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•

NGP and its affiliates have the right to, and have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients or customers, or invest or own any interest publicly or privately in, or develop a business relationship with, any business that is competitive or in the same line of business as us;

•	if NGP or its affiliates acquire knowledge of a potential transaction that could be a corporate opportunity, it has no duty to offer such corporate opportunity to us; and

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•

any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

For a description of registration rights with respect to our common stock, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “WRD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders and the          shares of common stock issued to the third-party sellers in the Rosewood Acquisition will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus;

•

shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension).

Lock-up Agreements

We and all of our directors and executive officers, the selling stockholders and certain of our stockholders and employees have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Barclays Capital Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See “Underwriting (Other Relationships)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register shares issuable under our LTIP. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above. Following the completion of this offering, we expect to grant awards under our LTIP consisting of an aggregate of              shares of restricted stock to certain of our key employees. See “Executive Compensation—Narrative Disclosures—Compensation Following This Offering—IPO Bonuses.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States;

•	real estate investment trusts or regulated investment companies; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not plan to make any distributions on our common stock for the foreseeable future. However, in the event we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder with respect to our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include the gain described in the second bullet point above.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

INVESTMENT IN WILDHORSE RESOURCE DEVELOPMENT CORPORATION BY

EMPLOYEE BENEFIT PLANS

An investment in our common stock by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, restrictions imposed by Section 4975 of the Internal Revenue Code of 1986, as amended, or the Code, and/or provisions under certain other federal, state, local, and non-U.S. laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” may include, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) and entities whose underlying assets are considered to include “plan assets” of such plans, accounts or arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws; and

•	whether, in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our common stock is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the employee benefit plan. Certain statutory or administrative exemptions from the prohibited transaction rules under ERISA and the Code may be available to an employee benefit plan that is directly or indirectly purchasing our common stock.

In addition to considering whether the purchase of our common stock is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our common stock, be deemed to own an undivided interest in our assets, with the result that our general partner may also be a fiduciary of the plan and our operations may be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Under these regulations, an entity’s underlying assets generally would not be considered to be “plan assets” if, among other things:

(1)	the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are “freely transferable” (as defined in the applicable Department of Labor regulations) and are either registered pursuant to certain provisions of the federal securities laws or sold to the plan as part of a public offering under certain conditions;

(2)	the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any person or entity who has discretionary authority or control over our assets or who provides investment advice for any direct or indirect fee with respect to our assets, is held by the employee benefit plans referred to above (but not including governmental plans, foreign plans and certain church plans, in each case, as defined under ERISA).

The foregoing discussion is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. Plan fiduciaries contemplating a purchase of our common stock should consult with their own counsel regarding the consequences under ERISA, the Code and Similar Laws in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING (OTHER RELATIONSHIPS)

Barclays Capital Inc. is acting as representative of the underwriters and the sole book-running manager of this offering. Under the terms of an underwriting agreement, by and among us, the selling stockholders and Barclays Capital Inc., which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to reimburse the underwriters for fees and expenses related to any required review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) in an amount not greater than $        .

Barclays Capital Inc. has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $         (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of              shares from us at the public offering price less underwriting discounts and commissions. This option may be exercised

to the extent the underwriters sell more than              shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers, WildHorse Holdings and Esquisto Holdings have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc. (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. These restrictions do not apply to, among other things, the sale of the shares pursuant to the underwriting agreement

Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representative and us. In determining the initial public offering price of our common stock, the representative considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares, or that the shares will trade in the public market at or above the initial offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

We intend to apply to list our common stock on the NYSE under the symbol “WRD.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representative of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Canadian Residents

This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of shares of our common stock. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of shares of our common stock and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus is exempt from the requirement to provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of shares of our common stock in Canada is being made on a private placement basis only and is exempt from the requirement to prepare and file a prospectus under applicable Canadian securities laws. Any resale of shares of our common stock acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of shares of our common stock outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases shares of our common stock will be deemed to have represented to us and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase shares of our common stock and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in shares of our common stock or with respect to the eligibility of shares of our common stock for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this prospectus, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of shares of our common stock described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of WildHorse Resources II, LLC as of December 31, 2015 and 2014, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Esquisto Resources II, LLC at December 31, 2015 and 2014, and for the year ended December 31, 2015 and the period from June 20, 2014 (Inception) to December 31, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses, which comprise the revenues and direct operating expenses of certain oil and gas properties of the members of Esquisto Resources II, LLC prior to formation of and contribution to Esquisto (the “Pre-Esquisto Properties working interest”) for the period from January 1, 2014 to June 20, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses, which comprise the revenues and direct operating expenses of certain oil and gas properties of Comstock Resources, Inc. acquired by Esquisto Resources II, LLC (the “Comstock Properties working interest”) for the seven month period ended July 31, 2015 and the year ended December 31, 2014, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Estimates of WildHorse’s oil and natural gas reserves and related future net cash flows related to WildHorse’s properties as of December 31, 2014, December 31, 2015 and June 30, 2016 included herein and elsewhere in the registration statement were based the proved reserves estimates prepared by WildHorse and audited by independent petroleum engineers, Cawley, Gillespie & Associates. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

Estimates of Esquisto’s oil and natural gas reserves and related future net cash flows related to Esquisto’s properties as of December 31, 2014, December 31, 2015 and June 30, 2016 included herein and elsewhere in the registration statement were based upon reserve reports prepared by independent petroleum engineers, Cawley, Gillespie & Associates. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

Page
WildHorse Resource Development Corporation
Unaudited Pro Forma Combined Financial Statements
Introduction	F-3
Unaudited Pro Forma Combined Balance Sheet as of June 30, 2016	F-5
Unaudited Pro Forma Combined Statement of Operations for the Six Months Ended June 30, 2016	F-6
Unaudited Pro Forma Combined Statement of Operations for the Six Months Ended June 30, 2015	F-7
Unaudited Pro Forma Combined Statement of Operations for the Years Ended December 31, 2015	F-8
Unaudited Pro Forma Combined Statement of Operations for the Years Ended December 31, 2014	F-9
Notes to Unaudited Pro Forma Combined Financial Statements	F-10
Audited Balance Sheet
Report of Independent Registered Public Accounting Firm	F-21
Balance Sheet as of August 4, 2016	F-22
Notes to Balance Sheet	F-23

WildHorse Resources II, LLC (Predecessor)
Audited Consolidated Financial Statements
Independent Auditors Report	F-24
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-25
Consolidated Statements of Operations for the Year Ended December 31, 2015 and 2014	F-26
Consolidated Statements of Changes in Members’ Equity for the Year Ended December 31, 2015 and 2014	F-27
Consolidated Statements of Cash Flows for the Year Ended December 31, 2015 and 2014	F-28
Notes to Consolidated Financial Statements	F-29
Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of December 31, 2015 and June 30, 2016	F-50
Unaudited Consolidated Statements of Operations for the Six Months Ended June 30, 2016 and 2015	F-51
Unaudited Consolidated Statements of Members’ Equity for the period from December 31, 2015 to June 30, 2016	F-52
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2016 and 2015	F-53
Notes to Consolidated Financial Statements	F-54

Esquisto Resources II, LLC
Audited Consolidated Financial Statements
Report of Independent Auditors	F-62
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-63
Consolidated Statements of Operations for the Year Ended December 31, 2015 and the period from June 20, 2014 (Inception) to December 31, 2014	F-64
Consolidated Statements of Changes in Members’ Equity for the Year Ended December 31, 2015 and the period from June 20, 2014 (Inception) to December 31, 2014	F-65
Consolidated Statements of Cash Flows for the Year Ended December 31, 2015 and the period from June 20, 2014 (Inception) to December 31, 2014	F-66
Notes to Consolidated Financial Statements	F-67

Page
Unaudited Consolidated Financial Statements
Audited Consolidated Balance Sheet as of December 31, 2015 and Unaudited Consolidated Balance Sheet as of June 30, 2016	F-90
Unaudited Consolidated Statements of Operations for the Six Months Ended June 30, 2016 and 2015	F-91
Unaudited Consolidated Statement of Changes in Members’ Equity for the Six Months Ended June 30, 2016 and Audited Combined Statement of Changes in Members’ Equity for the Year Ended December 31, 2015	F-92
Unaudited Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2016 2015	F-93
Notes to Consolidated Financial Statements	F-94

Initial Esquisto Assets
Audited Statement of Revenues and Direct Operating Expenses
Report of Independent Auditors	F-103
Statement of Revenues and Direct Operating Expenses for the period from January 1, 2014 through June 19, 2014	F-104
Notes to Statement of Revenues and Direct Operating Expenses	F-105

Comstock Assets
Audited Statements of Revenues and Direct Operating Expenses
Report of Independent Auditors	F-109
Statements of Revenues and Direct Operating Expenses for the Year Ended December 31, 2014 and the period from January 1, 2015 through July 31, 2015	F-110
Notes to Statements of Revenues and Direct Operating Expenses	F-111

WildHorse Resource Development Corporation

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

WildHorse Resource Development Corporation (the “Company”) is a newly formed Delaware corporation that will be a holding company for WildHorse Resources II, LLC (“WildHorse” or the “Predecessor”) and Esquisto Resources, LLC (“Esquisto”). The Company will be a growth-oriented, independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL resources. The Company’s assets are characterized by concentrated acreage positions in Southeast Texas and North Louisiana with multiple producing stratigraphic horizons, or stacked pay zones, and attractive single-well rates of return. The unaudited pro forma combined statements of operations of the Company include pro forma adjustments to give effect to the following as if they had occurred on the dates indicated:

•

For the year ended December 31, 2014, the Corporate Reorganization and the contribution to Esquisto of the Initial Esquisto Assets (each as described below) as if they had been completed as of January 1, 2014;

•

For the six months ended June 30, 2015, (i) the Corporate Reorganization, (ii) the Comstock Acquisition (as described below) and (iii) the Offering (as described below) and the application of the net proceeds therefrom as described in “Use of Proceeds” as if they had been completed as of January 1, 2015; and

•

For the year ended December 31, 2015, (i) the Corporate Reorganization, (ii) the Comstock Acquisition and (iii) the Offering and the application of the net proceeds therefrom as described in “Use of Proceeds” as if they had been completed as of January 1, 2015.

•

For the six months ended June 30, 2016, (i) the Corporate Reorganization and (ii) the Offering and the application of the net proceeds therefrom as described in “Use of Proceeds” as if they had been completed as of January 1, 2015.

The pro forma combined statements of operations and balance sheet of the Company do not give any effect to the Company’s acquisition from a third party of approximately 7,500 net acres, consisting primarily of additional working interests in the Company’s Lee County acreage. The unaudited pro forma combined balance sheet of the Company was prepared as of June 30, 2016 and includes pro forma adjustments to give effect to the Corporate Reorganization and the Offering, as if they had occurred on June 30, 2016.

The Contribution of Initial Esquisto Assets. On June 20, 2014, oil and natural gas properties were contributed to Esquisto Resources, LLC in connection with the formation of Esquisto Resources, LLC (the “Initial Esquisto Assets”).

The Comstock Acquisition. On July 31, 2015, Esquisto Resources II, LLC acquired certain producing properties, undeveloped acreage and water assets from a wholly owned subsidiary of Comstock Resources, Inc. (the “Comstock Assets”).

The Corporate Reorganization. Contemporaneously with the closing of the Offering, (i) the current owners of WildHorse will exchange all of their interests in WildHorse for equivalent interests in WildHorse Investment Holdings, LLC (“WildHorse Investment Holdings”) and the current owners of Esquisto will exchange all of their interests in Esquisto for equivalent interests in Esquisto Investment Holdings, LLC (“Esquisto Investment Holdings”), (ii) WildHorse Investment Holdings will contribute all of its interests in WildHorse to WildHorse Holdings, LLC (“WildHorse Holdings”) and Esquisto Investment Holdings will contribute all of its interests in Esquisto to Esquisto Holdings, LLC (“Esquisto Holdings”), (iii) WildHorse Holdings and Esquisto Holdings will issue management incentive units to certain of our officers and employees and (iv) WildHorse Holdings and Esquisto Holdings will contribute all of the interests in WildHorse and Esquisto to us in exchange for shares of our common stock (the “Corporate Reorganization”), which will be accounted for as a business combination of entities under common control. As a result of the Corporate Reorganization, WildHorse and Esquisto will become direct, wholly owned subsidiaries of the Company. The unaudited pro forma combined financial statements have been prepared on the basis that, as a corporation, the Company will be subject to Subchapter C of the Internal Revenue Code of 1986, as amended, and, as a result, will be subject to U.S. federal and state income taxes at the entity level.

The Offering. In the offering contemplated by this prospectus (the “Offering”), the Company will issue and sell to the public              million shares of common stock and apply the net proceeds from such issuance as described in “Use of Proceeds.” The net proceeds from the sale of the common stock are expected to be $         million (based on an assumed initial public offering price of $        , the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of $         million and other offering costs of $         million. For illustrative purposes in preparing the unaudited pro forma combined financial statements, the net proceeds from the offering are assumed to be $100.0 million.

The unaudited pro forma combined statements of operations of the Company were prepared based on (i) the 2015 and 2014 audited financial statements of the Predecessor and Esquisto, as included elsewhere in this prospectus; (ii) the June 30, 2016 and the June 30, 2015 unaudited financial statements of the Predecessor and Esquisto, as included elsewhere in this prospectus; (iii) the audited historical statements of revenues and direct operating expenses of the Initial Esquisto Assets, as included elsewhere in this prospectus; (iv) the audited historical statements of revenues and direct operating expenses of the Comstock Assets as included elsewhere in this prospectus; and (v) certain pro forma adjustments reflected in the following pro forma financial statements.

The June 30, 2016 unaudited pro forma combined balance sheet of the Company was prepared based on the unaudited financial statements of the Predecessor and Esquisto as of June 30, 2016 and certain pro forma adjustments reflected in the following pro forma financial statements.

The pro forma data presented reflects events directly attributable to the above described transactions and certain assumptions that the Company believes are reasonable. The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the pro forma assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements and related notes are presented for illustrative purposes only. If the Offering and other transactions contemplated herein had occurred in the past, the Company’s operating results might have been materially different from those presented in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma statements of operations and should not be relied on as an indication of the future results the Company will have after the completion of the Offering and the other transactions contemplated by these unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements should be read in conjunction with the notes thereto and with the audited historical consolidated financial statements and related notes of the Predecessor and the audited combined historical financial statements of Esquisto, as well as the other audited historical statements of revenues and direct operating expenses, included elsewhere in this prospectus.

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2016

(in thousands)

	WildHorse Resources II, LLC Historical	Esquisto Resources II, LLC	Corporate Reorganization			Offering		Pro Forma
Assets
CURRENT ASSETS:
Cash and cash equivalents	$5,363	$135	$			$100,000	(1)(3)	$5,498
						(100,000	)(1)(3)
						135,669	(2)
						(1,100	)(2)
						(126,000	)(2)
						(8,569	)(2)
Accounts receivable	10,954	7,450		—		—		18,404
Derivative instruments	99			—		—		99
Prepaid expenses	289	43		—		—		332

Total current assets	16,705	7,628		—		—		24,333
Property and equipment
Oil and natural gas properties	449,736	548,713		—		—		998,449
Other property and equipment	30,461	—		—		—		30,461
Accumulated depreciation, depletion and amortization	(97,790)	(61,740)		—		—		(159,530)

Total property and equipment, net	382,407	486,973		—		—		869,380
Other noncurrent assets
Debt issuance costs	526	—		810	(4)	(1,336	)(5)	1,100
						1,100	(2)(5)
Derivative instruments	268			—		—		268
Restricted cash	636	—		—		—		636
Water assets	—	1,135		(1,135	)(4)	—		—
Other noncurrent assets	238	—		1,135	(4)	—		1,373

Total other noncurrent assets	1,668	1,135		810		(236)		3,377

Total assets	$400,780	$495,736		$810		$(236)		$897,090

Liabilities and members’/stockholders’ equity
Current liabilities
Accounts payable	$9,997	$11,207		$—		$—		$21,204
Accrued liabilities	3,141	5,355		—		—		8,496
Derivative instruments	2,388	2,624		—		—		5,012
Asset retirement obligations	90	—		—		—		90

Total current liabilities	15,616	19,186		—		—		34,802
Noncurrent liabilities
Long-term debt	113,000	112,190		810	(4)	(100,000	)(1)	135,669
						135,669	(2)
						(126,000	)(2)
Notes payable to members	—	8,569		—		(8,569	)(2)	—
Asset retirement obligations	6,845	294		—		—		7,139
Derivative instruments	899	3,155		—		—		4,054
Other noncurrent liabilities	1,719	—		—		—		1,719
Deferred income tax	—	1,304		106,322	(6)	—		107,626

Total noncurrent liabilities	122,463	125,512		107,132		(98,900)		256,207

Total liabilities	138,079	144,698		107,132		(98,900)		291,009

Accumulated deficit	(75,273)	—		(7,767	)(4)	(1,336)		(84,376)
Members’/Stockholders’ equity	337,974	351,038		(106,322	)(6)	100,000	(1)(3)	690,457
				7,767	(4)

Total liabilities and members’/stockholders’ equity	$400,780	$495,736		$810		$(236)		$897,090

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2016

(in thousands, except per share data)

	WildHorse Resources II, LLC Historical	Esquisto Resources II, LLC	Corporate Reorganization		Offering		Pro Forma
Operating revenues
Natural gas	$15,306	$1,486	$—		$—			$16,792
Crude oil	2,075	30,290	—		—			32,365
Natural gas liquids	381	1,779	—		—			2,160
Gathering System Income	868	—	—		—			868

Total operating revenues	18,630	33,555	—		—			52,185

Operating expenses
Lease operating expenses	3,235	3,101	(454	)(1)	—			5,882
Gathering system operating expenses	118	—	—		—			118
Production and ad valorem taxes	1,248	1,554	454	(1)	—			3,256
Depreciation, depletion, amortization and accretion	19,246	22,181	—		—			41,427
General and administrative	5,490	3,642	—		—			9,132
Exploration expense	7,520	2	—		—			7,522
(Gain) loss on derivative instruments	—	7,748	(7,748	)(1)	—			—

Total operating expenses	36,857	38,228	(7,748)		—			67,337

Gain (loss) from operations	(18,227)	(4,673)	7,748		—			(15,152)

Other income (expense)
Interest (expense) income	(1,790)	(1,965)	—		3,755	(2)		(2,077)
					(1,967	)(2)
					(110	)(2)
Other income (expense)	(62)	(357)	—		—			(419)
Gain from derivative financial instruments	(4,616)	—	(7,748	)(1)	—			(12,364)
State deferred tax expense	—	(230)	230	(1)	—			—

Total other income (expense)	(6,468)	(2,552)	(7,518)		1,678			(14,860)

Net (loss) income before income taxes	(24,695)	(7,225)	230		1,678			(30,012)

Income tax benefit (expense)	(19)	—	12,645	(3)	(671	)(3)		11,725
			(230	)(1)

Net (loss) income	$(24,714)	$(7,225)	$12,645		$1,007			$(18,287)

Net income per common share(4)
Basic							$
Diluted							$
Weighted average common shares outstanding(4)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2015

(in thousands, except per share data)

	WildHorse Resources II, LLC Historical	Esquisto Resources II, LLC	Comstock Acquisition		Corporate Reorganization		Offering		Pro Forma
Operating revenues
Natural gas	$14,544	$988	$966		$—		$—			$16,498
Crude oil	1,272	15,078	13,840		—		—			30,190
Natural gas liquids	766	1,039	927		—		—			2,732

Total operating revenues	16,582	17,105	15,733		—		—			49,420

Operating expenses
Lease operating expenses	3,954	2,621	938		(356)	(1)	—			7,157
Production and ad valorem taxes	1,165	817	767		356	(1)	—			3,105
Depreciation, depletion, amortization and accretion	10,043	11,263	5,221	(5)	—		—			26,527
Impairment of proved oil and gas properties	5,954	—	—		—		—			5,954
General and administrative	4,742	2,836	—		—		—			7,578
Exploration expense	12,263	204	—		—		—			12,467

Total operating expenses	38,121	17,741	6,926		—		—			62,788

(Loss) income from operations	(21,539)	(636)	8,807		—		—			(13,368)

Other income (expense)
Interest (expense) income	(1,551)	(1,608)	(797)	(6)	—		3,956	(7)		(2,077)
							(1,967)	(7)
							(110)	(7)
Other income (expense)	31	(9)	—		—		—			22
State deferred tax expense	—	(303)	—		303	(1)	—			—
Gain (loss) on derivative instruments	1,972	—	—		—		—			1,972

Total other income (expense)	452	(1,920)	(797)		303		1,879			(83)

Net (loss) income before income taxes	(21,087)	(2,556)	8,010		303		1,879			(13,451)

Income tax benefit (expense)	38	—	(2,884)	(3)	9,511	(3)	(752)	(3)		5,610
					(303)	(1)

Net (loss) income	$(21,049)	$(2,556)	$5,126		$9,511		$1,127			$(7,841)

Net income per common share(4)
Basic									$
Diluted									$
Weighted average common shares outstanding(4)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2015

(in thousands, except per share data)

	WildHorse Resources II, LLC Historical	Esquisto Resources II, LLC	Comstock Acquisition		Corporate Reorganization		Offering		Pro Forma
Operating revenues
Natural gas	$30,556	$2,975	$1,156		$—		$—			$34,687
Crude oil	3,305	42,376	15,810		—		—			61,491
Natural gas liquids	1,451	2,992	1,069		—		—			5,512
Gathering system income	314	—	—		—		—			314

Total operating revenues	35,626	48,343	18,035		—		—			102,004

Operating expenses
Lease operating expenses	8,606	6,509	1,118		(711)	(1)	—			15,522
Gathering system operating expenses	914	—	881		—		—			1,795
Production and ad valorem taxes	2,666	2,275	—		711	(1)	—			5,652
Depreciation, depletion, amortization and accretion	25,526	32,312	6,083	(5)	—		—			63,921
Impairment of proved oil and gas properties	9,312	—	—		—		—			9,312
General and administrative	10,567	5,671	—		373	(1)	—			16,611
Exploration expense	14,896	2,967	—		—		—			17,863
(Gain) loss from derivative financial instruments	—	(4,344)	—		4,344	(1)	—			—

Total operating expenses	72,487	45,390	8,082		4,717		—			130,676

(Loss) income from operations	(36,861)	2,953	9,953		(4,717)		—			(28,672)

Other income (expense)
Interest (expense) income	(2,576)	(4,693)	(930)	(6)	—		8,199	(8)		(4,154)
							(3,934)	(8)
							(220)	(8)
Other (expense) income	(45)	(478)	—		373	(1)	—			(150)
State deferred tax expense	—	(691)	—		691	(1)	—			—
Gain (loss) on derivative instruments	9,510	—	—		4,344	(1)	—			13,854

Total other income (expense)	6,889	(5,862)	(930)		5,408		4,045			9,550

Net (loss) income before income taxes	(29,972)	(2,909)	9,023		691		4,045			(19,122)

Income tax benefit (expense)	17	—	(3,248)	(3)	13,461	(3)	(1,618)	(3)		7,921
					(691)	(1)

Net (loss) income	$(29,955)	$(2,909)	$5,775		$13,461		$2,427			$(11,201)

Net income per common share(4)
Basic									$
Diluted									$
Weighted average common shares outstanding(4)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2014

(in thousands, except per share data)

	WildHorse Resources II, LLC Historical	Esquisto Resources II, LLC	Initial Esquisto Assets		Corporate Reorganization		Pro Forma
Operating revenues
Natural gas	$37,741	$575	$29		$—			$38,345
Crude oil	2,780	13,352	1,694		—			17,826
Natural gas liquids	989	1,210	86		—			2,285

Total operating revenues	41,510	15,137	1,809		—			58,456

Operating expenses
Lease operating expenses	9,428	998	114		—			10,540
Production and ad valorem taxes	2,584	735	86		—			3,405
Cost of oil sales	687	—	—		—			687
Depreciation, depletion, amortization and accretion	15,297	7,332	640	(9)	—			23,269
Impairment of proved oil and gas properties	24,721	—	—		—			24,721
General and administrative	5,838	2,388	—		—			8,226
Exploration expense	1,597	2	—		—			1,599

Total operating expenses	60,152	11,455	840		—			72,447

(Loss) income from operations	(18,642)	3,682	969		—			(13,991)

Other income (expense)
Interest expense	(2,680)	(606)	—		—			(3,286)
Other income (expense)	213	(333)	—		—			(120)
State deferred tax expense	—	(383)	—		383	(1)		—
Gain on derivative instruments	6,514	—	—		—			6,514

Total other income (expense)	4,047	(1,322)	—		383			3,108

Net (loss) income before income taxes	(14,595)	2,360	969		383			(10,883)

Income tax benefit (expense)	158	—	(349)	(3)	5,076	(3)		4,502
					(383)	(1)

Net (loss) income	$(14,437)	$2,360	$620		$5,076			$(6,381)

Net income per common share(4)
Basic							$
Diluted							$
Weighted average common shares outstanding(4)
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The historical financial information is derived from the historical consolidated financial statements of WildHorse Resources II, LLC, (“WildHorse” or the “Predecessor”), included elsewhere in this prospectus. The unaudited pro forma combined balance sheet of the Company includes pro forma adjustments to give effect to the Corporate Reorganization and the Offering as if they had occurred on June 30, 2016. The unaudited pro forma combined statements of operations of the Company give pro forma effect to the following as if they had occurred on the dates indicated:

•	For the year ended December 31, 2014, the Corporate Reorganization and the contribution to Esquisto of the Initial Esquisto Assets as if they had been completed as of January 1, 2014;

•

For the six months ended June 30, 2015, the (i) Corporate Reorganization, (ii) the Comstock Acquisition and (iii) the Offering and the application of the net proceeds therefrom as described in “Use of Proceeds” as if they had been completed as of January 1, 2015; and

•

For the year ended December 31, 2015 (i) the Corporate Reorganization, (ii) the Comstock Acquisition and (iii) the Offering and the application of the net proceeds therefrom as described in “Use of Proceeds” as if they had been completed as of January 1, 2015.

•

For the six months ended June 30, 2016, (i) the Corporate Reorganization and (ii) the Offering and the application of the net proceeds therefrom as described in “Use of Proceeds” as if they had been completed as of January 1, 2015.

Contemporaneously with the closing of this offering, (i) the current owners of WildHorse will exchange all of their interests in WildHorse for equivalent interests in WildHorse Investment Holdings and the current owners of Esquisto will exchange all of their interests in Esquisto for equivalent interests in Esquisto Investment Holdings, (ii) WildHorse Investment Holdings will contribute all of its interests in WildHorse to WildHorse Holdings and Esquisto Investment Holdings will contribute all of its interests in Esquisto to Esquisto Holdings, (iii) WildHorse Holdings and Esquisto Holdings will issue management incentive units to certain of our officers and employees and (iv) WildHorse Holdings and Esquisto Holdings will contribute all of the interests in WildHorse and Esquisto to us in exchange for shares of our common stock (the “Corporate Reorganization”). As a result of the Corporate Reorganization, WildHorse and Esquisto will become direct, wholly owned subsidiaries of the Company. The unaudited pro forma combined financial statements have been prepared on the basis that, as a corporation, the Company will be subject to Subchapter C of the Internal Revenue Code of 1986, as amended, and, as a result, will be subject to U.S. federal and state income taxes at the entity level.

Because WildHorse and Esquisto are under the common control of NGP, the sale and contribution of the respective ownership interests are accounted for as a combination of entities under common control, whereby the assets and liabilities sold and contributed will be recorded based on historical cost.

2.	Pro Forma Adjustments

We made the following adjustments in the preparation of the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2016:

(1)	Adjustments reflect the assumed $100.0 million repayment of WildHorse and Esquisto indebtedness using the assumed $100.0 million net proceeds from the Offering.

(2)	Adjustments reflect $135.7 million in borrowings under the Company’s new revolving credit facility including assumed debt issuance costs of $1.1 million, application of $126.0 million of the borrowing proceeds to repay the remaining WildHorse and Esquisto indebtedness not repaid from the proceeds of the Offering and $8.6 million to repay notes payable to members.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

(3)	Adjustments reflect the Company’s receipt of the estimated proceeds of $100 million net of underwriters’ discount of $ million and offering expenses of $ million from the issuance and sale of million shares of common stock at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) and the use of such proceeds to repay indebtedness outstanding prior to the Offering as described in “Use of Proceeds.” For illustrative purposes, in preparing the unaudited pro forma combined financial statements, the net proceeds from the offering are assumed to be $100 million.

(4)	Adjustments reflect the reclassification of Esquisto consolidated balance sheet amounts to conform to the balance sheet presentation of the Predecessor related to (i) debt issuance costs; (ii) water assets; and (iii) the separate presentation of accumulated (deficit) earnings.

(5)	Adjustments reflect the write off of the $1.3 million of unamortized deferred financing costs upon the assumed repayment of debt of WildHorse and Esquisto and the incurrence of estimated deferred financing costs of $1.1 million related to establishment of the Company’s new revolving credit facility.

(6)	Adjustments reflect the estimated income tax effects as a result of the Company’s change in tax status to a Subchapter C corporation using an estimated effective rate of 40%.

We made the following adjustments in the preparation of the Unaudited Pro Forma Combined Statements of Operations:

(1)	Adjustments reflect the reclassification of Esquisto consolidated statement of operations amounts to conform to the statement of operations presentation of the Predecessor related to (i) ad valorem taxes; (ii) state deferred tax expense; (iii) gain from derivative financial instruments; and (iv) 2015 acquisition related costs.

(2)

Adjustments reflect (i) the $3.8 million reversal of interest expense recorded related to existing WildHorse and Esquisto indebtedness, (ii) the $2.0 million of interest expense on the Company’s new revolving credit facility and (iii) the $0.1 million amortization of deferred financing costs over the Company’s new revolving credit facility’s five-year life. A  1/8% change in the interest rate on the new revolving credit facility would change pro forma interest expense by $0.08 million for the six months ended June 30, 2016.

(3)	Adjustments reflect the estimated income tax effects as a result of (i) in the case of the Corporate Reorganization, the Company’s change in tax status to a Subchapter C corporation using an estimated effective rate of 40% and (ii) in the case of the contribution of the Initial Esquisto Assets and the Comstock Acquisition, the estimated income tax effects of the acquired assets at their respective historical tax rates.

(4)	Basic and diluted earnings per share is based on the issuance and sale of shares of common stock in the Offering.

(5)	Adjustments reflect the depletion, depreciation and amortization expense on property and equipment associated with the Comstock Assets.

(6)

Adjustments reflect the increase in interest expense resulting from $50 million of borrowings under the Esquisto revolving credit facility, which was used to finance a portion of the Comstock Acquisition. A  1/8% change in the interest rate would change pro forma interest expense on this $50.0 million of borrowings by $0.04 for the seven months ended July 31, 2015 and $0.03 for the six months ended June 30, 2015.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

(7)

Adjustments reflect (i) the $4.0 million reversal of interest expense recorded related to WildHorse and Esquisto indebtedness, (ii) the $2.0 million interest expense on the Company’s new revolving credit facility and (iii) the $0.1 million amortization of deferred financing costs over the Company’s new revolving credit facility’s five-year life. A  1/8% change in the interest rate on the new revolving credit facility would change pro forma interest expense by $0.08 million for the six months ended June 30, 2015.

(8)

Adjustments reflect (i) the $8.2 million reversal of interest expense recorded related to existing WildHorse and Esquisto indebtedness, (ii) the $3.9 million of interest expense on the Company’s new revolving credit facility and (iii) the $0.2 million amortization of deferred financing costs over the Company’s new revolving credit facility’s five-year life. A  1/8% change in the interest rate on the new revolving credit existing facility would change pro forma interest expense by $0.2 million for the year ended December 31, 2015.

(9)	Adjustments to reflect the depletion, depreciation and amortization expense on property and equipment associated with the Initial Esquisto Assets.

3.	Supplemental Disclosure of Oil and Natural Gas Operations

Net Proved Oil and Natural Gas Reserves

The historical pro forma supplemental oil, natural gas and NGL disclosure is derived from the consolidated financial statements of the Predecessor, the consolidated financial statements of Esquisto, and the respective statements of revenues and direct operating expenses of the Initial Esquisto Assets and the Comstock Assets, included elsewhere in this prospectus. The unaudited pro forma combined supplemental oil, natural gas and NGL disclosures of the Company reflect the historical results of WildHorse, on a pro forma basis to give effect to: (i) for the year ended December 31, 2014, the Corporate Reorganization and the contribution to Esquisto of the Initial Esquisto Assets as if they had been completed as of January 1, 2014 and (ii) for the year ended December 31, 2015, the Corporate Reorganization and the Comstock Acquisition as if they had been completed as of January 1, 2015.

In accordance with SEC regulations, reserves at December 31, 2015 and December 31, 2014 were estimated using the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing oil and natural gas properties. Accordingly, the estimates may change as future information becomes available.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

An analysis of the change in estimated quantities of oil, natural gas and NGL reserves, all of which are located within the United States, is as follows for the years ended December 31, 2014, including the Initial Esquisto Assets as if the transaction occurred on January 1, 2014:

	Year Ended December 31, 2014 Proved Oil Reserves (MBbls)
	WildHorse Resources II, LLC	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II,	Initial Esquisto	Pro Forma Adjusted
Proved Developed and Undeveloped Reserves:
Beginning of Year	175	—	—	175
Purchase	17	154	(154)	17
Revision of quantity estimates	(2)	—	—	(2)
Extensions, discoveries and additions	63	7,464	171	7,698
Production	(31)	(159)	(17)	(207)

End of Year	222	7,459	—	7,681

Proved Developed Reserves:
Beginning of Year	175	—	—	175
End of Year	222	1,436	—	1,658

Proved Undeveloped Reserves:
Beginning of Year	—	—	—	—
End of Year	—	6,023	—	6,023

	Year Ended December 31, 2014 Proved Natural Gas Reserves (MMcf)
	WildHorse Resources II, LLC	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Initial Esquisto	Pro Forma Adjusted
Proved Developed and Undeveloped Reserves:
Beginning of Year	210,293	—	—	210,293
Purchase	13,684	79	(79)	13,684
Revision of quantity estimates	30,879	—	—	30,879
Extensions, discoveries and additions	4,318	6,315	86	10,719
Production	(9,388)	(156)	(7)	(9,551)

End of Year	249,786	6,238	—	256,024

Proved Developed Reserves:
Beginning of Year	97,734	—	—	97,734
End of Year	122,779	1,273	—	124,052

Proved Undeveloped Reserves:
Beginning of Year	112,559	—	—	112,559
End of Year	127,007	4,965	—	131,972

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

	Year Ended December 31, 2014 Proved Natural Gas Liquids Reserves (MBbls)
	WildHorse Resources II, LLC	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Initial Esquisto	Pro Forma Adjusted
Proved Developed and Undeveloped Reserves:
Beginning of Year	—	—	—	—
Purchase	—	22	(22)	—
Revision of quantity estimates	(208)	—	—	(208)
Extensions, discoveries and additions	573	1,674	24	2,271
Production	(41)	(46)	(2)	(89)

End of Year	324	1,650	—	1,974

Proved Developed Reserves:
Beginning of Year	—	—	—	—
End of Year	324	329	—	653

Proved Undeveloped Reserves:
Beginning of Year	—	—	—	—
End of Year	—	1,321	—	1,321

The following table sets forth our pro forma reserves for the year ended December 31, 2014:

	Year Ended December 31, 2014
	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Equivalent (MBoe)
Proved Developed and Undeveloped Reserves:
Beginning of Year	175	210,293	—	35,224
Purchase	17	13,684	—	2,298
Revision of quantity estimates	(2)	30,879	(208)	4,937
Extensions, discoveries and additions	7,698	10,719	2,271	11,756
Production	(207)	(9,551)	(89)	(1,888)

End of Year	7,681	256,024	1,974	52,327

Proved Developed Reserves:
Beginning of Year	175	97,734	—	16,464
End of Year	1,658	124,052	653	22,987

Proved Undeveloped Reserves:
Beginning of Year	—	112,559	—	18,760
End of Year	6,023	131,972	1,321	29,340

The table above is presented in barrels of oil equivalents, which is calculated at a rate of six thousand cubic feet of gas per one barrel of oil equivalent.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

Noteworthy amounts included in the categories of proved reserve changes in the above tables include:

•

During 2014, WildHorse acquired 2,298 Mboe of proved reserves, of which 1,888 Mboe was for non-core properties acquired in East Texas and 410 Mboe was a result of leaseholds acquired in its RCT field in Louisiana.

•

During 2014, WildHorse had upward performance revisions to total proved reserves of 4,936 Mboe, of which 3,042 Mboe related to gas processing, 1,405 Mboe related to LOE reductions and 517 Mboe related to changes in commodity prices, partially offset by a reduction of 28 Mboe due to changes in ownership interest.

•

During 2014, extensions, discoveries and additions increased proved reserves by 11,756 Mboe. Of the increase, 10,401 Mboe resulted from Esquisto’s continuous drilling in the Eagle Ford horizons in Burleson County, Texas and 1,355 Mboe related to WildHorse’s drilling of two horizontal wells in East Texas.

An analysis of the change in estimated quantities of oil, natural gas and NGL reserves, all of which are located within the United States, is as follows for the years ended December 31, 2015 reflecting the Comstock Acquisition as if the transaction occurred January 1, 2015:

	Year Ended December 31, 2015 Proved Oil Reserves (MBbls)
	WildHorse Resources II, LLC	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Comstock Acquisition	Pro Forma Adjusted
Proved Developed and Undeveloped Reserves:
Beginning of Year	222	7,459	—	7,681
Purchase	—	1,972	(771)	1,201
Revision of quantity estimates	58	367	(49)	376
Extensions, discoveries and additions	731	26,867	1,128	28,726
Production	(73)	(953)	(308)	(1,334)

End of Year	938	35,712	—	36,650

Proved Developed Reserves:
Beginning of Year	222	1,436	—	1,658
End of Year	444	7,059	—	7,503

Proved Undeveloped Reserves:
Beginning of Year	—	6,023	—	6,023
End of Year	494	28,653	—	29,147

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

	Year Ended December 31, 2015 Proved Natural Gas Reserves (MMcf)
	WildHorse Resources II, LLC	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Comstock Acquisition	Pro Forma Adjusted
Proved Developed and Undeveloped Reserves:
Beginning of Year	249,786	6,238	—	256,024
Purchase	—	4,296	(2,238)	2,058
Revision of quantity estimates	(45,925)	2,127	(77)	(43,875)
Extensions, discoveries and additions	120,899	22,439	2,756	146,094
Production	(13,637)	(1,265)	(441)	(15,343)

End of Year	311,123	33,835	—	344,958

Proved Developed Reserves:
Beginning of Year	122,779	1,273	—	124,052
End of Year	134,168	8,821	—	142,989

Proved Undeveloped Reserves:
Beginning of Year	127,007	4,965	—	131,972
End of Year	176,955	25,014	—	201,969

	Year Ended December 31, 2015 Proved Natural Gas Liquids Reserves (MBbls)
	WildHorse Resources II, LLC	Esquisto Resources, LLC and Subsidiary and Esquisto Resources II, LLC	Comstock Acquisition	Pro Forma Adjusted
Proved Developed and Undeveloped Reserves:
Beginning of Year	324	1,650	—	1,974
Purchase	—	710	(596)	114
Revision of quantity estimates	146	455	(25)	576
Extensions, discoveries and additions	—	5,976	716	6,692
Production	(103)	(261)	(95)	(459)

End of Year	367	8,530	—	8,897

Proved Developed Reserves:
Beginning of Year	324	329	—	653
End of Year	367	1,868	—	2,235

Proved Undeveloped Reserves:
Beginning of Year	—	1,321	—	1,321
End of Year	—	6,662	—	6,662

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

The following table sets forth our pro forma reserves for the year ended December 31, 2015:

	Year Ended December 31, 2015
	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Equivalent (Mboe)
Proved Developed and Undeveloped Reserves:
Beginning of Year	7,681	256,024	1,974	52,327
Purchase	1,201	2,058	114	1,658
Revision of quantity estimates	376	(43,875)	576	(6,360)
Extensions, discoveries and additions	28,726	146,094	6,692	59,767
Production	(1,334)	(15,343)	(459)	(4,351)

End of Year	36,650	344,958	8,897	103,041

Proved Developed Reserves:
Beginning of Year	1,658	124,052	653	22,987
End of Year	7,503	142,989	2,235	33,570

Proved Undeveloped Reserves:
Beginning of Year	6,023	131,972	1,321	29,340
End of Year	29,147	201,969	6,662	69,471

The table above is presented in barrels of oil equivalents, which is calculated at a rate of six thousand cubic feet of gas per one barrel of oil equivalent.

Noteworthy amounts included in the categories of proved reserve changes in the above tables include:

•	During 2015, Esquisto acquired 1,658 Mboe of proved reserves primarily attributable to the producing wells acquired in the Comstock Acquisition.

•

During 2015, WildHorse had downward revisions of proved reserves of 7,450 Mboe and Esquisto had upward revisions of 1,090 Mboe for a combined downward revision of 6,360 Mboe. The WildHorse downward revision related to commodity price changes representing 3,410 Mboe and downward revisions of 4,040 Mboe resulting from technical changes. Esquisto had positive proved reserve revisions of 1,315 Mboe as a result of operational efficiencies gained through increased experience in the Eagle Ford horizons, offset by negative price revisions of 225 Mboe.

•

During 2015, extensions, discoveries and additions increased proved reserves by 59,767 Mboe. Of the increase, 20,881 Mboe related primarily to WildHorse’s drilling in its RCT field in Louisiana. In addition, Esquisto had an increase in proved reserves of 38,886 Mboe, resulting from continuous drilling in the Eagle Ford horizons in Burleson County, Texas.

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the oil, natural gas and NGL reserves of the property. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties and consideration of expected future economic and operating conditions.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

The estimates of future cash flows and future production and development costs as of December 31, 2015 and December 31, 2014 are based on the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Estimated future production of proved reserves and estimated future production and development costs of proved reserves are based on current costs and economic conditions. All wellhead prices are held flat over the forecast period for all reserve categories. The estimated future net cash flows are then discounted at a rate of 10%.

The standardized measure of discounted future net cash flows relating to proved oil, natural gas and NGL reserves is as follows at December 31, 2015 and December 31, 2014 (in thousands):

	As of December 31, 2014
	WildHorse Resources II, LLC	Esquisto Resources II, LLC	Corporate Reorganization	Pro Forma
		(In thousands)
Oil, natural gas and NGL producing activities:
Future cash inflows	$1,167,727	$769,878	$—	$1,937,605
Future production costs	(420,774)	(132,010)	—	(552,784)
Future development costs	(137,737)	(142,015)	—	(279,752)
Future income taxes	(563)	—	(270,231)	(270,794)

Undiscounted future net cash flows	608,653	495,853	(270,231)	834,275
10% annual discount factor	(375,560)	(280,558)	162,111	(494,007)

Standardized measure of discounted future cash flows	$233,093	$215,295	$(108,120)	$340,268

	As of December 31, 2015
	WildHorse Resources II, LLC	Esquisto Resources II, LLC	Corporate Reorganization	Pro Forma
Oil, natural gas and NGL producing activities:
Future cash inflows	$891,433	$1,959,585	$—	$2,851,018
Future production costs	(388,799)	(477,447)	—	(866,246)
Future development costs	(137,051)	(594,528)	—	(731,579)
Future income taxes	(216)	—	(270,502)	(270,718)

Undiscounted future net cash flows	365,367	887,610	(270,502)	982,475
10% annual discount factor	(218,431)	(577,935)	179,459	(616,907)

Standardized measure of discounted future cash flows	$146,936	$309,675	$(91,043)	$365,568

It is not intended that the Financial Accounting Standards Board’s standardized measure of discounted future net cash flows represent the fair market value of proved reserves. The Company cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules, which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

Changes in the standardized measure of discounted future net cash flows relating to proved oil, natural gas and NGL reserves are as follows for the year ended December 31, 2014 (in thousands):

	WildHorse Resources II, LLC	Esquisto Resources II, LLC	Initial Esquisto Assets	Corporate Reorganization	Pro Forma
Standardized measure of discounted future net cash flow, beginning of year	$165,181	$—	$—	$—	$165,181
Changes from
Purchases of proved reserves	15,462	7,251	—	(7,251)	15,462
Extensions, discovers, and improved recovery, less related costs	20,585	221,367	8,000	—	249,952
Sales of natural gas, crude oil and natural gas liquids produced, net of production costs	(29,498)	(13,404)	(1,609)	—	(44,511)
Revision of quantity estimates	27,318	—	—	—	27,318
Accretion of discount	16,522	—	—	—	16,522
Changes in estimated future development costs	10	—	—	—	10
Development costs incurred that reduced future development costs	190	—	—	—	190
Change in sales due to prices, net of production costs	19,685	—	—	860	20,545
Net change in estimated taxes	(266)	—	—	(108,120)	(108,386)
Changes in timing of estimated future production	(2,096)	81	—	—	(2,015)

Aggregate change in standardized measure of discounted future net cash flows	67,912	215,295	6,391	(114,511)	175,087

Standardized measure of discounted future net cash flow, end of year	$233,093	$215,295	$6,391	$(114,511)	$340,268

WildHorse Resource Development Corporation

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS (continued)

Changes in the standardized measure of discounted future net cash flows relating to proved oil, natural gas and NGL reserves are as follows for the year ended December 31, 2015 (in thousands):

	WildHorse Resources II, LLC	Esquisto Resources II, LLC	Comstock Acquisition	Corporate Reorganization	Pro Forma
Standardized measure of discounted future net cash flow, beginning of year	$233,093	$215,295	$—	$(108,120)	$340,268
Changes from
Purchases of proved reserves	—	69,258	53,371	(67,932)	54,697
Extensions, discovers, and improved recovery, less related costs	68,834	192,990	45,054	—	306,878
Sales of natural gas, crude oil and natural gas liquids produced, net of production costs	(23,523)	(39,559)	(16,036)	—	(79,118)
Revision of quantity estimates	(18,059)	26,827	(2,104)	—	6,664
Accretion of discount	23,339	21,530	3,113	—	47,982
Changes in estimated future development costs	—	1,646		—	1,646
Development costs incurred that reduced future development costs	—	—		—	—
Change in sales due to prices, net of production costs	(133,586)	(59,213)	(19,228)	5,019	(207,008)
Net change in estimated taxes	171	—		17,077	17,248
Changes in timing of estimated future production	(3,333)	(119,099)	(1,257)	—	(123,689)

Aggregate change in standardized measure of discounted future net cash flows	(86,157)	94,380	62,913	(45,836)	25,300

Standardized measure of discounted future net cash flow, end of year	$146,936	$309,675	$62,913	$(153,956)	$365,568

Estimates of economically recoverable oil, natural gas and NGL reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results. Therefore, actual production, revenues, development and operating expenditures may not occur as estimated. The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters. Actual quantities of oil, natural gas and NGLs may differ materially from the amounts estimated.

Report of Independent Registered Public Accounting Firm

The Board of Directors

WildHorse Resource Development Corporation:

We have audited the accompanying balance sheet of WildHorse Resource Development Corporation (the Company) as of August 4, 2016. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of WildHorse Resource Development Corporation as of August 4, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

August 12, 2016

WildHorse Resource Development Corporation

Balance Sheet

August 4, 2016
Assets
Assets
Cash and cash equivalents	—

Total assets	—

Shareholders’ Equity
Shareholders’ Equity
Common stock, $.01 par value; authorized 1,000 shares, 1,000 issue and outstanding at August 4, 2016	10
Less receivable from WildHorse Resources II, LLC	(10)

Total shareholders’ equity	—

WildHorse Resource Development Corporation

Notes to Balance Sheet

1.	Organization and Basis of Presentation

WildHorse Resource Development Corporation (“WRDC”) is a Delaware corporation formed by WildHorse Resources II, LLC on August 4, 2016 to become a holding company.

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). WildHorse Resources II, LLC has committed to contribute $10 as the initial sole shareholder. This contribution receivable is reflected as a reduction to equity. Separate Statements of Income, Changes in Shareholders’ Equity and of Cash Flows have not been presented because WRDC has had no business transactions or activities to date.

2.	Subsequent events

We are not aware of any events that have occurred subsequent to August 4, 2016 that would require recognition or disclosure in this financial statement.

Independent Auditors Report

The Board of Managers and Members

WildHorse Resources II, LLC:

We have audited the accompanying consolidated balance sheets of WildHorse Resources II, LLC and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WildHorse Resources II, LLC and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

August 12, 2016

WildHorse Resources II, LLC

Consolidated Balance Sheets

	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$22,224,690	$12,188,321
Accounts receivable, net	7,920,764	26,336,939
Derivative instruments	4,236,196	6,843,054
Prepaid expenses	559,939	765,959
Inventory	—	107,803

Total current assets	34,941,589	46,242,076

Property and equipment
Oil and gas properties	439,378,811	327,540,493
Other property and equipment	29,347,618	4,551,599
Accumulated depreciation, depletion and amortization	(78,730,805)	(44,282,155)

Total property and equipment, net	389,995,624	287,809,937

Other noncurrent assets
Debt issuance costs	580,594	788,773
Derivative instruments	1,415,507	384,475
Restricted cash	550,581	300,152
Other noncurrent assets	365,748	197,028

Total other noncurrent assets	2,912,430	1,670,428

Total assets	$427,849,643	$335,722,441

Liabilities and members’ equity
Current liabilities
Accounts payable	$17,607,171	$27,925,830
Accounts payable—related party	—	1,652,222
Accrued liabilities	9,486,266	7,841,175
Asset retirement obligations	90,000	90,000

Total current liabilities	27,183,437	37,509,227

Noncurrent liabilities
Long term debt	118,000,000	111,100,000
Asset retirement obligations	6,648,431	5,845,756
Other noncurrent liabilities	1,883,537	2,275,877

Total noncurrent liabilities	126,531,968	119,221,633

Total liabilities	153,715,405	156,730,860

Commitments and contingencies (see Note 10)	—	—
Members’ equity	274,134,238	178,991,581

Total liabilities and members’ equity	$427,849,643	$335,722,441

The Notes to the Consolidated Financial Statements are an integral part of these statements.

WildHorse Resources II, LLC

Consolidated Statements of Operations

	For the year ended December 31, 2015	For the year ended December 31, 2014
Operating revenues
Natural gas	$30,555,933	$37,740,634
Crude oil	3,305,001	2,780,301
Natural gas liquids	1,451,475	988,860
Gathering system income	314,308	—

Total operating revenues	35,626,717	41,509,795

Operating expenses
Lease operating expenses	8,606,412	9,428,056
Gathering system operating expense	914,212	—
Production and ad valorem taxes	2,665,504	2,583,928
Cost of oil sales	—	687,461
Depreciation, depletion and amortization	25,526,123	15,296,648
Impairment of proved oil and gas properties	9,312,359	24,721,015
General and administrative	10,567,242	5,837,626
Exploration expense	14,895,803	1,597,028

Total operating expenses	72,487,655	60,151,762

Loss from operations	(36,860,938)	(18,641,967)

Other income (expense)
Interest expense	(2,576,042)	(2,680,293)
Other (expense) income	(45,005)	213,392
Gain (loss) on derivative instruments	9,510,313	6,513,966

Total other income (expense)	6,889,266	4,047,065

Net loss before income taxes	(29,971,672)	(14,594,902)
Income tax benefit	16,804	157,920

Net loss	$(29,954,868)	$(14,436,982)

The Notes to the Consolidated Financial Statements are an integral part of these statements.

WildHorse Resources II, LLC

Consolidated Statements of Changes in Members’ Equity

For the years ended December 31, 2015 and 2014.

	Combined Capital	Retained Deficit	Members’ Equity
Balance, December 31, 2013	$102,050,000	$(6,167,662)	$95,882,338
Capital contributions	89,437,127	—	89,437,127
Decrease of notes receivable from members, net	8,109,098	—	8,109,098
Net loss	—	(14,436,982)	(14,436,982)

Balance, December 31, 2014	$199,596,225	$(20,604,644)	$178,991,581
Capital contributions	125,850,026	—	125,850,026
Increase of notes receivable from members, net	(752,501)	—	(752,501)
Net loss	—	(29,954,868)	(29,954,868)

Balance, December 31, 2015	$324,693,750	$(50,559,512)	$274,134,238

The Notes to the Consolidated Financial Statements are an integral part of these statements.

WildHorse Resources II, LLC

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2015	2014
Cash flows from operating activities
Net loss	$(29,954,868)	$(14,436,982)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation, depletion and amortization	25,184,571	14,987,304
Accretion of asset retirement obligations	341,552	309,344
Impairment of proved oil and gas properties	9,312,359	24,721,015
Dry hole expense and impairments of unproved Properties	8,376,479	—
Amortization of debt issuance cost	221,896	208,151
(Gain) loss on derivative instruments	(9,510,313)	(6,513,966)
Cash settlements on derivative instruments	11,037,172	(2,711,680)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	18,296,422	(19,416,231)
Decrease (increase) in prepaid expenses	206,020	(336,483)
Decrease (increase) in inventories	107,803	449,946
(Decrease) increase in accounts payable	(8,079,683)	25,241,430
(Decrease) increase in accrued liabilities	(165,695)	3,158,311

Net cash provided by (used in) operating activities	25,373,715	25,660,159

Cash flows from investing activities
Additions to oil and gas properties	(123,939,686)	(128,667,447)
Additions to other property and equipment	(23,153,249)	(300,152)
Sales of other property and equipment	22,210	—
Increase in restricted cash	(250,429)	—

Net cash used in investing activities	(147,321,154)	(128,967,599)

Cash flows from financing activities
Advances on revolving credit facility	60,400,000	67,400,000
Payments on revolving credit facility	(53,500,000)	(50,300,000)
Member contributions	125,097,525	97,546,225
Debt issuance cost	(13,717)	(56,739)

Net cash provided by financing activities	131,983,808	114,589,486

Increase in cash and cash equivalents	10,036,369	11,282,046
Cash and cash equivalents
Beginning of period	12,188,321	906,275

End of period	$22,224,690	$12,188,321

The Notes to the Consolidated Financial Statements are an integral part of these statements.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements

1.	Organization

WildHorse Resources II, LLC (the Company, WHR II, we, our or us) is an independent energy company engaged in the acquisition, exploitation, and development of natural gas and crude oil properties. We were organized in the State of Delaware on June 3, 2013 under the Delaware Limited Liability Company Act with NGP X US Holdings, L.P. (NGP X), a Delaware limited partnership, as the principal member. We are a growth-oriented, independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL resources. Our assets are characterized by concentrated acreage positions in the State of Louisiana and the State of Texas.

No Member shall be liable for our debts, liabilities, contracts or other obligations except for any unpaid capital commitments of such Member and as otherwise provided in the Delaware Limited Liability Company Act.

On June 18, 2014, we purchased WildHorse Resources Management Company, LLC (WHRM) from WildHorse Resources LLC (WHR) becoming the sole member and manager of WHRM. WHRM was organized in the State of Delaware on October 17, 2012 under the Delaware Limited Liability Company Act. WHRM is a 100% wholly owned subsidiary of ours.

Oakfield Energy LLC (Oakfield) was organized in the State of Delaware on June 4, 2014 under the Delaware Limited Liability Company Act with WHR II as the sole member and manager. Oakfield is a 100% wholly owned subsidiary of ours.

Our consolidated financial statements include the accounts of WHR II and our wholly owned subsidiaries, WHRM and Oakfield. All significant intercompany transactions have been eliminated in consolidation. Undivided interests in oil and natural gas exploration and production joint ventures are consolidated on a proportionate basis.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Our operations are considered to fall within a single reportable industry segment, which is the acquisition, exploitation, exploration and development of natural gas and crude oil properties in the United States. Significant policies are discussed below.

Use of Estimates in the Preparation of Financial Statements

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate the estimates and assumptions on a regular basis; however, actual results may differ from these estimates and assumptions used in the preparation of the financial statements. Significant estimates with regard to these financial statements include (1) the estimate of proved oil and gas reserves and related present value estimates of future net cash flows therefrom; (2) depreciation, depletion and amortization expense; (3) valuation of accounts receivable; (4) accrued capital expenditures and liabilities; (5) asset retirement obligations; (6) environmental

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

remediation costs; (7) valuation of derivative instruments and (8) impairment expense. Although management believes these estimates are reasonable, changes in facts and circumstances or discovery of new information may result in revised estimates, and such revisions could be material.

Cash and Cash Equivalents

We consider all highly liquid investment instruments purchased with maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows and other statements. These investments are carried at cost, which approximates fair value. In case a book overdraft exists at the end of a period, we reclassify the negative cash amount to accounts payable.

Restricted Cash

Restricted cash consists of certificates of deposit in place to collateralize letters of credit issued to governmental agencies. The letters of credit are required as part of normal business operations. The certificates of deposit will be in place for a period greater than 12 months and are considered noncurrent.

Inventory

Inventory consists of oil in field tanks that has been produced, but not yet sold. Inventory is stated at the lower of cost or market. We have adopted the FIFO (first-in first-out) accounting method. The cost of oil inventory sold is recorded to “Cost of oil sales” on the Consolidated Statement of Operations. We did not record oil inventory impairment expense in 2015 and 2014.

Oil and Gas Properties

We use the successful efforts method of accounting for natural gas and crude oil producing activities. Costs to acquire mineral interests in natural gas and crude oil properties are capitalized. Costs to drill and develop development wells and costs to drill and develop exploratory wells that find proved reserves are also capitalized.

Costs to drill exploratory wells that do not find proved reserves, delay rentals and geological and geophysical costs are expensed. There were no capitalized exploratory drilling costs pending evaluation at December 31, 2015. There were $11.1 million of capitalized exploratory drilling costs pending evaluation at December 31, 2014.

The following table reflects the net changes in capitalized exploratory well costs:

	For the year ended December 31, 2015	For the year ended December 31, 2014
Balance, beginning of period	$11,133,624	$—
Additions to capitalized exploratory well costs pending the determination of proved reserves	—	11,133,624
Reclassifications to wells, facilities and equipment based on the determination of proved reserves	(5,138,634)	—
Capitalized exploratory well costs charged to expense	(5,994,990)	—

Balance, end of period	$—	$11,133,624

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed:

	December 31,
	2015	2014
Capitalized exploratory well costs that have been capitalized for a period of one year or less	$—	$11,133,624
Capitalized exploratory well costs that have been capitalized for a period greater than one year	—	—

	$—	$11,133,624

We acquire leases on acreage not associated with proved reserves or held by production with the expectation of ultimately assigning proved reserves and holding the leases with production. The costs of acquiring these leases, including primarily brokerage costs and amounts paid to lessors, are capitalized and excluded from current amortization pending evaluation. When proved reserves are assigned, the leasehold costs associated with those leases are depleted as producing oil and gas properties. Costs associated with leases not held by production are impaired when events and circumstances indicate that carrying value of the properties is not recoverable. We recorded impairment of $1.2 million as exploration expense for unproved oil and gas properties for the year ended December 31, 2015. We had no leasehold impairment expense for the year ended December 31, 2014.

Capitalized costs of producing natural gas and crude oil properties and support equipment, net of estimated salvage values, are depleted by field using the units-of-production method. Well and well equipment and tangible property additions are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves.

Proved oil and gas properties are reviewed for impairment when events and circumstances indicate a potential decline in the fair value of such properties below the carrying value, such as a downward revision of the reserve estimates or lower commodity prices. We estimate the undiscounted future cash flows expected in connection with the properties and compare such future cash flows to the carrying amounts of the properties to determine if the carrying amounts are recoverable. If the carrying value of the properties is determined to not be recoverable based on the undiscounted cash flows, an impairment charge is recognized by comparing the carrying value to the estimated fair value of the properties. The factors used to determine fair value include, but are not limited to, estimates of proved and probable reserves, future commodity prices, the timing of future production and capital expenditures and a discount rate commensurate with the risk reflective of the lives remaining for the respective oil and gas properties. We recorded impairment expense of $9.3 million and $24.7 million to proved oil and gas properties for the year ended December 31, 2015 and 2014, respectively. The impairment resulted from lower projected oil and gas prices and a drop in projected remaining reserves in East Texas and our non-core fields.

Oil and Gas Reserves

The estimates of proved natural gas, crude oil and natural gas liquids reserves utilized in the preparation of the financial statements are estimated in accordance with guidelines established by the Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB), which require that reserve estimates be prepared under existing economic and operating conditions using a 12-month average price with no provision for price and cost escalations in future years except by contractual arrangements. Proved reserves as of December 31, 2015 and 2014 were prepared by qualified petroleum engineers on our staff and audited by the independent petroleum engineering firm of Cawley, Gillespie & Associates, Inc. (CG&A).

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

We emphasize that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. It is possible that, because of changes in market conditions or the inherent imprecision of these reserve estimates, the estimates of future cash inflows, future gross revenues, the amount of natural gas, crude oil and natural gas liquids reserves, the remaining estimated lives of the natural gas and crude oil properties, or any combination of the above may be increased or reduced. See Note 14—“Supplemental Oil and Gas Information (unaudited)” for further information.

Gathering System

In 2015, our Oakfield subsidiary constructed and began operating a 15.2 mile 16” natural gas gathering system in order to provide sufficient, cost effective access to major markets for our existing and expected future production from new horizontal wells in North Louisiana. The wells are charged a fee for gathering services based on their throughput volumes and gas quality. In 2015, only wells operated by us were connected to the system. We are depreciating the Oakfield gathering assets on a straight-line basis over the current expected reserve life of wells connected to the system.

Other Property and Equipment

Other property and equipment includes our gathering system, leasehold improvements, office furniture, automobiles, computer equipment, software, pipelines, office buildings and land. Other property and equipment is depreciated using a straight-line method over the expected useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease and land is not depreciated or amortized.

Capitalized Interest

We capitalize interest costs to oil and gas properties on expenditures made in connection with certain projects such as drilling and completion of new oil and natural gas wells and major facility installations. Interest is capitalized only for the period that such activities are in progress. Interest is capitalized using a weighted average interest rate based on our outstanding borrowings. For the year ended December 31, 2015 and 2014, we recorded $0.8 million and $0.2 million in capitalized interest, respectively.

Properties Acquired in Business Combinations

Assets and liabilities acquired in a business combination are required to be recorded at fair value. If sufficient market data is not available, we determine the fair values of proved and unproved properties acquired in transactions accounted for as business combinations by preparing our own estimates of crude oil and natural gas reserves. To compensate for the inherent risk of estimating and valuing unproved reserves, discounted future net cash flows of probable and possible reserves are reduced by additional risk-weighting factors. See Note 3—“Acquisitions.”

Asset Retirement Obligations

We recognize a liability equal to the fair value of the estimated cost to plug and abandon our natural gas and crude oil wells and associated equipment. The liability and the associated increase in the related long-lived asset are recorded in the period in which the related assets are placed in service or acquired. The liability is accreted to its expected future cost each period and the capitalized cost is depleted using the units-of-production method of the related asset. The accretion expense is included in depreciation, depletion and amortization expense.

The fair value of the estimated cost is based on historical experience, managements’ expertise and third-party proposals for plugging and abandoning wells. The estimated remaining lives of the wells is based on

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

reserve life estimates and federal and state regulatory requirements. At the time the related long-lived asset is placed in service, the estimated cost is adjusted for inflation based on the remaining life, then discounted using a credit-adjusted risk-free rate to determine the fair value.

Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs, including non-operated plug and abandonment expense, changes in the remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements. At the time of abandonment, we recognize a gain or loss on abandonment to the extent that actual costs do not equal the estimated costs.

Environmental Costs

As an owner or lessee and operator of oil and gas properties, we are subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. Environmental expenditures that relate to an existing condition caused by past operations and that do not have future economic benefit are expensed. Liabilities related to future costs are recorded on an undiscounted basis when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated.

Revenue Recognition and Oil and Gas Imbalances

We follow the “sales” method of accounting for natural gas, crude oil and natural gas liquids revenues. Under this method, we recognize revenues on production as it is taken and delivered to our purchasers and revenues are recorded net of gathering and processing expense. The gas volumes sold may be more or less than the gas volumes we are entitled to based on our ownership interest in the property. These differences result in gas imbalances. We record a liability to the extent there are not sufficient reserves to cover an over delivered gas imbalance. No receivables are recorded for those wells on which the Company has taken less than its proportionate share of production.

Accounts Receivable

We grant credit to creditworthy independent and major natural gas and crude oil marketing companies for the sale of natural gas, crude oil and natural gas liquids. In addition, we grant credit to our oil and gas working interest partners. Receivables from our working interest partners are generally secured by the underlying ownership interests in the properties.

Accounts receivable balances primarily relate to joint interest billings and oil and gas sales, net of our interest. The accounts receivable balance generally includes two months of accrued revenues for operated properties and three months of accrued revenues for non-operated properties net of any collections related to those periods. The accounts receivable balance also includes other miscellaneous balances.

Accounts receivable are recorded at the amount we expect to collect. We use the specific identification method of providing allowances for doubtful accounts. As of December 31, 2015, we recorded a provision for uncollectible accounts of $0.1 million. There were no material bad debt write-offs in 2014. No provision for uncollectible accounts was established as of December 31, 2014.

Derivative Instruments

We periodically enter into derivative contracts to manage our exposure to commodity price risk. These derivative contracts, which are placed with major financial institutions that we believe have minimal credit risks, take the form of variable to fixed price swaps. The natural gas reference price, upon which the commodity derivative contracts are based, reflects market indices that have a high degree of historical correlation with actual prices received for natural gas sales.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

We account for our derivative instruments in accordance with FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, which requires that all derivative instruments, other than those that meet the normal purchases and sales exception, be recorded on the balance sheet as either an asset or liability measured at fair value. Derivative instruments are netted when the right to net exists under a master netting agreement, future liabilities and assets correspond to the same commodity type and future cash flows have the same balance sheet current or non-current classification. Changes in fair value are recognized currently in earnings. Realized and unrealized gains and losses from our oil, gas, natural gas liquids and interest derivatives are recognized in “Other income (expense).” We compute the fair value of the unrealized gains and losses on our derivative instruments using forward prices and dealer quotes provided by a third party.

Lease Expenses

We record escalating lease expenses for our corporate office over the life of the lease on a straight-line basis.

Debt Issuance Costs

Debt issuance costs incurred are capitalized and subsequently amortized over the term of the related debt on a straight-line basis.

Fair Value Measurements

Accounting guidance for fair value measurements establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. We use Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value. See Note 4—“Fair Value Measurements.”

Income Taxes

We are taxed as a partnership for U.S. federal and most state income tax purposes. As a result, our members are responsible for federal and state income taxes on their share of our taxable income. Our consolidated subsidiary WHRM is taxed as a corporation for federal and state income tax purposes. We are also subject to the Texas franchise tax and certain aspects of the tax make it similar to an income tax.

Deferred income taxes arise due to temporary differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. We had a net deferred income tax benefit of $0.2 million and $0.1 million in 2015 and 2014, respectively.

We must recognize the income tax effects of any uncertain tax positions we may adopt, if the position taken by us is more likely than not sustainable based on its technical merits. If a tax position meets such criteria, the income tax effect that would be recognized by us would be the largest amount of benefit with more than a 50% chance of being realized. There were no uncertain tax positions that required recognition in the consolidated financial statements at December 31, 2015 and 2014.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

Commitments and Contingencies

Accruals for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

Supplemental Cash Flow Information

Supplement cash flow for the periods presented:

	For the year ended December 31, 2015	For the year ended December 31, 2014
Supplemental cash flows:
Cash paid for interest	$3,131,088	$2,514,714
Noncash investing activities:
(Decrease) increase in capital expenditures in accounts payables and accrued liabilities	(2,472,752)	5,529,602

New Accounting Standards

Leases. In February 2016, the FASB issued a revision to its lease accounting guidance. The FASB retained a dual model, requiring leases to be classified as either direct financing or operating leases. The classification will be based on criteria that are similar to the current lease accounting treatment. The revised guidance requires lessees to recognize a right-of-use asset and lease liability for all leasing transactions regardless of classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The revised guidance must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the standard and the impact on the Company’s financial statements and related footnote disclosures.

Balance Sheet Classification of Deferred Taxes. In November 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendment. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We do not expect the impact of adopting this guidance to be material to our financial statements and related disclosures.

Simplifying the Accounting for Measurement-Period Adjustments. In September 2015, the FASB issued an accounting standards update that eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment. Disclosure of the effect on earnings of any amounts an acquirer would have recorded in previous periods if the accounting had been

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

completed at the acquisition date is required. The disclosure is required for each affected income statement line item, and may be presented separately on the face of the income statement or in the notes to the financial statements. The new guidance should be applied prospectively to adjustments to provisional amounts that occur after the effective date and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for any interim and annual financial statements that have not yet been issued. We do not expect the impact of adopting this guidance to be material to our financial statements and related disclosures.

Presentation of Debt Issuance Cost. In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. The guidance is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. In August 2015, the FASB issued an accounting standards update that incorporates SEC guidance clarifying that the SEC would not object to debt issuance costs related to line-of-credit arrangements being deferred and presented as an asset that is subsequently amortized over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We have elected this presentation in our consolidated financial statements and footnote disclosures as of December 31, 2015 and 2014.

Revenue from Contracts with Customers. In May 2014, the FASB issued a comprehensive new revenue recognition standard for contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The core principle of this standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, the standard provides a five-step analysis of transactions to determine when and how revenue is recognized. In August 2015, the FASB issued an accounting standards update that formally delayed the effective date of its new revenue recognition standard. The new standard is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is now permitted for fiscal years, and interim periods within those years, beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. This guidance will be applicable to the Company beginning on January 1, 2018. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements and footnote disclosures, if any.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material impact on our consolidated financial statements and footnote disclosures.

3.	Acquisitions

2014 Activity

On February 7, 2014, a Consent Agreement was executed for the assignment of certain oil and gas properties in east Texas subject to the Purchase and Sale Agreement executed June 17, 2013 for cash consideration of $17.1 million. After adjustments for net revenues and expenses and other customary adjustments between the May 1, 2013 effective date and the February 20, 2014 closing date, the net adjusted purchase price was $16.0 million. The purchase price was primarily allocated to oil and gas properties.

On June 3, 2014, we acquired oil and gas producing properties and leases in north Louisiana for cash consideration of $37.2 million. After adjustments for net revenues and expenses and other customary adjustments between the April 1, 2014 effective date and the July 15, 2014 closing date, the net adjusted purchase price was

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

$37.1 million. Assumed liabilities include suspended amounts payable to royalty and other working interest owners. The purchase price was primarily allocated to oil and gas properties.

On August 14, 2014, we acquired oil and gas producing properties and leases in north Louisiana for cash consideration of $2.9 million. After adjustments for net revenues and expenses and other customary adjustments between the April 1, 2014 effective date and the August 14, 2014 closing date, the net adjusted purchase price was $2.9 million. The purchase price was primarily allocated to oil and gas properties.

On October 13, 2014, we acquired oil and gas producing properties and leases in north Louisiana for cash consideration of $12.9 million. After adjustments for net revenues and expenses and other customary adjustments between the August 1, 2014 effective date and the November 7, 2014 closing date, the net adjusted purchase price was $12.8 million. Assumed liabilities include suspended amounts payable to royalty and other working interest owners. The purchase price was primarily allocated to oil and gas properties.

The total purchase price for these transactions was as follows:

Total Purchase Price
Cash paid	$68,496,827
Net liabilities assumed	283,483

$68,780,310

The total purchase price for our 2014 acquisitions was considered to be at fair value. To estimate fair value of the properties as of the acquisition dates, we used an income approach. We utilized discounted cash flow models, which took into account various inputs including estimated quantities of crude oil, natural gas and natural gas liquids, estimated future commodity prices, estimated future production rates, and estimated timing and amounts of future operating and development costs.

To estimate the fair value of proved properties, we discounted the expected future net cash flows using rates commensurate with the associated risk determined appropriate at the acquisition date. To compensate for the inherent risk of estimating and valuing unproved properties, we reduced the discounted future net cash flows of probable reserves by additional risk-weighting factors. We used current acquisition prices to value term acreage costs. The fair values of the proved and unproved oil and gas properties are considered Level 3 fair value measurements.

We had acquisition related expenses of $1.5 million in 2014 relating to these transactions. These acquisition related expenses were charged to General and administrative expenses in our Consolidated Statement of Operations.

4.	Fair Value Measurements

Certain of our assets and liabilities are reported at fair value on our balance sheets. The following methods and assumptions were used to estimate the fair values for each class of financial instruments:

Our financial instruments consist of cash and cash equivalents, receivables, inventory, payables, and debt instruments. We believe that the carrying value of these instruments on the Consolidated Balance Sheets approximate their fair value.

Our derivative instruments, stated at fair value, consist of variable to fixed price commodity swaps. The fair value of the derivative instruments were independently valued using forward prices and dealer quotes by a third party. See Note 5—“Derivative Instruments” for further information.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

Fair value information for our financial assets and liabilities that are measured at fair value each reporting period is as follows at December 31, 2015 and 2014:

	Total Carrying Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
December 31, 2015
Financial Assets
Commodity derivative instruments	$5,651,703	$—	$5,651,703	$—
Financial Liabilities
Commodity derivative instruments	—	—	—	—

	$5,651,703	$—	$5,651,703	$—

December 31, 2014
Financial Assets
Commodity derivative instruments	$7,227,529	$—	$7,227,529	$—
Financial Liabilities
Commodity derivative instruments	—	—	—	—

	$7,227,529	$—	$7,227,529	$—

FASB guidance established a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.

5.	Derivative Instruments

We have entered into certain derivative arrangements with respect to portions of our natural gas and oil production to reduce our sensitivity to volatile commodity prices. None of our derivative instruments are designated as cash flow hedges. We believe that these derivative arrangements, although not free of risk, allow us to achieve more predictable cash flows and to reduce exposure to commodity price fluctuations. However, derivative arrangements limit the benefit of increases in the prices of natural gas and oil sales. Moreover, our derivative arrangements apply only to a portion of our production and provide only partial protection against declines in commodity prices. Such arrangements may expose us to risk of financial loss in certain circumstances. We continuously reevaluate our risk management program in light of changes in production, market conditions, commodity price forecasts, capital spending, interest rate forecasts and debt service requirements.

At the end of each reporting period, we record on our balance sheets the mark-to-market valuation of our derivative instruments. We recorded net assets for derivative instruments of $5.7 million and $7.2 million at December 31, 2015 and 2014, respectively. No unamortized premiums were reported at December 31, 2015 and 2014.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

At December 31, 2015 and 2014, we had the following outstanding derivative instruments recorded in our balance sheet:

			Consolidated Balance Sheet Location
	Gross Fair Value		Derivative Assets		Derivative Liabilities
	Asset	Liability	Current	Non-current	Current	Non-current
December 31, 2015
Commodity price	$5,651,703	$—	$4,236,196	$1,415,507	$—	$—
December 31, 2014
Commodity price	$7,227,529	$—	$6,843,054	$384,475	$—	$—

Gains and losses for commodity derivatives are included in “Other income (expense)” on the Consolidated Statements of Operations. The following table details the effect of derivative contracts on “Other income (expense):”

	Amount of Gain (Loss) Recognized
	For the year ended December 31, 2015	For the year ended December 31, 2014
Commodity price	$9,510,313	$6,513,966

We use fixed price commodity swaps to accomplish our hedging strategy. Collars consisting of a sold call and purchased put are used to establish a ceiling price and floor price, for expected future natural gas sales. The sold call establishes the maximum price that we will receive for the contracted commodity volumes. The purchased put establishes the minimum price that we will receive for the contracted volumes. Derivative instruments are netted when the right to net exists under a master netting agreement, future liabilities and assets correspond to the same commodity type and future cash flows have the same balance sheet current or non-current classification. We have exposure to financial institutions in the form of derivative transactions. These transactions are with counterparties in the financial services industry, specifically with members of our bank group. These transactions could expose us to credit risk in the event of default of our counterparties. We have master netting agreements for our derivative transactions with our counterparties and although we do not require collateral, we believe our counterparty risk is low because of the credit worthiness of our counterparties. See Note 4—“Fair Value Measurements” for further information.

The following derivative contracts were in place at December 31, 2015:

Natural Gas
	Collars			Variable to Fixed Price Swaps
Year	MMBtu’s Per Month	Weighted Average Floor Price	Weighted Average Ceiling Price	MMBtu’s Per Month	Weighted Average Fixed Price
2016	150,000	$3.00	$3.41	310,000	$3.29
2017	200,000	$3.20	$3.65	40,000	$3.01

Oil
	Variable to Fixed Price Swaps
Year	Barrels Per Month	Weighted Average Fixed Price
2016	2,250	$50.43
2017	1,500	$53.75

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

The following derivative contracts were in place at December 31, 2014:

Natural Gas
	Variable to Fixed Price Swaps
Year	MMBtu’s Per Month	Weighted Average Fixed Price
2015	570,000	$4.03
2016	60,000	$4.00

In accordance with the revolving credit agreement (Credit Agreement) entered into August 8, 2013, as amended, we are restricted from entering into derivative agreements, other than paid up premium-based options or basis differential swaps on volumes already hedged, that in the aggregate total more than 85% and 75%, for the first 24 months and the next 36 months, respectively, of the then reasonably anticipated production from proved oil and gas properties but comprising not more than 30% from proved undeveloped reserves. Additionally, we shall not enter into interest rate swap agreements where the notional amount aggregates greater than 90% of the then outstanding debt of the Credit Agreement. A subsequent change in anticipated production or a subsequent change in the amount of outstanding debt does not require a modification to existing derivative positions. We had no interest rate swap agreements in place as of December 31, 2015 and 2014.

6.	Accounts Receivable

Accounts receivable consist of the following:

	December 31,
	2015	2014
Oil, gas and NGL sales	$3,596,021	$3,419,764
Joint interest billings	3,455,023	18,640,970
Severance tax	530,498	3,912,488
Other current receivables	389,222	363,717
Allowance for doubtful accounts	(50,000)	—

	$7,920,764	$26,336,939

In 2015 and 2014, there were two and three customers that, respectively, purchased 61% and 82%, respectively, of our production.

7.	Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2015	2014
Production and drilling projects	$7,360,979	$5,635,173
Deferred rent	362,999	339,505
Lease operating expense	917,793	910,520
General and administrative	241,640	432,366
Severance and ad valorem taxes	414,682	344,025
Interest expense	46,110	141,000
Other accrued liabilities	142,063	38,586

	$9,486,266	$7,841,175

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

8.	Asset Retirement Obligations

A reconciliation of our asset retirement obligation liability is as follows:

	For the year ended December 31,
	2015	2014
Balance, beginning of period	$5,935,756	$4,990,570
Accretion expense	341,552	309,344
Liabilities incurred	467,311	676,441
Liabilities settled	(8,413)	—
Revisions	2,225	(40,599)

Balance, end of period	$6,738,431	$5,935,756

There were no asset retirement liabilities incurred from acquisitions in 2015. In 2014, we acquired new wells with retirement obligations of $0.6 million. In 2015 and 2014, we drilled new wells with retirement obligations of $0.3 million and $0.1 million, respectively. In 2015, we constructed a new gathering system with a retirement obligation of $0.1 million

9.	Debt

Credit Agreement

On August 8, 2013, we entered into a revolving credit agreement (Credit Agreement) with Bank of Montreal as the administrative agent, Bank of America, N.A. and Wells Fargo Bank, National Association as co-syndication agents, Comerica Bank and U.S. Bank National Association as co-documentation agents, and other banks. The Credit Agreement was amended on September 21, 2013.

The Credit Agreement provides for aggregate maximum credit amounts of $500.0 million, consisting of borrowings and letters of credit and was issued with an initial borrowing base of $130.0 million. The borrowing base as of December 31, 2015 and 2014 was $120.0 million and $140.0 million, respectively. The borrowing base is re-determined semi-annually, with WHR II and the bank group each having the right to one interim unscheduled redetermination between scheduled redeterminations. The Credit Agreement is used for acquisitions of oil and gas properties, working capital for lease acquisitions, for exploration and production operations and for development, including the drilling and completion of new wells and for general corporate purposes. The Credit Agreement requires that we provide the bank group a first priority lien on our oil and gas properties such that those properties subject to the lien represent at least 80% of the total value of the proved oil and gas properties. Additional debt outside of the Credit Agreement is significantly restricted. Unless previously terminated, the Credit Agreement shall terminate on the maturity date, August 8, 2018. There were no current maturities under the Credit Agreement as of December 31, 2015 and 2014.

The Credit Agreement includes the usual and customary covenants for credit facilities of its type and size. The covenants cover matters such as mandatory reserve reports, the responsible operation and maintenance of properties, certifications of compliance, required disclosures to the bank group, notices under other material instruments, notices of sales of oil and gas properties, incurrence of additional indebtedness, restricted payments and distributions, certain leases and investments outside of the ordinary course of business, limits on the amount of commodity and interest rate hedges that can be put in place, and events of default.

The Credit Agreement also contains two principal quarterly financial covenants: (i) maintaining a ratio of EBITDAX to Interest Expense of at least 2.5 to 1.0 and (ii) maintaining a ratio of Current Assets (including the undrawn borrowing base amount but excluding non-cash derivatives) to Current Liabilities (excluding non-cash derivatives) of at least 1.0 to 1.0. During 2015 and 2014, we were in compliance with all covenants.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

We may choose from two interest rates: (i) the Eurodollar rate, which is based on LIBOR (London Interbank Offered Rate), plus an additional margin, based on the percentage of the borrowing base being utilized, ranging from 1.50% to 2.50%; and (ii) the Alternate Base Rate (ABR), which is based on the highest of (a) the U.S. Prime rate, (b) the Federal Funds Effective Rate in effect plus 1/2 of 1% and (c) Adjusted LIBOR plus 1%, plus an additional margin, based on the percentage of the borrowing base being utilized, ranging from 0.50% to 1.50%. From the inception of the Credit Agreement, predominately all our debt outstanding has been in the form of Eurodollar borrowings based on the Eurodollar rate. There is also a commitment fee of between 0.375% and 0.50% on the undrawn borrowing base amounts.

The cost to enter into the credit facility was $1.0 million, which is being amortized over the life of the Credit Agreement.

In 2015 and 2014, the interest incurred under the Credit Agreement was $3.1 million and $2.5 million, respectively. The weighted average interest rate for 2015 and 2014 was 2.6% and 2.4%, respectively. The outstanding debt under the Credit Agreement as of December 31, 2015 and 2014 was $118.0 million and $111.1 million, respectively. Commitment fees of $0.1 million and $0.1 million were incurred in 2015 and 2014, respectively.

10.	Commitments and Contingencies

Legal Contingencies

We are party to various ongoing and threatened legal actions relating to our entitled ownership interests in certain properties. We evaluate the merits of existing and potential claims and accrue a liability for any that meet the recognition criteria and can be reasonably estimated. We did not recognize any liability as of December 31, 2015 and 2014. Our estimates are based on information known about the matters and the input of attorneys experienced in contesting, litigating, and settling similar matters. Actual amounts could differ from our estimates and other claims could be asserted.

Environmental

From time to time, we could be liable for environmental claims arising in the ordinary course of business. At December 31, 2015 and 2014, no environmental obligations were recognized.

Transportation

We were assigned a firm gas transportation service agreement with Regency Intrastate Gas LLC (The Transporter) as a result of our property acquisition on August 8, 2013. Under the terms of the agreement, we are obligated to pay total daily transportation fees not to exceed $0.30 per MMBtu per day for quantities of 40,000 MMBtu per day to the Transporter until March 5, 2019.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

Our minimum commitments to the Transporter as of December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014
2015	$—	$4,380,000
2016	4,392,000	4,392,000
2017	4,380,000	4,380,000
2018	4,380,000	4,380,000
2019	768,000	768,000

Total	$13,920,000	$18,300,000

Lease Obligations

We currently lease corporate office space through May 31, 2021. Total general and administrative rent expense for the year ended December 31, 2015 and 2014 was $0.8 million and $0.5 million, respectively. WHRM entered into the office lease agreement in 2013 that has escalating payments between July 2014 and May 2021. The average annual lease payment is $1.2 million over the life of the lease.

We have entered into drilling services agreements with varying terms. These contracts will expire at various times with the latest expiring in December 2016. We also have entered into compressor and equipment rental agreements with various terms. The compressor and equipment rental agreements expire at various times with the latest expiring in June 2016. Most of these agreements contain 30 day termination clauses. Total compressor and equipment rental expense incurred in 2015 and 2014 was $1.0 million and $0.7 million, respectively.

The table below reflects our minimum commitments as of December 31, 2015:

	Office Lease	Drilling Services	Compressor and Equipment
2016	$1,211,899	$10,760,400	$85,255
2017	1,235,393	—	—
2018	1,258,887	—	—
2019	1,282,381	—	—
2020	1,305,875	—	—
Thereafter	548,193	—	—

Total	$6,842,628	$10,760,400	$85,255

The table below reflects our minimum commitments as of December 31, 2014:

	Office Lease	Drilling Services	Compressor and Equipment
2015	$1,188,405	$10,701,600	$569,403
2016	1,211,899	10,760,400	—
2017	1,235,393	—	—
2018	1,258,887	—	—
2019	1,282,381	—	—
Thereafter	1,854,068	—	—

Total	$8,031,033	$21,462,000	$569,403

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

Letter of Credit and Certificate of Deposit

Standby letters of credit were issued to the Louisiana Office of Conservation and the Railroad Commission of Texas for our account for $0.3 million in 2014. In 2015, the standby letter of credit issued to the Louisiana Office of Conservation for our account was increased $0.3 million. The letters of credit are to insure our compliance with regulatory requirements. These letters of credit are collateralized by three Certificates of Deposits; the fair value of the Certificates of Deposits was $0.6 million and $0.3 million at December 31, 2015 and 2014, respectively. The amounts of the letters of credit and the Certificates of Deposit are adjusted depending on the requirements of the related governmental agency. The Certificates of Deposit are classified as restricted noncurrent assets and are not considered operating cash for the purposes of the Consolidated Statement of Cash Flows.

Incentive Plan

The Limited Liability Company Agreement (Company Agreement) allows for the sharing of gain upon our monetization either through a return of capital contributions, plus multiples of capital, through recapitalization, sale or merger or through a return of capital to the Members through other means.

The Company Agreement allows for the sharing of gain upon monetization through Incentive Units. From time to time, the Board of Managers has and may issue Incentive Units in consideration of services rendered by employees. The payout is generally dependent upon monetization achieved by the Members, with payments in the form of cash or property.

The amount of participation by employees can vary from 0% to 40% of the gain depending upon the level of monetization achieved by the Members. There were no special distributions awarded by the Board of Managers in 2015 and 2014. Therefore, no compensation costs associated with the Incentive Plan were recorded in 2015 and 2014.

11.	Employee Defined Contribution Plan

We sponsor a 401(k) savings plan. All regular employees are eligible to participate and immediately vest. We make contributions to match employee contributions up to the first 6% of compensation deferred in the plan. We made contributions of $0.4 million and $0.2 million in 2015 and 2014, respectively. There are no other retirement based plans.

12.	Related Party Transactions

Member Contributions

We received capital contributions of $125.1 million and $89.5 million from our members in 2015 and 2014, respectively. Promissory note advances are available to management to fund future capital commitments. As of December 31, 2015 and 2014, promissory note advances outstanding to management were $2.4 million and $1.7 million, respectively. Promissory note advances carry an interest rate of 2.5%. In 2015 and 2014, $0.1 million and $0.2 million in interest was accrued to the promissory notes, respectively. In 2015 and 2014, management paid $0.1 million and $0.3 million of promissory note interest, respectively. In accordance with FASB ASC Topic 505: Equity, the promissory note advances and the related accrued interest receivable are presented in the balance sheet as a deduction from members’ equity.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

WHR and Memorial Resource Development Corp.

WildHorse Resources, LLC (WHR) is an independent energy company engaged in the acquisition, exploitation, and development of natural gas and crude oil properties organized in the State of Delaware on August 7, 2007. WHR, a related party, is under common control. On August 8, 2013, a Management Agreement between WHR and WHR II was executed where WHR was appointed the Accounting and Operations Manager for WHR II with responsibilities including administrative and land services, operator services and financial and accounting services. As Accounting and Operations Manager, WHR received operated and non-operated revenues on our behalf and billed and received joint interest billings. In addition, WHR paid for lease operating expenses and drilling costs on our behalf. On August 8, 2013, an Asset and Cost Sharing Agreement between WHR and WHR II was executed. As part of the agreement, shared WHR general and administrative costs were allocated between WHR and WHR II in accordance with a sharing ratio. The sharing ratio was based on the previous quarter’s capital expenditures and number of operated wells. Company specific costs were billed directly to the appropriate entity. As a result of these agreements, we made net payments of $5.0 million to WHR in 2014.

On June 18, 2014 Memorial Resource Development Corp. (MRD), the principal member of WHR, completed an initial public offering. As a result of the offering, the Management Agreement between WHR and WHR II and the Asset Cost Sharing Agreement between WHR and WHR II were terminated.

On June 18, 2014, we purchased WildHorse Resources Management Company, LLC (WHRM) from WHR for $0.2 million becoming the sole member and manager of WHRM.

On June 18, 2014, a Management Services Agreement between MRD, as the parent of WHR, and WHRM, was executed where we agreed to provide accounting and operating transition services to WHR with responsibilities including administrative and land services, operator services and financial and accounting services. As Accounting and Operations Manager, we received operated and non-operated revenues on behalf of WHR and bill and receive joint interest billings. In addition, we paid for lease operating expenses and drilling costs on behalf of WHR. As a result of this agreement, we paid $57.6 million in net payments to WHR in 2015. We received net payments of $53.0 million from WHR and MRD in 2014. We were owed $0.0 million and $1.6 million, net, from WHR and MRD as of December 31, 2015 and 2014, respectively.

On February 25, 2015, the Management Services Agreement between MRD and WHRM was terminated with an effective date of March 1, 2015.

NGP Affiliated Companies

During the year ended December 31, 2015 and 2014, we made payments of $1.0 million and $6.5 million, respectively, to Cretic Energy Services, LLC, a NGP affiliated company, for services related to our drilling and completion activities.

During the year ended December 31, 2015 and 2014, we made payments of $0.1 million and $0.1 million, respectively, to Multi-Shot, LLC, a NGP affiliated company, for services related to our drilling and completion activities.

During the year ended December 31, 2015 and 2014, we received net payments of $0.1 million and $0.1 million, respectively, from PennTex Midstream Partners, LP, a NGP affiliated company, for the gathering, processing and transportation of natural gas and NGLs.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

During the year ended December 31, 2015 and 2014, we made net payments of $0.4 million and $0.1 million, respectively, to Highmark Energy Operating, LLC, a NGP affiliated company, for non-operated working interests in oil and gas properties we operate.

WHRM

WHRM was organized in the State of Delaware on October 17, 2012 under the Delaware Limited Liability Company Act with WHR as the sole member and manager. The Management Services Agreement was executed on August 8, 2013, where WHRM began providing general, administrative and employee services to WHR II as well as WHR. WHRM shared costs were also subject to the same sharing ratio as the Asset and Cost Sharing Agreement between WHR and WHR II. As a result of this agreement, we made net payments of $6.0 million to WHRM in 2014.

On June 18, 2014, we purchased WHRM from WHR becoming the sole member and manager. All significant intercompany transactions after the purchase date have been eliminated in consolidation.

13.	Subsequent Events

On March 3, 2016, the drilling services agreement was terminated with an effective date of March 3, 2016. The amount owed to the drilling services contractor under the termination agreement is $7.6 million, which could be reduced if the released rig is subcontracted to another customer.

During 2016, we entered into the following commodity derivatives:

Commodity / Term	Contract Type	Average Monthly Volume	Price per Unit
Natural Gas
July 2016 – December 2016	Collar	45,000 Mmbtu’s	$2.32 - $2.61
June 2016 – December 2016	Collar	105,714 Mmbtu’s	$2.32 - $2.52
March 2016 – December 2016	Swap	200,000 Mmbtu’s	$2.33

Subsequent events were evaluated through the date the financial statements were issued, April 4, 2016. There were no other material subsequent events requiring additional disclosure in or amendments to these financial statements.

14.	Supplemental Oil and Gas Information (unaudited)

Proved reserves as of December 31, 2015 and 2014 were prepared by qualified petroleum engineers on our staff and audited by the independent petroleum engineering firm of CG&A. Estimated future net cash flows and present values were based upon the petroleum engineer’s review of historical production data and other geological, economic, ownership and engineering data. No reports on our reserves have been filed with any federal agency. In accordance with the SEC’s guidelines, our estimates of proved reserves and the future net revenues from which present values are derived are based on an unweighted 12-month average of the first-day-of-the-month price for the period, held constant throughout the life of the properties. Operating costs, development costs and certain production-related taxes were deducted in arriving at estimated future net revenues. The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in barrels (Bbl). Gas volumes are expressed in thousands of cubic feet (Mcf) at standard temperature and pressure bases. Total volumes are presented in thousands of cubic feet equivalent (Mcfe). For this computation, one barrel is the equivalent of 6,000 cubic feet of natural gas.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

The following unaudited table sets forth proved natural gas, crude oil and natural gas liquids reserves, all within the United States, specifically north Louisiana and east Texas, at December 31, 2015 and 2014, together with the changes therein:

	Natural Gas (Mcf)	Crude (Bbls)	Natural Gas Liquids (Bbls)	Total (Mcfe)	Total Boe
Quantities of proved reserves
Balance, December 31, 2013	210,292,734	175,214	—	211,344,018	35,224,003
Purchases	13,683,960	17,115	—	13,786,650	2,297,775
Revisions	30,879,129	(2,710)	(207,168)	29,619,861	4,936,643
Extensions, discoveries and additions	4,317,958	62,949	572,882	8,132,944	1,355,491
Production	(9,388,187)	(30,691)	(41,383)	(9,820,631)	(1,636,722)

Balance, December 31, 2014	249,785,594	221,877	324,331	253,062,842	42,177,140
Revisions	(45,925,127)	57,791	145,785	(44,703,671)	(7,450,612)
Extensions, discoveries and additions	120,899,407	731,595	—	125,288,977	20,881,496
Production	(13,636,843)	(73,117)	(103,281)	(14,695,231)	(2,449,205)

Balance, December 31, 2015	311,123,031	938,146	366,835	318,952,917	53,158,819

Noteworthy amounts included in the categories of proved reserve changes in the above table include:

•

During 2014, we acquired 2,298 MBoe of proved reserves, of which 1,888 MBoe was for non-core properties acquired in East Texas and 410 MBoe was a result of leaseholds acquired in our RCT field in Louisiana.

•

During 2014, we had upward performance revisions to total proved reserves of 4,936 MBoe, of which 3,042 MBoe related to gas processing, 1,405 MBoe related to LOE reductions and 517 MBoe related to changes in commodity prices, partially offset by a reduction of 28 MBoe due to changes in ownership interest.

•	During 2014, extensions, discoveries and additions increased proved reserves by 1,355 MBoe related to drilling two horizontal wells in East Texas.

•

During 2015, we had downward revisions of proved reserves of 7,450 MBoe, 3,410 MBoe of which related to commodity price changes and 4,040 MBoe of which related to downward revisions resulting from technical changes.

•	During 2015, extensions, discoveries and additions increased proved reserves by 20,881 MBoe related to drilling in our RCT field in Louisiana.

	Natural Gas (Mcf)	Crude (Bbls)	Natural Gas Liquids (Bbls)	Total (Mcfe)	Total Boe
Proved developed reserves,
December 31, 2013	97,733,422	175,214	—	98,784,706	16,464,118
December 31, 2014	122,779,078	221,877	324,331	126,056,326	21,009,387
December 31, 2015	134,167,906	443,900	366,835	139,032,316	23,172,052
Proved undeveloped reserves,
December 31, 2013	112,559,312	—	—	112,559,312	18,759,885
December 31, 2014	127,006,516	—	—	127,006,516	21,167,753
December 31, 2015	176,955,125	494,246	—	179,920,601	29,986,767

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

Costs incurred in oil and gas producing activities:

	For the year ended December 31, 2015	For the year ended December 31, 2014
Property acquisition costs
Proved	$—	$21,336,813
Unproved	22,201,001	69,729,226

Total acquisition cost	22,201,001	91,066,039
Development costs	57,956,840	28,253,686
Exploratory costs and expense	46,562,021	12,730,651

	$126,719,862	$132,050,376

These costs include oil and gas property acquisition, exploration and development activities regardless of whether the costs were capitalized or charged to expense, including lease rental expenses, geological and geophysical expenses and changes to the long-lived asset related to our asset retirement obligation. Development costs are the costs to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil, gas and natural gas liquids.

Capitalized costs relating to oil and gas producing activities as of December 31:

	2015	2014
Proved oil and gas properties	$364,262,660	$247,482,071
Unproved oil and gas properties	75,116,151	80,058,422

Total oil and gas properties	439,378,811	327,540,493
Less accumulated depletion and impairment	(76,884,248)	(43,539,189)

Net capitalized costs	$362,494,563	$284,001,304

Standardized measure of discounted future net cash flows relating to proved reserves:

	For the year ended December 31, 2015	For the year ended December 31, 2014
Future cash inflows	$891,433,159	$1,167,727,000
Future production and development costs
Production	(388,799,003)	(420,773,688)
Development	(137,050,906)	(137,737,062)
Future Texas Franchise Taxes	(216,104)	(563,418)

Future net cash flows	365,367,146	608,652,832
10% annual discount for estimated timing of cash flows	(218,430,949)	(375,559,616)

	$146,936,197	$233,093,216

As a LLC that is taxed as a partnership, there were no federal income taxes recorded related to oil and gas producing activities. Therefore, future federal income taxes were not computed in the standardized measure of discounted future net cash flows relating to current proved reserves.

WildHorse Resources II, LLC

Notes to Consolidated Financial Statements (continued)

Future cash inflows are computed by applying a 12-month average commodity price adjusted for location and quality differentials to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The discounted future cash flow estimates do not include the effects of derivative instruments. Average price per commodity:

Petroleum Product	For the year ended December 31, 2015	For the year ended December 31, 2014
Natural gas per Mcf	$2.70	$4.55
Crude oil per Bbl	$47.81	$94.16
Natural gas liquids per Bbl	$14.79	$34.09

The following table reconciles the change in the standardized measure of discounted future net cash flows:

	For the year ended December 31, 2015	For the year ended December 31, 2014
Standardized measure of discounted future net cash flow, beginning of year	$233,093,216	$165,180,744
Changes from
Purchases of proved reserves(1)	—	15,462,336
Extensions, discoveries and improved recovery, less related costs	68,833,670	20,585,066
Sales of natural gas, crude oil and natural gas liquids produced, net of production costs	(23,523,005)	(29,497,811)
Revision of quantity estimates(2)	(18,058,711)	27,317,809
Accretion of discount	23,339,483	16,521,653
Changes in estimated future development costs	—	9,727
Development costs incurred that reduced future development costs	—	190,000
Change in sales due to prices, net of production costs	(133,586,005)	19,685,020
Net change in estimated Texas Franchise Taxes	170,700	(265,825)
Changes in timing of estimated future production	(3,333,151)	(2,095,503)

Aggregate change in standardized measure of discounted future net cash flows	(86,157,019)	67,912,472

Standardized measure of discounted future net cash flow, end of year	$146,936,197	$233,093,216

(1)	See Note 3—“Acquisitions.”
(2)	Periodic revisions to the quantity estimates may be necessary as a result of a number of factors, including reservoir performance, new drilling, oil, natural gas and natural gas liquids, technological advances, new geological or geophysical data, or other economic factors.

WildHorse Resources II, LLC

Consolidated Balance Sheets

(Unaudited)

	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$5,363,247	$22,224,690
Accounts receivable, net	10,954,088	7,920,764
Prepaid expenses	289,367	559,939
Derivative instruments	99,236	4,236,196

Total current assets	16,705,938	34,941,589

Property and equipment
Oil and gas properties	449,735,906	439,378,811
Other property and equipment	30,460,928	29,347,618
Accumulated depreciation, depletion, impairment and amortization	(97,790,285)	(78,730,805)

Total property and equipment, net	382,406,549	389,995,624

Noncurrent assets
Debt issuance costs	526,518	580,594
Restricted cash	636,003	550,581
Derivative instruments	267,622	1,415,507
Other noncurrent assets	238,187	365,748

Total noncurrent assets	1,668,330	2,912,430

Total assets	$400,780,817	$427,849,643

Liabilities and members’ equity
Current liabilities
Accounts payable	$9,997,414	$17,607,171
Accrued liabilities	3,141,346	9,486,266
Derivative instruments	2,388,114	—
Asset retirement obligations	90,000	90,000

Total current liabilities	15,616,874	27,183,437

Noncurrent liabilities
Long-term debt	113,000,000	118,000,000
Asset retirement obligations	6,845,277	6,648,431
Derivative instruments	899,175	—
Other noncurrent liabilities	1,719,214	1,883,537

Total noncurrent liabilities	122,463,666	126,531,968

Total liabilities	138,080,540	153,715,405

Members’ equity
Members’ equity	337,973,750	324,693,750
Accumulated deficit	(75,273,473)	(50,559,512)

Total members’ equity	262,700,277	274,134,238

Total liabilities and members’ equity	$400,780,817	$427,849,643

The Notes to these Unaudited Consolidated Financial Statements are an integral part of these statements.

WildHorse Resources II, LLC

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended, June 30, 2016	Six Months Ended, June 30, 2015
Operating revenues
Natural gas	$15,306,167	$14,543,464
Crude oil	2,074,665	1,272,378
Natural gas liquids	381,297	765,864
Gathering system income	867,589	—

Total operating revenues	18,629,718	16,581,706

Operating expenses
Lease operating expenses	3,234,598	3,954,004
Gathering system operating expenses	117,958	—
Production and ad valorem taxes	1,247,805	1,165,202
Depreciation, depletion and amortization	19,245,822	10,042,950
Impairment of proved oil and gas properties	—	5,953,908
General and administrative	5,490,248	4,742,451
Exploration expenses	7,520,332	12,262,877

Total operating expenses	36,856,763	38,121,392

(Loss) from operations	(18,227,045)	(21,539,686)

Other income (expense)
Interest expense	(1,789,769)	(1,550,835)
Other (expense) income	(61,657)	30,993
(Loss) gain on derivative instruments	(4,616,357)	1,972,304

Total other (expense) income	(6,467,783)	452,462

Net loss before income taxes	(24,694,828)	(21,087,224)

Income tax (expense) benefit	(19,133)	38,273
Net loss	$(24,713,961)	$(21,048,951)

The Notes to these Unaudited Consolidated Financial Statements are an integral part of these statements.

WildHorse Resources II, LLC

Consolidated Statements of Members’ Equity

(Unaudited)

For the period from December 31, 2015 to June 30, 2016

	Contributed Capital	Accumulated Deficit	Members’ Equity
Balance, December 31, 2015	$324,693,750	$(50,559,512)	$274,134,238
Capital contributions	13,390,151	—	13,390,151
Notes receivable from members	(110,151)	—	(110,151)
Net loss	—	(24,713,961)	(24,713,961)

Balance, June 30, 2016	$337,973,750	$(75,273,473)	$262,700,277

The Notes to these Unaudited Consolidated Financial Statements are an integral part of these statements.

WildHorse Resources II, LLC

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended, June 30, 2016	Six Months Ended, June 30, 2015
Cash flows from operating activities
Net loss	$(24,713,961)	$(21,048,951)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation, depletion and amortization	19,059,480	9,876,854
Impairment of proved oil and gas properties	—	5,953,908
Dry hole expense and impairments of unproved properties	62,089	8,418,034
Accretion of asset retirement obligations	186,342	166,096
Amortization of debt issuance cost	118,536	110,084
Loss (gain) on derivative instruments	4,616,357	(1,972,304)
Cash settlements on derivative instruments	4,001,630	4,433,050
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(2,244,450)	19,319,270
Decrease in prepaid expenses	270,572	260,094
Decrease in inventories	—	107,804
(Decrease) in accounts payable	(9,813,199)	(22,328,154)
(Decrease) in accrued liabilities	(1,666,943)	(193,849)

Net cash (used in) provided by operating activities	(10,123,547)	3,101,936

Cash flows from investing activities
Additions of oil and gas properties and other property and equipment	(14,868,014)	(71,073,273)
Sales of other property and equipment	—	16,247
Increase in restricted cash	(85,422)	(152)

Net cash used in investing activities	(14,953,436)	(71,057,178)

Cash flows from financing activities
Advances on revolving credit facility	8,000,000	41,400,000
Payments on revolving credit facility	(13,000,000)	(28,000,000)
Member contributions	13,280,000	61,007,525
Debt issuance costs	(64,460)	(866)

Net cash provided by financing activities	8,215,540	74,406,659

(Decrease) increase in cash and cash equivalents	(16,861,443)	6,451,417
Cash and cash equivalents
Beginning of period	22,224,690	12,188,321
End of period	$5,363,247	$18,639,738

Cash paid for interest	$1,724,995	$1,499,049

The Notes to these Unaudited Consolidated Financial Statements are an integral part of these statements.

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	Organization

WildHorse Resources II, LLC (the Company, WHR II, we, our or us) is an independent energy company engaged in the acquisition, exploitation, and development of natural gas and crude oil properties. We were organized in the State of Delaware on June 3, 2013 under the Delaware Limited Liability Company Act with NGP X US Holdings, L.P. (NGP X), a Delaware limited partnership, as the principal member. We have focused our operations in the State of Louisiana and the State of Texas. We intend to grow reserves and production by developing our existing producing property base and by pursuing opportunistic acquisitions in areas where we have specific operating expertise.

No Member shall be liable for our debts, liabilities, contracts or other obligations except for any unpaid capital commitments of such Member and as otherwise provided in the Delaware Limited Liability Company Act. We will be dissolved no later than August 5, 2020, unless the Limited Liability Company Agreement is modified.

On June 18, 2014, we purchased WildHorse Resources Management Company, LLC (WHRM) from WildHorse Resources LLC (WHR) becoming the sole member and manager of WHRM. WHRM was organized in the State of Delaware on October 17, 2012 under the Delaware Limited Liability Company Act. WHRM is a 100% wholly owned subsidiary of ours.

Oakfield Energy LLC (Oakfield) was organized in the State of Delaware on June 4, 2014 under the Delaware Limited Liability Company Act with WHR II as the sole member and manager. Oakfield is a 100% wholly owned subsidiary of ours.

Our consolidated financial statements include the accounts of WHR II and our wholly owned subsidiaries, WHRM and Oakfield. All significant intercompany transactions have been eliminated in consolidation. Undivided interests in oil and natural gas exploration and production joint ventures are consolidated on a proportionate basis.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Our operations are considered to fall within a single reportable industry segment, which is the acquisition, exploitation, exploration and development of natural gas and crude oil properties in the United States. Significant policies are discussed below.

For a complete description of our significant accounting policies, see Note 2—Summary of Significant Accounting Policies in our audited financial statements included herein.

Use of Estimates in the Preparation of Financial Statements

Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate the estimates and assumptions on a regular basis; however, actual results may differ from these estimates and

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

assumptions used in the preparation of the financial statements. Significant estimates with regard to these financial statements include (1) the estimate of proved oil and gas reserves and related present value estimates of future net cash flows therefrom; (2) depreciation, depletion and amortization expense; (3) valuation of accounts receivable; (4) accrued capital expenditures and liabilities; (5) asset retirement obligations; (6) environmental remediation costs; (7) valuation of derivative instruments and (8) impairment expense. Although management believes these estimates are reasonable, changes in facts and circumstances or discovery of new information may result in revised estimates, and such revisions could be material.

New Accounting Standards

Leases. In February 2016, the FASB issued a revision to its lease accounting guidance. The FASB retained a dual model, requiring leases to be classified as either direct financing or operating leases. The classification will be based on criteria that are similar to the current lease accounting treatment. The revised guidance requires lessees to recognize a right-of-use asset and lease liability for all leasing transactions regardless of classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The revised guidance must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the standard and the impact on the Company’s financial statements and related footnote disclosures.

Balance Sheet Classification of Deferred Taxes. In November 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The current requirement that deferred tax assets and liabilities of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendment. The amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments may be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We do not expect the impact of adopting this guidance to be material to our financial statements and related disclosures.

Simplifying the Accounting for Measurement-Period Adjustments. In September 2015, the FASB issued an accounting standards update that eliminates the requirement that an acquirer in a business combination account for measurement-period adjustments retrospectively. Instead, an acquirer will recognize a measurement-period adjustment during the period in which it determines the amount of the adjustment. Disclosure of the effect on earnings of any amounts an acquirer would have recorded in previous periods if the accounting had been completed at the acquisition date is required. The disclosure is required for each affected income statement line item, and may be presented separately on the face of the income statement or in the notes to the financial statements. The new guidance should be applied prospectively to adjustments to provisional amounts that occur after the effective date and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for any interim and annual financial statements that have not yet been issued. We do not expect the impact of adopting this guidance to be material to our financial statements and related disclosures.

Presentation of Debt Issuance Cost. In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. The guidance is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. In August 2015, the FASB

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

issued an accounting standards update that incorporates SEC guidance clarifying that the SEC would not object to debt issuance costs related to line-of-credit arrangements being deferred and presented as an asset that is subsequently amortized over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We have elected this presentation in our consolidated financial statements and footnote disclosures as of June 30, 2016 and December 31, 2015.

Revenue from Contracts with Customers. In May 2014, the FASB issued a comprehensive new revenue recognition standard for contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The core principle of this standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, the standard provides a five-step analysis of transactions to determine when and how revenue is recognized. In August 2015, the FASB issued an accounting standards update that formally delayed the effective date of its new revenue recognition standard. The new standard is now effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is now permitted for fiscal years, and interim periods within those years, beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. This guidance will be applicable to the Company beginning on January 1, 2018. We are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements and footnote disclosures, if any.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material impact on our consolidated financial statements and footnote disclosures.

3.	Acquisitions

There were no material acquisitions during the six months ended June 30, 2016 and 2015, respectively.

4.	Fair Value Measurements

Certain of our assets and liabilities are reported at fair value on our balance sheets. The following methods and assumptions were used to estimate the fair values for each class of financial instruments:

Our financial instruments consist of cash and cash equivalents, receivables, inventory, payables, and debt instruments. We believe that the carrying value of these instruments on the Consolidated Balance Sheets approximate their fair value.

Our derivative instruments, stated at fair value, consist of variable to fixed price commodity swaps. The fair value of the derivative instruments were independently valued using forward prices and dealer quotes by a third party. See Note 4—“Derivative Instruments” for further information.

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

Fair value information for our financial assets and liabilities that are measured at fair value each reporting period is as follows at June 30, 2016 and December 31, 2015:

	Total Carrying Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
June 30, 2016
Financial Assets
Commodity derivative instruments	$—	$—	$—	$—
Financial Liabilities
Commodity derivative instruments	(2,920,431)	—	(2,920,431)	—

	($2,920,431)	$—	($2,920,431)	$—

December 31, 2015
Financial Assets
Commodity derivative instruments	$5,651,703	$—	$5,651,703	$—
Financial Liabilities
Commodity derivative instruments	—	—	—	—

	$5,651,703	$—	$5,651,703	$—

FASB guidance established a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.

5.	Derivative Instruments

We have entered into certain derivative arrangements with respect to portions of our natural gas and oil production to reduce our sensitivity to volatile commodity prices. None of our derivative instruments are designated as cash flow hedges. We believe that these derivative arrangements, although not free of risk, allow us to achieve more predictable cash flows and to reduce exposure to commodity price fluctuations. However, derivative arrangements limit the benefit of increases in the prices of natural gas and oil sales. Moreover, our derivative arrangements apply only to a portion of our production and provide only partial protection against declines in commodity prices. Such arrangements may expose us to risk of financial loss in certain circumstances. We continuously reevaluate our risk management program in light of changes in production, market conditions, commodity price forecasts, capital spending, interest rate forecasts and debt service requirements.

At the end of each reporting period, we record on our balance sheets the mark-to-market valuation of our derivative instruments. We recorded net liabilities for derivative instruments of $2.9 million at June 30, 2016 and net assets for derivative instruments of $5.7 million at December 31, 2015. No unamortized premiums were reported at June 30, 2016 and December 31, 2015.

At June 30, 2016 and December 31, 2015, we had the following outstanding derivative instruments recorded in our balance sheet:

	Gross Fair Value		Consolidated Balance Sheet Location
			Derivative Assets		Derivative Liabilities
	Asset	Liability	Current	Non- Current	Current	Non- Current
June 30, 2016
Commodity price	$1,038,551	$(3,958,982)	$99,236	$267,622	$(2,388,114)	$(899,175)
December 31, 2015
Commodity price	$5,651,703	$—	$4,236,196	$1,415,507	$—	$—

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

Gains and losses for commodity derivatives are included in “Other income (expense)” on the Consolidated Statements of Operations. The following table details the effect of derivative contracts on “Other income (expense):”

	Amount of Gain (Loss) Recognized
Contract Type	Six months ended June 30, 2016	Six months ended June 30, 2015
Commodity price	$(4,616,357)	$1,972,304

We use fixed price commodity swaps to accomplish our hedging strategy. Collars consisting of a sold call and purchased put are used to establish a ceiling price and floor price, for expected future natural gas sales. The sold call establishes the maximum price that we will receive for the contracted commodity volumes. The purchased put establishes the minimum price that we will receive for the contracted volumes. Derivative instruments are netted when the right to net exists under a master netting agreement, future liabilities and assets correspond to the same commodity type and future cash flows have the same balance sheet current or non-current classification. We have exposure to financial institutions in the form of derivative transactions. These transactions are with counterparties in the financial services industry, specifically with members of our bank group. These transactions could expose us to credit risk in the event of default of our counterparties. We have master netting agreements for our derivative transactions with our counterparties and although we do not require collateral, we believe our counterparty risk is low because of the credit worthiness of our counterparties. See Note 3—“Fair Value Measurements” for further information.

The following derivative contracts were in place at June 30, 2016:

Natural Gas
	Collars			Variable to Fixed Price Swaps
Year	MMBtu’s Per Month	Weighted Average Floor Price	Weighted Average Ceiling Price	MMBtu’s Per Month	Weighted Average Fixed Price
2016	440,000	$2.60	$2.90	675,000	$2.79
2017	460,000	$3.00	$3.36	300,000	$2.83
2018	—	$—	$—	170,000	$2.95

Oil
	Variable to Fixed Price Swaps
Year	Barrels Per Month	Weighted Average Fixed Price
2016	2,000	$50.41
2017	1,500	$53.75

6.	Asset Retirement Obligations

A reconciliation of our asset retirement obligation liability is as follows:

For the six months ended June 30, 2016
Balance, beginning of period	$6,738,431
Accretion expense	186,342
Liabilities incurred	14,657
Liabilities settled	(4,153)

Balance, end of period	$6,935,277

There were no asset retirement liabilities incurred from acquisitions for the six months ended June 30, 2016.

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

7.	Debt

Credit Agreement

On August 8, 2013, we entered into a revolving credit agreement (Credit Agreement) with BMO Harris Bank, N.A., as the administrative agent, Bank of America, N.A. and Wells Fargo Bank, National Association as co- syndication agents, Comerica Bank and U.S. Bank National Association as co-documentation agents, and other banks. The Credit Agreement was amended on September 21, 2013.

The Credit Agreement provides for aggregate maximum credit amounts of $500.0 million, consisting of borrowings and letters of credit and was issued with an initial borrowing base of $130.0 million. The borrowing base as of June 30, 2016 and December 31, 2015 was $120.0 million. The borrowing base is re-determined semi-annually, with WHR II and the bank group each having the right to one interim unscheduled redetermination between scheduled redeterminations. The Credit Agreement is used for acquisitions of oil and gas properties, working capital for lease acquisitions, for exploration and production operations and for development, including the drilling and completion of new wells and for general corporate purposes. The Credit Agreement requires that we provide the bank group a first priority lien on our oil and gas properties such that those properties subject to the lien represent at least 80% of the total value of the proved oil and gas properties. Additional debt outside of the Credit Agreement is significantly restricted. Unless previously terminated, the Credit Agreement shall terminate on the maturity date, August 8, 2018. There were no current maturities under the Credit Agreement as of June 30, 2016 and December 31, 2015.

The Credit Agreement includes the usual and customary covenants for credit facilities of its type and size. The covenants cover matters such as mandatory reserve reports, the responsible operation and maintenance of properties, certifications of compliance, required disclosures to the bank group, notices under other material instruments, notices of sales of oil and gas properties, incurrence of additional indebtedness, restricted payments and distributions, certain leases and investments outside of the ordinary course of business, limits on the amount of commodity and interest rate hedges that can be put in place, and events of default.

The Credit Agreement also contains two principal quarterly financial covenants: (i) maintaining a ratio of EBITDAX to Interest Expense of at least 2.5 to 1.0 and (ii) maintaining a ratio of Current Assets (including the undrawn borrowing base amount but excluding non-cash derivatives) to Current Liabilities (excluding non-cash derivatives) of at least 1.0 to 1.0. As of June 30, 2016 and December 31, 2015, we were in compliance with all covenants.

We may choose from two interest rates: (i) the Eurodollar rate, which is based on LIBOR (London Interbank Offered Rate), plus an additional margin, based on the percentage of the borrowing base being utilized, ranging from 1.50% to 2.50%; and (ii) the Alternate Base Rate (ABR), which is based on the highest of (a) the U.S. Prime rate, (b) the Federal Funds Effective Rate in effect plus  1/2 of 1% and (c) Adjusted LIBOR plus 1%, plus an additional margin, based on the percentage of the borrowing base being utilized, ranging from 0.50% to 1.50%. From the inception of the Credit Agreement, predominately all our debt outstanding has been in the form of Eurodollar borrowings based on the Eurodollar rate. There is also a commitment fee of between 0.375% and 0.50% on the undrawn borrowing base amounts.

The cost to enter into the credit facility was $1.0 million, which is being amortized over the life of the Credit Agreement.

For the six months ended June 30, 2016 and 2015, the interest incurred under the Credit Agreement was $1.7 million and $1.5 million, respectively. The weighted average interest rate for the six months ended June 30, 2016 and 2015 was 3.0% and 2.6%, respectively. The outstanding debt under the Credit Agreement as of June 30, 2016 and December 31, 2015 was $113.0 million and $118.0 million, respectively. Commitment fees of $0.1 million and $0.1 million were incurred for the six months ended June 30, 2016 and 2015, respectively.

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

8.	Commitments and Contingencies

Legal Contingencies

We are party to various ongoing and threatened legal actions relating to our entitled ownership interests in certain properties. We evaluate the merits of existing and potential claims and accrue a liability for any that meet the recognition criteria and can be reasonably estimated. We did not recognize any liability as of June 30, 2016 and December 31, 2015. Our estimates are based on information known about the matters and the input of attorneys experienced in contesting, litigating, and settling similar matters. Actual amounts could differ from our estimates and other claims could be asserted.

Incentive Plan

The Limited Liability Company Agreement (Company Agreement) allows for the sharing of gain upon our monetization either through a return of capital contributions, plus multiples of capital, through recapitalization, sale or merger or through a return of capital to the Members through other means.

The Company Agreement allows for the sharing of gain upon monetization through Incentive Units. From time to time, the Board of Managers has and may issue Incentive Units in consideration of services rendered by employees. The payout is generally dependent upon monetization achieved by the Members, with payments in the form of cash or property.

The amount of participation by employees can vary from 0% to 40% of the gain depending upon the level of monetization achieved by the Members. There were no special distributions awarded by the Board of Managers during the six months ended June 30, 2016 and 2015, respectively. Therefore, no compensation costs associated with the Incentive Plan were recorded for the six months ended June 30, 2016 and 2015, respectively.

9.	Related Party Transactions

Member Contributions

We received capital contributions of $13.3 million and $61.0 million from our members during the six months ended June 30, 2016 and 2015, respectively. Promissory note advances are available to management to fund future capital commitments. As of June 30, 2016 and December 31, 2015, promissory note advances outstanding to management were $2.4 million. Promissory note advances carry an interest rate of 2.5%. For the six months ended June 30, 2016 and 2015, $0.1 million and $0.1 million in interest was accrued to the promissory notes, respectively. There were no management payments of promissory note interest during the six months ended June 30, 2016. During the six months ended June 30, 2015, management made payments of $0.1 million for promissory note interest. In accordance with FASB ASC Topic 505: Equity, the promissory note advances and the related accrued interest receivable are presented in the balance sheet as a deduction from members’ equity.

WHR and Memorial Resource Development Corp.

WildHorse Resources, LLC (WHR) is an independent energy company engaged in the acquisition, exploitation, and development of natural gas and crude oil properties organized in the State of Delaware on August 7, 2007. On June 18, 2014 Memorial Resource Development Corp. (MRD), the principal member of WHR, completed an initial public offering.

On June 18, 2014, we purchased WildHorse Resources Management Company, LLC (WHRM) from WHR for $0.2 million becoming the sole member and manager of WHRM. All significant intercompany transactions after the purchase date have been eliminated in consolidation.

WILDHORSE RESOURCES II, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (Continued)

On June 18, 2014, a Management Services Agreement between MRD, as the parent of WHR, and WHRM, was executed where we agreed to provide accounting and operating transition services to WHR with responsibilities including administrative and land services, operator services and financial and accounting services. As Accounting and Operations Manager, we received operated and non-operated revenues on behalf of WHR and bill and receive joint interest billings. In addition, we paid for lease operating expenses and drilling costs on behalf of WHR. As a result of this agreement, we paid $57.6 million in net payments to WHR during the six months ended June 30, 2015.

On February 25, 2015, the Management Services Agreement between MRD and WHRM was terminated with an effective date of March 1, 2015.

No amounts were owed from MRD and WHR as of June 30, 2016 and December 31, 2015.

NGP Affiliated Companies

During the six months ended June 30, 2016 and 2015, we received net payments of $0.2 million and $0.1 million, respectively, from Highmark Energy Operating, LLC, a NGP affiliated company, for non-operated working interests in oil and gas properties we operate.

During the six months ended June 30, 2016 and 2015, we made payments of $0.4 million and $0.5 million, respectively, to Cretic Energy Services, LLC, a NGP affiliated company, for services related to our drilling and completion activities.

During the six months ended June 30, 2016 and 2015, we made net payments of $0.1 million and received net payments of $0.1 million, respectively, from PennTex Midstream Partners, LP, a NGP affiliated company, for the gathering, processing and transportation of natural gas and NGLs.

10.	Subsequent Events

We have evaluated subsequent events of our consolidated financial statements. There were no material subsequent events requiring additional disclosure in these financial statements.

Report of Independent Auditors

The Board of Managers

Esquisto Resources II, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of Esquisto Resources II, LLC and Subsidiaries (the Company) which comprise the consolidated balance sheets as of December 31, 2015 and 2014 and the related consolidated statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2015 and the period from June 20, 2014 (Inception) to December 31, 2014, and the related notes to the consolidated financial statements.

Management’s	Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s	Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Esquisto Resources II, LLC and Subsidiaries at December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for the year ended December 31, 2015 and the period from June 20, 2014 (Inception) to December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, TX

August 10, 2016

Esquisto Resources II, LLC and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$20,901	$1,145
Accounts receivable—trade	5,816	2,941
Derivatives	2,840	—
Prepaid expenses	2,162	1,580

Total current assets	31,719	5,666
Property and equipment:
Oil and gas properties, successful efforts method:
Proved properties	348,246	102,112
Unproved properties	154,211	50,422
Accumulated depletion	(39,631)	(7,332)

Total property and equipment	462,826	145,202
Water assets	1,195	—
Derivatives	1,024	—

Total assets	$496,764	$150,868

Liabilities and members’ equity
Current liabilities:
Accounts payable	$17,236	$19,230
Accrued expenses and other current liabilities	19,437	16,075

Total current liabilities	36,673	35,305
Long-term debt	119,363	25,695
Notes payable to members	6,438	2,097
Deferred state tax liability	1,074	383
Asset retirement obligation	282	37
Commitments and contingencies	—	—
Members’ equity	332,934	87,351

Total liabilities and equity	$496,764	$150,868

The accompanying notes are an integral part of these consolidated financial statements.

Esquisto Resources II, LLC and Subsidiaries

Consolidated Statements of Operations

(In Thousands)

	Year Ended December 31, 2015	Period From June 20, 2014 (Inception) to December 31, 2014
Operating revenues:
Oil sales	$42,376	$13,352
Natural gas liquid sales	2,992	1,210
Natural gas sales	2,975	575

Total operating revenues	48,343	15,137
Operating costs and expenses:
Oil and natural gas production	6,509	998
Production taxes	2,275	735
Depletion and depreciation	32,300	7,331
Exploration and abandonments	2,967	2
General and administrative	5,671	2,388
Gain from derivative financial instruments	(4,344)	—
Accretion of discount on asset retirement obligations	12	1

Total operating costs and expenses	45,390	11,455

Total operating income	2,953	3,682

Other income (expense):
Other income	7	—
Interest expense	(4,693)	(606)
State deferred tax expense	(691)	(383)
Other expense	(485)	(333)

	(5,862)	(1,322)

Net (loss) income	$(2,909)	$2,360

The accompanying notes are an integral part of these consolidated financial statements.

Esquisto Resources II, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Equity

(In Thousands)

Year Ended December 31, 2015 and

Period from June 20, 2014 (Inception) to December 31, 2014

Total Equity
Balance at June 20, 2014 (Inception)	$—
Property contributions	76,102
Cash contributions	8,889
Net income	2,360

Balance at December 31, 2014	87,351
Cash contributions	208,376
Property contributions	40,116
Net loss	(2,909)

Balance at December 31, 2015	$332,934

The accompanying notes are an integral part of these consolidated financial statements.

Esquisto Resources II, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31, 2015	Period From June 20, 2014 (Inception) to December 31, 2014
Operating activities
Net (loss) income	$(2,909)	$2,360
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Changes in fair value of derivative financial instruments	(4,344)	—
Cash settlements of gains from derivative financial instruments	480	—
Depletion and depreciation	32,300	7,331
Exploration and abandonments	2,967	2
State deferred tax expense	691	383
Accretion of discount on asset retirement obligations	12	1
Amortization of deferred financing costs	529	82
Change in operating assets and liabilities:
Accounts receivable	(2,875)	(2,941)
Prepaid expenses	(41)	—
Accounts payable, accrued expenses, and notes payable to members	1,399	2,503

Net cash provided by operating activities	28,209	9,721
Investing activities
Acquisitions of oil and gas properties	(167,906)	(14,417)
Additions to oil and gas properties	(141,562)	(28,661)
Acquisitions of water assets	(500)	—

Net cash used in investing activities	(309,968)	(43,078)
Financing activities
Proceeds from long-term debt	110,000	45,700
Payments on long-term debt	(16,000)	(19,700)
Debt issuance costs	(861)	(387)
Cash contributions by members	208,376	8,889

Net cash provided by financing activities	301,515	34,502

Net increase in cash and cash equivalents	19,756	1,145
Cash and cash equivalents, beginning of period	1,145	—

Cash and cash equivalents, end of period	$20,901	$1,145

Supplemental disclosure of cash flow information
Cash paid for interest	$(4,123)	$(420)

Supplemental disclosure of noncash financing activities
Capital contributions—property	$40,116	$76,102

The accompanying notes are an integral part of these consolidated financial statements.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015 and 2014

1.	Organization and Nature of Operations

Esquisto Resources, LLC (E1), a Texas limited liability company was formed on June 20, 2014, by several members who owned certain oil and gas properties located in Burleson County, Texas which were contributed to E1 at the inception of the company or shortly thereafter. Esquisto Resources II, LLC (E2), a Texas limited liability company was formed on July 1, 2015 by three of the members of E1 to complete an acquisition that the other members of E1 elected not to participate in. Subsequent to December 31, 2015, a merger was consummated whereby E1 was merged into E2. Collectively E1 and E2 will be referred to herein as Esquisto, Esquisto Resources or the Company. Capital contributions through December 31, 2015 have consisted of $217.3 million in cash ($208.4 million in 2015 and $8.9 million in 2014) and $116.2 million ($40.1 million in 2015 and $76.1 million in 2014) in undeveloped acreage and producing oil and gas properties. Future distributions will be paid to members based on their sharing ratios. The Company is an independent energy company engaged in the exploration, development, and acquisition of unconventional oil and associated liquids-rich natural gas reserves, primarily in the Eagle Ford shale play in Southeast Texas.

The consolidated financial statements include the results of operations of E1 and E2 from the dates of their formations, respectively, and have been presented on a consolidated basis to account for the January 2016 merger of the two entities (see Note 13 for further discussion). From February 2015 forward, the Companies have followed common control basis of accounting when the Companies became greater than 50% controlled by two members under common control. See Note 3 for more information regarding the financial statement basis of presentation to reflect common control accounting.

The financial statements were originally issued on May 16, 2016, and are being reissued on August 10, 2016 to reflect the retrospective accounting treatment for the January 2016 common control transaction.

2.	Summary of Significant Accounting Policies

a.	General

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries since their acquisition or formation. All material intercompany balances and transactions within the respective entities and between E1 and E2 and subsidiaries have been eliminated. As discussed in Note 3, the operations for businesses contributed under common control as of January 2016 have been included in the consolidated financial statements for the period from February 17, 2015 through December 31, 2015.

c.	Use of Estimates in the Preparation of Financial Statements

Preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the amounts included in the notes thereto, including discussion and disclosure of contingent assets and liabilities. Depletion of oil and gas properties and impairment of proved and unproved oil and natural gas properties, in part, is determined using estimates of proved, probable, and possible oil and natural gas reserves. There are numerous uncertainties inherent in the estimation of quantities of proved, probable, and possible reserves and in the projection of future rates of production and the timing of development expenditures. Similarly, evaluations for impairment of proved and unproved oil and natural gas properties are subject to

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

numerous uncertainties, including, among others, estimates of future recoverable reserves and commodity price outlooks. Although the Company uses its best estimates and judgments, actual results could differ from these estimates and assumptions utilized as future confirming events occur.

d.	Cash and Cash Equivalents

The Company’s cash and cash equivalents include depository accounts held by banks and marketable securities with original issuance maturities of 90 days or less.

e.	Accounts Receivable

As of December 31, 2015 and 2014, the Company had accounts receivable—trade of $5.8 million and $2.9 million, respectively. The Company’s accounts receivable—trade are primarily comprised of oil and natural gas sales receivables for which the Company does not require collateral security. The Company has not written off any bad debts in the past nor does it have any allowances for doubtful accounts as of December 31, 2015 and 2014. The Company reviews its accounts receivable based on the specific facts and circumstances of each outstanding amount and general economic condition. In accordance with Accounting Standards Codification (ASC) Topic 450, Contingencies, the Company establishes allowance for doubtful accounts equal to the estimable portions of accounts receivable for which failure to collect is considered probable.

f.	Prepaid Expenses

Prepaid drilling costs of $2.1 million and $1.6 million as of December 31, 2015 and 2014, respectively, were amounts billed by other operators for wells being drilled whereby the Company had a working interest in accordance with joint operating agreements.

g.	Credit Risk and Other Concentrations

The Company sells oil and natural gas to various types of customers, including pipelines and refineries. Credit is extended based on an evaluation of the customer’s financial condition and payment history. The future availability of a ready market for oil and natural gas depends on numerous factors outside the Company’s control, none of which can be predicted with certainty. The Company does not believe the loss of any single purchaser would materially impact its operating results because crude oil and natural gas are fungible products with well-established markets and numerous purchasers.

The Company places its temporary cash positions with high-quality financial institutions and does not limit the amount of credit exposure to any one financial institution. For the years ended December 31, 2015 and 2014, the Company has not incurred losses related to these positions. See Note 12 for further information about the Companies major customers.

h.	Oil and Natural Gas Properties

The Company utilizes the successful efforts method of accounting for its oil and natural gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized, while nonproductive exploration costs and geological and geophysical expenditures are expensed. The Company capitalizes interest on expenditures for significant development projects, generally when the underlying project is sanctioned, until such projects are ready for their intended use.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company does not carry the costs of drilling an exploratory well as an asset in its balance sheet following the completion of drilling unless both of the following conditions are met:

(i)	the well has found a sufficient quantity of reserves to justify its completion as a producing well, and

(ii)	the Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

Due to the capital intensive nature and the geographical location of certain projects, it may take an extended period of time to evaluate the future potential of an exploration project and the economics associated with making a determination on its commercial viability. In these instances, the project’s feasibility is not contingent upon price improvements or advances in technology, but rather the Company’s ongoing efforts and expenditures related to accurately predicting the hydrocarbon recoverability based on well information, gaining access to other companies’ production data in the area, transportation or processing facilities and/or getting partner approval to drill additional appraisal wells. These activities are ongoing and are being pursued constantly. Consequently, the Company’s assessment of suspended exploratory well costs is continuous until a decision can be made that the project has found sufficient proved reserves to sanction the project or is noncommercial and is charged to exploration and abandonment expense. See Note 7 for additional information regarding the Company’s suspended exploratory well costs.

The capitalized costs of proved properties are depleted using the unit-of-production method based on proved reserves. Costs of significant nonproducing properties, wells in the process of being drilled and development projects are excluded from depletion until the related project is completed and proved reserves are established or, if unsuccessful, impairment is determined.

Proceeds from the sales of individual properties and the capitalized costs of individual properties sold or abandoned are credited and charged, respectively, to accumulated depletion, depreciation and amortization, if doing so does not materially impact the depletion rate of an amortization base. Generally, no gain or loss is recognized until an entire amortization base is sold. However, gain or loss is recognized from the sale of less than an entire amortization base if the disposition is significant enough to materially impact the depletion rate of the remaining properties in the amortization base.

The Company performs assessments of its long-lived assets to be held and used, including proved oil and natural gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Unproved oil and gas properties are periodically assessed for impairment on a project-by-project basis. The impairment assessments are affected by the results of exploration activities, commodity price outlooks, planned future sales, or expiration of all or a portion of such projects. If the estimated future net undiscounted cash flows attributable to such projects are not expected to be sufficient to fully recover the cost invested in each project, the Company will recognize an impairment loss at that time. For the year ended December 31, 2015, the Company recognized an impairment loss of $2.8 million that is included in exploration and abandonment expense. No impairment expense was recognized in 2014.

i.	Asset Retirement Obligations

The Company records a liability for the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. Asset retirement obligations are generally

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

capitalized as part of the carrying value of the long-lived asset to which it relates. Conditional asset retirement obligations meet the definition of liabilities and are recognized when incurred if their fair values can be reasonably estimated. See Note 9 for additional information about the Company’s asset retirement obligations.

j.	Revenue Recognition

The Company uses the sales method of accounting for oil, natural gas liquid and natural gas revenues, recognizing revenues based on the oil, natural gas liquids and natural gas delivered rather than the net revenue interest share of oil and gas produced. The Company had no material imbalances as of December 31, 2015 and 2014.

The Company recognizes revenues when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured.

k.	Derivatives

All derivatives are recorded in the accompanying consolidated balance sheets at estimated fair value. The Company recognizes all changes in the fair values of its derivative contracts as gains or losses in the earnings of the period in which they occur.

The Company classifies the fair value amounts of derivative assets and liabilities executed under master netting arrangements as net current or noncurrent derivative assets or net current or noncurrent derivative liabilities, whichever the case may be, by commodity and counterparty. Net derivative asset values are determined, in part, by utilization of the derivative counterparties’ credit-adjusted risk-free rate curves and net derivative liabilities are determined, in part, by utilization of the Company’s credit-adjusted risk-free rate curve. The credit-adjusted risk-free rate curves for the Company and the counterparties are based on their independent market-quoted credit default swap rate curves plus the United States Treasury Bill yield curve as of the valuation date. See Note 6 for additional information about the Company’s derivative instruments.

l.	Environmental

The Company’s environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities for expenditures that will not qualify for capitalization are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are undiscounted unless the timing of cash payments for the liability is fixed or reliably determinable. Environmental liabilities normally involve estimates that are subject to revision until settlement occurs.

m.	Income Taxes

Federal income taxes have not been provided for in the accompanying financial statements as the members are responsible for reporting their allocable share of the Company’s tax basis income, gains, deductions, losses and credits in their individual tax returns. Net earnings for financial statement purposes may differ significantly from taxable income reportable to each member as a result of differences between the tax basis and financial reporting basis of assets and liabilities.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company is subject to the Texas Margin Tax, at an effective rate of up to three-fourths of 1% on the portion of its income that is apportioned to Texas. The margin tax qualifies as an income tax under the Financial Accounting Standards Board (FASB), ASC Topic 740 Accounting for Uncertainty in Income Taxes, which requires us to recognize the impact of this tax on the temporary differences between the financial statement assets and liabilities and their tax basis attributable to such tax. For the year ended December 31, 2015 and the period from June 20, 2014 (Inception) to December 31, 2014, the Company recognized deferred state tax expenses of $691,000 and $383,000 respectively, and deferred tax liabilities as of December 31, 2015 and 2014 of $1.1 million and $383,000, respectively, related to the Texas Margin Tax which is included in the accompanying financial statements.

Uncertain Tax Positions. The Company evaluates the uncertainty in tax positions taken or expected to be taken in the course of preparing the financial statements to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level deemed not to meet the more likely than not threshold would be recorded as a tax benefit or expense in the current year. The Company has determined no material unrecognized tax benefits or liabilities exist as of December 31, 2015 or 2014 and no provision for income tax is required in the Company’s financial statements. However, the conclusions regarding the evaluation are subject to review and may changes based on factors including, but not limited to, ongoing analyses of tax laws, regulations and interpretations thereof. With all tax positions meeting the “more likely than not” threshold under ASC 740, the Company determined that there is no current effect on the financial statements from a lapse of the statute of limitations as it relates to unrecognized tax benefits. Additionally, the Company’s tax years for 2014—2015 remain open for examination. As of December 31, 2015 and 2014, the Company has no amounts related to accrued interest and penalties. The Company does not anticipate any significant changes to its tax positions over the next year.

n.	Segments

Operating segments are defined as components of an enterprise that (i) engage in activities from which it may earn revenues and incur expenses (ii) for which separate operational financial information is available and is regularly evaluated by the chief operating decision maker for the purpose of allocating resources and assessing performance.

Based upon how the Company is organized and managed, the Company has only one reportable operating segment, which is oil and natural gas exploration, development and production. In addition, the Company has a single, company-wide management team that allocates capital resources to maximize profitability and measures financial performance as a single enterprise.

o.	New Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update (ASU) 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes certain guidance related to the recognition, measurement, presentation and disclosure of financial instruments. This update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is not permitted for the majority of the update, but is permitted for two of its provisions. The Company is evaluating the new guidance and has not determined the impact this standard may have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Prior to ASU 2015-03, debt issuance costs were required to be recognized as deferred charges and recorded as assets. ASU 2015-03 is required to be adopted by all public companies for all annual and interim reporting periods beginning after December 15, 2015. Early adoption of this standard was permitted and the Company elected to adopt this standard, on a retrospective basis, during the fourth quarter of 2015. The adoption of ASU 2015-03 only affects the presentation of the Company’s accompanying consolidated balance sheets and related financial statement disclosures in Note 8.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, Revenue Recognition, and most industry-specific guidance. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 for one year to annual reports beginning after December 15, 2017. Early adoption is permitted for fiscal years beginning after December 15, 2016. Entities have the option of using either a full retrospective or modified approach to adopt the new standards. The Company is evaluating the new guidance and has not determined the impact this standard may have on its consolidated financial statements or decided upon its method of adoption.

3.	Contribution of Assets under Common Control

In January 2016, E1 was merged into E2 to become a wholly owned subsidiary. Simultaneously and as a part of the same transaction, members of the Company also contributed certain working interests in developed and undeveloped oil and gas properties as well as member interests in another entity, Burleson Water Resources, LLC, that also became a wholly owned subsidiary as of that date. Since the majority of the members have been under common control since February 17, 2015, this merger and contribution was accounted for as a transaction among entities under common control. As such, the accompanying consolidated financial statements have been presented to include the operations of the January 2016 merger and contribution as if the Company owned the assets since February 2015, when the Company and its members became under common control, or when the assets were acquired by the members, whichever is later.

4.	Acquisitions

Champlin Acreage. In December 2015, the Company acquired 3,628 acres of undeveloped acreage in Burleson County from Clayton Williams Energy, Inc. (Clayton Williams) for a total purchase price of $21.8 million. The acquisition was accounted for using the purchase method.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Comstock. In July 2015, the Company acquired producing properties, undeveloped acreage and water assets from Comstock Resources Inc. (Comstock) with an effective date of May 1, 2015 for a total purchase price of $103.0 million, net of customary closing adjustments. The Company also incurred approximately $373,000 in legal, due diligence, engineering, and other costs associated with the business combination that were charged to other expense in 2015. The Company funded the acquisition from member capital contributions and $50 million in borrowings under a revolving credit agreement discussed in Note 8. At the time of the acquisition, the properties included approximately 15 producing wells. The allocation of fair value to the underlying assets and liabilities acquired as of the transaction date are as follows (in thousands):

Adjusted purchase price
Proved properties	$57,741
Unproved properties	44,887
Water assets	500
Asset retirement obligation	(112)

Total	$103,016

The properties acquired had revenues and direct operating expenses prior to our ownership as follows (in thousands):

	Seven Months Ended July 31, 2015	Year Ended December 31, 2014
	(unaudited)
Oil and natural gas sales	$18,035	$10,608
Direct operating expenses:
Oil and natural gas production	1,118	436
Production taxes	881	506

	1,999	942

Operating revenues in excess of direct operating expenses	$16,036	$9,666

Porter Acreage. In June 2015, one of the members of the Company formed an entity for the sole purpose of acquiring 3,696 acres of undeveloped acreage in Burleson County from Clayton Williams for a total purchase price of $22.2 million. In September 2015, the entity that owned those properties was contributed to the Company in exchange for an increased membership interest. There was no activity on the properties between closing and contribution to the Company. As the contribution occurred subsequent to the period in which common control was obtained, the Company recorded the assets received at the carryover basis of the contributing member.

Initial Equity Contribution. In June 2014, the original members of the Company contributed their producing and undeveloped assets in Burleson County, Texas to the Company in exchange for membership interests proportionate to their working interests in the properties prior to their contribution. Subsequent to the initial contribution, another member contributed some additional undeveloped acreage in Burleson County, Texas to the Company for a 2.5% interest in the Company. The members collectively had spent a total of $76.1 million on the properties to date and they were being contributed to the company pro-rata to their working interest ownership percentages. Such contributions were recorded by the Company at their respective fair values on the date of contribution.

Miscellaneous Undeveloped Acreage Costs. During 2015 and 2014, the Company also incurred costs on undeveloped acreage in and around its existing acreage in Burleson County, Texas for an additional $22.6 million and $14.4 million, respectively.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

See Note 13 for a discussion of certain properties contributed by the members of E1 and E2 in January 2016, which have been retrospectively presented in these financial statements as the contributions represent a transaction under common control.

5.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The three input levels of the fair value hierarchy are as follows:

Level 1—Quoted prices for identical assets or liabilities in active markets.

Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates) and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis. The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The Company did not have any assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014 nor did it have any liabilities that are measured at fair value on a recurring basis as of December 31, 2015. The following table presents the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2015 for each of the fair value hierarchy levels.

	Fair Value Measurements at December 31, 2015 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2015
Commodity derivatives	$—	$3,864	$—	$3,864

The Company’s commodity derivatives represent oil swap contracts, oil collars and short puts. The asset and liability measurements for the Company’s commodity derivative contracts represent Level 2 inputs in the hierarchy. The Company utilizes discounted cash flow and option-pricing models for valuing its commodity derivatives.

The asset and liability values attributable to the Company’s commodity derivatives were determined based on inputs that include (i) the contracted notional volumes, (ii) independent active market price quotes, (iii) the applicable estimated credit-adjusted risk-free rate yield curve and (iv) the implied rate of volatility inherent in the collar contracts with short puts, which is based on active and independent market-quoted volatility factors.

Assets and liabilities measured at fair value on a nonrecurring basis. Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities are not measured at fair value on an

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

ongoing basis, but are subject to fair value adjustments in certain circumstances. These assets and liabilities can include inventory, proved and unproved oil and natural gas properties and other long-lived assets that are written down to fair value when they are impaired or held for sale. The Company did not record any impairments to proved oil and natural gas properties for the year ended December 31, 2015 or 2014 as the fair value exceeded the carrying value in all cases. During 2015, the Company recorded an impairment of unproved oil and natural gas properties of $2.8 million.

Financial instruments not carried at fair value. Carrying values and fair values of financial instruments that are not carried at fair value in the accompanying consolidated balance sheets as of December 31, 2015 and 2014 are as follows (in thousands):

	December 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$119,363	$120,000	$25,695	$26,000

Long-term debt includes the Company’s credit facilities and the Company’s second lien debt. The fair value of debt is determined utilizing inputs that are Level 2 measurements in the fair value hierarchy.

The fair value of the Company’s revolving credit facility and second lien note are calculated using a discounted cash flow model based on (i) forecasted contractual interest and fee payments, (ii) forward active market-quoted United States Treasury Bill rates and (iii) the applicable credit-adjustments.

The Company has other financial instruments consisting primarily of cash equivalents, accounts receivable, prepaid expenses, payables and other current assets and liabilities that approximate fair value due to the nature of the instrument and their relatively short maturities. Non-financial assets and liabilities initially measured at fair value include assets acquired and liabilities assumed in a business combination and asset retirement obligations.

Concentrations of Credit Risk. At December 31, 2015 and 2014, the Company’s primary concentration of credit risks are the risks of collecting accounts receivable—trade and the risk of a counterparty’s failure to perform under derivative contracts owed to the Company. See Note 12 for information regarding the Company’s major customers and Note 6 for information regarding the Company’s outstanding derivative contracts.

6.	Derivative Financial Instruments

The Company utilizes commodity swap contracts and puts to: (i) reduce the effect of price volatility on the commodities the Company produces and sells or consumes, (ii) support the Company’s annual capital budgeting and expenditure plans and (iii) reduce commodity price risk associated with certain capital projects. The Company also, from time to time, may utilize interest rate contracts to reduce the effect of interest rate volatility on the Company’s indebtedness.

All material physical sales contracts governing the Company’s oil production are tied directly to, or highly correlated with, New York Mercantile Exchange (NYMEX) WTI oil prices. The Company uses derivative contracts to manage oil price volatility and basis swap contracts to reduce basis risk between NYMEX prices and actual index prices at which the oil is sold.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following table sets forth the volumes per day associated with the Company’s outstanding oil derivative contracts as of December 31, 2015 and the weighted-average oil prices for those contracts:

	2016				Year Ended December 31,
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2017	2018
Swap contracts:
Volume (Bbl)	46,100	52,736	28,996	18,400	73,000	—
Price per Bbl	$50.77	$51.46	$52.42	$53.64	$53.64	$—
Collar contracts:
Volume (Bbl)	—	—	13,380	18,472	60,784	25,096
Price per Bbl:
Ceiling	$—	$—	$62.10	$62.10	$62.10	$62.10
Floor	$—	$—	$50.00	$50.00	$50.00	$50.00
Put contracts:
Volume (Bbl)	47,143	40,640	—	—	—	—
Price per Bbl	$50.00	$50.00	$—	$—	$—	$—

Tabular disclosure of derivative financial instruments. All of the Company’s derivatives are accounted for as non-hedge derivatives as of December 31, 2015 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the earnings of the periods in which they occur. The Company classifies the fair value amounts of derivative assets and liabilities as net current or noncurrent derivative assets or net current or noncurrent derivative liabilities, whichever the case may be, by commodity and counterparty. The Company enters into derivatives under master netting arrangements, which, in an event of default, allows the Company to offset payables to and receivables from the defaulting counterparty.

The aggregate fair value of the Company’s derivative instruments reported in the accompanying consolidated balance sheets by type and counterparty, including the classification between current and noncurrent assets and liabilities, consists of the following:

Fair Value of Derivative Instruments as of December 31, 2015
Type	Consolidated Balance Sheet Location	Fair Value	Gross Amounts Offset in the Consolidated Balance Sheet	Net Fair Value Presented in the Consolidated Balance Sheet
			(In Thousands)
Derivatives not designated as hedging instruments Asset Derivatives
Commodity price derivatives	Derivatives—current	$2,872	$(32)	$2,840
Commodity price derivatives	Derivatives—noncurrent	1,240	(216)	1,024

				$3,864

Liability Derivatives
Commodity price derivatives	Derivatives—current	$32	$(32)	$—
Commodity price derivatives	Derivatives—noncurrent	216	(216)	—

				$—

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following table details the location of realized and unrealized gains and losses recognized on the Company’s derivative contracts in the accompanying consolidated statements of operations:

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Earnings on Derivatives	Amount of Gain/(Loss) Recognized in Earnings on Derivatives Period Ended December 31,
		2015	2014
		(In Thousands)
Commodity price derivatives	Derivative gains, net	$4,344	$—

Derivative Counterparties. The Company uses credit and other financial criteria to evaluate the credit standing of, and to select, counterparties to its derivative instruments. Although the Company does not obtain collateral or otherwise secure the fair value of its derivative instruments, associated credit risk is mitigated by the Company’s credit risk policies and procedures.

The following table provides the Company’s net derivative assets by counterparty as of December 31, 2015:

Net Assets
(In Thousands)
Wells Fargo Bank, N.A.	$2,280
Koch Supply & Trading LP	976
Comerica Bank	608

$3,864

7.	Exploratory Well Costs

The Company capitalizes exploratory well and project costs until a determination is made that the well or project has either found proved reserves, is impaired or is sold. The Company’s capitalized exploratory well and project costs are presented in unproved properties in the accompanying consolidated balance sheet. If the exploratory well or project is determined to be impaired, the impaired costs are charged to exploration and abandonment expense.

The following table reflects the Company’s capitalized exploratory well and project activity during the year ended December 31, 2015 and the period from Inception to December 31, 2014 (in thousands):

	2015	2014
Beginning capitalized exploratory well costs	$6,385	$—
Additions to exploratory well costs pending the determination of proved reserves	96,726	66,490
Reclassification due to determination of proved reserves	(87,913)	(60,105)

Ending capitalized exploratory well costs	$15,198	$6,385

As of December 31, 2015 and 2014, the Company had no exploratory projects for which exploratory costs have been capitalized for a period greater than one year from the date drilling was completed.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8.	Long-Term Debt and Notes Payable to Members

Long-term debt consisted of the following components at December 31, 2015 and 2014 (in thousands):

	2015	2014
Outstanding debt principal balances:
Wells Fargo revolving credit facility	$50,000	$—
BOK revolving credit facility	40,000	6,000
Second lien	30,000	20,000

	120,000	26,000
Issuance costs	(637)	(305)

Long-term debt	119,363	25,695
Less current portion of long-term debt	—	—

Long-term debt	$119,363	$25,695

Notes payable to members	$6,438	$2,097

Wells Fargo Revolving Credit Facility. In July 2015, the Company entered into a revolving credit facility (Wells Fargo Revolving Credit Facility) with a syndicate of financial institutions, led by Wells Fargo Bank, N.A. (Wells Fargo). The initial loan commitment is $250.0 million and it expires in July, 2020. Debt issuance costs of $540,000 were capitalized and are being amortized over the life of the Wells Fargo Revolving Credit Facility. As of December 31, 2015, the borrowing base under the Wells Fargo Revolving Credit Facility was $60.0 million, comprised of a $50.0 million conforming piece and a $10.0 million non-conforming piece. As of December 31, 2015, the Company had $50.0 million in outstanding borrowings under the Wells Fargo Revolving Credit Facility.

Borrowings under the Wells Fargo Revolving Credit Facility bear interest, at the option of the Company, based on: (a) a rate per annum equal to the higher of the prime rate announced from time to time by Wells Fargo or the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System during the last preceding business day plus 0.5% plus a defined alternate base rate spread margin, which is currently 2.0% or (b) a base Eurodollar rate, substantially equal to London Interbank Offered Tate (LIBOR), plus a margin (the “Applicable Margin”), which is currently 3.0% and is also determined by a spread margin based on loan utilization. The Company also pays commitment fees on undrawn amounts under the Wells Fargo Revolving Credit Facility that are determined by a similar utilization grid (currently 0.5%). Borrowings under the Wells Fargo Revolving Credit Facility are secured by the Company’s proved oil and natural gas reserves that are owned by E2.

The Wells Fargo Revolving Credit Facility requires the maintenance of the ratio of EBITDAX to Interest Expense to be greater than 2.5 to 1.0 and a current ratio greater than 1.0 to 1.0. As of December 31, 2015, the Company was in compliance with all of its debt covenants. As of March 31, 2016, the Company determined it was not in compliance with the current ratio test under the Wells Fargo Revolving Credit Facility, but was able to cure the default, through additional capital contributions from its members, during the allotted 30-day grace period. Otherwise, the Company has remained in compliance with its debt covenants under the Wells Fargo Revolving Credit Facility. The Company has evaluated its current liquidity position, including estimated future cash flows provided from operations, cash outflows for oil and gas acquisitions/additions, and available unused capital commitments from its members, and does not anticipate any future events of default related to its debt covenants.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

BOK Revolving Credit Facility. In June 2014, the Company entered into a revolving credit facility (BOK Revolving Credit Facility) with a syndicate of financial institutions, led by Bank of Oklahoma, N.A. (BOK). The initial loan commitment was $50.0 million and it was set to expire in June, 2015. In December 2014, the Company amended the BOK Revolving Credit Facility when it entered into the Second Lien discussed below and the maturity was extended to December 2015. In July 2015, the maturity was extended to March, 31, 2016. Debt issuance costs of $315,000 were capitalized and are being amortized over the life of the BOK Revolving Credit Facility. The borrowing base under the BOK Revolving Credit Facility is adjusted periodically based on the Company adding new wells as drilling completed. As of December 31, 2015, the borrowing base under was $50.0 million and the Company had $40.0 million in outstanding borrowings under the BOK Revolving Credit Facility.

Borrowings under the BOK Revolving Credit Facility bear interest, at the option of the Company, based on: (a) a rate per annum equal to the prime rate announced from time to time by BOK plus 2.75% or (b) a rate, substantially equal to LIBOR, plus 3.0%. The Company also pays commitment fees on undrawn amounts under the BOK Revolving Credit Facility that is currently 0.25%. Borrowings under the BOK Revolving Credit Facility are secured by the Company’s proved oil and natural gas reserves that are owned by E1.

The BOK Revolving Credit Facility requires the maintenance of a Debt Service Coverage Ratio of 1.0 to 1.0, a Funded Debt to EBITDAX ratio of 4.5 to 1.0 and a Current Ratio of 1.0 to 1.0. No events of default have occurred related to the Company’s compliance with the BOK Revolving Credit Facility debt covenants for any period.

Second Lien. In December 2014, the Company entered into a second lien with BOK (Second Lien) for $20 million that was increased to $30.0 million in May 2015 which is the balance due as of December 31, 2015. The notes mature on June 30, 2016. The Company incurred debt issuance costs associated with the Second Lien of $394,000 that were capitalized and are being amortized over the life of the loan.

Borrowings under the Second Lien bear interest at a rate per annum equal to the prime rate announced from time to time by BOK plus 6.0% Borrowings under the Second Lien are secured by the Company’s proved oil and natural gas reserves that are owned by E1.

The Second Lien requires the balance of the consolidated BOK Revolving Credit Facility plus the Second Lien to remain under 90% of the PV-8 of Company proved reserves. No events of default have occurred related to the Company’s compliance with the Second Lien debt covenants for any period.

Notes payable to members. The Company owes $6.4 million and $2.1 million as of December 31, 2015 and 2014, respectively, to members for general and administrative expenses incurred on behalf of the Company. These notes are payable to members by December 31, 2022 and bear interest after a year at the Applicable Federal Rate compounded annually paid at maturity. See related party information in Note 11.

Principal maturities. Principal maturities of long-term debt and notes payable to members at December 31, 2015, are as follows (in thousands):

2016	$70,000
2017	—
2018	—
2019	—
2020	50,000
Thereafter	6,438

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Subsequent to December 31, 2015, the $70.0 million due in 2016 was refinanced on January 12, 2016 in conjunction with the merger discussed in Note 13. Simultaneously with the closing of the merger transaction, the Wells Fargo Revolving Credit Facility’s borrowing base was increased to $135.0 million, of which $70.0 million was drawn to pay off the BOK Revolving Credit Facility and Second Lien. This brought out total borrowings under the Wells Fargo Revolving Credit Facility as of January 12, 2016 to $120.0 million which is now due in 2020 with an additional $15.0 million available for borrowing at the time of the merger. Therefore, the entire outstanding indebtedness as of December 31, 2015 has been classified on the balance sheet as long-term debt. See additional discussion of subsequent events in Note 13.

Interest expense. The following amounts have been incurred and charged to interest expense for the year ended December 31, 2015 and period from Inception to December 31, 2014 (in thousands):

	2015	2014
Cash payments for interest	$4,123	$420
Amortization of debt issuance costs	529	82
Net changes in accruals	41	104

Total interest expense	$4,693	$606

9.	Asset Retirement Obligations

The Company’s asset retirement obligations primarily relate to the future plugging and abandonment of wells and related facilities. Market risk premiums associated with asset retirement obligations are estimated to represent a component of the Company’s credit-adjusted risk-free rate that is utilized in the calculations of asset retirement obligations.

The following table summarizes the Company’s asset retirement obligation activity during the year ended December 31, 2015 and period from Inception to December 31, 2014 (in thousands):

	2015	2014
Beginning asset retirement obligations	$37	$—
Obligations assumed in acquisitions	121	—
New wells placed on production	98	36
Changes in estimates(a)	14	—
Accretion of discount	12	1

Ending asset retirement obligations	$282	$37

(a)	Changes in estimates are determined based on several factors, including abandonment cost estimates based on recent actual costs incurred to abandon wells, credit-adjusted risk-free discount rates and well life estimates. The increase in 2015 is primarily due to the forecasted timing of abandoning the Company’s oil and gas wells being accelerated as a result of lower commodity prices, which has the effect of shortening the economic lives of the Company’s producing wells.

As of December 31, 2015 and 2014, the Company considered the above asset retirement obligations to all be noncurrent.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Commitments and Contingencies

General. The Company is subject to contingent liabilities with respect to existing or potential claims, lawsuits, and other proceedings, including those involving environmental, tax, and other matters, certain of which are discussed more specifically below. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date and the Company’s estimates of the outcomes of these matters and its experience in contesting, litigating, and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which management currently believes will not have a material effect on the Company’s consolidated financial position, results of operations, or liquidity.

Legal Matters. From time to time, the Company is a party to various proceedings and claims incidental to its business. While many of these matters involve inherent uncertainty, the Company believes that the amount of the liability, if any, ultimately incurred with respect to these proceedings and claims will not have a material adverse effect on the Company’s consolidated financial position as a while or on its liquidity, capital resources or future annual results of operations. The Company records reserves for contingencies when information available indicates that a loss is probable and the amount of the loss can be reasonably estimated. The Company is unaware of any pending claims brought against the Company requiring the reserve of a contingent liability as of the date of these consolidated financial statements.

Drilling Commitments. The Company’s principal drilling commitments are related to a drilling rig contract, a walking package contract and a drill pipe contract that require the Company to pay day rates for contracted drilling rigs, walking packages or drill pipe over their contractual term. In addition, the Company periodically enters into contractual arrangements under which the Company is committed to expend funds to drill wells in the future. The Company recognizes its drilling commitments in the periods in which the rig services are performed or the well is drilled. The Company’s future minimum drilling commitments at December 31, 2015 are as follows (in thousands):

2016	$1,127
2017	—
2018	—
2019	—
2020	—
Thereafter	—

Environmental Matters. The Company is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These include existing and possible future obligations to investigate the effects of the release or disposal of certain petroleum and chemical substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources, for remediation and restoration costs, and for personal injuries; and to pay civil penalties and, in some cases, criminal penalties and punitive damages. The obligations relate to sites owned by the Company or others and are associated with past and present operations.

Liabilities are accrued when it is probable that future costs will be incurred and such costs can be reasonably estimated. As of December 31, 2015 and 2014, the Company had no liabilities recorded for any environmental liabilities.

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Related-Party Transactions

The Company is being managed by its three majority and primary members. As such, members are charging the Company general and administrative expenses that will be paid at some time in the future. Each managing member calculates a percentage of salaries and benefits to be charged to the Company based on time spent and a weighted average of time spent by all member personnel is then calculated and applied to their respective non-compensation expenditures. Management believes the allocation method is reasonable. Although it is not practicable to determine what the costs would be if the Company were to directly obtain these services, management believes the aggregate costs charged to the Company by the members are reasonable. During 2015 and 2014, the Company accrued $4.3 million and $2.1 million, respectively, as general and administrative expenses payable to members. These amounts do not necessarily correspond to the sharing ratios, but rather to the actual general and administrative expenses incurred by each member on behalf of the Company. These liabilities have been recorded on the accompanying balance sheets as long-term notes payable to members. They will accrue interest at the Applicable Federal Rate beginning in 2017 if not paid in full and be subordinate to all other bank debt.

The Company paid Petromax Operating Company, Inc. (Petromax), who is the operator of the majority of the Company’s wells, $981,000 and $218,000 during 2015 and 2014, respectively for Council of Petroleum Accountants Societies (COPAS) overhead charges on drilling and producing wells at market rates as set forth in joint operating agreements (JOA’s) and in accordance with an Operating Agreement between Petromax and the Company. Such amounts have been expensed in the accompanying financial statements in general and administrative expenses. Petromax is owned 33.3% by Mike Hoover, the Chief Operating Officer of the Company, who also owns indirectly approximately 20% of one of the members of the Company that owns approximately 36.2% of Esquisto Resources.

The Company paid Calbri Energy, Inc. (Calbri), a less than 1% owner of Esquisto Resources, $380,000 and $49,000 in 2015 and 2014, respectively, for completion consulting services. The day rate being paid to Calbri is competitive with others in the area that we use for similar services.

12.	Major Customers

For the year ended December 31, 2015, the Company sold approximately 59% of its share of oil and natural gas production to Sunoco Partners & Terminals, L.P. (Sunoco) and approximately 15% of its share of oil and natural gas production to Shell Trading U.S. Company (Shell). For the year ended December 31, 2014, the Company sold approximately 79% of its share of oil and gas production to Shell and approximate 11% of its share of oil and gas production to ETC Texas Pipeline, Ltd. (ETC). The Company is of the opinion that the loss of any one purchaser would not have a material adverse effect on the ability of the Company to sell its oil and natural gas production.

13.	Subsequent Events

Subsequent events have been evaluated through August 10, 2016, the date the financial statements were issued.

Merger. In January 2016, the Company consummated a merger and contribution agreement whereby, E1 was merged into E2 and various members of E1 and E2 contributed additional assets to E2 in exchange for additional member interests. Prior to the merger and contribution agreement, all of the assets of E1 and E2 consisted primarily of developed and undeveloped properties in the East Texas Eagle Ford formation in Burleson County, Texas. The additional assets contributed by members consisted primarily of developed and undeveloped

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

properties in the East Texas Eagle Ford, Austin Chalk and Pecan Gap formations in Lee County, Washington County and Brazos County, Texas as well as membership interests in BWR. This transaction has been accounted for as a transaction between entities under common control, and the 2015 Esquisto financial statements have been presented to as if the Company owned the contributed properties since February 2015, when the Company and its members became under common control, or when the assets were acquired by the members, whichever is later. Esquisto recorded the assets contributed at the members’ historical cost basis, which approximated $43.6 million as of January 2016.

In conjunction with the merger, the BOK Revolving Credit Facility and the Second Lien were retired and terminated and the Wells Fargo Revolving Credit Facility was increased to a borrowing base of $135.0 million, $70.0 million of which was drawn at consummation to pay off the two aforementioned debts bringing the outstanding balance to $120.0 million.

Derivatives. From March to July 2016, the Company entered into additional derivative financial instruments as follows:

•	15,000 barrels of oil per month was hedged with a swap priced at $42.00 per barrel for April 2016 to December 2016 with JPMorgan Chase Bank, N.A. (JPMorgan) as the counterparty

•	27,000 barrels of oil per month was hedged with a swap priced at an average of $43.90 per barrel for July 2016 to December 2016 with JPMorgan

•	10,000 barrels of oil per month was hedged with a swap priced at $50.28 per barrel for July 2016 to December 2016 with Wells Fargo as the counterparty

•	5,000 barrels of oil per month was hedged with a swap priced at $50.70 per barrel for October 2016 to December 2016 with JPMorgan as the counterparty

•	15,000 barrels of oil per month was hedged with a swap priced at $45.54 per barrel for all of 2017 with Wells Fargo as the counterparty

•	12,000 barrels of oil per month was hedged with a swap priced at $47.62 per barrel for all of 2017 with JPMorgan as the counterparty

•	10,000 barrels of oil per month was hedged with a swap priced at $44.45 per barrel for all of 2017 with JPMorgan as the counterparty

•	5,000 barrels of oil per month was hedged with a swap priced at $52.55 per barrel for all of 2017 with JPMorgan as the counterparty

•	12,000 barrels of oil per month was hedged with a swap priced at $47.96 per barrel for all of 2018 with Wells Fargo as the counterparty

•	15,000 barrels of oil per month was hedged with a swap priced at $48.80 per barrel for all of 2018 with JPMorgan as the counterparty

•	10,000 barrels of oil per month was hedged with a swap priced at $54.12 per barrel for all of 2018 with JPMorgan as the counterparty

•	5,000 barrels of oil per month was hedged with a swap priced at $55.05 per barrel for all of 2019 with JPMorgan as the counterparty

•	50,000 MMBTU of natural gas per month was hedged with a swap priced at $3.080 per MMBTU for September 2016 to December 2016 with Wells Fargo as the counterparty

•	50,000 MMBTU of natural gas per month was hedged with a swap priced at $3.171 per MMBTU for all of 2017 with Wells Fargo as the counterparty

Esquisto Resources II, LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Had these derivative financial instruments been in place and open as of December 31, 2015, the open positions would have been as follows:

	2016				Year Ended December 31,
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2017	2018	2019
Crude oil swap contracts:
Volume (Bbl)	46,100	97,736	184,996	189,400	577,000	444,000	60,000
Price per Bbl	$50.77	$47.11	$45.81	$45.94	$47.59	$49.97	$55.05
Crude oil collar contract:
Volume (Bbl)	—	—	13,380	18,472	60,784	25,096	—
Price per Bbl:
Ceiling	$—	$—	$62.10	$62.10	$62.10	$62.10	—
Floor	$—	$—	$50.00	$50.00	$50.00	$50.00	—
Crude oil put contract:
Volume (Bbl)	47,143	40,640	—	—	—	—	—
Price per Bbl	$50.00	$50.00	$—	$—	$—	$—	—
Natural gas swap contracts:
Volume (MMBTU)	—	—	50,000	150,000	600,000	—	—
Price per MMBTU	$—	$—	$3.080	$3.080	$3.171	$—	—

Capital Call. In May 2016, the Company made a $25 million capital call to initially pay down the Wells Fargo Revolving Credit Facility and then primarily to fund bringing back a drilling rig to drill three wells beginning toward the end of May.

Unaudited Supplementary Information

Esquisto Resources II, LLC and Subsidiaries

Unaudited Supplementary Information

Oil and Natural Gas Exploration and Production Activities

The Company has only one reportable operating segment, which is oil and natural gas exploration and production in the United States. See the Company’s accompanying statement of operations for information about results of operations for oil and gas producing activities.

Capitalized Costs

	December 31,
	2015	2014
	(In Thousands)
Oil and natural gas properties:
Proved	$348,246	$102,112
Unproved	154,211	50,422

Capitalized costs for oil and natural gas properties	502,457	152,534
Less accumulated depletion, depreciation, and amortization	(39,631)	(7,332)

Net capitalized costs for oil and natural gas properties	$462,826	$145,202

Costs Incurred for Oil and Natural Gas Producing Activities(a)

	Periods Ended December 31,
	2015	2014
	(In Thousands)
Property acquisition costs:
Proved	$114,029	$16,431
Unproved	92,010	74,087
Exploration costs	97,157	62,018
Development costs	49,694	—

Total costs incurred	$352,890	$152,536

(a)	The costs incurred for oil and natural gas producing activities includes $233,000 and $36,000 of asset retirement obligations included in exploration costs for the years ended December 31, 2015 and 2014, respectively.

Reserve Quantity Information

The estimates of the Company’s proved reserves as of December 31, 2015 and 2014 were based on evaluations by independent petroleum engineers, Cawley, Gillespie and Associates, Inc. Proved reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission (SEC) and the FASB, which require that reserve estimates be prepared under existing economic and operating conditions based upon an average of the first-day-of-the-month commodity price during the 12-month period ending on the balance sheet date with no provision for price and cost escalations except by contractual arrangements.

Proved reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing, and production may cause either

Esquisto Resources II, LLC and Subsidiaries

Unaudited Supplementary Information (continued)

upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that proved reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and natural gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

The following table provides a rollforward of total proved reserves for the year ended December 31, 2015 and 2014. Oil and natural gas liquid (NGL) volumes are expressed in thousands of barrels (MBbls), natural gas volumes are expressed in millions of cubic feet (MMcf), and total volumes are expressed in thousands of barrels of oil equivalent (MBOE).

	For the Periods Ended December 31, 2015 and 2014
	Oil (MBbls)	NGLs (MBbls)	Gas (MMcf)	Total (MBOE)
Balance, June 20, 2014 (Inception)	—	—	—	—
Extensions and discoveries	7,464	1,674	6,315	10,191
Purchases of minerals-in-place	154	22	79	189
Production	(159)	(46)	(156)	(231)

Balance, December 31, 2014	7,459	1,650	6,238	10,149
Extensions and discoveries	26,867	5,976	22,439	36,583
Purchases of minerals-in-place	1,972	710	4,296	3,398
Revisions of previous estimates	367	455	2,127	1,176
Production	(953)	(261)	(1,265)	(1,425)

Balance, December 31, 2015	35,712	8,530	33,835	49,881

The changes in proved reserves during 2015 and 2014 are comprised of the following items:

Extensions and discoveries. Extensions and discoveries during 2015 and 2014 are primarily comprised of discoveries and extensions in the Eagle Ford horizons in Burleson County, Texas as a result of continuous drilling in the area.

Purchase of minerals-in-place. Purchases of minerals-in-place during 2014 are primarily attributable to the contribution of assets at the inception of the Company which only included one producing well. Purchase of minerals-in-place during 2015 are primarily attributable to the producing wells acquired in the Comstock acquisition.

Revisions of previous estimates. Revisions of previous estimates during 2015 are primarily attributable to operational efficiencies gained through increased experience in the area (increase of approximately 1,315 MBOE) partially offset by decreased commodity prices which decreased the useful lives of the wells, decreasing ultimate reserves recovered (decrease of approximately 139 MBOE).

Esquisto Resources II, LLC and Subsidiaries

Unaudited Supplementary Information (continued)

The following table provides the Company’s proved developed and proved undeveloped reserves for the year ended December 31, 2015 and 2014.

	Oil (MBbls)	NGLs (MBbls)	Gas (MMcf)	Total (MBOE)
Proved developed reserves:
Beginning of the year	1,436	329	1,273	1,977
End of the year	7,059	1,868	8,821	10,397
Proved undeveloped reserves:
Beginning of the year	6,023	1,321	4,965	8,172
End of the year	28,653	6,662	25,014	39,484

The Company uses both public and proprietary geologic data to establish continuity of the formation and its producing properties. This included seismic data and interpretation (2-D, 3-D and micro seismic); open hole log information (both vertical and horizontally collected) and petrophysical analysis of the log data; mud logs; gas sample analysis; drill cutting samples; measurements of total organic content; thermal maturity and sidewall cores. After the geologic area was shown to be continuous, statistical analysis of existing producing wells was conducted to generate areas of reasonable certainty at distances from established production. As a result of this analysis, proved undeveloped reserves for drilling locations within these areas of reasonable certainty were recorded during 2015.

The Company uses both public and proprietary geologic data to establish continuity of the formation and its producing properties. This included seismic data and interpretation (2-D, 3-D and micro seismic); open hole log information (both vertical and horizontally collected) and petrophysical analysis of the log data; mud logs; gas sample analysis; drill cutting samples; measurements of total organic content; thermal maturity and sidewall cores. After the geologic area was shown to be continuous, statistical analysis of existing producing wells was conducted to generate areas of reasonable certainty at distances from established production. As a result of this analysis, proved undeveloped reserves for drilling locations within these areas of reasonable certainty were recorded during 2015.

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows is computed by applying commodity prices used in determining proved reserves (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved reserves less estimated future expenditures (based on year-end estimated costs) to be incurred in developing and producing the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Since the Company is not subject to federal income taxes, future income taxes have been excluded.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and natural gas properties. Estimates of fair value should also consider probable and possible reserves, anticipated future commodity prices, interest rates, changes in development and production costs, and risks associated with future production. Because of these and other considerations, any estimate of fair value is necessarily subjective and imprecise.

Esquisto Resources II, LLC and Subsidiaries

Unaudited Supplementary Information (continued)

The following table provides the standardized measure of discounted future cash flows as of December 31, 2014 as well as a rollforward in total for such year (in thousands):

	December 31,
	2015	2014
Oil and natural gas producing activities:
Future cash inflows	$1,959,585	$769,878
Future production costs	(477,447)	(132,010)
Future development costs(a)	(594,528)	(142,015)

Undiscounted future net cash flows	887,610	495,853
10% annual discount factor	(577,935)	(280,558)

Standardized measure of discounted future cash flows	$309,675	$215,295

(a)	Includes $6.7 million and $1.3 million of undiscounted future asset retirement expenditures estimated as of December 31, 2015 and 2014, respectively using current estimates of future abandonment costs.

See Note 9 for additional information regarding the Company’s discounted asset retirement obligations.

Changes in Standardized Measure of Discounted Future Net Cash Flows

	Period Ended December 31,
	2015	2014
Oil and natural gas sales, net of production costs	$(39,559)	$(13,404)
Net changes in prices and production costs	(59,213)	—
Extensions and discoveries	192,990	221,367
Purchases of minerals-in-place	69,258	7,251
Revision of previous quantity estimates	26,827	—
Changes of production rates (timing) and other	(119,099)	81
Changes in estimated future development costs	1,646	—
Accretion of discount	21,530	—

Changes in present value of future net revenues	94,380	215,295
Standardized measure balance, beginning of year	215,295	—

Standardized measure balance, end of year	$309,675	$215,295

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2016	December 31, 2015
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$135	$20,901
Accounts receivable—trade	7,450	5,816
Derivatives	—	2,840
Prepaid expenses	43	2,162

Total current assets	7,628	31,719
Property and equipment:
Oil and gas properties, successful efforts method:
Proved properties	407,146	348,246
Unproved properties	141,567	154,211
Accumulated depletion	(61,740)	(39,631)

Total property and equipment	486,973	462,826
Water assets	1,135	1,195
Derivatives	—	1,024

Total assets	$495,736	$496,764

Liabilities and members’ equity
Current liabilities:
Accounts payable	$11,207	$17,236
Accrued expenses and other current liabilities	5,355	19,437
Derivatives	2,624	—

Total current liabilities	19,186	36,673
Long-term debt	112,190	119,363
Notes payable to members	8,569	6,438
Derivatives	3,155	—
Deferred state tax liability	1,304	1,074
Asset retirement obligation	294	282
Commitments and contingencies	—	—
Members’ equity	351,038	332,934

Total liabilities and members’ equity	$495,736	$496,764

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2016	2015
Operating revenues:
Oil sales	$30,290	$15,078
Natural gas liquid sales	1,779	1,039
Natural gas sales	1,486	988

Total operating revenues	33,555	17,105
Operating costs and expenses:
Oil and natural gas production	3,101	2,621
Production taxes	1,554	817
Depletion, depreciation and accretion	22,181	11,263
Exploration and abandonments	2	204
General and administrative	3,642	2,836
Loss from derivative financial instruments	7,748	—

Total operating costs and expenses	38,228	17,741

Total operating (loss) income	(4,673)	(636)

Other income (expense):
Other income	2	2
Interest expense	(1,965)	(1,608)
State deferred tax expense	(230)	(303)
Other expense	(359)	(11)

	(2,552)	(1,920)

Net loss	$(7,225)	$(2,556)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (Unaudited)

For the Six Months Ended June 30, 2016

(in thousands)

Total Members’ Equity
Balance at January 1, 2016	$332,934
Cash contributions	25,000
Property contributions	329
Net loss	(7,225)

Balance at June 30, 2016	$351,038

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2016	2015
Operating activities:
Net loss	$(7,225)	$(2,556)
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in fair value of derivative financial instruments	7,748	—
Cash settlements of gains from derivative financial instruments	1,895	—
Depletion, depreciation and accretion	22,181	11,263
Exploration and abandonments	2	204
Early extinguishment of long-term debt	358	—
State deferred tax expense	230	303
Amortization of deferred financing costs	109	202
Changes in operating assets and liabilities:
Accounts receivable	(1,634)	(60)
Prepaid expenses	2,119	—
Accounts payable, accrued expenses and notes payable to members	1,653	(56)

Net cash provided by operating activities	27,436	9,300
Investing activities:
Acquisitions of oil and gas properties	(7,055)	(29,328)
Additions to oil and gas properties	(58,507)	(58,168)

Net cash used in investing activities	(65,562)	(87,496)
Financing activities:
Proceeds from long-term debt	81,000	50,500
Payments on long-term debt	(88,000)	(16,000)
Debt issuance costs	(415)	(218)
Early termination of second lien debt	(225)	—
Cash contributed by members	25,000	44,387

Net cash provided by financing activities	17,360	78,669

Net (decrease) increase in cash and cash equivalents	(20,766)	473
Cash and cash equivalents, at beginning of period	20,901	1,145

Cash and cash equivalents, at end of period	$135	$1,618

Supplemental disclosure of cash flow information
Cash paid for interest	$(1,946)	$(1,352)

Supplemental disclosure of noncash investing and financing activities
Capital expenditures in accounts payable and accrued expenses	$16,062	$33,217

Capital contributions—property and member interests	$329	$17,878

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Six Months Ended June 30, 2016

(1)	Interim Financial Statements

The accompanying consolidated financial statements of Esquisto Resources II, LLC and subsidiaries (the Company), with the exception of the consolidated balance sheet at December 31, 2015, have not been audited by independent public accountants. In the opinion of management, the accompanying financial statements reflect all adjustments necessary to present fairly in accordance with United States Generally Accepted Accounting Procedures (GAAP) the financial position of the Company at June 30, 2016 and the operations and cash flows of the Company for the three and six month periods ended June 30, 2016 and 2015. All such adjustments are of a normal recurring nature. In preparing the accompanying financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

Certain disclosures have been condensed or omitted from these financial statements. Accordingly, these financial statements should be read in conjunction with the December 31, 2015 audited consolidated financial statements of the Company. Certain amounts in prior year financial statements may have been reclassified to conform to current year classifications.

(2)	Organization, Basis of Presentation and Nature of Operations

Esquisto Resources, LLC and Subsidiary (E1), a Texas limited liability company was formed on June 20, 2014, by several members who owned certain oil and gas properties located in Burleson County, Texas which were contributed to E1 at the inception of the company or shortly thereafter. Esquisto Resources II, LLC (E2), a Texas limited liability company was formed on July 1, 2015 by three of the members of E1 to complete an acquisition that the other members of E1 at the time elected not to participate in.

In January 2016, E1 was merged into E2 to become a wholly owned subsidiary. Simultaneously, and as a part of the same transaction, members of the Company also contributed certain working interests in developed and undeveloped oil and gas properties as well as members interests in another entity, Burleson Water Resources, LLC, that also became a wholly owned subsidiary as of that date. Since the majority of the members have been under common control since February 17, 2015, this merger and contribution was accounted for as a transaction among entities under common control. As such, the accompanying consolidated financial statements have been presented to include the operations of the January 2016 merger and contribution as if the Company owned the assets since February 2015, when the Company and its members became under common control, or when the assets were acquired by the members, whichever is later. The transfers were recorded based on the carrying amounts of the transferring entities.

Collectively E1, E2 and the additional contributed assets will be referred to herein as Esquisto, Esquisto Resources or the Company. Capital contributions through June 30, 2016 have consisted of $242.3 million in cash ($25.0 million during the six months ended June 30, 2016, $208.4 million in 2015 and $8.9 million in 2014) and $116.5 million ($329,000 during the six months ended June 30, 2016, $40.1 million in 2015 and $76.1 million in 2014) in undeveloped acreage and producing oil and gas properties. Future distributions will be paid to members based on their sharing ratios. The Company is an independent energy company engaged in the exploration, development, and acquisition of unconventional oil and associated liquids-rich natural gas reserves, primarily in the Eagle Ford shale play in Southeast Texas.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

(3)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The three input levels of the fair value hierarchy are as follows:

Level 1—Quoted prices for identical assets or liabilities in active markets.

Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates) and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis. The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The Company did not have any assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2016 and December 31, 2015.

Fair value information for the financial assets and liabilities that are measured at fair value each reporting period are as follows at June 30, 2016 and December 31, 2015:

	Fair Value Measurements at June 30, 2016 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at June 30, 2016
Commodity derivatives	$—	$(5,779)	$—	$(5,779)

	Fair Value Measurements at December 31, 2015 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2015
Commodity derivatives	$—	$3,864	$—	$3,864

The Company’s commodity derivatives represent oil swap contracts, oil collars and short puts. The asset and liability measurements for the Company’s commodity derivative contracts represent Level 2 inputs in the hierarchy. The Company utilizes discounted cash flow and option-pricing models for valuing its commodity derivatives.

The asset and liability values attributable to the Company’s commodity derivatives were determined based on inputs that include (i) the contracted notional volumes, (ii) independent active market price quotes, (iii) the applicable estimated credit-adjusted risk-free rate yield curve and (iv) the implied rate of volatility inherent in the collar contracts with short puts, which is based on active and independent market-quoted volatility factors.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

Assets and liabilities measured at fair value on a nonrecurring basis. Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances. These assets and liabilities can include inventory, proved and unproved oil and natural gas properties and other long-lived assets that are written down to fair value when they are impaired or held for sale. The Company did not record any impairments to proved oil and natural gas properties for the six months ended June 30, 2016 as the fair value exceeded the carrying value in all cases.

Financial instruments not carried at fair value. Carrying values and fair values of financial instruments that are not carried at fair value in the accompanying consolidated balance sheet as of June 30, 2016 and December 31, 2015 are as follows (in thousands):

	June 30, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$112,190	$113,000	$119,363	$120,000

Long-term debt includes the Company’s credit facilities and the Company’s second lien debt. The fair value of debt is determined utilizing inputs that are Level 2 measurements in the fair value hierarchy.

The fair value of the Company’s revolving credit facility and second lien note are calculated using a discounted cash flow model based on (i) forecasted contractual interest and fee payments, (ii) forward active market-quoted United States Treasury Bill rates and (iii) the applicable credit-adjustments.

The Company has other financial instruments consisting primarily of cash equivalents, accounts receivable, prepaid expenses, payables and other current assets and liabilities that approximate fair value due to the nature of the instrument and their relatively short maturities. Non-financial assets and liabilities initially measured at fair value include assets acquired and liabilities assumed in a business combination and asset retirement obligations.

Concentrations of Credit Risk. At June 30, 2016, the Company’s primary concentration of credit risks are the risks of collecting accounts receivable—trade and the risk of a counterparty’s failure to perform under derivative contracts owed to the Company. Refer to note 4 for information regarding the Company’s outstanding derivative contracts.

(4)	Derivative Financial Instruments

The Company utilizes commodity swaps and collars to: (i) reduce the effect of price volatility on the commodities the Company produces and sells or consumes, (ii) support the Company’s annual capital budgeting and expenditure plans and (iii) reduce commodity price risk associated with certain capital projects. The Company also, from time to time, may utilize interest rate contracts to reduce the effect of interest rate volatility on the Company’s indebtedness.

All material physical sales contracts governing the Company’s oil production are tied directly to, or highly correlated with, New York Mercantile Exchange (NYMEX) WTI oil prices. The Company uses derivative contracts to manage oil price volatility and basis swap contracts to reduce basis risk between NYMEX prices and actual index prices at which the oil is sold.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

The following table sets forth the volumes per day associated with the Company’s outstanding oil derivative contracts as of June 30, 2016 and the weighted-average oil prices for those contracts:

	2016		Year Ended December 31,
	Third Quarter	Fourth Quarter	2017	2018
Swap contracts:
Volume (Bbl)	184,996	174,400	517,000	324,000
Price per Bbl	$45.81	$45.53	$47.01	$48.43
Collar contracts:
Volume (Bbl)	13,380	18,472	60,784	25,096
Price per Bbl:
Ceiling	$62.10	$62.10	$62.10	$62.10
Floor	$50.00	$50.00	$50.00	$50.00

Tabular disclosure of derivative financial instruments. All of the Company’s derivatives are accounted for as non-hedge derivatives as of June 30, 2016 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the earnings of the periods in which they occur. The Company classifies the fair value amounts of derivative assets and liabilities as net current or noncurrent derivative assets or net current or noncurrent derivative liabilities, whichever the case may be, by commodity and counterparty. The Company enters into derivatives under master netting arrangements, which, in an event of default, allows the Company to offset payables to and receivables from the defaulting counterparty.

The aggregate fair value of the Company’s derivative instruments reported in the accompanying consolidated balance sheets by type and counterparty, including the classification between current and noncurrent assets and liabilities, consists of the following:

Fair Value of Derivative Instruments as of June 30, 2016
Type	Combined Balance Sheet Location	Fair Value	Gross Amounts Offset in the Combined Balance Sheet	Net Fair Value Presented in the Combined Balance Sheet
			(In Thousands)
Derivatives not designated as hedging instruments Asset Derivatives
Commodity price derivatives	Derivatives—current	$535	$(535)	$—
Commodity price derivatives	Derivatives—noncurrent	362	(362)	—

				$—

Liability Derivatives
Commodity price derivatives	Derivatives—current	$(3,159)	$535	$(2,624)
Commodity price derivatives	Derivatives—noncurrent	(3,517)	362	(3,155)

				$(5,779)

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

Fair Value of Derivative Instruments as of December 31, 2015
Type	Combined Balance Sheet Location	Fair Value	Gross Amounts Offset in the Combined Balance Sheet	Net Fair Value Presented in the Combined Balance Sheet
			(In Thousands)
Derivatives not designated as hedging instruments Asset Derivatives
Commodity price derivatives	Derivatives—current	$2,872	$(32)	$2,840
Commodity price derivatives	Derivatives—noncurrent	1,240	(216)	1,024

				$3,864

Liability Derivatives
Commodity price derivatives	Derivatives—current	$(32)	$32	$—
Commodity price derivatives	Derivatives—noncurrent	(216)	216	—

				$—

The following table details the location of realized and unrealized gains and losses recognized on the Company’s derivative contracts in the accompanying combined statements of operations:

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Earnings on Derivatives	Amount of Gain/(Loss) Recognized in Earnings on Derivatives
		Six Months Ended June 30,
		2016	2015
		(In Thousands)
Commodity price derivatives	Loss from derivative financial instruments	$7,748	$—

Derivative Counterparties. The Company uses credit and other financial criteria to evaluate the credit standing of, and to select, counterparties to its derivative instruments. Although the Company does not obtain collateral or otherwise secure the fair value of its derivative instruments, associated credit risk is mitigated by the Company’s credit risk policies and procedures.

The following table provides the Company’s net derivative assets by counterparty as of June 30, 2016 and December 31, 2015:

	Net Assets (Liabilities)
	June 30, 2016	December 31, 2015
	(In Thousands)
JPMorgan Chase Bank, N.A.	$(4,218)	$—
Wells Fargo Bank, N.A.	(1,673)	2,280
Comerica Bank	112	608
Koch Supply & Trading LP	—	976

	$(5,779)	$3,864

(5)	Exploratory Well Costs

The Company capitalizes exploratory well and project costs until a determination is made that the well or project has either found proved reserves, is impaired or is sold. The Company’s capitalized exploratory well and

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

project costs are presented in unproved properties in the accompanying consolidated balance sheet. If the exploratory well or project is determined to be impaired, the impaired costs are charged to exploration and abandonment expense.

The following table reflects the Company’s capitalized exploratory well and project activity during the six months ended June 30, 2016 (in thousands):

2016
Beginning capitalized exploratory well costs	$15,198
Additions to exploratory well costs pending the determination of proved reserves	12,957
Reclassification due to determination of proved reserves	(25,728)

Ending capitalized exploratory well costs	$2,427

As of June 30, 2016, the Company had no exploratory projects for which exploratory costs have been capitalized for a period greater than one year from the date drilling was completed.

(6)	Long-Term Debt and Notes Payable to Members

Long-term debt consisted of the following components at June 30, 2016 and December 31, 2015 (in thousands):

	2016	2015
Outstanding debt principal balances:
Wells Fargo revolving credit facility	$113,000	$50,000
BOK revolving credit facility	—	40,000
Second lien	—	30,000
Issuance costs	(810)	(637)

Long-term debt	112,190	119,363
Less current portion of long-term debt	—	—

Long-term debt	$112,190	$119,363

Notes payable to members	$8,569	$6,438

Wells Fargo Revolving Credit Facility. In July 2015, the Company entered into a revolving credit facility (Wells Fargo Revolving Credit Facility) with a syndicate of financial institutions, led by Wells Fargo Bank, N.A. (Wells Fargo). The borrowing base and outstanding balance under the Wells Fargo Revolving Credit Facility increased as a result of the aforementioned merger and contribution in January 2016. The initial loan commitment is $250.0 million and it expires in July, 2020; no other significant terms of the credit facility were amended. Total debt issuance costs of $955,000 were capitalized and are being amortized over the life of the Wells Fargo Revolving Credit Facility. As of June 30, 2016, the borrowing base under the Wells Fargo Revolving Credit Facility was $131.0 million and the Company had $113.0 million in outstanding borrowings.

Borrowings under the Wells Fargo Revolving Credit Facility bear interest, at the option of the Company, based on: (a) a rate per annum equal to the higher of the prime rate announced from time to time by Wells Fargo or the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System during the last preceding business day plus 0.5% plus a defined alternate base rate spread margin, which is currently 2.0% or (b) a base Eurodollar rate, substantially equal to London Interbank Offered

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

Tate (LIBOR), plus a margin (the “Applicable Margin”), which is currently 2.25% and is also determined by a spread margin based on loan utilization. The Company also pays commitment fees on undrawn amounts under the Wells Fargo Revolving Credit Facility that are determined by a similar utilization grid (currently 0.5%). Borrowings under the Wells Fargo Revolving Credit Facility are secured by the Company’s proved oil and natural gas reserves that are owned by E2.

The Wells Fargo Revolving Credit Facility requires the maintenance of the ratio of EBITDAX to Interest Expense to be greater than 2.5 to 1.0 and a current ratio greater than 1.0 to 1.0. As of June 30, 2016, the Company was in compliance with all debt covenants. As of March 31, 2016, the Company determined it was not in compliance with the current ratio test under the Wells Fargo Revolving Credit Facility, but was able to cure the default, through additional capital contributions from its members, during the allotted 30-day grace period. Otherwise, the Company was in compliance with its debt covenants under the Wells Fargo Revolving Credit Facility as of March 31, 2016. The Company has evaluated its current liquidity position, including estimated future cash flows provided by operations, cash outflows for oil and gas acquisitions/additions, and available unused capital commitments from its members, and does not anticipate any future events of default related to its debt covenants.

Notes payable to members. The Company owes $8.6 million and $6.4 million as of June 30, 2016 and December 31, 2015, respectively, to members for general and administrative expenses incurred on behalf of the Company. These notes are payable to members by December 31, 2022 and bear interest after a year at the Applicable Federal Rate compounded annually paid at maturity. See related party information in Note 8.

Principal maturities. Principal maturities of long-term debt and notes payable to members at June 30, 2016, are as follows (in thousands):

2016	$—
2017	—
2018	—
2019	—
2020	113,000
Thereafter	8,569

Interest expense. The following amounts have been incurred and charged to interest expense for the six months ended June 30, 2016 (in thousands):

2016
Cash payments for interest	$1,946
Amortization of debt issuance costs	109
Net changes in accruals	(90)

Total interest expense	$1,965

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

(7)	Asset Retirement Obligations

The Company’s asset retirement obligations primarily relate to the future plugging and abandonment of wells and related facilities. Market risk premiums associated with asset retirement obligations are estimated to represent a component of the Company’s credit-adjusted risk-free rate that is utilized in the calculations of asset retirement obligations. The following table summarizes the Company’s asset retirement obligation activity during the six months ended June 30, 2016 (in thousands):

2016
Beginning asset retirement obligations	$282
Accretion of discount	12

Ending asset retirement obligations	$294

As of June 30, 2016, the Company considered the above asset retirement obligations to all be noncurrent.

(8)	Related-Party Transactions

The Company is being managed by its three majority and primary members. As such, members are charging the Company general and administrative expenses that will be paid at some time in the future. Each managing member calculates a percentage of salaries and benefits to be charged to the Company based on estimates of time spent on the Company’s business and affairs and a weighted average of time spent by all member personnel is then calculated and applied to their respective non-compensation expenditures. Management believes the allocation method is reasonable. Although it is not practicable to determine what the costs would be if the Company were to directly obtain these services, management believes the aggregate costs charged to the Company by the members are reasonable. During the three and six months ended June 30, 2016, the Company accrued $1.1 million and $2.1 million, respectively, and during the three and six months ended June 30, 2015, the Company accrued $1.1 million and $2.2 million, respectively, as general and administrative expenses payable to members. These amounts do not necessarily correspond to the sharing ratios, but rather to the actual general and administrative expenses incurred by each member on behalf of the Company. These liabilities have been recorded on the accompanying balance sheets as long-term notes payable to members. They will accrue interest at the Applicable Federal Rate beginning in 2017 if not paid in full and be subordinate to all other bank debt.

The Company paid Petromax Operating Company, Inc. (Petromax), who is the operator of the majority of the Company’s wells, $243,000 and $576,000 during the three and six months ended June 30, 2016, respectively, and $185,000 and $339,000 during the three and six months ended June 30, 2015, respectively, for Council of Petroleum Accountants Societies (COPAS) overhead charges on drilling and producing wells at market rates as set forth in joint operating agreements (JOA’s) and in accordance with an Operating Agreement between Petromax and the Company. Such amounts have been expensed in the accompanying financial statements in general and administrative expenses. Petromax is owned 33.3% by Mike Hoover, the Chief Operating Officer of the Company, who also owns indirectly approximately 20% of one of the members of the Company that owns approximately 36.2% of Esquisto Resources.

The Company paid Calbri Energy, Inc. (Calbri), a less than 1% owner of Esquisto Resources, $114,000 and $207,000 during the three and six months ended June 30, 2016, respectively, and $75,000 and $147,000 during the three and six months ended June 30, 2015, respectively, for completion consulting services. The day rate being paid to Calbri is competitive with others in the area that we use for similar services.

ESQUISTO RESOURCES II, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (continued)

(9)	Subsequent Events

Subsequent events have been evaluated through September 23, 2016, the date the financial statements were issued.

Derivatives. Subsequent to June 30, 2016, the Company entered into additional derivative financial instruments as follows:

•	10,000 barrels of oil per month was hedged with a swap priced at $48.63 per barrel for September 2016 to December 2016 with Wells Fargo as the counterparty

•	5,000 barrels of oil per month was hedged with a swap priced at $50.70 per barrel for October 2016 to December 2016 with JPMorgan Chase Bank, N.A. (JPMorgan) as the counterparty

•	5,000 barrels of oil per month was hedged with a swap priced at $50.40 per barrel for January 2017 to March 2017 with Wells Fargo as the counterparty

•	5,000 barrels of oil per month was hedged with a swap priced at $52.55 per barrel for all of 2017 with JPMorgan as the counterparty

•	10,000 barrels of oil per month was hedged with a swap priced at $54.12 per barrel for all of 2018 with JPMorgan as the counterparty

•	5,000 barrels of oil per month was hedged with a swap priced at $55.05 per barrel for all of 2019 with JPMorgan as the counterparty

•	50,000 MMBTU of natural gas per month was hedged with a swap priced at $3.080 per MMBTU for September 2016 to December 2016 with Wells Fargo as the counterparty

•	50,000 MMBTU of natural gas per month was hedged with a swap priced at $3.171 per MMBTU for all of 2017 with Wells Fargo as the counterparty

Had these derivative financial instruments been in place and open as of June 30, 2016, the open positions would have been as follows:

	2016		Year Ended December 31,
	Third Quarter	Fourth Quarter	2017	2018	2019
Crude oil swap contracts:
Volume (Bbl)	194,996	219,400	592,000	444,000	60,000
Price per Bbl	$45.95	$46.31	$47.66	$49.97	$55.05
Natural gas swap contracts:
Volume (MMBTU)	50,000	150,000	600,000	—	—
Price per MMBTU	3.080	3.080	3.171	—	—
Crude oil collar contract:
Volume (Bbl)	13,380	18,472	60,784	25,096	—
Price per Bbl:
Ceiling	$62.10	$62.10	$62.10	$62.10	$—
Floor	$50.00	$50.00	$50.00	$50.00	$—

Report of Independent Auditors

The Board of Managers

Esquisto Resources II, LLC and Subsidiaries:

We have audited the accompanying statements of revenues and direct operating expenses (the “financial statements”), which comprise the revenues and direct operating expenses of certain oil and gas properties of the members of Esquisto Resources II, LLC (“Esquisto”) prior to formation of and contribution to Esquisto (the “Pre-Esquisto Properties working interest”) for the period from January 1, 2014 to June 20, 2014 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of the Pre-Esquisto Properties working interest for the period from January 1, 2014 to June 20, 2014 in conformity with accounting principles generally accepted in the United States of America, using the basis of presentation described in Note 1.

/s/ ERNST & YOUNG LLP

Dallas, TX

August 1, 2016

Statements of Revenues and Direct Operating Expenses of the

Pre-Esquisto Properties Working Interest (as described in Note 1)

(in thousands)

Period From January 1, 2014 to June 20, 2014
Revenues	$1,809
Direct operating expenses	(200)

Revenues in excess of direct operating expenses	$1,609

See accompanying notes to the Statements of Revenues and Direct Operating Expenses.

Notes to Statements of Revenues and Direct Operating Expenses of the

Pre-Esquisto Properties Working Interest (as described in Note 1)

(1)	Basis of Presentation

On June 20, 2014, Esquisto Resources, LLC (“Esquisto”) was formed and entered into a contribution agreement with initial members (the “Contribution Agreement”) whereby initial members agreed to contribute to Esquisto their working interests in certain undeveloped acreage and producing oil and gas properties in the Eagleford trend in East Texas (the “Pre-Esquisto Properties working interest”) with a total basis of $76.1 million that was considered a non-cash property contribution by members. The Contribution Agreement contains customary representations and warranties, covenants, indemnification provisions and conditions to closing. The transaction closed on June 20, 2014.

The accompanying audited statements include revenues from oil (including condensate and gas liquids) and gas production and direct operating expenses associated with the Pre-Esquisto Properties working interest. The accompanying statements vary from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that they do not reflect certain indirect expenses that were incurred in connection with the ownership and operation of the Pre-Esquisto Properties working interest including, but not limited to, general and administrative expenses, interest expense and state income tax expense. These costs were not separately allocated to the Pre-Esquisto Properties working interest in the accounting records of the initial members of Esquisto. In addition, these allocations, if made using historical general and administrative structures and tax burdens, would not produce allocations that would be indicative of the historical performance of the Pre-Esquisto Properties working interest had it been an Esquisto property due to the differing size, structure, operations and accounting policies of the initial members of Esquisto and Esquisto. The accompanying statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs that Esquisto will incur upon the allocation of the purchase price paid for the Pre-Esquisto Properties working interest. Furthermore, no balance sheet has been presented for the Pre-Esquisto Properties working interest because the acquired properties were not accounted for as a separate subsidiary or division of the initial members of Esquisto and complete financial statements are not available, nor has information about the Pre-Esquisto Properties working interest’s operating, investing and financing cash flows been provided for similar reasons. Accordingly, the historical Statements of Revenues and Direct Operating Expenses of the Pre-Esquisto Properties working interest are presented in lieu of the full financial statements required under Item 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

These Statements of Revenues and Direct Operating Expenses are not indicative of the results of operations for the Pre-Esquisto Properties working interest on a go forward basis.

(2)	Summary of Significant Accounting Policies

Use of Estimates—The Statements of Revenues and Direct Operating Expenses are derived from the historical operating statements of the initial members of Esquisto. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the Statements of Revenues and Direct Operating Expenses. Actual results could be different from those estimates.

Revenue Recognition—Total revenues in the accompanying statements include the sale of crude oil, natural gas and natural gas liquids, net of royalties. The initial Esquisto members recognize revenues when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Oil and gas revenues included in these statements are recorded on the sales method, under which revenues are based on the oil, natural gas liquids and natural gas delivered rather than the net revenue interest share of oil and gas produced. There were no significant imbalances with other revenue interest owners during the period from January 1, 2014 to June 20, 2014.

Notes to Statements of Revenues and Direct Operating Expenses of the

Pre-Esquisto Properties Working Interest (as described in Note 1) (continued)

During the period from January 1, 2014 to June 20, 2014, Shell Trading (US) Company accounted for approximately 94% of the Pre-Esquisto Properties working interest’s total revenues. During such period, no other purchaser accounted for more than 10% of the total revenues. The loss of any single significant customer or contract could have a material adverse short-term effect; however, it is not likely that the loss of any single significant customer or contract would materially affect the Pre-Esquisto Properties working interest in the long-term as such purchasers could be replaced by other purchasers under contracts with similar terms and conditions.

Direct Operating Expenses—Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Pre-Esquisto Properties working interest. The direct operating expenses include lease operating, production taxes, processing and transportation expenses. Lease operating expenses include lifting costs, well repair expenses, facility maintenance expenses, well workover costs, and other field related expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to oil and gas production activities.

(3)	Contingencies

The activities of the Pre-Esquisto Properties working interest may become subject to potential claims and litigation in the normal course of operations. Esquisto does not believe that any liability resulting from any pending or threatened litigation will have a material adverse effect on the operations or financial results of the Pre-Esquisto Properties working interest.

(4)	Subsequent Events

Esquisto has evaluated events through August 1, 2016, the date the Statements of Revenues and Direct Operating Expenses were available to be issued, and has concluded no events need to be reported during this period.

Supplementary Oil and Gas Disclosures (Unaudited)

Supplemental reserve information

The following unaudited supplemental reserve information summarizes the net proved reserves of oil and gas and the standardized measure thereof as of June 20, 2015 and for the period from January 1, 2014 to June 20, 2014 attributable to the Pre-Esquisto Properties working interest. All of the reserves are located in the United States. The following table sets forth certain information with respect to the reserves attributable to the Pre-Esquisto Properties working interest as of June 20, 2014 and for the period from January 1, 2014 to June 20, 2014. The reserve disclosures are based on reserve studies prepared in accordance with the guidelines established by the SEC.

There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the amount and timing of development expenditures, including many factors beyond the property owner’s control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree subjective, the quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and gas sales prices may each differ from those assumed in these estimates. In addition, the different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. The standardized measure shown below represents estimates only and should not be construed as the current market value of the estimated oil and gas reserves attributable to the Pre-Esquisto

Notes to Statements of Revenues and Direct Operating Expenses of the

Pre-Esquisto Properties Working Interest (as described in Note 1) (continued)

Properties working interest. In this regard, the information set forth in the following tables includes revisions of reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent development activities, production history of the Pre-Esquisto Properties working interest and any adjustments in the projected economic life of such property resulting from changes in product prices.

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which was first effective for reporting reserve information as of December 31, 2009. In January 2010, the Financial Accounting Standards Board issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. Under the SEC’s final rule, prior period reserves were not restated.

Estimated quantities of oil, NGL and gas reserves

The following table sets forth certain data pertaining to the Pre-Esquisto Properties working interest’s proved, proved developed and proved undeveloped reserves as of June 20, 2014 and for the period from January 1, 2014 to June 20, 2014.

	Oil (MBbl)	NGL (MBbl)	Gas (MMCF)	Total (MBOE)
June 20, 2014
Proved Reserves
Beginning balance, January 1, 2014	—	—	—	—
Revision of previous estimates	—	—	—	—
Extensions and discoveries	154	22	79	189
Improved recovery	—	—	—	—
Purchase of reserves-in-place	—	—	—	—
Sale of reserves-in-place	—	—	—	—
Production	(17)	(2)	(7)	(20)

Ending balance, June 20, 2014	137	20	72	169

Proved Developed Reserves January 1	—	—	—	—

Proved Developed Reserves June 20	137	20	72	169

Standardized Measure of Discounted Future Net Cash Flows

The Standardized Measure of Discounted Future Net Cash Flows (excluding income tax expense) relating to proved crude oil and gas reserves is presented below:

June 20, 2014
Future cash inflows	$14,256
Future development and abandonment costs(a)	(50)
Future production expense	(3,691)

Future net cash flows	10,515
Discounted at 10% per year	(3,584)

Standardized measure of discounted future net cash flows	$6,931

(a)	The $50,000 as of June 20, 2014 represents undiscounted future asset retirement expenditures estimated as of those dates using current estimates of future abandonment costs.

Notes to Statements of Revenues and Direct Operating Expenses of the

Pre-Esquisto Properties Working Interest (as described in Note 1) (continued)

The Standardized Measure of Discounted Future Net Cash Flows (discounted at 10%) from production of proved reserves was developed as follows:

•	An estimate was made of the quantity of proved reserves and the future periods in which they are expected to be produced based on current economic conditions.

•

In accordance with SEC guidelines, the engineers’ estimates of future net revenues from proved properties and the present value thereof are made using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials. These prices are held constant throughout the life of the properties, except where such guidelines permit alternate treatment. The realized sales prices used in the reserve reports as of June 20, 2014 were $99.80 per barrel of oil, and $23.57 per barrel of NGL and $3.77 per MCF of gas.

•

The future gross revenue streams were reduced by estimated future operating costs and future development and abandonment costs, all of which were based on current costs in effect at the date presented and held constant throughout the life of the properties.

As described in Note 1, these Statements of Revenue and Direct Operating Expenses do not include income tax expense or balance sheet information, therefore income tax and capital expenditure estimates were omitted from the Standardized Measure of Discounted Future Net Cash Flows calculation. The principal sources of changes in the Standardized Measure of Discounted Future Net Cash Flows for each of the periods presented below are as follows:

Period From January 1, 2014 to June 20, 2014
Balance, beginning of year	$—
Oil and gas sales, net of production costs	(1,609)
Extensions and discoveries	8,000
Net change in sales prices and production costs	—
Improved recovery, net of costs	—
Changes in estimated future development costs	—
Changes in production rates (timing) and other	—
Purchase of minerals-in-place	—
Sales of minerals-in-place	—
Revision of quantity estimates	—
Accretion of discount	—

Standardized measure of discounted future net cash flows	$6,391

Report of Independent Auditors

The Board of Managers

Esquisto Resources II, LLC and Subsidiaries:

We have audited the accompanying statements of revenues and direct operating expenses (the “financial statements”), which comprise the revenues and direct operating expenses of certain oil and gas properties of Comstock Resources, Inc. acquired by Esquisto Resources II, LLC (the “Comstock Properties working interest”) for the seven month period ended July 31, 2015 and the year ended December 31, 2014 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of certain oil and gas properties of Comstock Resources, Inc. acquired by Esquisto Resources II, LLC (the “Comstock Properties working interest”) for the seven month period ended July 31, 2015 and the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America, using the basis of presentation described in Note 1.

/s/ ERNST & YOUNG LLP

Dallas, TX

August 1, 2016

Statements of Revenues and Direct Operating Expenses of the

Comstock Properties Working Interest (as described in Note 1)

(in thousands)

	Period From January 1, 2015 to July 31, 2015	Year Ended December 31, 2014
Revenues	$18,035	$10,608
Direct operating expenses	(1,999)	(942)

Revenues in excess of direct operating expenses	$16,036	$9,666

See accompanying notes to the Statements of Revenues and Direct Operating Expenses.

Notes to Statements of Revenues and Direct Operating Expenses of the

Comstock Properties Working Interest (as described in Note 1)

(1)	Basis of Presentation

On June 30, 2015, Esquisto Resources II, LLC (“Esquisto”) entered into a purchase and sale agreement (the “PSA”) to acquire from Comstock Oil & Gas, LP (“Comstock”), a wholly owned subsidiary of Comstock Resources, Inc., its working interests in certain producing oil and gas properties, undeveloped acreage and water assets in the Eagleford trend in East Texas (the “Comstock Properties working interest”) for a total of $115 million in cash, subject to customary purchase price adjustments. The PSA contains customary representations and warranties, covenants, indemnification provisions and conditions to closing. The transaction closed on July 22, 2015 and was effective as of May 1, 2015.

The accompanying audited statements include revenues from oil (including condensate and gas liquids) and gas production and direct operating expenses associated with the Comstock Properties working interest. The accompanying statements vary from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that they do not reflect certain indirect expenses that were incurred in connection with the ownership and operation of the Comstock Properties working interest including, but not limited to, general and administrative expenses, interest expense and state income tax expense. These costs were not separately allocated to the Comstock Properties working interest in the accounting records of Comstock. In addition, these allocations, if made using historical general and administrative structures and tax burdens, would not produce allocations that would be indicative of the historical performance of the Comstock Properties working interest had it been an Esquisto property due to the differing size, structure, operations and accounting policies of Comstock and Esquisto. The accompanying statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs that Esquisto will incur upon the allocation of the purchase price paid for the Comstock Properties working interest. Furthermore, no balance sheet has been presented for the Comstock Properties working interest because the acquired properties were not accounted for as a separate subsidiary or division of Comstock and complete financial statements are not available, nor has information about the Comstock Properties working interest’s operating, investing and financing cash flows been provided for similar reasons. Accordingly, the historical Statements of Revenues and Direct Operating Expenses of the Comstock Properties working interest are presented in lieu of the full financial statements required under Item 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

These Statements of Revenues and Direct Operating Expenses are not indicative of the results of operations for the Comstock Properties working interest on a go forward basis.

(2)	Summary of Significant Accounting Policies

Use of Estimates—The Statements of Revenues and Direct Operating Expenses are derived from the historical operating statements of Comstock. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the Statements of Revenues and Direct Operating Expenses. Actual results could be different from those estimates.

Revenue Recognition—Total revenues in the accompanying statements include the sale of crude oil, natural gas and natural gas liquids, net of royalties. Comstock recognizes revenues when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Oil and gas revenues included in these statements are recorded on the sales method, under which revenues are based on the oil, natural gas liquids and natural gas delivered rather than the net revenue interest share of oil and gas produced. There were no significant imbalances with other revenue interest owners during the period from January 1, 2015 to July 31, 2015 and the year ended December 31, 2014.

During the period from January 1, 2015 to July 31, 2015, Sunoco, Inc. accounted for approximately 77% and Shell Trading (US) Company accounted for approximately 10% of the Comstock Properties working

Notes to Statements of Revenues and Direct Operating Expenses of the

Comstock Properties Working Interest (as described in Note 1)

interest’s total revenues. During 2014, Shell Trading (US) Company accounted for approximately 76% of the Comstock Properties working interest’s total revenues. During such periods, no other purchaser accounted for more than 10% of the total revenues. The loss of any single significant customer or contract could have a material adverse short-term effect; however, it is not likely that the loss of any single significant customer or contract would materially affect the Comstock Properties working interest in the long-term as such purchasers could be replaced by other purchasers under contracts with similar terms and conditions.

Direct Operating Expenses—Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Comstock Properties working interest. The direct operating expenses include lease operating, production taxes, processing and transportation expenses. Lease operating expenses include lifting costs, well repair expenses, facility maintenance expenses, well workover costs, and other field related expenses. Lease operating expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to oil and gas production activities.

(3)	Contingencies

The activities of the Comstock Properties working interest may become subject to potential claims and litigation in the normal course of operations. Esquisto does not believe that any liability resulting from any pending or threatened litigation will have a material adverse effect on the operations or financial results of the Comstock Properties working interest.

(4)	Subsequent Events

Esquisto has evaluated events through August 1, 2016, the date the Statements of Revenues and Direct Operating Expenses were available to be issued, and has concluded no events need to be reported during this period.

Supplementary Oil and Gas Disclosures (Unaudited)

Supplemental reserve information

The following unaudited supplemental reserve information summarizes the net proved reserves of oil and gas and the standardized measure thereof as of July 31, 2015 and December 31, 2014 and for the period from January 1, 2015 to July 31, 2015 and the year ended December 31, 2014 attributable to the Comstock Properties working interest. All of the reserves are located in the United States. The following table sets forth certain information with respect to the reserves attributable to the Comstock Properties working interest as of July 31, 2015 and December 31, 2014 and for the period from January 1, 2015 to July 31, 2015 and the year ended December 31, 2014. The reserve disclosures are based on reserve studies prepared in accordance with the guidelines established by the SEC.

There are numerous uncertainties inherent in estimating quantities and values of proved reserves and in projecting future rates of production and the amount and timing of development expenditures, including many factors beyond the property owner’s control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Because all reserve estimates are to some degree subjective, the quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and gas sales prices may each differ from those assumed in these estimates. In addition, the different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. The standardized measure shown below represents estimates only and should not

Notes to Statements of Revenues and Direct Operating Expenses of the

Comstock Properties Working Interest (as described in Note 1)

be construed as the current market value of the estimated oil and gas reserves attributable to the Comstock Properties working interest. In this regard, the information set forth in the following tables includes revisions of reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent development activities, production history of the Comstock Properties working interest and any adjustments in the projected economic life of such property resulting from changes in product prices.

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which was first effective for reporting reserve information as of December 31, 2009. In January 2010, the Financial Accounting Standards Board issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. Under the SEC’s final rule, prior period reserves were not restated.

Estimated quantities of oil, NGL and as reserves

The following table sets forth certain data pertaining to the Comstock Properties working interest’s proved, proved developed and proved undeveloped reserves as of July 31, 2015 and December 31, 2014 and for the period from January 1, 2015 to July 31, 2015 and the year ended December 31, 2014.

	Oil (MBbl)	NGL (MBbl)	Gas (MMCF)	Total (MBOE)
July 31, 2015
Proved Reserves
Beginning balance, January 1, 2015	999	295	1,108	1,479
Revision of previous estimates	(49)	(25)	(77)	(87)
Extensions and discoveries	1,128	716	2,756	2,303
Improved recovery	—	—	—	—
Purchase of reserves-in-place	—	—	—	—
Sale of reserves-in-place	—	—	—	—
Production	(308)	(95)	(441)	(476)

Ending balance, July 31, 2015	1,770	891	3,346	3,219

Proved Developed Reserves January 1	999	295	1,108	1,479

Proved Developed Reserves July 31	1,770	891	3,346	3,219

December 31, 2014
Proved Reserves
Beginning balance, January 1	—	—	—	—
Revision of previous estimates	—	—	—	—
Extensions and discoveries	1,113	320	1,199	1,633
Improved recovery	—	—	—	—
Purchase of reserves-in-place	—	—	—	—
Sale of reserves-in-place	—	—	—	—
Production	(114)	(25)	(91)	(154)

Ending balance, December 31, 2014	999	295	1,108	1,479

Proved Developed Reserves January 1	—	—	—	—

Proved Developed Reserves December 31	999	295	1,108	1,479

Notes to Statements of Revenues and Direct Operating Expenses of the

Comstock Properties Working Interest (as described in Note 1)

The changes in proved reserves during 2015 and 2014 are comprised of the following items:

Revision of previous estimates. Revision of previous estimates of 87 MBOE during 2015 is attributable to decreased commodity prices, which decreased the useful lives of the wells, decreasing the ultimate reserves recovered.

Extensions and discoveries. Extensions and discoveries of 2,303 MBOE and 1,633 MBOE during 2015 and 2014, respectively, are comprised of discoveries and extensions in the Eagle Ford horizons in Burleson County, Texas as a result of continuous drilling in the area.

Standardized Measure of Discounted Future Net Cash Flows

The Standardized Measure of Discounted Future Net Cash Flows (excluding income tax expense) relating to proved crude oil and gas reserves is presented below:

	July 31, 2015	December 31, 2014
Future cash inflows	$143,062	$105,359
Future development and abandonment costs(a)	(695)	(305)
Future production expense	(41,876)	(21,661)

Future net cash flows	100,491	83,393
Discounted at 10% per year	(37,578)	(30,022)

Standardized measure of discounted future net cash flows	$62,913	$53,371

(a)	The $695,000 and $305,000 as of July 31, 2015 and December 31, 2014, respectively, represent undiscounted future asset retirement expenditures estimated as of those dates using current estimates of future abandonment costs.

The Standardized Measure of Discounted Future Net Cash Flows (discounted at 10%) from production of proved reserves was developed as follows:

•	An estimate was made of the quantity of proved reserves and the future periods in which they are expected to be produced based on current economic conditions.

•

In accordance with SEC guidelines, the engineers’ estimates of future net revenues from proved properties and the present value thereof are made using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials. These prices are held constant throughout the life of the properties, except where such guidelines permit alternate treatment. The realized sales prices used in the reserve reports as of July 31, 2015 and December 31, 2014 were $67.15 and $94.48 per barrel of oil, respectively, and $15.90 and $22.32 per barrel of NGL, respectively, and $3.00 and $3.97 per MCF of gas, respectively.

•

The future gross revenue streams were reduced by estimated future operating costs and future development and abandonment costs, all of which were based on current costs in effect at the date presented and held constant throughout the life of the properties.

Notes to Statements of Revenues and Direct Operating Expenses of the

Comstock Properties Working Interest (as described in Note 1)

As described in Note 1, these Statements of Revenue and Direct Operating Expenses do not include income tax expense or balance sheet information, therefore income tax and capital expenditure estimates were omitted from the Standardized Measure of Discounted Future Net Cash Flows calculation. The principal sources of changes in the Standardized Measure of Discounted Future Net Cash Flows for each of the periods presented below are as follows:

	Seven Months Ended July 31, 2015	Year Ended December 31, 2014
Balance, beginning of year	$53,371	$—
Oil and gas sales, net of production costs	(16,036)	(9,666)
Extensions and discoveries	45,054	63,037
Net change in sales prices and production costs	(19,228)	—
Improved recovery, net of costs	—	—
Changes in estimated future development costs	—	—
Changes in production rates (timing) and other	(1,257)	—
Purchase of minerals-in-place	—	—
Sales of minerals-in-place	—	—
Revision of quantity estimates	(2,104)	—
Accretion of discount	3,113	—

Standardized measure of discounted future net cash flows	$62,913	$53,371

ANNEX A

GLOSSARY OF OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

3-D seismic. Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

Basin. A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

Bbl. One stock tank barrel of 42 U.S. gallons liquid volume used herein in reference to crude oil, condensate or NGLs.

Bbl/d. One Bbl per day.

Bcf. One billion cubic feet of natural gas.

Boe. One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil. This is an energy content correlation and does not reflect a value or price relationship between the commodities.

Boe/d. One Boe per day.

British thermal unit or Btu. The quantity of heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Compound annual growth rate or CAGR. The annual growth rate of a metric over a specified period of time longer than a year, calculated by dividing the value of the metric at the end of the period in question by its value at the beginning of that period, raising the result to the power of one divided by the period length, and then subtracting one from the subsequent result. A calculation of the average compounded growth rate assumes that the growth rate derived from the calculation is even across the periods covered by the calculation and does not take into account any fluctuations for any periods other than the periods used to calculate the CAGR. Accordingly, the use of a CAGR may have limitations particularly in situations where there are substantial fluctuations in production during periods between the periods used to make the calculation.

Completion. Installation of permanent equipment for production of oil or gas, or, in the case of a dry well, to reporting to the appropriate authority that the well has been abandoned.

Condensate. A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Delineation. The process of placing a number of wells in various parts of a reservoir to determine its boundaries and production characteristics.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and natural gas. For a complete definition of development costs refer to the SEC’s Regulation S-X, Rule 4-10(a)(7).

Development project. The means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or natural gas from an established spot market price to reflect differences in the quality and/or location of oil or natural gas.

Downspacing. Additional wells drilled between known producing wells to better develop the reservoir.

Dry well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. For a complete definition of economically producible, refer to the SEC’s Regulation S-X, Rule 4-10(a)(10).

Estimated ultimate recovery or EUR. The sum of reserves remaining as of a given date and cumulative production as of that date.

Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and natural gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. For a complete definition of exploration costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(12).

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations. For a complete definition of field, refer to the SEC’s Regulation S-X, Rule 4-10(a)(15).

Formation. A layer of rock which has distinct characteristics that differs from nearby rock.

Generation 1. A hybrid fracking technique using approximately 1,500 pounds per foot of sand and 33 Bbls per foot of fluid, with 200 foot stages and five clusters per stage at 80 barrels per minute.

Generation 2. A slickwater fracking technique using approximately 2,600 pounds per foot of sand and 53 Bbls per foot of fluid, with 200 foot stages and seven clusters per stage at 90 barrels per minute.

Generation 3. A slickwater fracking technique using approximately 3,700 pounds per foot of sand and 75 Bbls per foot of fluid, with 150 foot stages and nine clusters per stage at 90 barrels per minute.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Held by production. Acreage covered by a mineral lease that perpetuates a company’s right to operate a property as long as the property produces a minimum paying quantity of oil or gas.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

MBbls. One thousand barrels of crude oil, condensate or NGLs.

MBoe. One thousand Boe.

Mcf. One thousand cubic feet of natural gas.

MMBbls. One million barrels of crude oil, condensate or NGLs.

MMBoe. One million Boe.

MMBtu. One million British thermal units.

Net acres. The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has a 50% interest in 100 acres owns 50 net acres.

Net production. Production that is owned less royalties and production due to others.

Net revenue interest. A working interest owner’s gross working interest in production less the royalty, overriding royalty, production payment and net profits interests.

NGLs. Natural gas liquids. Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

NYMEX. The New York Mercantile Exchange.

Offset operator. Any entity that has an active lease on an adjoining property for oil, natural gas or NGLs purposes.

Operator. The individual or company responsible for the development and/or production of an oil or natural gas well or lease.

Play. A geographic area with hydrocarbon potential.

Possible Reserves. Reserves that are less certain to be recovered than probable reserves.

Present value of future net revenues or PV-10. The estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10% in accordance with the guidelines of the SEC.

Probable Reserves. Reserves that are less certain to be recovered than proved reserves but that, together with proved reserves, are as likely as not to be recovered.

Production costs. Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. For a complete definition of production costs, refer to the SEC’s Regulation S-X, Rule 4-10(a)(20).

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved area. Part of a property to which proved reserves have been specifically attributed.

Proved developed reserves. Reserves that can be expected to be recovered through (i) existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved properties. Properties with proved reserves.

Proved reserves. Those quantities of oil, natural gas and NGLs, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of proved oil and natural gas reserves, refer to the SEC’s Regulation S-X, Rule 4-10(a)(22).

Proved undeveloped reserves or PUDs. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations are classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances are estimates for proved undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

Realized price. The cash market price less all expected quality, transportation and demand adjustments.

Reasonable certainty. A high degree of confidence. For a complete definition of reasonable certainty, refer to the SEC’s Regulation S-X, Rule 4-10(a)(24).

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Reserves. Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Resources. Quantities of oil and natural gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

Royalty. An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Service well. A well drilled or completed for the purpose of supporting production in an existing field.

Spacing. The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

Spot market price. The cash market price without reduction for expected quality, transportation and demand adjustments.

Spud. Commenced drilling operations on an identified location.

Standardized measure. Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the oil and natural gas properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

Stratigraphic test well. A drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Unit. The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

Unproved properties. Properties with no proved reserves.

Wellbore. The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

Working interest. The right granted to the lessee of a property to develop and produce and own natural gas or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

Workover. Operations on a producing well to restore or increase production.

WTI. West Texas Intermediate.

             Shares

WildHorse Resource Development Corporation

Common Stock

Prospectus

                    , 2016

Barclays

Until                     , 2016 (25 days after commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee, and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, that may be incurred by them in their capacity as such.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities

Prior to the closing of this offering, we will issue              shares of our common stock to WildHorse Holdings and Esquisto Holdings in connection with the Corporate Reorganization and          shares to the third-party sellers in the Rosewood Acquisition. The shares of our common stock described in this Item 15 will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act as sales by an issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                     , 2016.

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:
Name:
Title:

Each person whose signature appears below appoints Jay C. Graham, Anthony Bahr and Kyle N. Roane , and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Jay C. Graham	Chief Executive Officer and Director (Principal Executive Officer)	, 2016

Andrew J. Cozby	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	, 2016

Terence Lynch	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2016

Anthony Bahr	President and Director	, 2016

Richard D. Brannon	Director	, 2016

Scott Gieselmen	Director	, 2016

David W. Hayes	Director	, 2016

Tony R. Weber	Director	, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

**3.1	Certificate of Incorporation of WildHorse Resource Development Corporation

**3.2	Form of Amended and Restated Certificate of Incorporation of WildHorse Resource Development Corporation

**3.3	Bylaws of WildHorse Resource Development Corporation

**3.4	Form of Amended and Restated Bylaws of WildHorse Resource Development Corporation

*3.5	Form of WildHorse Holdings, LLC Limited Liability Company Agreement

*3.6	Form of WildHorse Investment Holdings, LLC Limited Liability Company Agreement

*4.1	Form of Common Stock Certificate

*4.2	Form of Registration Rights Agreement

*4.3	Form of Voting Agreement

**5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*10.1	Form of Credit Agreement

**10.2	Form of WildHorse Resource Development Corporation Long-Term Incentive Plan

**10.3	Form of Indemnification Agreement between WildHorse Resource Development Corporation and each of the directors and officers thereof

*10.4	Form of Transition Services Agreement

*21.1	Subsidiaries of WildHorse Resource Development Corporation

*23.1	Consent of KPMG LLP

*23.2	Consent of Ernst & Young LLP

*23.3	Consent of Cawley, Gillespie & Associates, Inc. (included as part of Exhibits 99.1 through 99.6)

**23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

**99.1	Cawley, Gillespie & Associates, Inc., Audit Letter of WildHorse Resources II, LLC at December 31, 2014

**99.2	Cawley, Gillespie & Associates, Inc., Reserve Report of Esquisto Resources II, LLC at December 31, 2014

**99.3	Cawley, Gillespie & Associates, Inc., Audit Letter of WildHorse Resources II, LLC at December 31, 2015

**99.4	Cawley, Gillespie & Associates, Inc., Reserve Report of Esquisto Resources II, LLC at December 31, 2015

**99.5	Cawley, Gillespie & Associates, Inc., Audit Letter of WildHorse Resources II, LLC at June 30, 2016

**99.6	Cawley, Gillespie & Associates, Inc., Reserve Report of Esquisto Resources II, LLC at June 30, 2016

*	To be filed by amendment.
**	Filed herewith.